Form 20-F
period 2020-09-30
Huadi International Group Co., Ltd.
filed 2021-03-30
CIK 1791725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number: 001-39904

Huadi International Group Co., Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

(Address of principal executive offices)

Huisen Wang, CEO

+86-057786598888

Huadi@huadigroup.com

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0002 per share	HUDI	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,000,000 ordinary shares as of September 30, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

EXPLANATORY NOTE

On December 30, 2020, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-248919) (“Form F-1 Registration Statement”) of Huadi International Group Co., Ltd., an exempt company with limited liability organized under the law of Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

As required by Rule 15d-2, Huadi International Group Co., Ltd.is hereby filing the certified financial statements of Huadi International Group Co., Ltd. with the SEC under cover of the facing page of an annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Huadi International Group Co., Ltd.

Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Huadi International Group Co., Ltd. and its subsidiaries (collectively, the “Company”) as of September 30, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Briggs & Veselka Co.

Briggs & Veselka Co.

Houston, Texas

March 30, 2021

We have served as the Company’s auditor since 2018.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020 AND 2019

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$796,794	$1,057,992
Restricted cash	908,410	1,958,680
Accounts receivable, net of allowance for doubtful accounts of $2,910,554 and $2,764,735, respectively	13,618,697	14,001,714
Accounts receivable – related parties	1,914,380	498,125
Notes receivable	555,612	517,649
Inventories	20,837,594	17,845,405
Advances to suppliers	998,123	1,306,926
Advances to suppliers – related parties	5,342,512	5,251,600
Other receivables	2,375,031	5,494,060
Total current assets	47,347,153	47,932,151
Property, plant and equipment, net	6,687,642	6,479,256
Intangible assets, net	1,202,687	1,171,883
Long-term investments	13,449,305	12,775,494
Deferred tax assets	436,583	414,710
TOTAL ASSETS	$69,123,370	$68,773,494
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,855,047	$1,124,061
Accrued expenses and other current liabilities	1,587,826	1,887,934
Notes payable	1,517,026	3,696,652
Advances from customers	1,515,452	1,221,152
Due to related parties	1,407,711	4,101,710
Short-term borrowings	31,221,280	31,488,660
Tax payable	4,230,328	4,046,225
TOTAL LIABILITIES	43,334,670	47,566,394

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 10,000,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	22,531,620	22,531,620
Accumulated deficit	(159,189)	(3,481,925)
Accumulated other comprehensive income	3,189,856	1,976,808
Total equity attributable to Huadi International Group Co., Ltd.	25,564,287	21,028,503
Equity attributable to non-controlling interests	224,413	178,597
Total shareholders’ equity	25,788,700	21,207,100
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$69,123,370	$68,773,494

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2020	2019	2018
Sales	$57,767,081	$65,518,316	$60,386,004
Production service revenue	1,370,197	-	-
Cost of sales	(48,473,061)	(50,895,644)	(47,142,750)
Gross profit	10,664,217	14,622,672	13,243,254

Operating expenses:
Selling, general and administrative	3,938,511	4,467,058	3,341,647
Research and development	2,120,649	1,777,110	1,447,196
Bad debt	144,472	-	256,857
Total operating expenses	6,203,632	6,244,168	5,045,700

Operating income	4,460,585	8,378,504	8,197,554

Other income (expenses):
Interest expenses, net	(2,162,589)	(2,149,077)	(2,082,680)
Other income, net	1,277,252	222,250	470,750
Total other expenses, net	(885,337)	(1,926,827)	(1,611,930)

Income before income taxes	3,575,248	6,451,677	6,585,624

Income tax provision	(218,949)	(1,005,190)	(1,337,092)

Net income	3,356,299	5,446,487	5,248,532
Net income attributable to non-controlling interests	33,563	54,465	52,485

Net income attributable to Huadi International Group Co., Ltd.	$3,322,736	$5,392,022	$5,196,047

Net income	$3,356,299	$5,446,487	$5,248,532

Other comprehensive income (loss):
Foreign currency translation adjustment	1,225,301	(857,879)	(628,173)

Total comprehensive income	4,581,600	4,588,608	4,620,359
Comprehensive income attributable to non-controlling interests	45,816	45,886	46,204

Comprehensive income attributable to Huadi International Group Co., Ltd.	$4,535,784	$4,542,722	$4,574,155

Basic and diluted earnings per share
Basic	$0.34	$0.54	$0.52
Diluted	$0.34	$0.54	$0.52
Weighted average numbers of common shares outstanding
Basic	10,000,000	10,000,000	10,000,000
Diluted	10,000,000	10,000,000	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2017	10,000,000	$2,000	$22,531,620	$(14,069,994)	$3,448,000	$11,911,626	$86,507	$11,998,133

Foreign currency translation loss	-	-	-	-	(621,892)	(621,892)	(6,281)	(628,173)
Net income	-	-	-	5,196,047	-	5,196,047	52,485	5,248,532

Balance at September 30, 2018	10,000,000	2,000	22,531,620	(8,873,947)	2,826,108	16,485,781	132,711	16,618,492

Foreign currency translation loss	-	-	-	-	(849,300)	(849,300)	(8,579)	(857,879)
Net income	-	-	-	5,392,022	-	5,392,022	54,465	5,446,487

Balance at September 30, 2019	10,000,000	2,000	22,531,620	(3,481,925)	1,976,808	21,028,503	178,597	21,207,100

Foreign currency translation gain	-	-	-	-	1,213,048	1,213,048	12,253	1,225,301
Net income	-	-	-	3,322,736	-	3,322,736	33,563	3,356,299

Balance at September 30, 2020	10,000,000	$2,000	$22,531,620	$(159,189)	$3,189,856	$25,564,287	$224,413	$25,788,700

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

(IN U.S. DOLLARS)

	2020	2019	2018
Cash Flows from Operating Activities:
Net income	$3,356,299	$5,446,487	$5,248,532
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	723,586	617,634	691,695
Amortization	30,048	30,617	34,964
Bad debt expense	-	-	256,857
Deferred tax benefits (expenses)	-	296,163	(53,681)
Loss (gain) on disposal of fixed assets	(654,138)	19,051	-
Changes in operating assets and liabilities:
Accounts receivable	(260,202)	996,761	(2,906,387)
Notes receivable	(10,332)	2,606,326	653,983
Inventories	(1,987,737)	3,566,204	(1,570,427)
Advances to suppliers	366,087	1,387,753	(1,518,134)
Advances to suppliers – related party	180,333	(5,459,669)	8,612,469
Other receivables	3,303,687	(838,251)	(1,222,110)
Accounts payable	650,988	(13,033)	(7,445,939)
Accrued expenses and other current liabilities	(387,358)	843,625	(4,830,841)
Notes payable	(2,301,375)	(3,795,141)	600,653
Advances from customers	222,805	(4,257,789)	3,476,023
Tax payable	(28,401)	899,869	1,182,113
Net cash provided by operating activities	3,204,290	2,346,607	1,209,770

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(664,996)	(912,702)	(527,755)
Proceeds from disposition of property, plant and equipment	724,782	-	-
Net cash provided by (used in) investing activities	59,786	(912,702)	(527,755)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	38,620,077	39,715,044	49,463,573
Repayments on short-term borrowings	(40,488,791)	(46,605,766)	(49,132,022)
Advances from related parties	3,068,965	7,926,927	611,920
Repayments to related parties	(5,889,557)	(4,526,092)	-
Net cash provided by (used in) financing activities	(4,689,306)	(3,489,887)	943,471

Effect of exchange rate changes on cash and cash equivalents and restricted cash	113,762	(125,041)	(196,191)

Net increase (decrease) in cash and cash equivalents and restricted cash	(1,311,468)	(2,181,023)	1,429,295
Cash and cash equivalents and restricted cash at the beginning of year	3,016,672	5,197,695	3,768,400
Cash and cash equivalents and restricted cash at the end of year	$1,705,204	$3,016,672	$5,197,695

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$135,262	$202,702	221,937
Cash paid for interest	$1,951,622	$2,258,101	2,082,680

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Huadi International Group Co., Ltd. (“Huadi International”)	Cayman Island	September 27, 2018	Parent
Yongqiang Tuoxing Limited. (“Yongqiang Tuoxing”)	British Virgin Island	October 2, 2018	100% by the Parent
Hong Kong Beach Limited. (“HK Beach”)	Hong Kong	November 7, 2018	100% by Yongqiang Tuoxing
Wenzhou Hongshun Stainless Steel Limited. (“Hongshun”)	Wenzhou, China	June 3,2019	100% by HK Beach
Huadi Steel Group Limited. (“Huadi Steel”)	Wenzhou, China	November 12,1998	99% by Hongshun

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. The paid in capital was zero as of September 30, 2020. There are currently 10,000,000 issued and outstanding ordinary shares, of which 16.64% and 83.36% held by Yongqiang Maituo Limited and Yongqiang Donghai Limited, respectively. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. The paid in capital was zero as of September 30, 2020. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaged in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. The paid in capital was zero as of September 30, 2020. HK Beach did not have any operations as of September 30, 2020.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. The registered capital is USD 10,000,000 and the paid in capital was zero as of September 30, 2020.

The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of September 30, 2020.

Huadi Steel Group Limited. (“Huadi Steel”)

Huadi Steel was incorporated on November 12, 1998 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 168,800,000. Since August 18, 2015, Huadi Steel was owned by nine shareholders in People’s Republic of China (“PRC Shareholders”).  Huadi Steel focuses on manufacturing of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network in China.

Except where the context otherwise requires and for purposes of this financial statement only, “the Company”, “we”, “us”, “our company”, “our” and “Huadi” refer to the above-mentioned entities.

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Wenzhou Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of September 30, 2020.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Impact of COVID-19

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) first identified in China and has since spread rapidly globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected, especially for our export related business. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Wenzhou entered into a city-wide lockdown on February 3, 2020. We temporarily closed our offices and production facilities to adhere to the policy beginning in February 2020, as required by relevant PRC regulatory authorities. Our offices were reopened on February 18, 2020 and production facilities are now fully operational.

●	Some of our customers have been negatively impacted by the outbreak, which reduced the demand of our products. The total sales from international customers decreased from $17.9 million for the 2019 fiscal year to $11.9 million for the fiscal year 2020 representing a 34% reduction. However, domestic demand remained stable because of the recovery initiative within China. Total revenue decreased by approximately $6.4 million for the fiscal year 2020 comparing to the fiscal year 2019.

●	We have experienced some disruptions to our supply chain during the Chinese government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver materials and components to our facilities and may also affect our ability to timely ship our products to international customers. As a result of these supply chain disruptions, we have increased customer order lead times. This may limit our ability to fulfil orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

●	Our workforce remains stable throughout fiscal year 2020. While the local government has provided funding to subsidize our labor cost, the implementation of various safety measures has increased the total cost of our operation. We are required to provide our employees with protective gears and regularly monitor and trace the health condition of our employees. Workers are also required to practice social distancing during mealtime at our own cafeteria.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case you may lose your investment.

●	During the year ended September 30, 2020, we were able to repay all our debt and other obligations without taking advantage of any available payment deferral or forbearance term.

In the long term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries and could result in a global economic downturn or a recession. This would likely adversely affect demand on some of our products and those of our customers, which may, in turn negatively impact our results of operations.

While we continue to observe a stable demand in our products, the market remains uncertain, and it may not be sustainable in the long term. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the actions to contain or treat the virus, how quickly and to what extent the economic and operating conditions can resume, and the severity and duration of the global economic downturn as a result of the pandemic.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income, net in the consolidated statements of income and comprehensive income.

The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2020	2019	2018
Period Ended RMB: USD exchange rate	6.7896	7.1477	6.8680
Period Average RMB: USD exchange rate	7.0056	6.8753	6.5368

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company has bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset. Restricted cash is included in the beginning or ending balance of cash and cash equivalents, and restricted cash in the consolidated statements of cash flows.

As of September 30, 2020 and 2019, restricted cash was $908,410 and $1,958,680, respectively. No cash is restricted to assure future credit availability.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The allowance for doubtful accounts recognized as of September 30, 2020 and 2019 was $2,910,554 and $2,764,735, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories for the years ended September 30, 2020, 2019 and 2018.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. For the years ended September 30, 2020, 2019 and 2018, the Company had no wrote off for advances to suppliers.

Advances from Customers

Advances from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

Property and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-32 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years
Electronic equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist of land use rights. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

Long-term Investments

The Company accounts for investments less than 20% ownership under the cost method and assess impairment at the end of each fiscal year. The carrying value of the investments was $13,449,305 and $12,775,494 as of September 30, 2020 and 2019, respectively.

The Company determined that there was no impairment in these investments as of September 30, 2020, 2019 and 2018.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2020, 2019 and 2018.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses, other current liabilities, notes receivable, notes payable, advances to suppliers, advances from customers, bank loans, and income tax payable and other receivables, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2020 and 2019.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price.  The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2018, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after October 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to company’s business processes, systems, or internal controls as a result of implementing the standard.

The Company considers customer purchase orders and production service agreement, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations.

In determining the transaction price the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenues are reported net of all value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of company’s products no warranty is offered.

Sales revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. Production service revenue is recognized when production order is fulfilled and VAT invoice is issued to customer.

The Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers. Product delivery is evidenced by signed receipt documents and title transfers upon delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. As a result, the Company expects returns to be minimal.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

For the years ended September 30, 2020, 2019 and 2018, the Company received government grants of $410,532, $59,131 and $100,916, respectively. The grants were recorded as other income in the consolidated statements for income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $804,264, $1,011,670 and $337,237 for the years ended September 30, 2020, 2019 and 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $104,933, $147,363 and $105,734 for years ended September 30, 2020, 2019 and 2018 respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal years for tax purpose in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the years ended September 30, 2020, 2019 and 2018.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of steel pipe, tube and ancillary products to our customers at margins sufficient to cover fixed and variable expenses.

As of September 30, 2020 and 2019, we had cash and cash equivalents of $796,794 and $1,057,992, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. Effective October 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements.  The adoption of the new standard had no impact on our consolidated net earnings and cash flows.

New Accounting Pronouncements Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not plan to early adopt ASU 2018-13 or expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2020 and 2019 consisted of the following:

	2020	2019
Accounts receivable	$16,529,251	$16,766,449
Accounts receivable – related parties	1,914,380	498,125
Less: allowance for doubtful accounts	(2,910,554)	(2,764,735)
Accounts receivable, net	$15,533,077	$14,499,839

The Company’s customers are for the most part, various levels of government, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers. The average accounts receivable turnover period was approximately 93 days, 84 days and 91 days for the fiscal years ended September 30, 2020, 2019 and 2018, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2019 and 2018 are as follow:

	2020	2019
Beginning balance	$2,764,735	$2,912,310
Bad debt write-off	-	(33,612)
Exchange difference	145,819	(113,963)
Ending balance	$2,910,554	$2,764,735

No bad debt expense recorded by the Company during the years ended September 30, 2020 and 2019. The Company recorded bad debt write-off of $0, $33,612 and $40,101 during the years ended September 30, 2020, 2019 and 2018, respectively.

NOTE 4 –NOTES RECEIVABLE

Notes receivable consisted of bank acceptance notes of $555,612 and $517,649 received from the Company’s customers as of September 30, 2020 and 2019, respectively. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company; and these notes were guaranteed by the banks.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2020 and 2019 consisted of the following:

	2020	2019
Raw materials	$11,305,744	$10,489,858
Work in process	913,751	252,749
Finished goods	8,618,099	7,102,798
Total	$20,837,594	$17,845,405

There was no inventory write-downs recognized for the years ended September 30, 2020, 2019 and 2018.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2020 and 2019 consisted of the following:

	2020	2019
Buildings	$4,930,868	$4,785,642
Machinery and equipment	7,706,598	8,302,445
Transportation vehicles	932,472	936,908
Office equipment	460,943	442,343
Construction in progress (“CIP”)	235,266	124,276
Total property plant and equipment, at cost	14,266,147	14,591,614
Less: accumulated depreciation	(7,578,505)	(8,112,358)
Property, plant and equipment, net	$6,687,642	$6,479,256

Depreciation expense was $723,586, $617,634 and $691,695 for the years ended September 30, 2020, 2019 and 2018, respectively.

During fiscal year ended September 30, 2020, the Company sold fixed assets with a net carrying value of $70,644, and recorded gain on sale of fixed assets of $654,138. During fiscal year ended September 30, 2019, the Company disposed certain fixed assets and recorded loss on disposal of fixed assets of $19,051.

As of September 30, 2020 and 2019, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 10.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of September 30, 2020 and 2019 consisted of the following:

	2020	2019
Land use rights, cost	$1,632,277	$1,550,500
Less: accumulated amortization	(429,590)	(378,617)
Intangible assets, net	$1,202,687	$1,171,883

The land use right represents the Company’s land use rights in Wenzhou’s plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2020 and 2019. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 10.

Amortization expense was $30,048, $30,617 and $34,964 for the years ended September 30, 2020, 2019 and 2018, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of September 30, 2020 and 2019:

	2020	2019
Huashang Micro Finance Co.	$5,596,795	$5,316,395
Longwan Rural Commercial Bank	6,625,133	6,293,213
Wenzhou Longlian Development Co., Ltd	1,227,377	1,165,886
Total	$13,449,305	$12,775,494

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD), of which RMB 7,000,000 ($1,030,989 and $979,336 in USD, respectively) has not been collected as of September 30, 2020 and 2019 and recorded as other receivable. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Huashang during the years ended September 30, 2020, 2019 and 2018.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the years ended September 30, 2020, 2019 and 2018.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at the cost on its consolidated balance sheets. During the year ended September 30, 2020, the Company received dividend income of RMB 3,087,000 ($440,647 in USD) from LRCB. During the year ended September 30, 2019, the Company received dividend income of RMB 3,307,500 ($481,070 in USD) from LRCB. During the year ended September 30, 2018, the Company received dividend income of RMB 3,307,500 ($505,982 in USD) from LRCB.

NOTE 9 –NOTES PAYABLE

Notes payable consisted of bank notes payable of $1,517,026 and $3,696,652 provided by the Company to its customers as of September 30, 2020 and 2019, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following at September 30, 2020:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank	9,990,000	$1,471,367	11/4/2019	11/3/2020	5.40%
Agricultural Bank	5,000,000	736,420	11/13/2019	11/12/2020	5.40%
Agricultural Bank	7,000,000	1,030,989	11/28/2019	11/18/2020	5.35%
Agricultural Bank	9,500,000	1,399,199	12/19/2019	12/18/2020	5.35%
Agricultural Bank	9,990,000	1,471,368	12/27/2019	12/10/2020	5.35%
Agricultural Bank	5,700,000	839,519	1/8/2020	1/7/2021	5.35%
Agricultural Bank	9,990,000	1,471,368	1/14/2020	1/13/2021	5.35%
Agricultural Bank	9,000,000	1,325,557	2/28/2020	2/27/2021	5.60%
Agricultural Bank	4,990,000	734,948	3/4/2020	3/3/2021	5.60%
Agricultural Bank	13,400,000	1,973,607	3/13/2020	3/12/2021	5.25%
Agricultural Bank	5,000,000	736,420	3/27/2020	3/15/2021	5.25%
Agricultural Bank	4,500,000	662,778	7/10/2020	7/1/2021	4.80%
Agricultural Bank	10,500,000	1,546,483	7/24/2020	7/15/2021	4.75%
Agricultural Bank	14,500,000	2,135,619	8/3/2020	8/2/2021	4.75%
China CITIC Bank	4,500,000	662,778	10/11/2019	10/10/2020	5.35%
China CITIC Bank	6,500,000	957,347	10/16/2019	10/15/2020	5.35%
China CITIC Bank	4,000,000	589,136	10/29/2019	10/28/2020	5.35%
China CITIC Bank	6,000,000	883,704	9/22/2020	9/21/2021	5.00%
China CITIC Bank	6,500,000	957,347	9/23/2020	9/22/2021	5.00%
China CITIC Bank	8,000,000	1,178,273	9/24/2020	9/23/2021	5.00%
Bank of China	7,540,000	1,110,522	1/7/2020	1/2/2021	4.50%
Bank of China	7,730,000	1,138,506	1/9/2020	1/7/2021	4.50%
Minsheng Bank	11,400,000	1,679,039	4/22/2020	4/15/2021	5.50%
Zhejiang Commerce Bank	8,500,000	1,251,915	4/22/2020	4/16/2021	4.20%
Zhejiang Commerce Bank	4,750,000	699,599	5/21/2020	5/18/2021	4.20%
Zhejiang Commerce Bank	7,000,000	1,030,989	6/3/2020	5/14/2021	4.20%
Zhejiang Commerce Bank	10,500,000	1,546,483	9/18/2020	6/18/2021	5.22%
Total	RMB211,980,000	$31,221,280

Short-term borrowings consisted of the following at September 30, 2019:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank	RMB9,990,000	$1,397,654	11/2/2018	11/1/2019	5.44%
Agricultural Bank	7,000,000	979,336	12/3/2018	12/2/2019	5.44%
Agricultural Bank	5,000,000	699,526	12/7/2018	11/15/2019	5.44%
Agricultural Bank	9,500,000	1,329,099	1/11/2019	1/10/2020	5.44%
Agricultural Bank	9,990,000	1,397,652	1/21/2019	1/20/2020	5.13%
Agricultural Bank	5,700,000	797,459	1/25/2019	1/24/2020	5.13%
Agricultural Bank	9,990,000	1,397,652	2/1/2019	1/30/2020	5.13%
Agricultural Bank	9,000,000	1,259,146	3/4/2019	3/3/2020	5.35%
Agricultural Bank	9,990,000	1,397,652	3/8/2019	3/7/2020	5.35%
Agricultural Bank	13,400,000	1,874,729	4/2/2019	4/1/2020	5.13%
Agricultural Bank	5,000,000	699,526	4/24/2019	4/15/2020	5.13%
Agricultural Bank	4,500,000	629,573	7/2/2019	7/1/2020	5.66%
Agricultural Bank	10,500,000	1,469,004	8/2/2019	8/1/2020	5.66%
Agricultural Bank	14,500,000	2,028,625	8/14/2019	8/12/2020	5.66%
China CITIC Bank	2,614,096	365,725	10/17/2018	10/12/2019	4.90%
China CITIC Bank	6,500,000	909,383	10/17/2018	10/17/2019	5.66%
China CITIC Bank	5,147,400	720,148	1/4/2019	12/30/2019	5.00%
China CITIC Bank	6,000,000	839,431	9/24/2009	9/22/2020	5.35%
China CITIC Bank	6,500,000	909,383	9/25/2019	9/23/2020	5.35%
China CITIC Bank	8,000,000	1,119,241	9/26/2019	9/24/2020	5.35%
Bank of China	8,880,000	1,242,358	1/10/2019	1/6/2020	5.44%
Bank of China	7,540,000	1,054,885	1/9/2019	1/6/2020	5.44%
Bank of China	3,350,000	468,682	1/25/2019	1/22/2020	5.22%
Bank of China	3,580,000	500,860	1/25/2019	1/2/2020	5.22%
Minsheng Bank	14,900,000	2,084,587	4/25/2019	4/25/2020	6.53%
Zhejiang Commerce Bank	1,000,000	139,905	4/23/2019	10/23/2019	6.09%
Zhejiang Commerce Bank	7,000,000	979,336	4/23/2019	10/23/2019	6.09%
Zhejiang Commerce Bank	4,500,000	629,573	4/29/2019	10/29/2019	6.09%
Zhejiang Commerce Bank	10,500,000	1,469,004	4/29/2019	10/29/2019	6.09%
Total	RMB220,071,496	$30,789,134

Short-term borrowings also include loans from various individuals with interest rate around 8% and maturing within one year. As of September 30, 2020 and 2019, the total amount of these loans was $0 and $699,526, respectively.

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	As of September 30,
	2020	2019
Buildings, net	$3,405,140	$2,873,733
Long-term Investment	6,625,133	7,459,099
Total	$10,030,273	$10,332,832

For the years ended September 30, 2020, 2019 and 2018, interest expense on all short-term borrowings and notes payable amounted to $2,162,589, $2,149,077 and $2,082,680, respectively.

NOTE 11 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no significant customer during the year ended September 30, 2020. There were two customers accounted for a significant portion of total accounts receivable for the year ended September 30, 2020, which combined accounted for 26.31% of the Company’s total accounts receivable.

The Company sold a substantial portion of products to one customer (10.13% of total revenues) during the year ended September 30, 2019. As of September 30, 2019, amount due from this customer included in accounts receivable was $293,640. There was one customer accounted for a significant portion (11.48%) of total accounts receivable for the year ended September 30, 2019.

The Company sold a substantial portion of products to one customer (14.46% of total revenues) during the year ended September 30, 2018. As of September 30, 2018, amount due from this customer included in accounts receivable was $6,048,446, representing 31.83% of total accounts receivable. There was no other significant concentration (over 10%) of accounts receivable for the year ended September 30, 2018.

The loss of our significant customer or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

For the year ended September 30, 2020, three suppliers accounted for 32.05%, 16.60% and 11.16% of the Company’s total purchase. There were three suppliers that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2020, which combined accounted for 63.47% of the Company’s total accounts payable.

For the year ended September 30, 2019, two suppliers accounted for 29.13% and 18.09% of the Company’s total purchase. There were three suppliers that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2019, which combined accounted for 63.47% of the Company’s total accounts payable.

For the year ended September 30, 2018, two suppliers accounted for 29.02% and 12.97% of the Company’s total raw material purchase. There were two suppliers that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2018, which combined accounted for 53.35% of the Company’s total accounts payable.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 12 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties:

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co.	An entity 100% owned by Yiyu Wang
Jueqin Wang	Principal shareholder of the Company
Di Wang	Principal shareholder of the Company
Huizhi Wang	Principal shareholder of the Company
Juelin Wang	Principal shareholder of the Company
Yiyu Wang	Immediate family member of majority shareholder of the Company
Bing Zhang	Principal shareholder of the Company

2)	Related party transactions

During the year ended September 30, 2020, the Company purchased a total of $14,521,129 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2020, the Company had no outstanding accounts payable balance to this entity. To lock down the prices for raw materials and hedge against price rise risk, the Company periodically pays Taizhou Huadi in advance. As of September 30, 2020, the Company had outstanding balance of USD $5,342,512 to Taizhou Huadi.

During the year ended September 30, 2020, the Company sold a total of $3,228,396 steel materials to Taizhou Huadi. As of September 30, 2020, the Company had accounts receivable of $1,880,762 from this entity.

During the year ended September 30, 2019, the Company purchased a total of $11,641,219 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2019, the Company had no outstanding accounts payable balance to this entity. To lock down the prices for raw materials and hedge against price rise risk, the Company periodically pays Taizhou Huadi in advance. As of September 30, 2019, the Company had outstanding advance balance of $5,251,600 to Taizhou Huadi.

During the year ended September 30, 2018, the Company purchased a total of $12,265,399 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2018, the Company had no outstanding balance of accounts payable to Taizhou Huadi.

During the year ended September 30, 2019, the Company sold a total of $1,276,462 steel materials to Taizhou Huadi Material Technology Co. As of September 30, 2019, the Company had accounts receivable of $498,125 from this entity.

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co., a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD), of which RMB 7,000,000 ($1,030,989, $979,336 and $1,019,220 in USD, respectively) has not been collected as of September 30, 2020, 2019 and 2018.

Jueqin Wang periodically provides working capitals to support the Company’s operations when needed. During fiscal year 2020, Jueqin Wang advanced RMB 500,000 ($71,371 in USD). As of September 30, 2020, and 2019 and 2018, the Company had outstanding payable due to Jueqin Wang with an amount of $341,374, and $254,319 and $281,892, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Jueqin Wang.

During the year ended September 30, 2020, the Company borrowed RMB 10,000,000 ($1,427,429 in USD) with 8% annual interest rate from Huizhi Wang as working capitals to support the Company’s operations. During fiscal year 2020, the Company has fully repaid.

During fiscal year 2019, the Company borrowed RMB 5,000,000 ($699,526 in USD) with 8% annual interest rate from Huizhi Wang as working capitals to support the Company’s operations. The borrowing is unsecured and due on demand with no fixed term. The balance has been fully paid in fiscal year 2020.

During the year ended September 30, 2018, the Company borrowed RMB 4,000,000 ($582,411 in USD) with 8.1% annual interest rate from Huizhi Wang as working capitals to support the Company’s operations. The borrowing is unsecured and due on demand with no fixed term. The balance has been fully paid in fiscal year 2019.

During the year ended September 30, 2020, the Company borrowed RMB 5,000,000 ($713,715 in USD), from Juelin Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. During fiscal year 2020, the Company fully repaid the loan.

During the year ended September 30, 2019, the Company net borrowed RMB 5,000,000 ($699,526 in USD), from Juelin Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. The borrowing has been fully paid in fiscal year 2020.

During the year ended September 30, 2019, the Company borrowed RMB 12,500,000 ($1,748,814 in USD), from Yiyu Wang, an immediate family member of majority shareholder of the Company, as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. During fiscal year 2020, a total of RMB 6,260,000 ($893,571 in USD) was repaid by The Company, and as of September 30, 2020 the Company had outstanding payable due to Yiyu Wang with an amount of $919,053.

During the year ended September 30, 2020, the Company borrowed RMB 5,000,000 ($713,713 in USD), from Bing Zhang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. The borrowing has been fully paid in fiscal year 2020.

During the year ended September 30, 2019, the Company net borrowed RMB 5,000,000 ($699,526 in USD), from Bing Zhang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. The borrowing has been fully paid in fiscal year 2020.

During the year ended September 30, 2020, the Company borrowed RMB 1,000,000 ($142,743 in USD), from Di Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and interest free.

3)	Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2020 and 2019:

Accounts	Name of related parties	2020	2019
Receivables from related parties:
Advances to suppliers	Taizhou Huadi Industrial Ltd.	$5,342,512	$5,251,600
Accounts receivable	Taizhou Huadi Industrial Ltd.	1,880,762	-
Other receivables	Huashang Micro Finance Co.	1,030,989	979,336
Accounts receivable	Taizhou Huadi Material Technology Co.	-	498,125
Liabilities to related parties:
Due to related parties	Di Wang	(147,284)	-
Due to related parties	Jueqin Wang	(341,374)	(254,319)
Due to related parties	Huizhi Wang	-	(699,526)
Due to related parties	Juelin Wang	-	(699,526)
Due to related parties	Yiyu Wang	(919,053)	(1,748,813)
Due to related parties	Bing Zhang	-	(699,526)
Net receivables from related parties		$6,846,552	$2,627,351

NOTE 13 – SHAREHOLDERS’ EQUITY

Ordinary shares

As the result of the 2 for 1 reverse split which occurred on October 9, 2020, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. There are currently 10,000,000 issued and outstanding ordinary shares, of which 16.64% and 83.36% held by Yongqiang Maituo Limited and Yongqiang Donghai Limited, respectively, as of September 30, 2020. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such Reverse Stock Split occurred on the first day of the first period presented.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of September 30, 2020 and 2019.

NOTE 14 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

Huadi International is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

Tuoxing is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

HK Beach is established in Hong Kong and is subject to statutory income tax rate at 16.5%.

Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2019, and the HNTE certificate needs to be renewed every three years. Thus, Huadi Steel is eligible for a 15% preferential tax rate for fiscal years 2020 and 2019, and 25% standard tax rate for fiscal year 2018. As of September 30, 2020, the tax years ended December 31, 2015 through December 31, 2020 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September30, 2020 and 2019 the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the fiscal years ended September 30, 2020 and 2019, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2020.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2020, 2019, and 2018 as follows:

	2020	2019	2018
Income before taxes excluded the amounts of loss incurring entities	$3,575,248	$6,446,944	$6,585,624
PRC EIT tax rates	15%	15%	25%
Tax at the PRC EIT tax rates	$536,287	967,042	1,646,406
Tax effect of R&D expenses deduction	(238,573)	(199,925)	(271,349)
Tax effect of non-taxable investment income and government grant	(120,754)	(72,160)	(126,495)
Tax effect of non-deductible expenses	41,989	310,233	88,530
Income tax expenses	$218,949	$1,005,190	$1,337,092

Income taxes for the years ended September 30, 2020, 2019 and 2018 are attributed to the Company’s continuing operations in China and consisted of:

	2020	2019	2018
Current income tax	$218,949	$709,027	$1,390,773
Deferred income tax	-	296,163	(53,681)
Total income tax expense	$218,949	$1,005,190	$1,337,092

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at September 30, 2020 and 2019 are presented below:

	As of September 30,
	2020	2019
Deferred tax assets:
Bad debt allowance	$436,583	$414,710
Total	$436,583	$414,710

There were no valuation allowance for the deferred tax assets as of September 30, 2020 and 2019. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences at September 30, 2020 and 2019.

NOTE 15 – COMMITMENT AND CONTINGENCIES

As of September 30, 2020 and 2019, the Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2020 and 2019, the Company had no pending legal proceedings outstanding.

NOTE 16 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

The following table presents revenues by geographic areas for the years ended September 30, 2020 and 2019, respectively.

	September 30, 2020		September 30, 2019		September 30, 2018
Top 5 International Markets:	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
China	$47,271,235	79.93%	$47,606,489	72.66%	35,487,131	58.77%
India	5,082,525	8.59%	3,795,089	5.79%	13,497,542	22.35%
US	2,996,803	5.07%	8,285,920	12.65%	5,542,392	9.18%
Australia	1,327,488	2.24%	473,613	0.72%	468,588	0.78%
Canada	925,420	1.56%	2,039,051	3.11%	2,745,347	4.55%
Other foreign countries	1,533,807	2.59%	3,318,154	5.07%	2,675,004	4.37%

Due to the nature of the Company’s products, it is impractical to disclose revenues generated from each product or each group of similar products. Also, as the Company’s long-lived assets are primarily located in the PRC, no geographical segments are presented.

NOTE 17 – SUBSEQUENT EVENTS

Reverse Stock Split

On October 9, 2020, the Board of the Directors of Huadi International approved a 2 for 1 reverse stock split whereby every two authorized, issued and outstanding ordinary share was exchanged for one new ordinary shares (the “Reverse Stock Split”) and as a result of the Reverse Stock Split, the authorized ordinary shares decreased from 500,000,000 shares to 250,000,000 shares, par value of each ordinary share increased from $0.0001 to $0.0002, and the number of issued and outstanding ordinary shares decreased from 20,000,000 shares to 10,000,000 shares. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such Reverse Stock Split occurred on the first day of the first period presented.

Short-term Bank Loans

The Company refinanced its loans with its banks subsequent to the expiration of the loans disclosed in Note 10 – Short-term Borrowings by repaying bank loans of $ $16,095,204 and borrowing a total of $ $17,649,051 and for the period from October 1, 2020 to March 30, 2021. Those loans have interest rate ranges from 4.75% to 5.22% and are maturing within one year. The Company had no default of payment during the subsequent period.

Shares Issuances

On January 26, 2021, the Company completed its initial public offering (“IPO”) of 3,125,000 shares of its common stock at a public offering price of $8.00 per share. The gross proceeds from the offering were approximately $25 million before deducting placement agents’ commissions and other offering expenses. The offering was conducted on a firm commitment basis. We issued warrants to the Underwriters equal to six percent (6%) of the shares issued in the IPO (the “Representative Warrants”). The Representative Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than four and one-half year years from the effective date of the registration statement in compliance with FINRA Rule 5110(f)(2)(G)(i). The Representative Warrants are exercisable at a per share price of $10.00, which is 125% of the Public Offering Price. The Representative Warrants are also exercisable on a cashless basis. The offering closed on January 26, 2021 and shares began trading on January 22, 2021 on NASDAQ Capital Market under the symbol “HUDI.”

On February 19, 2021, the board of Wenzhou Hongshun approved the resolution to increase investment into Huadi Steel by RMB 99 million, of which RMB 32 million has been paid by Wenzhou Hongshun as of March 30, 2021, with Di Wang invested additional RMB 1 million. As a result, the shareholder structure remains the same with Wenzhou Huadi Steel’s equity interest 99% held by Wenzhou Hongshun and 1% held by Di Wang.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 30, 2020, the date the financial statements were available to be issued. No additional events require adjustment to or disclosure in the consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Huadi International Group Co., Ltd.

Date: March 30, 2021	By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer, (Principal Executive Officer)

II-1

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial and Accounting Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer (Principal Financial and Accounting Officer) pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

II-2