Form 20-F
period 2021-09-30
Huadi International Group Co., Ltd.
filed 2022-02-02
CIK 1791725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 001-38146

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

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value 0.0002 per share	HUDI	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,127,000 Ordinary shares as of September 30, 2021.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes    ☐ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “Huadi” refer to:

●	Huadi International Group Co., Ltd. (“Huadi International” when individually referenced) (also referred to as 华迪国际集团股份公司), a Cayman Islands exempted company;

●	Yongqiang Tuoxing Limited (“Yongqiang Tuoxing” when individually referenced) (also referred to as 永强拓兴有限公司), a British Virgin Islands company and a wholly-owned subsidiary of Huadi International;

●	Hong Kong Beach Limited (“HK Beach” when individually referenced) (also referred to as 香港海滨有限公司), a Hong Kong company and a wholly-owned subsidiary of Yongqiang Tuoxing;

●	Wenzhou Hongshun Stainless Steel Limited (“Hongshun” when individually referenced) (also referred to as 温州鸿顺不锈钢有限公司), a PRC company and a wholly owned subsidiary of HK Beach;

●	Huadi Steel Group Limited (“Huadi Steel” when individually referenced) (also referred to as 华迪钢业集团有限公司), a PRC company and a 99% owned subsidiary of Hongshun.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2021, 2020, and 2019 were US $1.00 for RMB 6.4434 RMB 6.7896, and RMB 7.1477, respectively. The average exchange rates for the years ended September 30, 2021, 2020 and 2019 were US $1.00 for RMB 6.5072, RMB 7.0056, and RMB 6.8753, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the fiscal years ended September 30, 2021, 2020, 2019 and 2018 and the selected consolidated balance sheets data as of September 30, 2021, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

Statement of operations data:

	For the years ended September 30,
	2021	2020	2019	2018
Revenue	$70,246,611	$59,137,278	$65,518,316	$60,386,004
Cost of Sales	$(58,926,675)	$(48,473,061)	$(50,895,644)	$(47,142,750)
Gross profit	$11,319,936	$10,664,217	$14,622,672	$13,243,254
Total Operating expenses	$(8,741,957)	$(6,059,160)	$(6,244,168)	$(5,045,700)
Operating Income	$2,577,979	$4,605,057	$8,378,504	$8,197,554
Other non-operating expense, net	$(109,934)	$(1,029,809)	$(1,926,827)	$(1,611,930)
Income tax provision	$89,000	$(218,949)	$(1,005,190)	$(1,337,092)
Net income	$2,557,045	$3,356,299	$5,446,487	$5,248,532
Net income attributable to Huadi International Group Co., Ltd.	$2,531,475	$3,322,736	$5,392,022	$5,196,047
Earnings per share, basic and diluted	0.21	0.34	0.54	0.52
Weighted average ordinary shares outstanding	12,116,079	10,000,000	10,000,000	10,000,000

Balance sheet data:

	2021	2020	2019	2018
Current assets	$77,080,673	$47,347,153	$47,932,151	$57,176,633
Total assets	$100,245,863	$69,123,370	$68,773,494	$75,944,817
Total liabilities	$48,767,449	$43,334,670	$47,566,394	$59,326,325
Total shareholders’ equity	$51,478,414	$25,788,700	$21,207,100	$16,618,492

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

RISK FACTORS

Before you decide to purchase our ordinary shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this annual report, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

Chinese government’s monitoring and macro-control of the market could hurt demand of our products.

Our company could be impacted by China’s macro-control policy on control of China’s steel and steel products industry. Sales of standard steel products might be cut to complete the annual task of overcapacity cut in steel industry. Stricter inspections against steel products might be conducted in key provinces. These macroeconomic and steel products industry trends have affected and will continue to have impact on customers’ demand of our products and therefore, might have an adverse influence on our operations and financial conditions.

The considerable uncertainty in Chinese economic growth could hurt demand of our products.

While China has been grown significantly over the past two decades, the growth rate may decrease due to uncertainties with respect to national structural control along with other factors. If China’s economy condition continues to slow, or even materially decline, demand for our products might be accordingly decreased. Therefore, our business might be adversely affected by the prolonged slowdown in the economic condition, which would negatively affect sales of our products, operations of our company and our financial conditions.

Tariffs could materially have a negative impact on demand of our products.

Import tariffs, other trade barriers and protectionist policies could negatively affect steel prices and our exports to international markets, particularly the United States. Such import barriers adversely affect our company’s business by limiting our access to or competitiveness in foreign steel markets. For example, our company might anticipate a significant increase of cost of goods for our sales to the United States as a result from tariffs on steel and steel products imports imposed by the US government. The US government imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports in March 2018 under “Section 232” from nearly all foreign countries. In addition to the Section 232 tariff, the US government has imposed hefty anti-dumping and subsidy countervailing duties on a wide range of steel imports from China. With regard to our company in particular, the Section 232 tariff had a limited effect on our U.S. sales, because the tariffs on our exports to the United States had already reached 25% before 2018. There was no additional tariff on our US exports in respect of the Section 232 tariff or the US-China trade war. However, you should not expect that our sales of products would continue to offset the potential increase in the pricing of the steel products due to any increased tariffs. As a result of increasing costs, our potentially increased pricing could have an adverse effect on our operations and financial conditions.

Recent trade policy initiatives announced by the United States administration against China may adversely affect our business.

On August 14, 2017, the President of the United States issued a memorandum instructing the United States Trade Representative (“USTR”) to determine whether to investigate under section 301 of the United States Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the Chinese government that may be unreasonable or discriminatory and that may be harming United States intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018 on the acts, policies and practices of the Chinese government supporting findings that such are unreasonable or discriminatory and burden or restrict United States commerce. On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including China. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from China that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against China for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by China are (i) a mandatory $100 billion reduction in the China/United States trade deficit and (ii) limiting the planned $300 billion Chinese government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft. On July 6, 2018, the United States initially imposed a 25% tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the Chinese government to initially impose tariffs on $34 billion worth of goods from the United States, including beef, poultry, tobacco and cars. Since July 2018, the United States imposed tariffs on $250 billion worth of Chinese products and has threatened tariffs on $325 billion more. In response, China imposed tariffs on $110 billion worth of U.S. goods, and threatened qualitative measures that would affect U.S. businesses operating in China. In May 2019, the United States raised the tariffs on $100 billion of Chinese products to 25% from 10%, and were expected to increase further to 30% on October 15, 2019, however such increase was suspended pending negotiation of a “phase one” trade agreement with China. On August 1, 2019, President Trump announced a new 10% ad valorem duty on additional categories of goods imported from China, which amount was then increased to 15% on August 23, 2019. The new tariff at the rate of 15% became effective September 1, 2019 with respect to certain categories of goods and was expected to become effective for additional categories of goods on December 15, 2019. On December 13, 2019 the U.S. and China signed a “phase one” trade agreement, which avoided the imposition of additional tariffs. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future.

In addition to the proposed retaliatory tariffs, the President has also directed the U.S. Secretary of the Treasury to develop new restrictions on Chinese investments in the U.S. aimed at preventing Chinese-controlled companies and funds from acquiring U.S. firms with sensitive technologies. A Foreign Investment Risk Review Modernization Act was introduced to Congress for review to modernize the restrictive powers imposed by the Committee on Foreign Investment in the United States.

This evolving policy dispute between China and the United States is likely to have significant impact on the Chinese economy as well as consumer discretional spending, directly and indirectly, and no assurance can be given that we will not be adversely affected by any governmental actions taken by either China or the United States, perhaps materially. In view of the positions of the respective trade representatives, it is not possible to predict with any certainty the outcome of this dispute or whether it will involve other agencies or entities brought in to resolve the policy differences of the two countries. Furthermore, any political or trade controversies, or political events or crises, between the United States and China or proxies thereof, whether or not directly related to our business, could reduce the price of our ordinary shares since we are a U.S. listed company operating in China.

Our business is also affected by global economic conditions.

As we offer a broad range of products exported to more than twenty (20) countries and regions as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada, our products depend upon factors relating to global economic conditions such as consumers, employment rates, the amounts of consumers’ disposable income, business conditions, interest rates, consumer debt, availability of credit, and applicable taxation in regional and local markets where we sell our products. The oil and gas industry is one of the largest consumers of stainless steel seamless pipes. Oil prices experience a protracted slowdown and may therefore affect demand for steel pipes. Therefore, changes in global economic conditions and other factors beyond our control, could adversely affect our operations and financial conditions.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our products mainly serve as key components in projects and machines operated by our customers which are in a broad range of industries. Therefore, we are subject to the general changes in economic conditions affecting those industry segments of the economy. If the industry segments in which our customers operate do not grow or if there is a contraction in those industries, demand for our products will decrease. Demand for our products is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. If there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our products and our revenue will likewise decrease.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

The domestic market for stainless steel seamless pipes and related products is highly competitive. Our current or potential competitors include major steel pipes manufactures in China and overseas. Some of our competitors may have greater brand recognition, larger group of customers or vendors, longer operating histories as well as marketing resources than we do. Customers may weight their experience and resources over us in various ways, therefore increasing our competitor’s respective market shares.

You should not expect that we will be able to compete successfully against current or potential competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, customers and other business partners.

Competition within the steel industry may adversely affect our ability to sell our products, and excess production capacity in the industry could put downward pressure on steel prices.

We compete with numerous other steel producers in various regions of the PRC and to a lesser extent, steel producers from other countries. This competition affects the prices we are able to sell our products, and our ability to retain or attract customers. In addition, if the currencies of our foreign competitors decline against the RMB, those competitors may be able to offer lower prices to our customers than we can.

In the past, high demand for steel and attractive pricing brought new investors to the steel industry, leading to added production capacity. Subsequent overcapacity in the industry has contributed, and may continue to contribute, to lower steel prices. In addition, lower steel prices set by our competitors may also put downward pressure on steel prices.

Any decline in the availability or increase in the cost of raw materials and energy resources could materially affect our earnings.

The principal raw materials used to manufacture our products are various grades and forms of steel, from rolled steel bars, plates and sheets. Our pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. During fiscal years ended September 30, 2021 and 2020, we purchased a total of $6,376,512 and $14,521,129, respectively, raw materials from Taizhou Huadi Industrial Technology Co., a related party. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in our industry. In the event our raw material and energy costs increase; we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had one and nil such major customer for the fiscal year ended September 30, 2021 and 2020 respectively. As the majority of our revenues are driven by customers’ orders for stainless steel seamless pipes products, there can be no assurance that we will maintain or improve the relationships with customers who does not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had three and three such major suppliers for the fiscal year ended September 30, 2021 and 2020, respectively. One of the major suppliers for the two fiscal years was Taizhou Huadi Industrial Ltd., a related party, from whom we purchased a total of $6,376,512 and $14,521,129 of raw materials, respectively for fiscal years 2021 and 2020. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor. Any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our shareholders, directors and executive officers. For example, during fiscal years 2021 and 2020, we purchased a total of $6,376,512 and $14,521,129, respectively, of raw materials from Taizhou Huadi, a related party. Additionally, during fiscal year 2020, we sold a total of $3,228,396 steel materials to Taizhou Huadi. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

Currently, our Board of Directors has authorized the Audit Committee upon its formation to review and approve all material related party transaction. We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. See “Description of Ordinary Shares—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

Our inability to raise capital could have material adverse effect on our financial condition and results of operations.

Our production can be improved with additional production facilities and better equipment within the plant. We plan to raise additional capital through future offerings for us to grow our business by investing in research and development and building new facilities or acquiring existing facilities. If we cannot raise capital and is unable to execute our business plan successfully, our customers may experience substantial delay in receiving our products, which could have a material adverse effect on our business relationship with them and our financial conditions.

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon bank loans and proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We cannot assure you that we will be able to obtain capital in the future to meet our capital requirements for our standard stainless steel seamless pipes products and high-ends products development and to maintain operations and improve financial performance. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

During any growth, we may encounter problems related to our operational and financial systems and controls, including quality control and delivery and production capacities.

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this annual report, we have 382 employees. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

We may encounter working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, development of new products, and hiring of additional employees.

For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies, that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet increased demand and maintain the quality standards required by our existing and potential customers.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our business substantially dependent upon our key research and development personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We compete for qualified personnel with other steel pipes products manufacturing companies. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations and financial performance. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may not be able to meet our business and financial goals.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 23 patents and 8 trademarks. All 23 patents and 8 of the trademarks have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark has been properly registered with the United States Patent and Trademark Office (“USPTO”). This intellectual property has allowed our products to earn market share in the industrial stainless steel industry.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Our 15 utility patents issued in 2019 and 5 utility patents issued in 2020 to us have only 10 years of protection. Once these patents expire, our products may lose some market share if they are copied by our competitors. Then, our business revenue might suffer some loss as well.

Implementation of PRC intellectual property related laws and regulations has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on- going novel coronavirus (COVID-19), natural disasters and other catastrophes. As a result of the on-going novel coronavirus, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

Recently, there has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID- 19 as a global pandemic. Given the rapidly expanding nature of COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a substantial risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Wenzhou entered into a city-wide lockdown on February 3, 2020. We temporarily closed our offices and production facilities to adhere to the policy beginning in February 2020, as required by relevant PRC regulatory authorities. Our offices reopened on February 18, 2020 and production facilities are now fully operational.

●	Since the inception of the pandemic, our international customers have been negatively impacted by the outbreak, which reduced the demand of our products. However, domestic demand increased and partially offset the decrease of international demand because of the recovery initiative within China. During fiscal year 2021, we observed recovery of market demand and shortage of supply, and therefore our international and domestic sales increased compared to prior year. And as the vaccination continues to be rolled out worldwide, we anticipate the impact of pandemic will decreased in the 2022 fiscal year.

●	While China has slowly recovered from the economic impact of COVID-19, the situation may worsen if the global pandemic continues or resurface within China. We will continue to closely monitor our collections throughout 2021.

●	Our workforce remains stable during the fiscal year of 2021. While the local government has provided funding to subsidize our labor cost, the implementation of various safety measures has increased the total cost of our operation. We are required to provide our employees with protective gears and regularly monitor and trace the health condition of our employees. Workers are also required to practice social distancing during mealtime at our own cafeteria.

The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of any future offerings, in which case you may lose your investment. Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The steel pipes products industry has trends of developing high-end and high-tech products to fulfill the changing customers’ demands. Furthermore, our competitors are constantly developing innovations in different types of steel pipe products to enhance customers’ experience. We continue to invest significant resources in our infrastructure, research and development and other areas to enhance our existing products as well as to introduce new stainless steel seamless pipe products that will attract more participants to our marketplaces. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Currently, we promote our brand through print media advertising, video advertising, billboard advertising and internet promotions. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product. Furthermore, any new line of business and/or new products could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products could have a material adverse effect on our business, results of operations and financial condition.

We are a “controlled company” within the meaning of the Nasdaq stock Market Rules and Nasdaq Capital Market rules.

We are a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Under Nasdaq listing Rule 5605(a)(2), “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. Our Chairman Di Wang and CEO Huisen Wang are siblings, whereas Di Wang and Jueqin Wang are father and son. Di Wang is deemed to beneficially own 8,336,000 ordinary shares through Yongqiang Donghai Limited, a British Virgin Islands company holding 8,336,000 shares of our ordinary shares. Di Wang has the sole voting and dispositive power of all the shares held by Yongqiang Donghai Limited through certain entrustment agreement with the shareholders of Yongqiang Donghai Limited. Jueqin Wang is deemed to beneficially own 1,664,000 ordinary shares through Yongqiang Maituo Limited, a British Virgin Islands company holding 1,664,000 shares of our ordinary shares. Jueqin Wang has the sole voting and dispositive power of all the shares held by Yongqiang Maituo Limited. Collectively, Di Wang and Jueqin Wang have voting and dispositive power of all of our issued and outstanding shares. Accordingly, the Company will be a controlled company under applicable Nasdaq listing standards. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our products and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre- closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

A lack of insurance coverage could expose us to significant costs and business disruption.

Neither we nor our subsidiaries maintain any insurance to cover assets, property and potential liability of our business. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We will have operations, agreements with third parties and make sales in South-East Asia, which may experience corruption. Our existing business in Asia creates the risk of unauthorized payments or offers of payments by one of the employees, consultants, or sales agents of our Company, because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ordinary shares.

We will implement measures to strengthen our internal control. For example, we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. However, the implementation of these measures may not fully address any deficiencies we may have in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of the initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Failure to appropriately evaluate the credit profile of our customers and/or delay in settlement of accounts receivable from our customers could materially and adversely impact our operating cash flow and may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition and our business pursuits and prospects.

As of September 30, 2021 and 2020, we had accounts receivable net of allowance of $21,297,261, $13,618,697, respectively. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. Due to uncertainty of the timing of collection, we established allowance for doubtful account based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We recorded no bad debt write-off during the years ended September 30, 2021 and 2020, respectively.

While we have implemented policies and measures with the aim of improving our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, and while we accelerated collection from both international and domestic projects, there is no assurance that our substantial accounts receivable position with respect to our reported revenue (on a net basis) will not persist in the future given the nature of our business. Any deterioration of credit profile of our customers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow, and may result in material and adverse impact on our business operations, results of operations and financial condition.

Environmental regulations impose substantial costs and limitations on our operations.

We use a variety of chemicals and produce significant emissions in our manufacturing operations. As such, we are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

Non-compliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

As the operations of our business impact the environment, we must comply with all applicable national and local environmental laws and regulations in China. We are required to undertake environmental impact assessment procedures and pass certain inspection and approval procedures before commencing our operations. We are also required to register with, or obtain approvals from, relevant environmental protection authorities for various environmental matters such as discharging waste generated by our operations.

We intend to increase our capacity in the future by establishing new facilities. We will be required to obtain certain environmental, construction and safety approvals and completed certain examination and acceptance procedures for these facilities. We may not be able to obtain such approvals or complete such procedures in a timely manner or at all. If for any reason the relevant government authorities in China determine that we are not in compliance with environmental and construction laws and regulations, we may be required to pay fines, suspend or cease our operations in the relevant premises. In addition, because the requirements imposed by environmental, health and safety laws and regulations may change and more stringent regulations may be adopted, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial.

If we fail to maintain appropriate inventory levels in line with the approximate level of demand for our products, we could lose sales or face excessive inventory risks and holding costs

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. We are also required to maintain an appropriate level of raw materials for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than what eventually transpires, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and provisions for write-downs, which will materially and adversely affect our business, financial condition and results of operations.

In order to maintain an appropriate inventory level of finished goods and raw materials to meet market demand, we adjust our procurement amount and production schedule from time to time based on customers’ orders and anticipated demand. We also carry out an inventory review and an aging analysis on a regular basis. We make provision for obsolete and slow-moving inventory of raw materials and finished goods that are no longer suitable for use in production or sale. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. We may also be exposed to the risk of holding excessive inventory, which may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material adverse effect on our business, results of operations and financial condition. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

You may have difficulty enforcing judgments obtained against us.

We are an exempted company incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

We rely on short-term borrowings for our liquidity and we may not be able to continue to obtain financing on favorable terms, if at all.

Our liquidity relies significantly on short-term borrowings. As of September 30, 2021, we had 31 outstanding short-term loans provided by five (5) banks, totaling RMB 215,519,000 in the aggregate, or approximately $33.46 million.  Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which will take effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed listing would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which will become effective and replace the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.   If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce (“MOC”) or its local counterpart. On March 30, 2015, the State Administration of Foreign Exchange (“SAFE”) promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Chinese Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the Negative List, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

On December 27, 2021, the NDRC and MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted.  If the Overseas Listing Rules are enacted in the current form before the completion of any future offerings, we will be required to make a filing with the CSRC in connection with any future offerings within three business days after its completion. If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for any future offerings or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be completed.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment (Amended in 2017), or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 and became effective on July 28, 2017. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to- period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade- old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the

U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of any offerings must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of any future offerings will be maintained in an interest-bearing account maintained by us in the United States.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of- control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who directly or indirectly hold shares in Huadi International and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares – People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Huadi International or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Huadi International or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non- resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — People’s Republic of China Taxation.” As of September 30, 2019 and 2018, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, or the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, TPS Thayer, is based in Sugar Land, Texas, and therefore are not affected by this mandate by the PCAOB.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation—Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises ( Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.

According to the “Enterprise Income Tax Law of the People’s Republic of China” (adopted on March 16, 2007, first amended on February 24, 2017, and second amended on December 29, 2018), if the business dealings between an enterprise and its affiliated parties do not conform to the principle of independent transactions and thus reduce the taxable income or income of the enterprise or its affiliated parties, the tax authorities have the right to adjust in accordance with reasonable methods. The cost incurred by an enterprise and its related parties in developing and accepting intangible assets or providing and receiving labor services together shall be apportioned according to the principle of independent transaction when calculating taxable income.

If a resident enterprise, or an enterprise controlled by a resident enterprise and a Chinese resident and established in a country (region) whose actual tax burden is significantly lower than the tax rate level of China’s enterprise income tax, does not allocate or reduce its profits due to reasonable business needs, the portion of the above profits that should belong to the resident enterprise shall be included in the current income of the resident enterprise.

Interest expenses incurred when the ratio of creditor’s rights investment to equity investment accepted by an enterprise from its affiliated parties exceeds the prescribed standard shall not be deducted in the calculation of taxable income.

If an enterprise reduces its taxable income or income by implementing other arrangements without reasonable commercial purposes, tax authorities have the right to adjust them in accordance with reasonable methods.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally. As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Risks Related to Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our ordinary shares held by non- affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following September 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management.

If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following any future offerings, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The price of any future offerings for our ordinary shares will be determined through negotiations between the investors and us and may vary from the market price of our ordinary shares following our public offering. If you purchase our ordinary shares in our offerings, you may not be able to resell those shares at or above the offering price. We cannot assure you that the future offering price of our ordinary shares, or the market price following our offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

●	In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. All of the shares sold in the past offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file annual reports with the Securities and Exchange Commission. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Item 4.	Information on the Company

Business Overview

Huadi International Group Co., Ltd. (“Huadi International,” “the Company,” “we,” “us”, “our” and similar terms) was incorporated in the Cayman Islands, with limited liabilities on September 27, 2018. The operating company, Huadi Steel Group Limited (“Huadi Steel”), was established in 1998 in Zhejiang, China as a Private Limited Company in Medium and Heavy Industry. Our main business operation focuses on new products development, manufacturing, marketing and sales of stainless steel seamless pipes, tubes and stainless steel bar.

We are a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty (20) provinces in China. We have also offered a broad range of products exported to twenty (20) countries and regions as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Our products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. Our facilities have been certified with the ISO9001 and ISO14001 quality management system.

We are a nationally-recognized brand and our company have a big presence across domestic and international steel pipes industry with enhanced market prospects. Our core product “HuaGang” stainless steel seamless pipe has been recognized as well- known trademark by the State Administration for Industry and Commerce of China. We have been rewarded as China Top 500 Private Manufacturing Enterprises, High-Tech Enterprise of Zhejiang, Prestigious Brand of Zhejiang Province, Technology Innovation Model Company, Distinguished Enterprise for Employment as well as National AAA Grade Enterprise with distinctive rating of corporate credit status of PRC recorded with the People’s Bank of China.

We are offering a comprehensive range of products with a specialty in high-end products such as 347H corrosion and acid- resistant stainless steel seamless pipes, S32205 duplex stainless steel plates and automobile steel plates, bright steel pipes as well as precision tubes. We manufacture products by using innovative technologies as cold-rolling and perforation with product test and certification. Our leading-edge products are especially valuable for sustainable development of our company.

Industry Overview

All the information and data presented in this section have been derived from Deloitte’s industry report in second half of 2019 and 2018 titled “Overview of the Steel and Iron Ore Market,” unless otherwise noted (https://www2.deloitte.com/ru/en/pages/research- center/articles/overview-of-steel-and-iron-market.html). The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all. The reports did not adjust forecasts for the impact of the COVID-19 pandemic.

Steel production in China

In the first half of 2019, China’s steel production shot up 9.9 percent while production in the rest of the world fell by 0.7 percent. One-third of steel consumption in China (excluding construction) is used in manufacturing, including shipbuilding, the automotive sector, household appliances, electronics and industrial goods. The sizable gap between China and the rest of the world continues to grow and the contrast likely will remain: by lowering import duties in anticipation of a trade dispute with the United States, Chinese metals companies achieved record productivity indicators in the first half of 2019.

Total industrial production in China rose by 6 percent in the first half of 2019, compared to 7.1 percent in the first half of 2018 and hit a 17-year low of 4.8 percent in July 2019. It would seem that the trade war with the US has hit industrial production and capital investment in the Chinese manufacturing industry. Nonetheless, the government will likely be able to offset any weakness in demand with targeted or general stimulus, which will mitigate the severity of any slowdown. It is also estimated that the Chinese government’s efforts to support economic growth and avoid a protracted slump will lead to renewed growth in 2021, forecast at 3 percent.

In 2018, China’s steel production reached more record highs, peaking at 2.7 million tons per day in June compared to last year’s record of 2.5 million tons per day. This is an equivalent of 950 million tons per annum provided that high prices continue to prop up output. However, the Chinese government is likely to periodically impose restrictions on steel production volumes in 2018- 2019 based on environmental considerations.

Nevertheless, significant production growth in first half of 2018 makes it possible to expect annual production growth at 4.5 percent versus 3 percent in 2017. In 2019, growth is set to be moderate and is likely to reach just 1 percent on the back of weak demand for steel in the construction industry and lower inventories due to lower prices.

Consumption in China

In 2018, China accounted for 51 percent of global steel demand, while Asia as a whole comprises 70 percent. Consumption in China is, therefore, of critical importance to the global steel market. The construction sector, including the infrastructure and real estate segments, is the most important driver of demand in China, accounting for almost two-thirds of its steel consumption.

The current economic conditions negatively affect steel consumption in China. Despite the significant GDP growth in 2017 and first half of 2018, the pace of fixed investment is slowing down. Overall, in 2017, fixed investment increased by 7.2 percent compared to the peak level of 9.2 percent reached in March 2017. Meanwhile, in June 2018, fixed investment fell to 6 percent, a record low in the history of measurement since 1997. The industrial growth accelerated from 6 percent in 2016 to 6.6 percent in 2017. However, according to the EIU, it would slow down t o6.4 percent in 2018 when lending conditions are tightened. The Chinese government’s decision not to hike interest rates will negatively impact the industrial growth and has already resulted in a weaker yuan versus USD, which is aggravated by the trade dispute between China and the US.

The construction sector, including the infrastructure and real estate segments, will remain critical to the overall demand for steel in China, as it accounts for almost two-thirds of the country’s steel consumption. Meanwhile, access to mortgage loans in China worsened. In June 2018, the government scaled back China Bank’s program for providing new housing, which accounted for up to 25 percent of the total housing lending in 2017.

In an environment of economic slowdown, the government would strive to increase financial liquidity, funneling it to small and medium business as opposed to housing or infrastructure to avoid a corporate/private debt bubble in the latter segments. One third of China’s steel consumption (ex-construction) is used in shipbuilding, the automotive industry, consumer, electronics and industrial goods production. In 2017, the automotive industry’s output rose by 3.2 percent, which is significantly below the 14 percent level reached in 2016. The 2017 slowdown can be partially attributed to a reduction in tax benefits for new car purchases and ownership restrictions intended for combating pollution. The automotive industry’s growth accounts for 10 percent of the total demand for steel in China and is set to remain relatively low (below 5 percent) in 2018-2019.

After a slow start in 2018, the total steel consumption in China accelerated in March to May, with the EIU expecting it to increase by 2.5 percent this year. Later, China’s GDP is likely to contract due to lower construction activity in second half of 2018 year, which is likely to result in inventory accumulation, given the high steel output. Hence, in 2019, steel consumption growth in China is expected to fall to 1 percent in 2019.

Corporate Structure

Below is a chart illustrating our current corporate structure:

Huadi International Group Co., Ltd. (“Huadi International”) was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International’s authorized share capital consists of 250,000,000 ordinary shares, with par value of US$0.0002 per ordinary share. As of the date of this report, are 13,239,182 ordinary shares issued and outstanding. Huadi International is a holding company and is currently not actively engaging in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”) was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International. Yongqiang Tuoxing is a holding company and is currently not actively engaging in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”) was incorporated on November 7, 2018 under the laws of Hong Kong SAR. HK Beach is a wholly owned subsidiary of Yongqiang Tuoxing. It is a holding company and is not actively engaging in any business.

Wenzhou Hongshun Stainless Steel Limited (“Hongshun”) was incorporated on June 3, 2019 under the laws of PRC. Hongshun is a wholly owned subsidiary of HK Beach. It is a holding company and is not actively engaging in any business.

Huadi Steel Group Limited (“Huadi Steel”) was incorporated on November 12, 1998 under the laws of PRC. Huadi Steel is a 99% owned subsidiary of Hongshun. It is our operating entity that engages in the manufacture and distribution of industrial steel pipe and tube products.

Our Products

We offer a comprehensive range of products to provide the benefits of a “design-build shop” to approximately 400 steel pipe and tube customers with numerous customer relationships of over 15 years in length. We produce over 3,000 distinct pipe and tube products in a broad range of materials, sizes and shapes and we believe we are one of the leading manufacturers in China of certain steel products, such as automotive 304L and 347H stainless steel pipes which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications. Consequently, we are able to customize our product offerings based on customers’ project demand, whether it’s highly corrosive environment such as chemical waste transmission line pipe or extremely pressured thermal power generator pipe, or mix of both, we can make it and deliver on time.

We employ a broad array of finishing techniques, most importantly Cold Drawn Seamless (“CDS”) which is the technique used for manufacturing all our products, and this differentiates us from other steel pipe manufacturers that employ alternative finishing techniques such as Electric Resistance Weld (“ERW”). CDS pipe/tubing is widely used for applications where precise dimensional and mechanical tolerances are required. The product is manufactured by drawing steel billet over a mandrel through a precision ground die, creating a tube with uniform grain structure, hardness and a high degree of dimensional accuracy.

Unlike welded pipe, CDS pipe creates a seamless connection and is ideal for more stressful applications requiring higher quality, increased mechanical properties, uniformity, strength, and soundness. This feature, together with some of specialty alloy materials, expand our product applications to almost all industries that require high reliability under extreme environment, such as corrosive, high temperature, or highly pressured.

Depending on each client’s specific needs, we will order suitable alloy from our long-term partnered suppliers and our staff will then process raw materials through the production line. As raw material and direct labor coat combined accounts for more than 80% of the total product cost, yield rate, or the percentage of non-defective items of all produced items, is critical to the profitability.

For the last 12-month period, we estimate our yield rate was around 98%.

In addition, we estimate the utilization level for our overall manufacturing capacity, which is largely dependent on the proportion of time that manufacturing equipment is used, around 70%. We believe that the strong demand for our products and sustained strength in our products’ end markets present us with a number of opportunities to flexibly grow production and sales by increasing utilization across our portfolio of manufacturing processes. We also believe that our industry leading scale and advantaged geographic footprint, together with our sophisticated logistics and manufacturing facilities’ production flexibility, uniquely position us to optimize our capacity by rapidly responding to improving market conditions.

Industries	Percent of sales (LTM Period)	Selected Key Products by Material		Major Application / Uses
Oil & as	31%	●	304, 304L, 316, 316L, 2205, 321	●	Widely used in the oil and gas industry as key components of drilling, exploration and production processes of oil and natural gas and for the transportation of these resources over both short and long distances
				●	Used in the production equipment of by-products of oil and gas and waste recycle system
Electric Energy	17%	●	304, 316L	●	imarily used in power generating systems of both thermal and nuclear power plant for the high- pressure and high-temperature conveyance of water, gas, air, steam and other fluids
				●	Also widely used in waste recycle systems where anti-corrosion feature is required
Automotive	24%	●	321, 347H	●	imarily for fluid power applications such as hydraulic cylinders and hydraulic lines and for certain other automotive components
Other Industries (Primarily chemistry, food, and beverage industry)	28%	●	304, 321, 304L, 316L, 2205	●	ending on demand we manufacture products fit into working requirement of client’s project. We supply a significant portion of products to chemistry industry where reliability and quality to stand under highly corrosive and pressured working environment is key
				●	Also for plumbing and heating applications for the low-pressure conveyance of water, gas, air, steam and other fluids

Oil & Gas (31% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply energy tubular products including Oil Country Tubular Goods (“OCTG”) and line pipe. OCTG is used in the oil and gas industry as key components of the drilling, exploration and production processes of oil and natural gas. Line pipe is used for the transportation of these resources over long and short distances. We manufacture a diversified line of OCTG and line pipe products in a variety of grades for use in oil and gas fields across China.

Electric Energy (17% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply pipes and tubes for both thermal power and nuclear power plants. Ours products are widely applied in the power generating systems which require high quality and resistance against corrosion and pressure as the consequence for any leakage could be severe. China has been the largest market over the past several years for the electric energy pipe section, however India contributed the largest sales revenue for this section during fiscal year 2018 due to the increased power infrastructure investment in India and lack of manufacturing capacity of quality pipe in local region.

Automotive (24% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply pipes for hydraulic mechanism components in automotive such as brake systems, steering columns and axles. We believe we are the leading company in this niche market as we have the lower defective rate compared with our competitors attributable to our specialized manufacturing technique for 321 and 347H pipe which are the most widely used alloy for this application. CRRC, one of the world’s largest suppliers of rail transit equipment, is our biggest customer for this market section for piping component used in fluid conveyance and hydraulic mechanical systems.

Other Industrial Applications (28% of Net Sales from Continuing Operations for the LTM Period)

Our other industrial applications primarily consist of product applications in pharmaceutical, medical, chemical and food industries. Stainless steel has more than 150 grades with varying chromium and molybdenum contents to suit the environment the alloy must endure, and this diversity offers extensive applications in various industries. Our specialized manufacturing technique enables us to make products suitable to customer’s designed purposes.

Sales and Marketing

Our International Footprint

We have sold our products to 20 countries and regions over the world as shown below.

We generated 81.22% of our sales revenue from China market where our manufacturing facility locates in during the fiscal year 2021. For the same period, India and America account for 6.41% and 8.78% of our total revenues respectively. The below chart details our revenue by percentage generated from top five international markets based on sales data of the past two fiscal years.

Our Steel Pipe and Tube Customers

China

For China market we supplied a significant portion of our products to market sectors of oil & gas, electrical energy, pharmaceutical, and automotive which are generally public owned entities. We also supply to other industries, include agriculture, chemistry, and construction which are generally privately-owned entities. Our major customers consist of the China National Petroleum Corporation and Sinopec, one of the world’s largest oil and gas companies and CRRC, one of the world’s largest suppliers of rail transit equipment.

India

Our major customer in India is a leading power company who we have partnered with for more than 10 years. We primarily supply CDS pipe made of various stainless steel materials for applications in thermal power generating system.

United States

We primarily sell to US through our dealers for engineering and pharmaceutical equipment piping products. We also sell a significant portion to automotive manufacturers for oil and hydraulic piping products used in engine and braking system.

The Company sold a substantial portion of products to one customer (10.67% of total revenues) during the year ended September 30, 2021. As of September 30, 2021, amount due from this customer included in accounts receivable was $6,144,633, representing 24.31% of total accounts receivable. There was no other significant concentration (over 10%) of accounts receivable for the year ended September 30, 2021.

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

Our Suppliers and Raw Material Input

Our primary raw material input is stainless steel billet. There are over 150 grades of stainless steel, of which 15 are most commonly used. Depending on each client’s specific needs, we purchase specific type of stainless steel billet and different manufacturing techniques are used for processing raw materials into finished goods to make sure the products meet customer’s quality standard.

We purchase our raw materials from a variety of sources and consolidate purchases among our top suppliers to improve cost and delivery terms. We maintain flexibility to purchase raw materials from a variety of sources based on price, availability and end- user specifications. For example, we maintain active relationships with other suppliers to ensure alternative sources of supply. We have also developed supply programs with certain of our key suppliers that we believe provide us with reduced lead times for steel purchases relative to our competitors. We believe our scale is a key competitive advantage, as we are able to leverage our purchasing volume and market insights to obtain more favorable terms from our suppliers and drive procurement savings.

For the year ended September 30, 2021, three suppliers accounted for 12.84%, 12.84% and 11.47% of the Company’s total raw material purchase. There was one supplier that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2021, which accounted for 51.33% of the Company’s total accounts payable.

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

Our Competitive Strengths

Solutions Provider to Our Customers, With Commitment to Differentiated Service

We are committed to offering our customers superior product diversity, quality and reliability. As a result, we are able to serve as a “design-build shop” for many of our customers with numerous customer relationships of over 15 years in length. Our extensive and diversified manufacturing technique and equipment enable us to manufacture products customized for customer’s project demand, so our customers don’t need to go through numerous different suppliers and frustrating with different standards employed by each supplier. Moreover, our product mix, sophisticated logistics, information technology systems, and specialized manufacturing capabilities allow us to effectively bundle shipments, thereby reducing transportation costs. We produce over 3,000 distinct pipe and tube products in a broad range of sizes and shapes and we believe we are the only manufacturer of certain products in China such as automotive 304L and 347H stainless steel pipes which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications.

Low Fixed Cost and Highly Variable Cost Structure

Our scale and flexible manufacturing base enable us to maintain a highly variable cost structure, with variable costs accounting for 89% of total costs for the fiscal year 2018, of which steel accounts for 80% of total costs. We believe this cost structure, which is underpinned by our industry leading scale and network of facilities located in close proximity to suppliers and customers, is among the lowest compared to our competitors in China. The following chart illustrates the key components of our highly variable cost structure.

Efficient Operations with Significant Scale and Purchasing Power

We believe we are able to leverage our scale to drive procurement savings. Our manufacturing scale and raw material consumption also allow us to aggregate purchasing and obtain more favorable terms from our suppliers. Over the past several years, management has implemented cost and production efficiency initiatives, while managing capital expenditures to optimize physical assets. These improvements have allowed us to maintain lean manufacturing processes, which result in lower inventory levels, efficient change-overs and reduced customer lead times, enabling us to more successfully and profitably satisfy growing demand in the end markets related to products we sell.

Diversified Market and Territory Outreach

We believe we have diversified customer portfolio and territory outreach to mitigate impact by economic and industry cycle. Our customers spread over more than 10 industries in more than 20 countries, and we are still expanding to new areas, and this gives us protection against recession of one industry or one country.

Rigorous Quality Control

We established a comprehensive quality management system, implemented by a quality management system (QMS) in compliance with ISO 9001:2015 quality management systems. We use three-tier of product quality testing system to ensure that the products manufactured has a pass rate of 99.85% to provide our clients with high-quality, highly reliable products.

Experienced and Proven Management Team

Our senior management team has decades of leadership experience in the industrial steel pipe and tube industry, transportation and logistics and other relevant industrial sectors. Our management team and senior management intend to remain with us in the capacity of officers and/or directors, which will provide helpful continuity in advancing our strategic and growth goals.

Award-Winning Products and Operation

We have received numerous nationally recognized industry awards as well and province recognized awards. Notable awards and activities are detailed in chronological order as following:

o	In December 2007, Zhejiang Provincial Bureau of Quality and Technical Supervision awarded Huagang brand stainless steel seamless steel pipe of Huadi Steel “Zhejiang famous brand product”.

o	The Stainless Steel Branch of China Metal Material Circulation Association awarded Huadi Steel the “Top Ten Seamless Pipe Production in China’s Stainless Steel Industry in 2013” certificate.

o	In June 2009, Wenzhou Enterprises Association, Wenzhou Entrepreneurs Association and Wenzhou Industrial and Economic Association awarded Huadi Steel the certificate of 2009 Wenzhou Top 100 Enterprises.

o	In March 2010, the All-China Federation of Industry and Commerce issued the certificate “Huadi Steel won the 328th place in the 2008 Top 500 National Private Enterprises”.

o	In August 2010, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.370 among the 500 Top Chinese Enterprises in 2010”.

o	In August 2011, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.329 of 2011 Top 500 Manufacturing Enterprises in China”.

o	In August 2011, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.499 of 2011 Top 500 Chinese Private Enterprises”.

o	In August 2012, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.361 of 2012 China Top 500 Private Manufacturing Enterprises”.

o	In August 2013, the All-China Federation of Industry and Commerce issued the certificate “Huadi Steel No.345 of 2013 China Top 500 Private Manufacturing Enterprises “.

o	In December 2015, Wenzhou Enterprises Association, Wenzhou Entrepreneurs Association and Wenzhou Industrial and Economic Association awarded Huadi Steel “the certificate of Wenzhou top 100 enterprises in 2015”.

o	The company holds the “National High-tech Enterprise” certificate jointly issued by Zhejiang Provincial Department of Science and Technology, Zhejiang Provincial Department of Finance and Zhejiang Provincial Taxation Bureau of the State Administration of Taxation. The certificate was issued on December 4, 2019 and valid for 3 years.

o	In January 2019, Zhejiang Provincial Department of Commerce awarded Huadi Steel Zhejiang export brand, valid from 2019 to 2021.

o	On June 26, 2020, the China Association of Manufacturing Enterprises and the China Industrials Information Statistics Association issued the “200 Best Benefits for Chinese Manufacturing Enterprises” Certificate, proving that Huadi Steel was rated as “200 Best Benefits for Chinese Manufacturing Enterprises in 2020” by the China Association of Manufacturing Enterprises, the China Industrials Information Statistics Association and Focus China.com, ranking 200th. This certificate is valid until June 25, 2021.

o	On January 30, 2015, Zhejiang Provincial Bureau of Administration for Industry and Commerce issued a certificate of “Zhejiang Famous Traders” to Huadi Steel and recognized the “Huadi (Steel)” as a famous trade name in Zhejiang Province. Valid for 6 years.

o	On December 12, 2019, Wenzhou Municipal Bureau of Administration for Market Regulation and Wenzhou Municipal Bureau of Intellectual Property granted Huadi Steel a list of key Trademarks protection in Wenzhou (well-known Trademarks enterprises).

o	In January 2020, Zhejiang Provincial Bureau of Administration for Market Regulation awarded Huadi Steel “Zhejiang Trademarks Brand Demonstration Enterprise”.

We believe our national and province-level awards, reflect widespread recognition of our innovative products, national- recognized reputation as well as success in our industry.

Our Business Strategies

Our primary objective is to create value by sustaining growth in earnings and cash flows from operating activities over various economic cycles. To achieve this objective, we strive to improve our cost structure, provide high quality service and products, expand our product offerings and increase our market share.

Expand Leading Market Positions

We believe that our leading market position and scale are our most compelling competitive strengths. Our management team is focused on expanding market share, which we believe will generate operating leverage and improved financial performance. We believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets and increasing customer penetration and geographic coverage. As part of our business strategy, we evaluate acquisition opportunities from time to time.

Optimize Our Portfolio and Product Mix to be Responsive to Market Conditions

We seek to maintain flexibility to adjust our product mix and rapidly respond to changing market conditions. While prioritizing our highest margin products, we regularly evaluate our portfolio of assets to ensure that our offerings are responsive to prevailing market conditions. We will assess and pursue opportunities to utilize, optimize and grow production capacity to capitalize on market opportunities.

Provide Superior Quality Products and Customer Service

Our products play a critical role in a variety of construction, infrastructure, equipment and safety applications. Our emphasis on manufacturing processes, quality control testing and product development helps us deliver a high-quality product to our customers. We focus on providing superior customer service through our geographic manufacturing footprint and continued development of our proprietary, vendor managed AIM system, as well as our experienced sales forces. We also seek to provide high-quality customer service through continued warehouse optimization, including increased digitization and automation of certain systems to debottleneck loading and dispatch logistics and improve truck availability. We believe that warehouse, transportation and shipping logistics and speed of delivery represents a key area of commercial differentiation relative to our competitors.

Focus on Efficient Manufacturing and Cost Management

We strive for continued operational excellence with the goal of providing high-quality products at competitive prices. Our operating personnel continually examine costs and profitability by product, plant and region. Our goal is to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Focus on Key Supplier Relationships

We believe that our relationships with our key suppliers provide a competitive advantage in serving our customers. Our ability to provide our suppliers with accurate information regarding our future demands is critical to this relationship. In doing so, we are focused on accurate demand planning and have invested in systems to enhance this function.

Execute Pricing Strategy to Pass Through Underlying Costs

We believe we have a track record of managing underlying commodity price exposure through our price negotiation, raw material procurement and inventory management program. In addition to managing underlying commodity prices, more recently we have had success in sharing transportation costs with our customers through our product pricing strategies, particularly for our electrical conduit products. We believe there is opportunity to implement this pricing strategy for our other products as well.

Our Employees

We have a high-quality research team consisted by talented employees. As of the date of this annual report, we have 29 engineers specializing in new product development, product test, certification testing and enterprise management. Two of 29 engineers are senior engineers, who are leading experts in this industry.

As of September 30, 2021, we have a total of 382 employees in the following departments:

Department	Number of Employees	% of Total
Production	127	33.2%
Technical	75	19.6%
Sales	72	18.8%
Quality Control	41	10.7%
Administration	39	10.2%
Accounting	13	3.4%
Trade	7	1.8%
Procurement	5	1.3%
Security	3	0.8%
Total	382	100.0%

Description of Property

Real Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our properties as follows:

Location	Type of Right	Area	Usage	Period of Usage
Room 602, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051

Room 702, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051

Room 601, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District Room 701, Building 2,	land use right/property (structure)ownership	Land use right area 46.95 m2/property area 599.97 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051

Location	Type (Usage)	Area	Termination date
No.1688 Tianzhong Road, Yongzhong Street, Longwan District	Industrial land	24,433.83m2	September 29 2055

Yongqiang High-tech Industrial Park	Industrial land	28,536.23m2	December 13, 2051
No. 213 Haibin Street, Sanan Village, Haibin Street, Longwan District	Industrial land	5,350.66m2	April 6, 2047

Intellectual Property

Trademark

We have the right to use the following trademarks:

No.	Registrant	Trademark	Registration Number	Valid Through	Application Area	Jurisdiction of Registration
1	Huadi Steel		1091403	August 27, 2027	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode	PRC
2	Huadi Steel		853741	December 17, 2024	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	United States
3	Huadi Steel		4138907	January 27, 2029	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	PRC
4	Huadi Steel		1495281	December 20, 2030	Adjustment and safety accessories for tap equipment, bathroom hand dryer, automatic watering device, water tank level control valve, Drainage pipe equipment, floor drain, bath fixtures steel pipes; Metal pipe joints;	PRC
5	Huadi Steel		4966620	February 13 2029	Metal water pipes; Metal drain pipe; Metal pipe; Metal pipe clamp; Metal pipes; Metal pipe fittings.	PRC
6	Huadi Steel		5690716	December 27 2029	Polishing; Welding; Dyeing; Paper handling; Ceramic firing; Leather processing; Waste and garbage recovery; Energy production; Chemical processing and treatment.	PRC

7	Huadi Steel	3371731	March 13, 2024	Steel pipe; steel plate; metal valve (non-machine parts); highway anti-collision metal fence; steel wire; metal ring; hardware; metal flange; metal pipe joint; ordinary metal buckle	PRC
8	Huadi Steel	6110349	December 13 2029	Keywords steel template; wire metal pole; steel wire; gasket (filler); metal head; metal wire; metal mooring buoy; metal ore; metal tablet; metal coin box;	PRC
9	Huadi Steel	33766210	December 27 2029	Steel plate; steel pipe; movable metal ladder for passenger boarding; metal track; steel wire; metal joint for non electrical cable; metal gasket; metal hinge; hardware; metal lock (non electric); electronic safe; metal flange; metal packaging container; metal signboard; metal cage; metal welding wire; metal mooring buoy; metal identification bracelet; metal wind vane; Keywords metal buttress of tree or plant; animal trap; common metal art; chrome ore; metal monument;	PRC

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Stainles Steel Pipe	Huadi Steel	Utility Patent	201821427886.8	4/16/2019
2.	Double Stainles Steel Tube	Huadi Steel	Utility Patent	201821429676.2	4/16/2019
3.	Stainles Steel Plastic Composite Pipe	Huadi Steel	Utility Patent	201821432001.3	4/16/2019
4.	Stainless steel composite steel pipe	Huadi Steel	Utility Patent	201821431399.9	4/16/2019
5.	Steel pipe grinding machine	Huadi Steel	Utility Patent	201821429953.X	4/16/2019
6.	Steel pipe grinding equipment	Huadi Steel	Utility Patent	201821429597.1	4/16/2019
7.	Traction device for steel pipe grinding equipment	Huadi Steel	Utility Patent	201821431400.8	4/16/2019
8.	Steel pipe outer round polishing machine	Huadi Steel	Utility Patent	201821429490.7	4/16/2019
9.	Steel pipe pickling tank	Huadi Steel	Utility Patent	201821431397.X	4/16/2019
10.	Steel pipe discharging device	Huadi Steel	Utility Patent	201821430722.0	4/16/2019
11.	Cap of stainless steel tube	Huadi Steel	Utility Patent	201821430724.X	4/16/2019
12.	Stainless steel sleeve	Huadi Steel	Utility Patent	201821430309.4	4/16/2019
13.	Dust removal in circulating workshop Device	Huadi Steel	Utility Patent	201821431295.8	4/16/2019
14.	Dedusting for workshop Device	Huadi Steel	Utility Patent	201821429952.5	4/16/2019
15.	Workshop dust removal device	Huadi Steel	Utility Patent	201821430336.1	7/2/2019
16.	Stainless steel U-shaped body for expansion joint and use method thereof	Huadi Steel	Invention	201811017559.X	1/24/2020
17.	High-cleanliness stainless steel cable and its processing technique	Huadi Steel	Invention	201811017618.3	10/2/2020
18.	Anti-corrosion post-treatment process of stainless steel pipe	Huadi Steel	Invention	201811016027.4	9/4/2020
19.	Steel Pipe	Huadi Steel	Utility Patent	201922057582.8	7/17/2020
20.	Steel pipe with fasteners	Huadi Steel	Utility Patent	201922057948.1	7/17/2020
21.	Seamless steel pipe	Huadi Steel	Utility Patent	201922059650.4	7/17/2020
22.	Steel pipe	Huadi Steel	Utility Patent	201922059702.8	7/17/2020
23.	Seamless steel pipe	Huadi Steel	Utility Patent	201922057670.8	9/15/2020

We have 3 invention patents and 20 utility patents, which were granted for new technical solutions or improvement with a lower degree of ‘inventiveness’ than Invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called “Utility Patents” or “Petty Patents” in other countries. Utility patents are protected under PRC laws for a term of 10 years.

Domain

We have the right to use the following domain registrations issued in the PRC.

No.	Domain Name	Owner
1	huadigroup.com	Huadi Steel

Research and Development

In addition to our existing innovative products, we continue to develop new products and technologies to fulfill the evolving needs of domestic and international customers. Our research and development efforts are an essential part of our operations and the core strength in competing with other steel pipe manufactures in different industries.

We have a research and development team of 75 employees, consisted of people from the technical and production departments. All of our patents are researched in house by our research and development team.

For the years ended September 30, 2021 and 2020, we invested $2,057,547 and $2,120,649, respectively, in new products development and improvements in existing processes.

Legal Proceedings

We had been subject to legal proceedings in the past, but have since resolved these. From time to time, we may become involved in various legal or administrate proceedings that may arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise. Except for those set below, currently there is no legal proceeding pending or threatened against to which we are a party of.

On October 28, 2019, Tangshan Sanyou Chemical Co., Ltd. filed a complaint with the Caofeidian District People’s Court in Tangshan, Hebei Province, demanding that Huadi Steel compensate the plaintiff for economic loss of RMB 1,233,388.37 and bear the litigation costs of the case. On July 10, 2018, the plaintiff and Huadi Steel signed a high vacuum seawater pipeline procedural stainless steel pipeline procurement contract (contract number: SYGF-GY-GC-18072), pursuant to which the plaintiff would purchase a total of nine types of stainless seamless steel pipes from Huadi Steel, to be used for high vacuum seawater projects. The above-mentioned steel pipes were alleged to be continuously and completely leaking within half year of use. The plaintiff claimed that this batch of steel pipes sold by Huadi Group did not meet the conditions for safe use and constituted a breach of contract, alleging a loss of RMB 21,288. The plaintiff submitted that it spent an additional RMB 1,212,100 to purchase steel pipes as replacement, totaling the alleged loss of RMB 1,233,388. The first hearing of the case has been completed. As of the date hereof, under the auspices of the court, the testing organization selected by the court is sampling and testing the quality of the goods supplied by Huadi Steel.

On July 24, 2020, Huadi Group filed a separate complaint with the Caofeidian District People’s Court in Tangshan, Hebei Province, alleging breach of contract and non-payment demanding Tangshan Sanyou Chemical Co., Ltd. to pay RMB 650,000 in arrears and the corresponding interest, and bear the litigation costs of the case. Huadi Steel and Tangshan Sanyou Chemical Co., Ltd. signed a series of purchase and sale contracts for stainless steel pipes between March 2016 and August 2018. We believe that Huadi Group has fully fulfilled its product supply obligations in accordance with the contracts, with actual delivery amount totaling RMB 13,714,622. After the products passed the acceptance procedure by Tangshan Sanyou Chemical Co., Ltd., Huadi Group issued invoices according to the actual deliveries. The case held its first hearing on September 16, 2020.

On November 22, 201, Caofeidian District People’s Court entered a judgment in favor of Tangshan Sanyou Chemical Co., Ltd. and ordered Huadi Steel to compensate the plaintiff for economic loss. On December 4, 2021, Huadi Steel filed an appeal with the Intermediate People’s Court of Tangshan on the grounds of. among others, lack of evidence, faulty evaluation report, and procedural deficiency. The second hearing is to be held on a future date to be determined by the court.

Chinese Laws and Regulations

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

The PRC Tort Law was promulgated on December 26, 2009 and became effective from July 1, 2010. Under this law, a patient who suffers injury from a defective medical device can claim damages from either the medical institution or the manufacturer of the defective device. If our pipe products and installation and construction services injure a patient, and if the patient claims damages from the medical institution, the medical institution is entitled to claim repayment from us. Pursuant to the PRC Tort Law, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Foreign Exchange Control and Registration of Offshore Investment by PRC Residents

See Item 10. Additional Information – D. Exchange Controls.

Regulation on Dividend Distributions

Our PRC subsidiary, Wenzhou Hongshun Stainless Steel Limited, is a wholly foreign-owned enterprise under the PRC law.

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005 and 2013, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Foreign Investment

The establishment, operation, and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. They replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments. “Negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields, and regions in which foreign investors are encouraged and guided to invest.

Investment activities in the PRC by foreign investors were principally governed by the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries listed in the Catalogue were divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue were generally deemed as constituting a fourth “permitted” category. The Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalogue of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On December 27, 2021, the NDRC and MOFCOM issued the latest Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) (the “Negative List 2021”), which came into effect on January 1, 2022. The Negative List 2021 sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the Negative List 2021 is treated equally with domestic investment and the relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis. Moreover, according to Negative List 2021, PRC entities which engage in any field forbidden by the Negative List 2021 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ration shall be in compliance with PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation (“SAMR”) or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status before the occurrence of the investment described above. The illegal gains, if any, shall be confiscated. In the event that the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. In the event that the foreign investor fails to make corrections within the specified time limit, the provisions above regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or structure according to applicable laws and go through the applicable registrations, the relevant administration for market regulation shall not handle other registrations for changes and shall publicize the relevant circumstances. However, after the organizational forms or structures have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process matters such as equity interest transfer, income distribution, or surplus assets as agreed in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under this regulation, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the People’s Bank of China, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In addition, the Notice of the General Affairs Department of SAFE on The Relevant Operation Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which was promulgated on August 29, 2008 by SAFE, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 19, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No.9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ☐ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = ☐ outstanding amount of RMB and foreign currency denominated cross-border financing × maturity risk conversion factor × type risk conversion factor + ☐ outstanding foreign currency denominated cross-border financing × exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal. As an example, the maximum amount of the loans that Yeelion Online, one of our PRC subsidiaries, may acquire from outside China is (i) US$9.5 million, under the total investment minus registered capital approach, which is calculated based on its total investment of US$29.5 million and registered capital of US$20 million as of September 30, 2018; and (ii) RMB959.7 million (US$139.7 million), under the net asset approach, calculated based on its net asset of RMB479.9 million (US$69.9 million) as of September 30, 2018 pursuant to PRC GAAP.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as subsequently amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and 2013. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. Meanwhile, we have successfully applied on our own name 21 trademarks.

Regulations on Patents

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have obtained 25 patents, all of which we have ownership of, including a number of those that were originally under the ownership of certain individuals affiliated with our Company through ownership transfer.

Regulations on Taxation

See “Item 10. Additional Information – E. Taxation – PRC Taxation.”

Regulations on Employment

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

Regulations Related to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form.  Wages may not be lower than the local minimum wage.  Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees.  Employees are also required to work in safe and sanitary conditions.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch.  Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security.  Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work.  According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers).  The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.  In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees.

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds.  These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.  We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

A.	Operating Results

Huadi International Group Co., Ltd. (“Huadi Steel,” “the Company,” “we,” “us”, “our” and similar terms) was incorporated in the Cayman Islands, with limited liabilities on September 27, 2018. Our operating company was established in 1998 in Zhejiang, China as a Private Limited Company in Medium and Heavy Industry. Our main business operation focuses on new products development, manufacturing, marketing and sales of stainless steel DOM pipes, tubes and stainless steel bar. The majority of our products are used in infrastructure and non-residential construction applications. We also supply products for use in the thermal and nuclear power plants, automotive, oil and gas, agricultural and industrial equipment, chemical engineering, and electricity markets. We manufacture many of our products to operate under specialized conditions, including in load-bearing, high-pressure, corrosive and high-temperature environments.

We are a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty (20) provinces in China. We have also offered a broad range of products exported to twenty (20) countries and regions as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Our products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. Our facilities have been certified with the ISO9001 and ISO14001 quality management systems.

Key Factors Affecting Our Results

Our results are primarily derived from the sale of steel pipe and tube products to various infrastructure and non-residential end markets in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Steel and Other Costs - Fluctuations in steel prices can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the cost of steel coil represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	Inventory Levels - Customer and other manufacturer inventory levels of steel pipe and tube products can change significantly from period to period. During periods of rising steel prices, our customer base has demonstrated the desire to build inventory levels. During periods of decreasing steel prices, our customer base typically reduces inventory levels. We use a number of supply chain and inventory management techniques to help us mitigate the effect of these fluctuations.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 18.78% and 20.07% based on 2021 and 2020 revenues respectively). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances, China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

Results of Operations

For the years ended September 30, 2021, 2020 and 2019

The following table presents an overview of our results of operations for the years ended September 30, 2021, 2020 and 2019:

	2021	2020	2019
Sales	$67,006,655	$57,767,081	$65,518,316
Production service revenue	3,239,956	1,370,197	-
Cost of sales	(58,926,675)	(48,473,061)	(50,895,644)
Gross profit	11,319,936	10,664,217	14,622,672

Operating expenses:
Selling, general and administrative	6,684,410	3,938,511	4,467,058
Research and development	2,057,547	2,120,649	1,777,110
Total operating expenses	8,741,957	6,059,160	6,244,168

Operating income	2,577,979	4,605,057	8,378,504

Other income (expenses):
Interest expenses, net	(2,058,461)	(2,162,589)	(2,149,077)
Other income, net	1,948,527	1,132,780	222,250
Total other expenses, net	(109,934)	(1,029,809)	(1,926,827)

Income before income taxes	2,468,045	3,575,248	6,451,677

Income tax provision	89,000	(218,949)	(1,005,190)

Net income	2,557,045	3,356,299	5,446,487
Net income attributable to non-controlling interests	25,570	33,563	54,465

Net income attributable to Huadi International Group Co., Ltd.	$2,531,475	$3,322,736	$5,392,022

Net income	$2,557,045	$3,356,299	$5,446,487

Other comprehensive income (loss):
Foreign currency translation adjustment	1,452,328	1,225,301	(857,879)

Total comprehensive income	4,009,373	4,581,600	4,588,608

Sales

The following table presents revenue by geographic areas for the years ended September 30, 2021, 2020 and 2019 respectively.

	September 30, 2021		September 30, 2020		September 30, 2019
Top 5 International Markets:	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
China	$53,130,894	81.22%	$47,271,235	79.93%	47,606,489	72.66%
US	5,740,265	8.78%	2,996,803	5.07%	8,285,920	12.65%
India	4,191,611	6.41%	5,082,525	8.59%	3,795,089	5.79%
Australia	546,807	0.84%	1,327,488	2.24%	473,613	0.72%
Switzerland	514,951	0.79%	-	-%	-	-%
Other foreign countries	6,122,083	1.96%	2,459,227	4.17%	5,357,205	8.18%

For the year ended September 30, 2021, revenues increased by approximately $11.11 million or 18.79%, to approximately $70.25 million from approximately $59.14 million for the year ended September 30, 2020. The increase in revenues was primarily driven by the following factors:

1)	Due to increased market demand of construction materials and shortage of supply on the current market, particularly the piping systems in the real estate sector, we observed an increase of weighted average selling price (“ASP”) during the fiscal year 2021.

2)	As a result of global shortage of construction materials, our domestic sales increased over 12.40% compared to the last fiscal year. Our domestic sales revenue during fiscal year 2021 amounted to $53,130,894, an increase of $5,859,659 compared to last fiscal year

For the fiscal year ended September 30, 2020, revenue decreased by 9.7% to $59.14 million. The decline was primarily due to the outbreak of the Covid-19 pandemic during the reporting period. The Company still managed to sustain significant level of sales when the stainless steel pipe value chain was largely paralyzed by the pandemic because it applied strategies to gain additional revenue from providing production services, which contributed $1.37 million sales to the total revenue of the reporting fiscal year. Sales in China, the Company’s largest market was $47.27 million during fiscal year 2020, slightly decreased by 0.7% from $47.6 million of the prior fiscal year. India and Australian markets reported significant sales growths year-on-year of 33.7% and 183% respectively to $5.08 million and $1.33 million during the reporting period. However revenues from major North American markets (the US and Canada) were negatively impacted by the lockdown as above stated, where posted in total $3.92 million sales in 2020 as compared to $10.33 million sales during the prior fiscal year. Sales from other foreign countries were also down by 53.9% YOY to $1.53 million during fiscal year 2020 due to the same reason.

For the year ended September 30, 2019, sales increased by approximately $5.13 million or 8.50%, to approximately $65.52 million from approximately $60.39 million for the year ended September 30, 2018. The increase in revenues was primarily driven by our expansion in domestic market, especially in the domestic automotive & railway market sector, as well as the oil & gas sector.

Gross profit

Our gross profit increased by approximately $0.66 million, or 6.15%, to approximately $11.32 million for the year ended September 30, 2021 from approximately $10.66 million for the year ended September 30, 2020. Gross profit margin was 16.11% for the year ended September 30, 2021, as compared to 18.03% for the year ended September 30, 2020. The increase of gross profit was consistent with the increase of revenues for fiscal 2021 as compared to fiscal 2020. The decrease of gross profit margin was mainly due to increased raw material cost caused by the supply shortage of steel materials and increased international fright expenses.

Gross profit decreased by $3.96 million, or 27.1%, to $10.66 million for the fiscal year 2020 from $14.62 million for the prior fiscal year. As a result, gross margin decreased to 18% for the fiscal year 2020 from 22.3% for the prior fiscal year. The decrease of gross profit was mainly due to a decline in sales during the pandemic outbreak.

Our gross profit increased by approximately $1.38 million, or 10.41%, to approximately $14.62 million for the year ended September 30, 2019 from approximately $13.24 million for the year ended September 30, 2018. Gross profit margin was 22.32% for the year ended September 30, 2019, as compared to 21.93% for the year ended September 30, 2018. The increase of gross profit was consistent with the increase of revenues for fiscal 2019 as compared to fiscal 2018. The slight increase of gross profit margin was mainly due to improved manufacturing technique which increased efficiency and decreased defect rate.

Selling, general and administrative (“SGA”) expenses

Selling, general and administrative expenses increased by approximately $2.75 million, or 69.72% to approximately $6.68 million for the year ended September 30, 2021 as compared to approximately $3.94 million for the year ended September 30, 2020. The increase of SGA expenses was mainly due to increased consulting and compliance expenses in relation to our initial public offering and increased freight expenses incurred during fiscal year 2021.

Selling, general and administrative expenses decreased by $0.53 million, or 11.86%, to $3.94 million for the fiscal year 2020 from $4.47 million for the prior fiscal year. As a percentage of total revenue, selling, general and administrative expenses was 6.66% for the fiscal year 2020 and 6.82% for the prior fiscal year. The decrease in SG&A expenses was primarily due to decreases in freight expenses, administrative staff expenses, and compensation for the sales personnel during fiscal year 2020.

Selling, general and administrative expenses increased by approximately $1.13 million, or 33.66% to approximately $4.47 million for the year ended September 30, 2019 as compared to approximately $3.34 million for the year ended September 30, 2018. The increase of SGA expenses was mainly due to increased freight expenses for our international and domestic sales, and increased travelling and agency expenses related to the increased sales activities.

Research and development (“R&D”) expenses

Research and development expenses decreased by approximately $0.06 million, or 2.98% to approximately $2.06 million for the year ended September 30, 2021 as compared to approximately $2.12 million for the year ended September 30, 2020. Management is committed to expanding our research and development activities.

Research and development expenses increased by $0.34 million, or 19.1%, to $2.12 million for the fiscal year 2020 from $1.78 million for the prior fiscal year. As a percentage of sales, research and development expenses was 3.6% for the fiscal year 2020, compared to 2.7% for the prior fiscal year.

Research and development expenses increased by approximately $0.33 million, or 22.81% to approximately $1.78 million for the year ended September 30, 2019 as compared to approximately $1.45 million for the year ended September 30, 2018.

Interest income (expense)

Our interest expense (net) decreased by approximately $0.10 million, or 4.81% to approximately $2.06 million for the year ended September 30, 2021, from approximately $2.16 million for the year ended September 30, 2020.  The decrease of interest expense was mainly due to decreased bank loan the Company borrowed from the banks.

Our interest expense (net) increased by approximately $0.01 million, or 0.47% to $ approximately 2.16 million for the year ended September 30, 2020, from approximately $2.15 million for the year ended September 30, 2019.

Our interest expense (net) increased by approximately $0.07 million, or 3.37% to approximately $2.15 million for the year ended September 30, 2019, from approximately $2.08 million for the year ended September 30, 2018.  The increase of interest expense was mainly due to increased bank borrowing in fiscal 2019 as compared to fiscal 2018.

Other income and expenses

We had net other income of approximately $1.95 million, which mainly attributable to dividend income received from invested company and government grant received during fiscal year 2021.

We had net other income of approximately $1.13 million, which mainly attributable to dividend income received from invested company and government grant received during fiscal year 2020.

We had net other income of approximately $0.22 million, which mainly attributable to government grant received during fiscal year 2019.

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2021 was approximately $2.56 million compared to net profit of $3.36 million for the fiscal year ended September 30, 2020, a decrease in profit of approximately $0.80 million, or approximately 23.81%.

As a result of the factors described above, our net income for the fiscal year ended September 30, 2020 was approximately $3.36 million compared to net profit of $5.45 million for the fiscal year ended September 30, 2019, a decrease in profit of approximately $2.09 million, or approximately 38.35%.

B.	Liquidity and Capital Resources

As of September 30, 2021, 2020 and 2019, we had cash and cash equivalents of $15,350,197, $796,794, and $1,057,992, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months.   However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	Years ended September 30,
	2021	2020	2019
Net cash provided by (used in) operating activities	$(5,648,806)	$3,204,290	$2,346,607
Net cash used in investing activities	(897,254)	59,786	(912,702)
Net cash provided by (used in) financing activities	21,276,173	(4,689,306)	(3,489,887)
Effect of exchange rate changes on cash	219,398	113,762	(125,041)
Net increase (decrease) in cash	$14,949,511	$(1,311,468)	$(2,181,023)
Cash at beginning of period	1,705,204	3,016,672	5,197,695
Cash at end of period	$16,654,715	$1,705,204	$3,016,672

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2021 was approximately $5.65 million, which was primarily attributable to a net profit approximately $2.56 million, adjusted for non-cash items for approximately $0.53 million and adjustments for changes in working capital approximately $8.73 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $8.82 million – our accounts receivable increased significantly due to increased credit sales which was subsequently collected. For the year ended September 30, 2021, we had an overall sales outstanding of 106 days compared with 93 days for the fiscal year 2020;

(ii)	increase in notes receivable of approximately $1.99 million and increase in notes payable of approximately $0.71 million – notes receivable consists of bank acceptance note we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	Increase in advances to suppliers of approximately $2.73 million - our advances to suppliers increased significantly mainly attributable to the tight shortage of raw materials which is steel coil. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed.

(iv)	Increase in advances from customers of approximately $3.04 million – as a response to the raw material supply shortage and advance payment required by our suppliers, we increased our advance payment requirement for the order placed by our customers to strengthen our working capital.

(v)	decrease in other receivables of approximately $2.00 million;

Net cash provided by operating activities for the fiscal year ended September 30, 2020 was approximately $3.20 million, which was primarily attributable to a net profit approximately $3.36 million, adjusted for non-cash items for approximately $0.10 million and adjustments for changes in working capital approximately $0.25 million. The adjustments for changes in working capital mainly included:

(i)	increase in inventory of approximately $1.99 million – our inventory increased due to our decreased sales during the second fiscal half 2020 as a result of the disruption caused by the covid-19 pandemic;

(ii)	decrease in other receivables of approximately $3.30 million – our other receivables consists of loan receivable from third-party individuals and entities. During fiscal year 2020, we collected significant amount of outstanding loan receivable;

(iii)	decrease in notes payable of approximately $2.30 million –notes payable consists of bank acceptance note we issue to our supplier for procurement;

Net cash provided by operating activities for the year ended September 30, 2019 was approximately $2.35 million, which was primarily attributable to a net profit approximately $5.45 million, adjusted for non-cash items for approximately $0.96 million and adjustments for changes in working capital approximately $4.06 million. The adjustments for changes in working capital mainly included:

(i)	decrease in inventory of approximately $3.57 million – our inventory decreased significantly due to our increased sales during 2019 fiscal year as compared to 2018 fiscal year. For the year ended September 30, 2019, we had an overall Days Sales of Inventory of 143 days compared with 168 days in fiscal year 2018;

(ii)	decrease in notes receivable of approximately $2.61 million and decrease in notes payable of approximately $3.80 million – notes receivable consists of bank acceptance note we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	increase in advances to suppliers of approximately $4.07 million – we paid a significant amount to one major supplier, which is a related party to the Company, in advance during the fiscal year of 2019 as some of our bank loans are required by our lending banks to be directly deposited into our suppliers’ bank account once those loans were released. This is a common practice implemented by the bank to reduce their risk in China and we are able to negotiate a favorable purchasing term with our major supplier in exchange of the significant advance payment;

(iv)	decrease in advance from customer of approximately $4.26 million, primarily because of our product delivery to our customers which offsets their outstanding advance payments;

Investing Activities:

Net cash used in investing activities was approximately $0.90 million for the year ended September 30, 2021. It was primarily attributable to the addition of fixed assets for production needs during the fiscal year 2021.

Net cash provided by investing activities was approximately $0.06 million for the year ended September 30, 2020. It was primarily attributable to the proceeds from disposal of fixed assets during the fiscal year 2020.

Net cash used in investing activities was $912,702 for the year ended September 30, 2019. It was primarily attributable to the addition of fixed assets for production needs during the fiscal year.

Financing Activities:

Net cash provided by financing activities was approximately $21.28 million for the year ended September 30, 2021. It was primarily attributable to the proceeds received from its initial public offering. On January 26, 2021, the Company completed its initial public offering (“IPO”) of 3,125,000 shares of its common stock at a public offering price of $8.00 per share. The gross proceeds from the offering were approximately $25 million before deducting placement agents’ commissions and other offering expenses.

Net cash used in financing activities was approximately $4.69 million for the year ended September 30, 2020. It was primarily attributable to the cash outflow to the net repayment of bank loans and related parties with the approximate amount of $1.87 million and $2.82 million, respectively.

Net cash used in financing activities was approximately $3.49 million for the year ended September 30, 2019. It was primarily attributable to the net repayments of bank borrowings with an approximate amount of $6.89 million, plus net proceeds received from related parties with the approximate amount of $3.40 million.

Accounts Receivable

As of September 30, 2021, 2020 and 2019, the Company had accounts receivable net of allowance of $25.28 million, $15.53 million and $14.50 million, respectively. The Company’s customers are for the most part, various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. Due to uncertainty of the timing of collection, the Company established allowance for doubtful account based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues and the COVID-19 will have a negative impact on its collectability, as most of our major customers are large-size corporations with sufficient liquidity. The Company expects   the business will continue to grow due to innovation and the urbanization process in China. Thus, the Company does not believe the collection issues will impact its liquidity adversely.

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2021, we had 31 outstanding short-term loans provided by five (5) banks, totaling RMB 215,519,000 in the aggregate, or approximately $33.46 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below.

Short-term borrowings consisted of the following at September 30, 2021:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
CITIC Bank		4,500,000	698,388	10/10/2020	10/9/2021	5.00%
CITIC Bank		6,500,000	1,008,783	10/15/2020	10/14/2021	5.00%
CITIC Bank		4,000,000	620,790	10/15/2020	10/26/2021	5.00%
Agricultural Bank of China		9,990,000	1,550,424	10/28/2020	10/27/2021	4.75%
Agricultural Bank of China		5,000,000	775,988	11/4/2020	11/3/2021	4.75%
Agricultural Bank of China		7,000,000	1,086,382	11/18/2020	11/17/2021	4.75%
Agricultural Bank of China		9,990,000	1,550,424	11/30/2020	11/29/2021	4.75%
Agricultural Bank of China		9,500,000	1,474,376	12/21/2020	12/3/2021	4.75%
Bank of China		7,540,000	1,170,190	12/31/2020	12/27/2021
Agricultural Bank of China		5,700,000	884,626	1/7/2021	1/6/2022	4.75%
Agricultural Bank of China		9,990,000	1,550,424	1/15/2021	1/14/2022	4.75%
Bank of China		7,730,000	1,199,677	1/11/2021	1/5/2022
Agricultural Bank of China		4,000,000	620,790	2/3/2021	2/1/2022	5.15%
Agricultural Bank of China		4,990,000	774,436	3/4/2021	3/2/2022	5.15%
Agricultural Bank of China		9,990,000	1,550,424	3/12/2021	3/10/2022	4.75%
Agricultural Bank of China		5,000,000	775,988	3/17/2021	1/15/2022	4.75%
Agricultural Bank of China		3,410,000	529,224	3/17/2021	3/14/2022	4.75%
Zheshang Bank		11,400,000	1,769,252	4/15/2021	4/13/2022
Zheshang Bank		7,000,000	1,086,383	5/10/2021	11/10/2021	5.20%
Zheshang Bank		5,000,000	775,988	5/18/2021	11/18/2021	5.20%
Zheshang Bank		5,500,000	853,587	5/20/2021	11/20/2021	5.20%
Agricultural Bank of China		5,000,000	775,988	5/27/2021	11/27/2021	5.20%
Agricultural Bank of China		4,500,000	698,389	6/9/2021	6/2/2022	4.75%
Agricultural Bank of China		9,990,000	1,550,424	6/18/2021	6/17/2022	4.75%
Agricultural Bank of China		4,600,000	713,909	7/22/2021	7/19/2022	4.75%
Agricultural Bank of China		9,900,000	1,536,456	7/28/2021	7/27/2022	4.75%
Agricultural Bank of China		510,000	79,151	7/28/2021	7/21/2022	4.75%
Zheshang Bank		9,900,000	1,536,456	9/15/2021	9/14/2022	4.60%
Agricultural Bank of China		7,500,000	1,163,982	9/7/2021	3/7/2022	5.20%
Agricultural Bank of China		9,980,000	1,548,872	9/23/2021	9/22/2022	4.60%
Agricultural Bank of China		9,980,000	1,548,872	9/30/2021	9/27/2022	4.60%
Total	RMB	215,519,000	$33,459,043

Short-term borrowings consisted of the following at September 30, 2020:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,990,000	$1,471,367	11/4/2019	11/3/2020	5.40%
Agricultural Bank		5,000,000	736,420	11/13/2019	11/12/2020	5.40%
Agricultural Bank		7,000,000	1,030,989	11/28/2019	11/18/2020	5.35%
Agricultural Bank		9,500,000	1,399,199	12/19/2019	12/18/2020	5.35%
Agricultural Bank		9,990,000	1,471,368	12/27/2019	12/10/2020	5.35%
Agricultural Bank		5,700,000	839,519	1/8/2020	1/7/2021	5.35%
Agricultural Bank		9,990,000	1,471,368	1/14/2020	1/13/2021	5.35%
Agricultural Bank		9,000,000	1,325,557	2/28/2020	2/27/2021	5.60%
Agricultural Bank		4,990,000	734,948	3/4/2020	3/3/2021	5.60%
Agricultural Bank		13,400,000	1,973,607	3/13/2020	3/12/2021	5.25%
Agricultural Bank		5,000,000	736,420	3/27/2020	3/15/2021	5.25%
Agricultural Bank		4,500,000	662,778	7/10/2020	7/1/2021	4.80%
Agricultural Bank		10,500,000	1,546,483	7/24/2020	7/15/2021	4.75%
Agricultural Bank		14,500,000	2,135,619	8/3/2020	8/2/2021	4.75%
China CITIC Bank		4,500,000	662,778	10/11/2019	10/10/2020	5.35%
China CITIC Bank		6,500,000	957,347	10/16/2019	10/15/2020	5.35%
China CITIC Bank		4,000,000	589,136	10/29/2019	10/28/2020	5.35%
China CITIC Bank		6,000,000	883,704	9/22/2020	9/21/2021	5.00%
China CITIC Bank		6,500,000	957,347	9/23/2020	9/22/2021	5.00%
China CITIC Bank		8,000,000	1,178,273	9/24/2020	9/23/2021	5.00%
Bank of China		7,540,000	1,110,522	1/7/2020	1/2/2021	4.50%
Bank of China		7,730,000	1,138,506	1/9/2020	1/7/2021	4.50%
Minsheng Bank		11,400,000	1,679,039	4/22/2020	4/15/2021	5.50%
Zhejiang Commerce Bank		8,500,000	1,251,915	4/22/2020	4/16/2021	4.20%
Zhejiang Commerce Bank		4,750,000	699,599	5/21/2020	5/18/2021	4.20%
Zhejiang Commerce Bank		7,000,000	1,030,989	6/3/2020	5/14/2021	4.20%
Zhejiang Commerce Bank		10,500,000	1,546,483	9/18/2020	6/18/2021	5.22%
Total	RMB	211,980,000	$31,221,280

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	As of September 30,
	2021	2020
Buildings, net	$2,995,522	$3,405,140
Long-term Investment	-	6,625,133
Total	$2,995,522	$10,030,273

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2021, 2020, and 2019 we spent $2,057,547, $2,120,649 and $1,777,110, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

The Research and Development team has dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2021, 2020 or 2019, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2021:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term bank loans*	$33,459,043	$33,459,043	$-	$-	$-

Total	$33,459,043	$33,459,043	$-	$-	$-

*	The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Di Wang	75	Chairman of the Board and Director
Huisen Wang	63	Chief Executive Officer
Qin Li	42	Chief Financial Officer
Jueqin Wang	49	Director
Songlin Li(1)(2)(3)	52	Independent Director Nominee, Chair of Compensation Committee
Jiancong Huang(1)(2)(3)	57	Independent Director Nominee, Chair of Nomination Committee
He “Henry” Huang(1)(2)(3)	49	Independent Director Nominee, Chair of Audit Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

The business address of each of the officers and directors is No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province. People’s Republic of China.

Di Wang, Chairman of the Board and Director

Mr. Wang has been serving as the Chairman of the Board of Huadi International since inception. Mr. Wang is also the founder and Chairman of the Board of Huadi Steel. Mr. Wang has extensive experience in manufacturing and managing manufacturing plants. He had been the senior management of three manufacturing plants prior to founding Huadi Steel in 1998. He is the leader and member of many industry associations, including being the vice president of the Stainless Steel Branch of China Special Steel Association, the president of Wenzhou Stainless Steel Industry Association, the chair of the Steel Pipe Committee of Zhejiang Metallurgical Industry Association, the representative of the tenth Party Congress of Wenzhou City, member of the second and third CPPCC Standing Committee of Longwan District, Zhejiang Province.

Huisen Wang, Chief Executive Officer

Mr. Wang has been a Director and the Chief Executive Officer of Huadi International since inception. He is also a director and the General Manager of Huadi Steel since 1998. Prior to that, Mr. Wang was a senior management member at an electric machinery factory. Mr. Wang is a licensed engineer and certified senior manager in China.

Qin Li, Chief Financial Officer

Ms. Li is qualified CPA with eleven years of work experience in finance, including seven-year management experience, covering financial analysis, financial supervision, audit, fund, budget, taxation, and cost and inventory control. She has vast experience in international accounting (IFRS) and USA GAAP reporting and is familiar with preparation of consolidated financial statement and making economic decisions based on financial analysis. Prior to serving as our CFO, Ms. Li served as the Comptroller of Stolle Machinery (Shanghai) Co. Ltd and Stolle Machinery (Guangdong) Co., Ltd. from 2016. Ms. Li was responsible for the accounting of Stolle Shanghai Trading Company and the factory of Stolle Guangdong, preparing the financial analysis reports and provide all types of financial analysis data and advices to CFO and General Manager. From August 2015 to June 2016, Ms. Li served as the CFO of Webster Operations (Shanghai) Co., Ltd., an Australian retailer of designer fashion specializing in women’s apparel with four designer brands and over 200 stores around Australia. Prior to her experience as a corporate executive, Ms. Li was an audit manager for Grant Thornton China CPA Limited from January 2007 to August 2010. During her time as an auditor, Ms. Li conducted audits for listed companies and independently lead team to complete audit work of accounting subjects, including inspection of accounts and verification of accuracy of financial statements and check of operational procedures.

Jueqin Wang, Director

Mr. Wang has been a Director of Huadi International since inception. He is also the President of Huadi Steel, where he started as a sales manager in 1998. He has extensive experience in the steel manufacturing industry. Mr. Wang has also been the Chairman of a leather company in Wenzhou, PRC since 1999. Mr. Wang is a licensed engineer in China.

Henry He Huang, Independent Director Nominee

Professor Huang is an Associate Professor of Accounting at Yeshiva University’s Sy Syms School of Business. Professor Huang’s current teaching interests are managerial accounting and contemporary topics in accounting such as International Financial Reporting Standards (IFRS) and accounting research based on FASB codification and eIFRS. Professor Huang’s research focuses on the impact of external monitoring mechanisms (e.g., securities litigation, shareholder rights, regulations, and hedge fund activism) on firms’ accounting practice, valuation, and internal governance. Professor Huang’s practical expertise covers international investment and trade, accounting information system, accounting-related securities litigation, and entrepreneurial planning. His research has been frequently cited by both the academic and professional communities and has won research grants from the Research Grants Council of Hong Kong. Before joining Yeshiva University, Professor Huang taught accounting courses at University of Houston, Butler University in Indianapolis, and Prairie View A&M University (a Member of Texas A&M University System) in Houston. Professor Huang received a Ph.D. degree in accounting from Bauer College of Business, University of Houston. He received a Master’s Degree in Science from Bauer College of Business, University of Houston. Professor Huang has also earned law degrees from both U.S. and China. We believe Professor He’s expertise in accounting will help us improve our accounting reporting. In addition, the Board believes that Mr. Huang qualifies as a “financial expert” as defined by the SEC rules and therefore appointed him as the chairman of the Audit Committee.

Jiancong Huang, Independent Director Nominee

Mr. Huang is the Chief Executive Officer and Chairman of the Board of ZK International Group Co., Ltd. (Nasdaq: ZKIN). Mr. Huang has extensive experience in manufacturing industry and held President position in two companies before ZK was founded. He earned his EMBA from Renmin University of China and Engineering Professional Title, and was awarded as Top10 Wenzhou Entrepreneurship and appointed to be the Vice Director of China Construction and Building Standard and Safety Committee. He is also members of National Pipe Standard Committee and National Building Water Supply and Waste Standard Committee. Mr. Huang is an experienced corporate strategist and visionary with decades of experience on corporate management and innovation. He has a systematic ideology on the future of stainless steel pipe in the water and gas supply area. We believe his expertise in the industry and public company experience will help us enhance our corporate governance standard.

Songlin Li, Independent Director Nominee

Mr. Li is the Chairman of Wenzhou Stainless Steel Industry Association and he has been working as the Chairman of Zhejiang Fengye Group Co., Ltd. since 2002. He is a Stainless Steel Engineer and has over twenty years of working experience in the Stainless Steel Industry. We believe his industry expertise will help contribute to the growth of our company.

B. Compensation

Director Compensation

During the fiscal years ended September 30, 2021 and 2020, Di Wang received cash compensation of $25,131 and $23,338, respectively, and Jueqin Wang received cash compensation of $21,075 and $19,572, respectively. For the years ended September 30, 2021 and 2020, Huisen Wang did not received compensation for his service as a director of the Company.

During the fiscal year ended September 30, 2021, He Huang, Jiancong Huang and Songlin Li received cash compensation of $10,000, $10,000 and $5,000, respectively. During the fiscal year ended September 30, 2020, they received no compensation. In addition, He Huang received 2,000 ordinary shares upon our listing on Nasdaq.

Executive Compensation

Our compensation committee is responsible to determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our compensation committee has adopted a charter for determining the amount of compensation paid to our executive officers. The compensation committee will make an independent evaluation of appropriate compensation to key employees, with input from management and has oversight of executive compensation plans, policies and programs.

Summary of Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2021 and 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Qin Li	2021	20,000	-	-	-	20,000
Chief Financial Officer	2020	20,000	-	-	-	20,000
Huisen Wang	2021	25,131	-	-	-	25,131
Chief Executive Officer	2020	23,338	-	-	-	23,338

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately three years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of any termination of the agreement by our company that results in violation of applicable labor laws, we shall pay the employee all damages incurred from such termination. In the event of a breach or termination causing loss to our company by the employee, the employee shall pay all economic loss we had incurred as a result.

C. Board Practices

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors, including our Chief Executive Officer Huisen Wang and Chief Financial Officer Qin Li. There is no family relationship among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of 5 directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board has adopted procedures for communication with the officers and directors on May 22, 2017. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

Board Committees

We have established and adopted charters for five standing committees under the board: the Audit Committee, the Compensation Committee, the Nomination Committee, Governance Committees and Enterprise Risk Oversight Committee. Except for the Enterprise Risk Oversight Committee, each Committee consists of only independent directors of the Company. The Board also adopted charters for i) the Enterprise and Risk Oversight Committee, ii) Risk and Information Security Committee, iii) Social Media Committee, and iv) Regulatory, Compliance & Government Affairs Committee. The charters will be implemented upon formation of each respective committee.

●	Audit Committee: He Huang (Chair), Songlin Li, Jiancong Huang

●	Compensation Committee: Songlin Li (Chair), Jiancong Huang, He Huang

●	Nomination Committee: Jiancong Huang (Chair), Songlin Li, He Huang

The Board also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

This insider trading policy was put into place because effective October 23, 2000, the Securities and Exchange Commission (the “SEC”) adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

The Board also adopted a written disclosure policy, which applies to all directors, officers and employees of the Company and its wholly owned subsidiaries, to ensure that communications to the investing public about the Company are timely, factual and accurate and are broadly disseminated in accordance with all applicable legal and regulatory requirements.

In addition, the Board adopted a whistleblower procedure that provides the Audit Committee the responsibility to ensure proper procedure of the receipt, retention, and treatment of complaints about the Company’s accounting, internal accounting controls, or auditing matters. The Audit Committee must also provide for confidential, anonymous submission by the Company’s employees of concerns about questionable accounting or auditing matters.

Lastly, the Board adopted a corporate governance policy for its website content, as well as procedures for shareholder’s communication with Directors. With all of the above referenced charters and procedures in place, the Company is committed to corporate governance practices that are compliance with applicable laws, regulations and exchange requirements.

The functions of each committee the Company formed and adopted charters for as of the date of this annual report are described below:

Audit Committee

The Audit Committee shall make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention.

Compensation Committee

The purpose of the Compensation Committee is to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation and loans, and all bonus and stock compensation to all employees.

Nomination Committee

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;
●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
●	exercising the borrowing powers of the company and mortgaging the property of the company;
●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and
●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

All directors hold office until the next annual meeting of shareholders at which they would be recommended for re-election by the shareholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term as provided in the written agreement with our company, if any, and until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any indemnification provision may be held by the British Virgin Islands courts to be contrary to public policy (for example, a provision for indemnification against civil fraud or the consequences of committing a crime).

Under our memorandum and articles of association, we may indemnify our directors against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. The decision of our board of directors as to whether such a person acted honestly and in good faith with a view to the best interests of the company and as to whether the person had no reasonable to cause to believe that his or her conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. To be entitled to indemnification, such a person must have acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, must have had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the person acted honestly and in good faith with a view to our best interests and as to whether the person had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to our best interests or that the person had reasonable cause to believe that his or her conduct was unlawful.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

D. Employees

As of September 30, 2021, we employ a total of 382 employees working in departments i. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurance are registered locally at their respective hometowns. The authorities in Wenzhou has instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. We have 382 employees, of which 62.57% of our employees are covered by the five statutory social benefits, and 87.96% are covered by Occupational Injury Insurance.  Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. Currently, we are making contribution to the Housing Pension for six employees.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 13,239,182 ordinary shares issued and outstanding as of January 31, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 31, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Di Wang(3)	8,336,000	62.96%
Jueqin Wang(4)	1,664,000	12.57%
Huisen Wang	0	0%
Qin Li	0	0%
He “Henry” Huang	2,000	* %
Songlin Li	0	0%
Jiancong Huang	0	0%
All directors and executive officers as a group (5 persons)	10,002,000	75.55%

5% Beneficial Owners:
Yongqiang Donghai Limited(3)	8,336,000	62.96%
Yongqiang Maituo Limited(4)	1,664,000	12.57%

*Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 13,239,182 ordinary shares issued and outstanding as of January 31, 2022.

(3)	Di Wang is deemed to beneficially own 8,336,000 ordinary shares through Yongqiang Donghai Limited, a British Virgin Islands company holding 8,336,000 shares of our ordinary shares. Di Wang has the sole voting and dispositive power of all the shares held by Yongqiang Donghai Limited through certain entrustment agreement with the shareholders of Yongqiang Donghai Limited.

(4)	Jueqin Wang is deemed to beneficially own 1,664,000 ordinary shares through Yongqiang Maituo Limited, a British Virgin Islands company holding 1,664,000 shares of our ordinary shares. Jueqin Wang has the sole voting and dispositive power of all the shares held by Yongqiang Maituo Limited.

B.	Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2021 and 2020:

Accounts	Name of related parties	2021	2020
Receivables from related parties:
Advances to suppliers	Taizhou Huadi Industrial Ltd.	$5,550,504	$5,342,512
Accounts receivable	Taizhou Huadi Industrial Ltd.	1,438,303	1,880,762
Other receivables	Huashang Micro Finance Co.	-	1,030,989
Accounts receivable	Taizhou Huadi Material Technology Co.	2,543,394	-
Liabilities to related parties:
Due to related parties	Di Wang	155,198	(147,284)
Due to related parties	Jueqin Wang	359,716	(341,374)
Due to related parties	Huizhi Wang	-	-
Due to related parties	Juelin Wang	-	-
Due to related parties	Yiyu Wang	-	(919,053)
Due to related parties	Bing Zhang	-	-

Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

We had been subject to legal proceedings in the past, but have since resolved these. From time to time, we may become involved in various legal or administrate proceedings that may arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise. Except for those set below, currently there is no legal proceeding pending or threatened against to which we are a party of.

On October 28, 2019, Tangshan Sanyou Chemical Co., Ltd. filed a complaint with the Caofeidian District People’s Court in Tangshan, Hebei Province, demanding that Huadi Steel compensate the plaintiff for economic loss of RMB 1,233,388.37 and bear the litigation costs of the case. On July 10, 2018, the plaintiff and Huadi Steel signed a high vacuum seawater pipeline procedural stainless steel pipeline procurement contract (contract number: SYGF-GY-GC-18072), pursuant to which the plaintiff would purchase a total of nine types of stainless seamless steel pipes from Huadi Steel, to be used for high vacuum seawater projects. The above-mentioned steel pipes were alleged to be continuously and completely leaking within half year of use. The plaintiff claimed that this batch of steel pipes sold by Huadi Group did not meet the conditions for safe use and constituted a breach of contract, alleging a loss of RMB 21,288. The plaintiff submitted that it spent an additional RMB 1,212,100 to purchase steel pipes as replacement, totaling the alleged loss of RMB 1,233,388. The first hearing of the case has been completed. As of the date hereof, under the auspices of the court, the testing organization selected by the court is sampling and testing the quality of the goods supplied by Huadi Steel.

On July 24, 2020, Huadi Group filed a separate complaint with the Caofeidian District People’s Court in Tangshan, Hebei Province, alleging breach of contract and non-payment demanding Tangshan Sanyou Chemical Co., Ltd. to pay RMB 650,000 in arrears and the corresponding interest, and bear the litigation costs of the case. Huadi Steel and Tangshan Sanyou Chemical Co., Ltd. signed a series of purchase and sale contracts for stainless steel pipes between March 2016 and August 2018. We believe that Huadi Group has fully fulfilled its product supply obligations in accordance with the contracts, with actual delivery amount totaling RMB 13,714,622. After the products passed the acceptance procedure by Tangshan Sanyou Chemical Co., Ltd., Huadi Group issued invoices according to the actual deliveries. The case held its first hearing on September 16, 2020.

On November 22, 2021, Caofeidian District People’s Court entered a judgment in favor of Tangshan Sanyou Chemical Co., Ltd. and ordered Huadi Steel to compensate the plaintiff for economic loss. On December 4, 2021, Huadi Steel filed an appeal with the Intermediate People’s Court of Tangshan on the grounds of. among others, lack of evidence, faulty evaluation report, and procedural deficiency. The second hearing is to be held on a future date to be determined by the court.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

If we determine to pay dividends on any of our ordinary share in the future, as a holding company, we will depend on receipt of funds from our Hong Kong subsidiary, Hong Kong Beach Limited (“HK Beach”).

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to HK Beach only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Cash dividends, if any, on our ordinary share will be paid in U.S. dollars. HK Beach may be considered a non-resident enterprise for tax purposes. Any dividends Hongshun pays to HK Beach may be regarded as China-sourced income and may be subject to PRC withholding tax at a rate of up to 10%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Huadi Steel Group Limited to Hongshun, and the distribution of such payments to HK Beach as dividends from Hongshun. Certain payments from Huadi Steel Group Limited to Hongshun are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if Huadi Steel Group Limited or its subsidiaries or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A. Offer and listing details

Our ordinary shares have been listed on the Nasdaq Capital Market since January 22, 2021 under the symbol “HUDI.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Quarterly:
January 22, 2021 to March 31, 2021	$7.20	$5.03
April 1, 2021 to June 30, 2021	$5.75	$3.96
July 1, 2021 to September 30, 2021	$5.50	$3.00
October 1, 2021 to December 31, 2021	$3.00	$34.61

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “HUDI.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

Huadi International was incorporated on September 27, 2018 under the Cayman Islands Companies Act (2020 Revision). As of January 31, 2022, there were 13,239,182 ordinary shares issued and outstanding.

Our memorandum and articles of association do not permit a director to decide what compensation he or she will receive. All decisions about the compensation of directors will be recommended by the compensation committee, upon its formation, and approved by the board of directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our ordinary shares.

Description of Ordinary Shares

Huadi International was incorporated on September 27, 2018 under the Cayman Islands Companies Act (2020 Revision) and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2020 Revision) which we refer to as the Cayman Islands Companies Act below, and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, our company’s authorized share capital consists of 250,000,000 ordinary shares with a par value of US$0.0002 per share. As of January 31, 2022, there were 13,239,182 ordinary shares issued and outstanding.

Our Memorandum and Articles

Copies of our amended and restated memorandum and articles of association are filed as exhibits.

Objects of Our Company

Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Each ordinary share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by the Company; and

●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their ordinary shares.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “HUDI.”

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is VStock Transfer LLC.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Cayman Islands Companies Act, as amended. Our amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared or paid out of share premium account or otherwise permitted by the Cayman Islands Companies Act, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share which such shareholder holds. At any shareholders’ meeting the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. A poll may be demanded by the chairman of such meeting or one or more shareholders present in person or by proxy entitled to vote.

Election of directors

Directors may be appointed by an ordinary resolution of our shareholder or by a resolution of the directors of the Company.

Meetings of shareholders

Any of our directors may convene meetings of shareholders at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable. The director convening a meeting shall give at least seven days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as members in the register of members of the Company and are entitled to vote at the meeting, and each of the Company’s directors. Our board of directors must convene a general meeting upon the written request of one or more shareholders holding no less than 10% of our voting share capital.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. Two or more members present in person or by proxy and entitled to vote shall be a quorum. If, within two hours from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the board of directors may determine, and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

Meetings of directors

The management of our company is entrusted to our board of directors, who will make decisions by voting on resolutions of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A person who holds office as an alternate director shall be counted in the quorum. A director who also acts as an alternate director shall count twice towards the quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our amended and restated memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any ordinary share without giving any reason. If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged with the Company, notify the transferee of such refusal.

Winding Up

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase of Shares

The Cayman Islands Companies Act and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, provided the requirements under the Cayman Islands Companies Act have been satisfied, including out of capital, as may be determined by our board of directors. Under the Cayman Islands Companies Act, the repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the amended and restated memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Cayman Islands Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variation of Rights of Shares

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Modifications of rights

All or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed by not less than two-thirds of such shareholders of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

●	amend our amended and restated memorandum of association to increase or decrease the authorized share capital of our Company;

●	divide our authorized and issued shares into a larger number of shares; and

●	combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non- resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent available authorized but unissued shares.

Exempted Company

We are an exempted company with limited liability under the Cayman Islands Companies Law. The Cayman Islands Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Cayman Islands Companies Law is modeled after that of English law but does not follow recent English statutory enactments. In addition, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.

The Cayman Islands Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, under the Cayman Islands Companies Law subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve.; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Company Law.

The Cayman Islands Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of not less than 90% of the shares which are subject to the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits and Protection of Minority Shareholders.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to apply and follow the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle, and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability.

The Cayman Islands Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware corporate law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Cayman Islands Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our articles of association allow our shareholders holding 10% or more of the voting rights to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings unless expressly provided under the articles of association.

Cumulative Voting

Under the Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Cayman Islands Companies Law but our articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware corporate law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware corporate law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. The Cayman Islands Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Cayman Islands Companies Law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Cayman Islands Companies Law and our articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware corporate law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Cayman Islands Companies Law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

PRC Laws and Regulations relating to Foreign Exchange

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 75, Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB300,000 on an institution or less than RMB50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

As of January 31, 2019, our Beneficial Shareholders have not completed registrations in accordance with Circular 37, they are currently working on their registrations in the local Administration of Exchange Control. The failure of our Beneficial Shareholders to comply with the registration procedures may subject each of our Beneficial Shareholders to fines of less than RMB50,000 (approximately US$7199). If the registration formalities cannot be processed retrospectively, then the repatriation of the financing funds, profits or any other interests of our shareholders obtained through special purpose vehicles, for use in China, would be prohibited. As a result, any cross-border capital flows between our PRC subsidiary and its offshore parent company, including dividend distributions and capital contributions, would be illegal.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, foreign exchange capital of foreign-invested enterprises shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign exchange capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi if obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; and

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to non-affiliated entities.

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. As we do not plan to transfer proceeds raised in the initial public offering to our WFOE or VIE in the PRC, the proceeds raised in the initial public offering would not be subject to Circular 19 or Circular 16. However, if and when circumstances require funds to be transferred to our WFOE or VIE in the PRC from our offshore entities, then any such transfer would be subject to Circulars 16 and 19.

E. Taxation

PRC Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

Value-added Tax

The Provisional Regulations of on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009, and were further amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT payable may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Ogier, our legal counsel as to Cayman Islands law, has advised us that there are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within   the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after January 31, 2019.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), 20% (for individuals in the 39.6% tax brackets) or 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2022. Our actual PFIC status for the current taxable year ending September 30, 2022 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●

at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in from our initial public offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the Ordinary Shares are regularly traded on The Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks, including market risk (including currency risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position.

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Our market risk exposure is generally limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

Our revenue is exposed to the market risk of price fluctuations related to the sale of our steel pipe. Prices for the steel pipe that we sell are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of our raw materials) and global and domestic economic growth. Adverse changes in any of these factors may reduce the revenue that we receive from the sale of our steel pipe. Our costs are also exposed to fluctuations in prices for the purchase, processing and production of metal scrap, steel billets and other raw material inputs. Historically, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We do not engage in commodity price hedging activities.

Item 12.	Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Ordinary Shares” for a description of the rights of securities holders.

Use of Proceeds

Not applicable for annual reports on Form 20-F.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

(a)	As of September 30, 2021, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2021, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2021. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

●	Hire addition personnel with experience in US GAAP financial reporting and control procedures; and

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that Henry He Huang qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.zkinternationalgroup.com. The following is a summation of the key points of the Code of Ethics we adopted:

●	Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by our Company;

●	Full compliance with applicable government laws, rules and regulations;

●	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

●	Accountability for adherence to the code.

Item 16C.	Principal Accountant Fees and Services

TPS Thayer was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended September 30, 2021. Audit services provided by Briggs & Veselka Co. for fiscal years ended September 30, 2020 and 2019 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

TPS Thayer’s fees for the annual audit of our financial statements for the fiscal year ended September 30, 2021 was $160,000, and Briggs & Veselka Co.’s fees for the annual audit of our financial statements for the fiscal years ended September 30, 2020 and 2019 was $180,000, and $180,000, respectively, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

Neither TPS Thayer nor Briggs & Veselka Co. provided audit related service during the fiscal years ended September 30, 2021, 2020, and 2019.

Tax Fees

Neither TPS Thayer nor Briggs & Veselka Co. provided tax services for the fiscal years ended September 30, 2021, 2020, and 2019.

All Other Fees

The Company has not paid TPS Thayer or Briggs & Veselka Co. for any other services in fiscal years ended September 30, 2021, 2020, and 2019.

Audit Committee Pre-Approval Policies

Before TPS Thayer and Briggs & Veselka Co. were engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by TPS Thayer and Briggs & Veselka Co. have been so approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2021.

Item 16F.	Change in Registrant’s Certifying Accountant

On November 20, 2021, the Company terminated its independent registered public accounting firm, Briggs & Veselka Co. as the Company’s independent registered public accounting firm, and appointed TPS Thayer, LLC as its new independent registered public accounting firm to audit and review the Company’s financial statements.

Item 16G.	Corporate Governance

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Shareholders of British Virgin Islands exempted companies like us have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market corporate governance rules. See “Risk Factors - Risks Related to Our Ordinary Shares - As a “controlled company” under the rules of the Nasdaq Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders”  and “- As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

3.1	Memorandum and Articles of Association (Exhibit 3.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

3.2	Amended and Restated Memorandum and Articles of Association (Exhibit 3.2 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)

10.1	Summary Translation of Employment Agreement by and between the Registrant and Di Wang (Exhibit 10.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.2	Summary Translation of Employment Agreement by and between the Registrant and Jueqin Wang (Exhibit 10.2 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.3	Summary Translation of Employment Agreement by and between the Registrant and Huisen Wang (Exhibit 10.3 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.4	Employment Agreement with Qin Li (Exhibit 10.4 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.5	Director Offer Letter with Songlin Li (Exhibit 10.5 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.6	Director Offer Letter with Jiancong Huang (Exhibit 10.6 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.7	Director Offer Letter with He “Henry” Huang (Exhibit 10.7 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.8	Entrustment Agreement among shareholders of Yongqiang Donghai Limited (Exhibit 10.8 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)

14.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1.A submitted on November 25, 2020 and is incorporated herein by reference)

21.1	List of Subsidiaries (Exhibit 21.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUADI INTERNATIONAL GROUP CO., LTD.

By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

Date: February 2, 2022

HUADI INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Huadi International Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huadi International Group Co., Ltd (the Company) as of September 30, 2021, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year ended September 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ TPS Thayer, LLC
TPS Thayer, LLC

We have served as the Company’s auditor since 2021

Sugar Land, TX

February 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Huadi International Group Co., Ltd.

Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Huadi International Group Co., Ltd. and its subsidiaries (collectively, the “Company”) as of September 30, 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Briggs & Veselka Co.

Briggs & Veselka Co.

Houston, Texas

March 30, 2021

We have served as the Company’s auditor since 2018.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2021 AND 2020

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2021	2020
Assets
Current assets:
Cash and cash equivalents	$15,350,197	$796,794
Restricted cash	1,304,518	908,410
Accounts receivable, net of allowance for doubtful accounts of $3,066,937 and $2,910,554, respectively	21,297,261	13,618,697
Accounts receivable – related parties	3,981,697	1,914,380
Notes receivable	2,593,018	555,612
Inventories	22,721,265	20,837,594
Advances to suppliers	3,806,420	998,123
Advances to suppliers – related parties	5,550,504	5,342,512
Other receivables	475,793	2,375,031
Total current assets	77,080,673	47,347,153
Property, plant and equipment, net	7,208,705	6,687,642
Land use rights, net	1,234,636	1,202,687
Long-term investments	14,171,928	13,449,305
Deferred tax assets	549,921	436,583
TOTAL ASSETS	$100,245,863	$69,123,370
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,713,716	$1,855,047
Accrued expenses and other current liabilities	2,048,979	1,587,826
Notes payable	2,312,556	1,517,026
Advances from customers	4,667,084	1,515,452
Due to related parties	514,913	1,407,711
Short-term borrowings	33,459,043	31,221,280
Tax payable	4,051,158	4,230,328
TOTAL LIABILITIES	48,767,449	43,334,670

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 13,127,000 and 10,000,000 shares issued and outstanding, respectively	2,625	2,000
Additional paid-in capital	44,211,336	22,531,620
Statutory surplus reserves	255,705	-
Retained earnings (Accumulated deficit)	2,116,581	(159,189)
Accumulated other comprehensive income	4,627,661	3,189,856
Total equity attributable to Huadi International Group Co., Ltd.	51,213,908	25,564,287
Equity attributable to non-controlling interests	264,506	224,413
Total shareholders’ equity	51,478,414	25,788,700
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$100,245,863	$69,123,370

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2021	2020	2019
Sales	$67,006,655	$57,767,081	$65,518,316
Production service revenue	3,239,956	1,370,197	-
Cost of sales	(58,926,675)	(48,473,061)	(50,895,644)
Gross profit	11,319,936	10,664,217	14,622,672

Operating expenses:
Selling, general and administrative	6,684,410	3,938,511	4,467,058
Research and development	2,057,547	2,120,649	1,777,110
Total operating expenses	8,741,957	6,059,160	6,244,168

Operating income	2,577,979	4,605,057	8,378,504

Other income (expenses):
Interest expenses, net	(2,058,461)	(2,162,589)	(2,149,077)
Other income, net	1,948,527	1,132,780	222,250
Total other expenses, net	(109,934)	(1,029,809)	(1,926,827)

Income before income taxes	2,468,045	3,575,248	6,451,677

Income tax benefit/(provision)	89,000	(218,949)	(1,005,190)

Net income	2,557,045	3,356,299	5,446,487
Net income attributable to non-controlling interests	25,570	33,563	54,465

Net income attributable to Huadi International Group Co., Ltd.	$2,531,475	$3,322,736	$5,392,022

Net income	$2,557,045	$3,356,299	$5,446,487

Other comprehensive income (loss):
Foreign currency translation adjustment	1,452,328	1,225,301	(857,879)

Total comprehensive income	4,009,373	4,581,600	4,588,608
Comprehensive income attributable to non-controlling interests	40,093	45,816	45,886

Comprehensive income attributable to Huadi International Group Co., Ltd.	$3,969,280	$4,535,784	$4,542,722

Basic and diluted earnings per share
Basic	$0.21	$0.34	$0.54
Diluted	$0.21	$0.34	$0.54
Weighted average numbers of common shares outstanding
Basic	12,116,079	10,000,000	10,000,000
Diluted	12,116,079	10,000,000	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Statutory Surplus Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2018	10,000,000	2,000	22,531,620	(8,873,947)	2,826,108	-	16,485,781	132,711	16,618,492

Foreign currency translation loss	-	-	-	-	(849,300)	-	(849,300)	(8,579)	(857,879)
Net income	-	-	-	5,392,022	-	-	5,392,022	54,465	5,446,487

Balance at September 30, 2019	10,000,000	2,000	22,531,620	(3,481,925)	1,976,808	-	21,028,503	178,597	21,207,100

Foreign currency translation gain	-	-	-	-	1,213,048	-	1,213,048	12,253	1,225,301
Net income	-	-	-	3,322,736	-	-	3,322,736	33,563	3,356,299

Balance at September 30, 2020	10,000,000	$2,000	$22,531,620	$(159,189)	$3,189,856	$-	$25,564,287	$224,413	$25,788,700

Stock offering, net of offering cost	3,125,000	625	21,663,716	-	-	-	21,664,341	-	21,664,341
Stock-based compensation	2,000	-	16,000	-	-	-	16,000	-	16,000
Foreign currency translation gain	-	-	-	-	1,437,805	-	1,437,805	14,523	1,452,328
Net income	-	-	-	2,275,770	-	255,705	2,531,475	25,570	2,557,045
Balance at September 30, 2021	13,127,000	2,625	44,211,336	2,116,581	4,627,661	255,705	51,213,908	264,506	51,478,414

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(IN U.S. DOLLARS)

	2021	2020	2019
Cash Flows from Operating Activities:
Net income	$2,557,045	$3,356,299	$5,446,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	735,333	723,586	617,634
Amortization	32,349	30,048	30,617
Bad debt expense reverse	(153,676)	-	-
Deferred tax benefits (expenses)	(89,000)	-	296,163
Loss (gain) on disposal of fixed assets	1,767	(654,138)	19,051
Changes in operating assets and liabilities:
Accounts receivable	(8,823,928)	(260,202)	996,761
Notes receivable	(1,987,871)	(10,332)	2,606,326
Inventories	(756,588)	(1,987,737)	3,566,204
Advances to suppliers	(2,727,661)	366,087	1,387,753
Advances to suppliers – related party	78,283	180,333	(5,459,669)
Other receivables	2,006,975	3,303,687	(838,251)
Accounts payable	(238,638)	650,988	(13,033)
Accrued expenses and other current liabilities	372,155	(387,358)	843,625
Notes payable	707,021	(2,301,375)	(3,795,141)
Advances from customers	3,040,106	222,805	(4,257,789)
Tax payable	(402,478)	(28,401)	899,869
Net cash provided by operating activities	(5,648,806)	3,204,290	2,346,607

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(917,539)	(664,996)	(912,702)
Proceeds from disposition of property, plant and equipment	20,285	724,782	-
Net cash provided by (used in) investing activities	(897,254)	59,786	(912,702)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	35,820,322	38,620,077	39,715,044
Repayments on short-term borrowings	(35,265,552)	(40,488,791)	(46,605,766)
Proceeds from stock offering, net of offering costs	21,680,341	-	-
Advances from related parties	6,223,875	3,068,965	7,926,927
Repayments to related parties	(7,182,813)	(5,889,557)	(4,526,092)
Net cash provided by (used in) financing activities	21,276,173	(4,689,306)	(3,489,887)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	219,398	113,762	(125,041)

Net increase (decrease) in cash and cash equivalents and restricted cash	14,949,511	(1,311,468)	(2,181,023)
Cash and cash equivalents and restricted cash at the beginning of year	1,705,204	3,016,672	5,197,695
Cash and cash equivalents and restricted cash at the end of year	$16,654,715	$1,705,204	$3,016,672

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$480,495	$135,262	$202,702
Cash paid for interest	$1,550,082	$1,951,622	2,258,101

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

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. The paid in capital was $21,680,341 as of September 30, 2021. There are currently 13,127,000 issued and outstanding ordinary shares. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. The paid in capital was zero as of September 30, 2021. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaged in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. The paid in capital was zero as of September 30, 2021. HK Beach did not have any operations as of September 30, 2021.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. The registered capital is USD 10,000,000 and the paid in capital was zero as of September 30, 2021.

The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of September 30, 2021.

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

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of September 30, 2021.

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

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2021	2020	2019
Period Ended RMB: USD exchange rate	6.4434	6.7896	7.1477
Period Average RMB: USD exchange rate	6.5072	7.0056	6.8753

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

As of September 30, 2021 and 2020, restricted cash was $1,304,518 and $908,410, respectively. No cash is restricted to assure future credit availability.

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

The allowance for doubtful accounts recognized as of September 30, 2021 and 2020 was $3,066,937 and $2,910,554, respectively.

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

There were no write-downs recognized of inventories for the years ended September 30, 2021, 2020 and 2019.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. For the years ended September 30, 2021, 2020 and 2019, the Company had no wrote-offs for advances to suppliers.

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

Land Use Rights

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

Long-term Investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt an adjusted cost method measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2021, 2020 and 2019.

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other current liabilities, notes receivable, notes payable, bank loans, and income tax payable and other receivables, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2021 and 2020.

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

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products while a small portion of revenue is generated from production services provided to third-party entities. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2018, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after October 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to company’s business processes, systems, or internal controls as a result of implementing the standard.

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

For the years ended September 30, 2021, 2020 and 2019, the Company received government grants of $1,190,882, $410,532 and $59,131, respectively. The grants were recorded as other income in the consolidated statements for income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling, general and administrative expense. Shipping and handling costs were $1,341,712, $804,264 and $1,011,670 for the years ended September 30, 2021, 2020 and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $237,563, $104,933 and $147,363 for years ended September 30, 2021, 2020 and 2019 respectively.

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

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the years ended September 30, 2021, 2020 and 2019.

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

As of September 30, 2021 and 2020, we had cash and cash equivalents of $15,350,197 and $796,794, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Reclassification

Certain amounts in the consolidated financial statements for the prior year have been reclassified to conform to the current year presentation. These reclassifications had no impact on consolidated net earnings, consolidated financial position, or consolidated cash flows.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. Effective October 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. The adoption of the new standard did not have material impact on our consolidated net earnings and cash flows.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. Effective October 1, 2020, the Company adopted ASU 2018-13 and the adoption of the new standard did not have material impact on our consolidated net earnings and cash flows.

New Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2021 and 2020 consisted of the following:

	2021	2020
Accounts receivable	$24,364,198	$16,529,251
Accounts receivable – related parties	3,981,697	1,914,380
Less: allowance for doubtful accounts	(3,066,937)	(2,910,554)
Accounts receivable, net	$25,278,958	$15,533,077

The Company’s customers are for the most part, various levels of government, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers. The average accounts receivable turnover period was approximately 106 days, 93 days and 84 days for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2021 and 2020 are as follow:

	2021	2020
Beginning balance	$2,910,554	$2,764,735
Bad debt write-off	-	-
Exchange difference	156,383	145,819
Ending balance	$3,066,937	$2,910,554

No bad debt expense and debt write-off recorded by the Company during the years ended September 30, 2021 and 2020.

NOTE 4 – NOTES RECEIVABLE

Notes receivable consisted of bank acceptance notes of $2,593,018 and $555,612 received from the Company’s customers as of September 30, 2021 and 2020, respectively. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company; and these notes were guaranteed by the banks.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2021 and 2020 consisted of the following:

	2021	2020
Raw materials	$7,845,763	$11,305,744
Work in process	5,287,171	913,751
Finished goods	9,588,331	8,618,099
Total	$22,721,265	$20,837,594

There was no inventory write-downs recognized for the years ended September 30, 2021, 2020 and 2019.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2021 and 2020 consisted of the following:

	2021	2020
Buildings	$5,195,800	$4,930,868
Machinery and equipment	8,737,421	7,706,598
Transportation vehicles	1,079,190	932,472
Office equipment	682,216	460,943
Construction in progress (“CIP”)	-	235,266
Total property plant and equipment, at cost	15,694,627	14,266,147
Less: accumulated depreciation	(8,485,922)	(7,578,505)
Property, plant and equipment, net	$7,208,705	$6,687,642

Depreciation expense was $735,333, $723,586 and $617,634 for the years ended September 30, 2021, 2020 and 2019, respectively.

During fiscal year ended September 30, 2021, the Company sold fixed assets with a net carrying value of $22,593, and recorded loss on sale of fixed assets of $1,767. During fiscal year ended September 30, 2020, the Company sold fixed assets with a net carrying value of $70,644, and recorded gain on sale of fixed assets of $654,138.

As of September 30, 2021 and 2020, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 10.

NOTE 7 – LAND USE RIGHTS

Land use rights as of September 30, 2021 and 2020 consisted of the following:

	2021	2020
Land use rights, cost	$1,719,978	$1,632,277
Less: accumulated amortization	(485,342)	(429,590)
Land use rights, net	$1,234,636	$1,202,687

Amortization expense was $32,349, $30,048 and $30,617 for the years ended September 30, 2021, 2020 and 2019, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of September 30, 2021 and 2020:

	2021	2020
Huashang Micro Finance Co.	$5,897,508	$5,596,795
Longwan Rural Commercial Bank	6,981,097	6,625,133
Wenzhou Longlian Development Co., Ltd	1,293,323	1,227,377
Total	$14,171,928	$13,449,305

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD). The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Huashang during the years ended September 30, 2021, 2020 and 2019.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the years ended September 30, 2021, 2020 and 2019.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at the cost on its consolidated balance sheets. During the year ended September 30, 2021, the Company received dividend income of RMB 2,822,400 ($433,735 in USD) from LRCB. During the year ended September 30, 2020, the Company received dividend income of RMB 3,087,000 ($440,647 in USD) from LRCB. During the year ended September 30, 2019, the Company received dividend income of RMB 3,307,500 ($481,070 in USD) from LRCB.

The ownership percentage of the above long-term investments has not changed during the fiscal year ended September 30, 2021. The carrying values of the pledged long-term investment to secure bank borrowings by the Company are shown in Note 10.

NOTE 9 – NOTES PAYABLE

Notes payable consisted of bank notes payable of $2,312,556 and $1,517,026 provided by the Company to its suppliers as of September 30, 2021 and 2020, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of fund at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following at September 30, 2021:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
CITIC Bank	4,500,000	698,388	10/10/2020	10/9/2021	5.00%
CITIC Bank	6,500,000	1,008,783	10/15/2020	10/14/2021	5.00%
CITIC Bank	4,000,000	620,790	10/15/2020	10/26/2021	5.00%
Agricultural Bank of China	9,990,000	1,550,424	10/28/2020	10/27/2021	4.75%
Agricultural Bank of China	5,000,000	775,988	11/4/2020	11/3/2021	4.75%
Agricultural Bank of China	7,000,000	1,086,382	11/18/2020	11/17/2021	4.75%
Agricultural Bank of China	9,990,000	1,550,424	11/30/2020	11/29/2021	4.75%
Agricultural Bank of China	9,500,000	1,474,376	12/21/2020	12/3/2021	4.75%
Bank of China	7,540,000	1,170,190	12/31/2020	12/27/2021
Agricultural Bank of China	5,700,000	884,626	1/7/2021	1/6/2022	4.75%
Agricultural Bank of China	9,990,000	1,550,424	1/15/2021	1/14/2022	4.75%
Bank of China	7,730,000	1,199,677	1/11/2021	1/5/2022
Agricultural Bank of China	4,000,000	620,790	2/3/2021	2/1/2022	5.15%
Agricultural Bank of China	4,990,000	774,436	3/4/2021	3/2/2022	5.15%
Agricultural Bank of China	9,990,000	1,550,424	3/12/2021	3/10/2022	4.75%
Agricultural Bank of China	5,000,000	775,988	3/17/2021	1/15/2022	4.75%
Agricultural Bank of China	3,410,000	529,224	3/17/2021	3/14/2022	4.75%
Zheshang Bank	11,400,000	1,769,252	4/15/2021	4/13/2022
Zheshang Bank	7,000,000	1,086,383	5/10/2021	11/10/2021	5.20%
Zheshang Bank	5,000,000	775,988	5/18/2021	11/18/2021	5.20%
Zheshang Bank	5,500,000	853,587	5/20/2021	11/20/2021	5.20%
Agricultural Bank of China	5,000,000	775,988	5/27/2021	11/27/2021	5.20%
Agricultural Bank of China	4,500,000	698,389	6/9/2021	6/2/2022	4.75%
Agricultural Bank of China	9,990,000	1,550,424	6/18/2021	6/17/2022	4.75%
Agricultural Bank of China	4,600,000	713,909	7/22/2021	7/19/2022	4.75%
Agricultural Bank of China	9,900,000	1,536,456	7/28/2021	7/27/2022	4.75%
Agricultural Bank of China	510,000	79,151	7/28/2021	7/21/2022	4.75%
Zheshang Bank	9,900,000	1,536,456	9/15/2021	9/14/2022	4.60%
Agricultural Bank of China	7,500,000	1,163,982	9/7/2021	3/7/2022	5.20%
Agricultural Bank of China	9,980,000	1,548,872	9/23/2021	9/22/2022	4.60%
Agricultural Bank of China	9,980,000	1,548,872	9/30/2021	9/27/2022	4.60%
Total	RMB 215,519,000	$33,459,043

Short-term borrowings consisted of the following at September 30, 2020:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank	9,990,000	$1,471,367	11/4/2019	11/3/2020	5.40%
Agricultural Bank	5,000,000	736,420	11/13/2019	11/12/2020	5.40%
Agricultural Bank	7,000,000	1,030,989	11/28/2019	11/18/2020	5.35%
Agricultural Bank	9,500,000	1,399,199	12/19/2019	12/18/2020	5.35%
Agricultural Bank	9,990,000	1,471,368	12/27/2019	12/10/2020	5.35%
Agricultural Bank	5,700,000	839,519	1/8/2020	1/7/2021	5.35%
Agricultural Bank	9,990,000	1,471,368	1/14/2020	1/13/2021	5.35%
Agricultural Bank	9,000,000	1,325,557	2/28/2020	2/27/2021	5.60%
Agricultural Bank	4,990,000	734,948	3/4/2020	3/3/2021	5.60%
Agricultural Bank	13,400,000	1,973,607	3/13/2020	3/12/2021	5.25%
Agricultural Bank	5,000,000	736,420	3/27/2020	3/15/2021	5.25%
Agricultural Bank	4,500,000	662,778	7/10/2020	7/1/2021	4.80%
Agricultural Bank	10,500,000	1,546,483	7/24/2020	7/15/2021	4.75%
Agricultural Bank	14,500,000	2,135,619	8/3/2020	8/2/2021	4.75%
China CITIC Bank	4,500,000	662,778	10/11/2019	10/10/2020	5.35%
China CITIC Bank	6,500,000	957,347	10/16/2019	10/15/2020	5.35%
China CITIC Bank	4,000,000	589,136	10/29/2019	10/28/2020	5.35%
China CITIC Bank	6,000,000	883,704	9/22/2020	9/21/2021	5.00%
China CITIC Bank	6,500,000	957,347	9/23/2020	9/22/2021	5.00%
China CITIC Bank	8,000,000	1,178,273	9/24/2020	9/23/2021	5.00%
Bank of China	7,540,000	1,110,522	1/7/2020	1/2/2021	4.50%
Bank of China	7,730,000	1,138,506	1/9/2020	1/7/2021	4.50%
Minsheng Bank	11,400,000	1,679,039	4/22/2020	4/15/2021	5.50%
Zhejiang Commerce Bank	8,500,000	1,251,915	4/22/2020	4/16/2021	4.20%
Zhejiang Commerce Bank	4,750,000	699,599	5/21/2020	5/18/2021	4.20%
Zhejiang Commerce Bank	7,000,000	1,030,989	6/3/2020	5/14/2021	4.20%
Zhejiang Commerce Bank	10,500,000	1,546,483	9/18/2020	6/18/2021	5.22%
Total	RMB211,980,000	$31,221,280

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	As of September 30,
	2021	2020
Buildings, net	$2,995,522	$3,405,140
Long-term Investment	-	6,625,133
Total	$2,995,522	$10,030,273

For the years ended September 30, 2021, 2020 and 2019, interest expense on all short-term borrowings and notes payable amounted to $1,550,082, $2,162,589 and $2,149,077, respectively.

NOTE 11 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (10.67% of total revenues) during the year ended September 30, 2021. As of September 30, 2021, amount due from this customer included in accounts receivable was $6,144,633, representing 24.31% of total accounts receivable. There was no other significant concentration (over 10%) of accounts receivable for the year ended September 30, 2021.

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

For the year ended September 30, 2021, three suppliers accounted for 12.84%, 12.84% and 11.47% of the Company’s total raw material purchase. There was one supplier that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2021, which accounted for 51.33% of the Company’s total accounts payable.

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

2) Related party transactions

2021 Fiscal Year

During the year ended September 30, 2021, the Company purchased a total of $6,376,512 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2021, the Company had no outstanding balance of accounts payable to Taizhou Huadi. To lock down the prices for raw materials and hedge against price rise risk, the Company periodically pays Taizhou Huadi in advance. As of September 30, 2020, the Company had outstanding advance balance of USD $5,550,504 to Taizhou Huadi.

During the year ended September 30, 2021, the Company borrowed RMB 12,000,000 ($1,844,111 in USD) with 8% annual interest rate from Huizhi Wang as working capitals to support the Company’s operations. During fiscal year 2020, the Company has fully repaid.

During the year ended September 30, 2021, the Company borrowed RMB 6,500,000 ($998,894 in USD), from Juelin Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. During fiscal year 2021, the Company fully repaid the loan.

During the year ended September 30, 2021, the Company borrowed RMB 12,000,000 ($1,844,111 in USD), from Bing Zhang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. The borrowing has been fully paid in fiscal year 2021.

2020 Fiscal year

During the year ended September 30, 2020, the Company purchased a total of $14,521,129 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2020, the Company had no outstanding accounts payable balance and an outstanding advance balance of USD $5,342,512 to Taizhou Huadi. During the year ended September 30, 2020, the Company sold a total of $3,228,396 steel materials to Taizhou Huadi. As of September 30, 2020, the Company had accounts receivable of $1,880,762 from this entity.

Jueqin Wang periodically provides working capitals to support the Company’s operations when needed. During fiscal year 2020, Jueqin Wang advanced RMB 500,000 ($71,371 in USD) and no advance payment was made to the Company during fiscal year 2021. As of September 30, 2021, and 2020 and 2019, the Company had outstanding payable due to Jueqin Wang with an amount of $359,716, and $341,374 and $254,319, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Jueqin Wang.

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

2019 Fiscal year

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

During the year ended September 30, 2019, the Company borrowed RMB 12,500,000 ($1,748,814 in USD), from Yiyu Wang, an immediate family member of majority shareholder of the Company, as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. During fiscal year 2020, a total of RMB 6,260,000 ($893,571 in USD) was repaid by The Company, and as of September 30, 2020 the Company had outstanding payable due to Yiyu Wang with an amount of $919,053. During fiscal year 2021, the remaining balance was fully paid.

During the year ended September 30, 2019, the Company net borrowed RMB 5,000,000 ($699,526 in USD), from Bing Zhang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. The borrowing has been fully paid in fiscal year 2020.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2021 and 2020:

Accounts	Name of related parties	2021	2020
Receivables from related parties:
Advances to suppliers	Taizhou Huadi Industrial Ltd.	$5,550,504	$5,342,512
Accounts receivable	Taizhou Huadi Industrial Ltd.	1,438,303	1,880,762
Other receivables	Huashang Micro Finance Co.	-	1,030,989
Accounts receivable	Taizhou Huadi Material Technology Co.	2,543,394	-
Liabilities to related parties:
Due to related parties	Di Wang	(155,198)	(147,284)
Due to related parties	Jueqin Wang	(359,716)	(341,374)
Due to related parties	Huizhi Wang	-	-
Due to related parties	Juelin Wang	-	-
Due to related parties	Yiyu Wang	-	(919,053)
Due to related parties	Bing Zhang	-	-

NOTE 13 – SHAREHOLDERS’ EQUITY

Ordinary shares

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

Shares Issuances

On January 26, 2021, the Company completed its initial public offering (“IPO”) of 3,125,000 shares of its common stock at a public offering price of $8.00 per share. The gross proceeds from the offering were approximately $25 million before deducting placement agents’ commissions and other offering expenses. The offering was conducted on a firm commitment basis. The Company issued warrants to the Underwriters equal to six percent (6%) of the shares issued in the IPO (the “Representative Warrants”). The Representative Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than four and one-half year years from the effective date of the registration statement in compliance with FINRA Rule 5110(f)(2)(G)(i). The Representative Warrants are exercisable at a per share price of $10.00, which is 125% of the Public Offering Price. The Representative Warrants are also exercisable on a cashless basis. As of September 30, 2021, no warrant was exercised.

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

On January 22, 2021, the Company issued 2,000 shares to Henry He Huang, the Company’s Director, pursuant to the Director Offer Letter between the Company and Henry He Huang. The Company received no proceed from this issuance as it is a stock-based compensation, and the Company valued the shares based on the fair value at the date of issuance. The shares had fair value of $16,000.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of September 30, 2021 and 2020.

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

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2019, and the HNTE certificate needs to be renewed every three years. Thus, Huadi Steel is eligible for a 15% preferential tax rate for fiscal years 2021, 2020 and 2019. As of September 30, 2021, the tax years ended December 31, 2015 through December 31, 2020 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September30, 2021 and 2020 the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the fiscal years ended September 30, 2021 and 2020, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2021.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2021, 2020, and 2019 as follows:

	2021	2020	2019
Income before taxes	$2,468,045	$3,575,248	$6,446,944
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	$370,207	536,287	967,042
Tax effect of R&D expenses deduction	(231,474)	(238,573)	(199,925)
Tax effect of non-taxable investment income and government grant	(138,733)	(120,754)	(72,160)
Tax effect of non-deductible expenses	-	41,989	310,233
Tax effect of deferred tax recognized	(89,000)	-	-
Income tax expenses (benefits)	$(89,000)	$218,949	$1,005,190

Income taxes for the years ended September 30, 2021, 2020 and 2019 are attributed to the Company’s continuing operations in China and consisted of:

	2021	2020	2019
Current income tax	$-	$218,949	$709,027
Deferred income tax	(89,000)	-	296,163
Total income tax expense	$(89,000)	$218,949	$1,005,190

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at September 30, 2021 and 2020 are presented below:

	As of September 30,
	2021	2020
Deferred tax assets:
Bad debt allowance	$436,761	$436,583
Loss carryforward	113,160	-
Total	$549,921	$436,583

There were no valuation allowance for the deferred tax assets as of September 30, 2021 and 2020. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences at September 30, 2021 and 2020.

NOTE 15 – COMMITMENT AND CONTINGENCIES

As of September 30, 2021 and 2020, the Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2021 and 2020, the Company had no pending legal proceedings outstanding.

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

The following table presents revenues by geographic areas for the years ended September 30, 2021,2020 and 2019, respectively.

	September 30, 2021		September 30, 2020		September 30, 2019
Top 5 International Markets:	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
China	$53,130,894	81.22%	$47,271,235	79.93%	47,606,489	72.66%
US	5,740,265	8.78%	2,996,803	5.07%	8,285,920	12.65%
India	4,191,611	6.41%	5,082,525	8.59%	3,795,089	5.79%
Australia	546,807	0.84%	1,327,488	2.24%	473,613	0.72%
Switzerland	514,951	0.79%	-	-%	-	-%
Other foreign countries	6,122,083	1.96%	2,459,227	4.17%	5,357,205	8.18%

Due to the nature of the Company’s products, it is impractical to disclose revenues generated from each product or each group of similar products. Also, as the Company’s long-lived assets are primarily located in the PRC, no geographical segments are presented.

NOTE 17 – SUBSEQUENT EVENTS

Short-term Bank Loans

The Company refinanced its loans with its banks subsequent to the expiration of the loans disclosed in Note 10 – Short-term Borrowings by repaying bank loans of $ $16,975,043 and borrowing a total of $ $15,358,372 and for the period from October 1, 2021 to January 31, 2022. Those loans have interest rate ranges from 4% to 5% and are maturing within one year. The Company had no default of payment during the subsequent period.

Stock Issuances

On November 2, 2021, Craft Capital Limited and R.F. Lafferty Co Inc, both the underwriters of the Company’s IPO, noticed the Company to exercise their warrants on cashless exercise procedure and the Company issued a total of 65,232 shares.