Form 20-F
period 2022-09-30
Huadi International Group Co., Ltd.
filed 2023-02-15
CIK 1791725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,239,182 ordinary shares as of September 30, 2022.

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2022, 2021, and 2020 were US $1.00 for RMB 7.1135, RMB 6. 4434, and RMB 6.7896, respectively. The average exchange rates for the years ended September 30, 2022, 2021 and 2020 were US $1.00 for RMB 6.5532, RMB 6.5072, and RMB 7.0056, respectivel. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3-Key Information-Risk Factors,” “Item 4-Information on the Company,” “Item 5-Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

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

Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited are subject to certain legal and operational risks associated with being based in China and having a majority of our operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the daily business operation of PRC subsidiaries and our ability to accept foreign investments and list on an U.S. or other foreign exchange. These risks may cause significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. See “Risk Factors - Risks Related to Doing Business in China” beginning on page 21.

The Holding Foreign Companies Accountable Act (“HFCAA”)

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, TPS Thayer, is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange. See “Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 31-32.

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

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replace the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. For more information, see “Risk Factors - Risks Related to Doing Business in China - The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 21-22.

Our PRC counsel, Grandall Law, has advised us that neither the holding company, our subsidiaries are currently required to obtain approval from Chinese authorities, including the CSRC, or the CAC, to list on U.S exchanges or issue securities to foreign investors, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. As of the date of this annual report, our Company and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. We do not believe that our existing business will require such regulatory review. As of the date of this annual report, our Company and its subsidiaries have not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities.

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

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Grandall Law, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this annual report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this annual report, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in others respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

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

As of the date of this annual report, there was no material cash transfers and transfers of other assets between our Company and our subsidiaries.

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited could be impacted by China’s macro-control policy on control of China’s steel and steel products industry See “Risk Factors- Risks Related to Our Business and Industry-Chinese government’s monitoring and macro-control of the market could hurt demand of our products” on page 9.

●	Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited’ business might be adversely affected by the prolonged slowdown in the economic condition, which would negatively affect sales of our products, operations of our company and our financial conditions. See “Risk Factors- Risks Related to Our Business and Industry-The considerable uncertainty in Chinese economic growth could hurt demand of our products” on page 9.

●	Import tariffs, other trade barriers and protectionist policies could negatively affect steel prices and our exports to international markets, particularly the United States. Such import barriers adversely affect our company’s business by limiting our access to or competitiveness in foreign steel markets. See “Risk Factors- Risks Related to Our Business and Industry-Tariffs could materially have a negative impact on demand of our products” on page 9.

●	This evolving policy dispute between China and the United States is likely to have significant impact on the Chinese economy as well as consumer discretional spending, directly and indirectly, and no assurance can be given that we will not be adversely affected by any governmental actions taken by either China or the United States, perhaps materially. See “Risk Factors- Risks Related to Our Business and Industry-Recent trade policy initiatives announced by the United States administration against China may adversely affect our business” on page 10.

●	Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. See “Risk Factors- Risks Related to Our Business and Industry-Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited’ business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic” on page 14.

●	Huadi Internationalis subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business. See “Risk Factors- Risks Related to Our Business and Industry-Huadi International may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business” on page 17.

Risks Related to Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors-Risks Related to Doing Business in China-The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 21-22.

●	Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. See “Risk Factors-Risks Related to Doing Business in China-Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 23-24.

●	Because the Overseas Listing Rules are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. See “Risk Factors-Risks Related to Doing Business in China-Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 24-25.

●	Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit Huadi International’s ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Risk Factors-Risks Related to Doing Business in China-Huadi International relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 25-26.

●	Substantially all of Huadi’s revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. See “Risk Factors-Risks Related to Doing Business in China-Fluctuations in exchange rates could have a material adverse effect on Huadi’s results of operations and the price of our ordinary shares” on page 26.

●	The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. See “Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” page 27.

●	The proceeds of any offerings must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months. See “Risk Factors-Risks Related to Doing Business in China- Huadi may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. Huadi must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months” on page 27.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, which could adversely affect our business and prospects. See “Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 29.

●	On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our auditor, TPS Thayer, is headquartered in Sugar Land, Texas, and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors-Risks Related to Doing Business in China-The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Huadi International’s offering” on page 31-32.

●	The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. See “Risk Factors-Risks Related to Doing Business in China-Huadi International may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited’s business may have a material adverse effect on our business and results of operations” on page 32-33.

Risks Related to Our Ordinary Shares

●	Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies. See “Risk Factors-Risks Related to Our Ordinary Shares-Huadi International is an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors” on page 35.

●	Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. See “Risk Factors-Risks Related to Our Ordinary Share-Huadi International are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects” on page 35.

●	Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. See “Risk Factors-Risks Related to Our Ordinary Share-Because Huadi International is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” page 35.

●	The market price of our shares could decline as a result of sales of substantial amounts of Huadi International’s shares in the public market, or the perception that these sales could occur. See “Risk Factors-Risks Related to Our Ordinary Share-Shares eligible for future sale may adversely affect the market price of Huadi International’s ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares” on page 38.

A. Selected Financial Data

The selected consolidated statements of comprehensive income data for the fiscal years ended September 30, 2022, 2021, and 2020 and the selected consolidated balance sheets data as of September 30, 2022, 2021, and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Huadi International Group Co., Ltd.’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Huadi International Group Co., Ltd.’s audited consolidated financial statements are prepared and presented in accordance with US GAAP.

Statement of operations data:

	For the years ended September 30,
	2022	2021	2020	2019	2018
Revenue	$76,366,148	$70,246,611	$59,137,278	$65,518,316	$60,386,004
Cost of Sales	$(65,230,521)	$(58,926,675)	$(48,473,061)	$(50,895,644)	$(47,142,750)
Gross profit	$11,135,627	$11,319,936	$10,664,217	$14,622,672	$13,243,254
Total Operating expenses	$(8,783,086)	$(8,741,957)	$(6,059,160)	$(6,244,168)	$(5,045,700)
Operating Income	$2,352,541	$2,577,979	$4,605,057	$8,378,504	$8,197,554
Other non-operating expense, net	$(231,469)	$(109,934)	$(1,029,809)	$(1,926,827)	$(1,611,930)
Income tax provision	$(173,017)	$89,000	$(218,949)	$(1,005,190)	$(1,337,092)
Net income	$1,948,054	$2,557,045	$3,356,299	$5,446,487	$5,248,532
Net income attributable to Huadi International Group Co., Ltd.	$1,924,202	$2,531,475	$3,322,736	$5,392,022	$5,196,047
Earnings per share, basic and diluted	0.15	0.21	0.34	0.54	0.52
Weighted average ordinary shares outstanding	13,239,182	12,116,079	10,000,000	10,000,000	10,000,000

Balance sheet data:

	2022	2021	2020	2019	2018
Current assets	$64,401,855	$77,080,673	$47,347,153	$47,932,151	$57,176,633
Total assets	$84,636,527	$100,245,863	$69,123,370	$68,773,494	$75,944,817
Total liabilities	$35,002,586	$48,767,449	$43,334,670	$47,566,394	$59,326,325
Total shareholders’ equity	$49,633,941	$51,478,414	$25,788,700	$21,207,100	$16,618,492

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

The principal raw materials used to manufacture our products are various grades and forms of steel, from rolled steel bars, plates and sheets. Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited’s pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. During fiscal years ended September 30, 2022 and 2021, we purchased a total of $4,649,636 and $6,376,512, respectively, raw materials from Taizhou Huadi Industrial Technology Co., a related party. If Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited’s suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to Huadi’s reputation in our industry. In the event our raw material and energy costs increase; we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

The loss of any of our key customers could reduce our revenues and our profitability.

Huadi considers our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had zero and one such major customer for the fiscal year ended September 30, 2022 and 2021 respectively. As the majority of our revenues are driven by customers’ orders for stainless steel seamless pipes products, there can be no assurance that we will maintain or improve the relationships with customers who does not have long-term contracts with us. Huadi’s major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

Huadi considers our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two and three such major suppliers for the fiscal year ended September 30, 2022 and 2021, respectively. One of the major suppliers for the two fiscal years was Taizhou Huadi Industrial Ltd., a related party, from whom we purchased a total of $5,047,181 and $6,376,512 of raw materials, respectively for fiscal years 2022 and 2021. We purchase raw materials on the market at prevailing market prices. Huadi believes that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor. Any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

Huadi Internationale has entered into a number of transactions with related parties, including our shareholders, directors and executive officers. For example, during fiscal years 2022 and 2021, we purchased a total of $5,047,181 and $6,376,512, respectively, of raw materials from Taizhou Huadi, a related party. Additionally, during fiscal year 2022 and 2021, we sold a total of $1,990,329 and $3,228,396 steel materials to Taizhou Huadi, respectively. Huadi may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

Currently, our Board of Directors has authorized the Audit Committee upon its formation to review and approve all material related party transaction. We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law our directors have a duty to act honestly, in good faith and with a view to our best interests. Huadi international’s directors also have a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. See “Description of Ordinary Shares-Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

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

Any significant growth in the market for Huadi’s products or our entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this annual report, we have 360 employees. Huadi would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

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

If Huadi fails to protect our intellectual property rights, it could harm our business and competitive position.

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

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Our 15 utility patents issued in 2019 and 5 utility patents issued in 2020 to us have only 10 years of protection . Once these patents expire, our products may lose some market share if they are copied by our competitors. Then, our business revenue might suffer some loss as well.

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

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Wenzhou entered into a city-wide lockdown on February 3, 2020. We temporarily closed our offices and production facilities to adhere to the policy beginning in February 2020, as required by relevant PRC regulatory authorities. Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited’ offices reopened on February 18, 2020 and production facilities are now fully operational.

●	Since the inception of the pandemic, our international customers have been negatively impacted by the outbreak, which reduced the demand of our products. However, domestic demand increased and partially offset the decrease of international demand because of the recovery initiative within China.

●	During the fiscal year 2022, the Company experienced delays in the purchase of raw material from supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Although the situation has eased since mid-May 2022, the number of orders placed by the customers was affected, as the business of those customers was negatively impacted. Meanwhile, the prices of the raw materials have also rised siginicantly since October 2021, especially the nikel which is an important component of stainless steel. Our management believes that the above negative impacts of the COVID-19 pandemic had a negative impact on our overall business operations and financial results for the fiscal year 2022; however, our management anticipates that the negative impacts of the COVID-19 pandemic will be eased during the fiscal year 2023 as China government has terminated the previous restriction policies and aims to reopen the economy

●	While China has slowly recovered from the economic impact of COVID-19, the situation may worsen if the global pandemic continues or resurface within China. Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited will continue to closely monitor our collections throughout 2022.

●	Wenzhou Hongshun Stainless Steel Limited and Huadi Steel Group Limited' workforce remains stable during the fiscal year of 2022. While the local government has provided funding to subsidize our labor cost, the implementation of various safety measures has increased the total cost of our operation. We are required to provide our employees with protective gears and regularly monitor and trace the health condition of our employees. Workers are also required to practice social distancing during mealtime at our own cafeteria.

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

If Huadi is not able to continue to innovate or if it fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

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

If Huadi fails to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

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

As of September 30, 2022 and 2021, Huadi had accounts receivable net of allowance of $19,658,188, $21,297,261, respectively. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. Due to uncertainty of the timing of collection, we established allowance for doubtful account based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We recorded no bad debt write-off during the years ended September 30, 2022 and 2021, respectively.

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

If Huadi fails to maintain appropriate inventory levels in line with the approximate level of demand for Huadi’s products, we could lose sales or face excessive inventory risks and holding costs

To operate Huadi’s business successfully and meet our customers’ demands and expectations, Huadi must maintain a certain level of finished goods inventory to ensure immediate delivery when required. We are also required to maintain an appropriate level of raw materials for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than what eventually transpires, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and provisions for write-downs, which will materially and adversely affect our business, financial condition and results of operations.

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

Huadi International’s liquidity relies significantly on short-term borrowings. As of September 30, 2022, we had 11 outstanding short-term loans provided by two (2) banks, totaling RMB 84,570,000 in the aggregate, or approximately $11.89 million. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

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

Our PRC counsel has advised us that neither the holding company, our subsidiaries are currently required to obtain approval from Chinese authorities, including the CSRC, or the CAC, to list on U.S exchanges or issue securities to foreign investors, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. As of the date of this annual report, our Company and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. We do not believe that our existing business will require such regulatory review. As of the date of this annual report, our Company and its subsidiaries have not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission or any other PRC governmental authorities. Our PRC subsidiary currently have obtained all material permissions and approvals required for our operations including Huadi Steel Group Limited in compliance with the relevant PRC laws and regulations in the PRC, including the business license. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license and permit requirements. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Huadi International may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce (“MOC”) or its local counterpart. On March 30, 2015, the State Administration of Foreign Exchange (“SAFE”) promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

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

Huadi International is a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

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

Huadi believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares - People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Huadi International or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Huadi International or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

Huadi International may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

Huadi International is an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non- resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares - People’s Republic of China Taxation.” As of September 30, 2019 and 2018, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

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

On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

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

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

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

However, it remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation-Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises ( Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

Huadi International is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our ordinary shares held by non- affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following September 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

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

Huadi International is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (2021 revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Nasdaq may apply additional and more stringent criteria for Huadi International’s continued listing.

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

Huadi International will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

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

We are a nationally-recognized brand and our company have a big presence across domestic and international steel pipes industry with enhanced market prospects. Our core product “HuaGang” stainless steel seamless pipe has been recognized as well- known trademark by the State Administration for Industry and Commerce of China in 2006. We have been rewarded as China Top 500 Private Manufacturing Enterprises in 2002, 2008, 2014 and 2018, High-Tech Enterprise of Zhejiang in 2008, Prestigious Brand of Zhejiang Province, Technology Innovation Model Company in 2005, Distinguished Enterprise for Employment as well as National AAA Grade Enterprise in 2013with distinctive rating of corporate credit status of PRC recorded with the People’s Bank of China.

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

Recent Development

November 2022 Registered Direct Offering

On November 9, 2022, the Company closed the offering for the sale of 1,000,000 ordinary shares (the “November 2022 Offering). The Company received gross proceeds from the sale of the Shares of approximately $25,000,000, before deducting placement agent fees and other offering expenses. We have agreed to grant each of the purchaser, for a period of one ninety (90) days after the closing date, or for an additional thirty (30) days thereafter at the election of the Company, the right to purchase additional ordinary shares in an aggregate amount equal to up to 250% of the Shares issued or issuable to each purchaser pursuant to the Purchase Agreement, on the same terms, conditions and price at the purchase of the ordinary shares.

The November 2022 Offering was pursuant to a prospectus supplement filed on on November 8, 2022 to the Company’s currently effective registration statement on Form F-3 (File No. 333- 265882), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2022 and declared effective by the SEC on October 21, 2022 (the “Shelf Registration Statement”).

Change of Chief Financial Officer

On December 8, 2022, Ms. Qin Li tendered her resignation as the Chief Financial officer the Company, effective on December 8, 2022. On the same day at the recommendation of the the Nominating Committee and the Compensation Committee, the the Board of Directors approved and confirmed the appointment of  Mr. Jianping Xiang as the succeeding Chief Financial Officer of the Company, effective December 8, 2022.

Corporate Structure

Below is a chart illustrating our current corporate structure:

Huadi International Group Co., Ltd. (“Huadi International”) was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International’s authorized share capital consists of 250,000,000 ordinary shares, with par value of US$0.0002 per ordinary share. As of the date of this report, are 14,239,182 ordinary shares issued and outstanding. Huadi International is a holding company and is currently not actively engaging in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

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

Oil & Gas

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

Electric Energy

We manufacture and supply pipes and tubes for both thermal power and nuclear power plants. Ours products are widely applied in the power generating systems which require high quality and resistance against corrosion and pressure as the consequence for any leakage could be severe. China has been the largest market over the past several years for the electric energy pipe section.

Automotive

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

We generated 84.69% of our sales revenue from China market where our manufacturing facility locates in during the fiscal year 2022. For the same period, US and Taiwan account for 9.97% and 1.70% of our total revenues respectively.

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

The Company had no significant customer during the year ended September 30, 2022. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2022, which combined accounted for 20.95% of the Company’s total accounts receivable.

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

For the year ended September 30, 2022, two suppliers accounted for 26.71% and 18.06% of the Company’s total purchase. There was one supplier that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2022, which accounted for 72.62% of the Company’s total accounts payable.

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

As of September 30, 2022, we have a total of 360 employees in the following departments:

Department	Number of Employees	% of Total
Production	127	35.3%
Technical	75	20.8%
Sales	63	17.5%
Quality Control	35	9.7%
Administration	32	8.9%
Accounting	13	3.6%
Trade	7	1.9%
Procurement	5	1.4%
Security	3	0.8%
Total	360	100.0%

Description of Property

Real Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our properties as follows:

Location	Type of Right	Area	Usage	Period of Usage
Room 602, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 702, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 701, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 601, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District Room 701, Building 2,	land use right/property (structure)ownership	Land use right area 46.95 m2/property area 599.97 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051

Location	Type (Usage)	Area	Termination date
No.1688 Tianzhong Road, Yongzhong Street, Longwan District	Industrial land	24,433.83m2	September 29 2055
Yongqiang High-tech Industrial Park	Industrial land	28,536.23m2	December 13, 2051
No. 213 Haibin Street, Sanan Village, Haibin Street, Longwan District	Industrial land	5,350.66m2	April 6, 2047

Intellectual Property

Trademark

We have the right to use the following trademarks:

No.	Registrant	Trademark	Registration Number	Valid Through	Application Area	Jurisdiction of Registration

1	Huadi Steel		1091403	August 27, 2027	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode	PRC
2	Huadi Steel		853741	December 17, 2024	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	United States
3	Huadi Steel		4138907	January 27, 2029	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	PRC
4	Huadi Steel		1495281	December 20, 2030	Adjustment and safety accessories for tap equipment, bathroom hand dryer, automatic watering device, water tank level control valve, Drainage pipe equipment, floor drain, bath fixtures steel pipes; Metal pipe joints;	PRC
5	Huadi Steel		4966620	February 13 2029	Metal water pipes; Metal drain pipe; Metal pipe; Metal pipe clamp; Metal pipes; Metal pipe fittings.	PRC
6	Huadi Steel		5690716	December 27 2029	Polishing; Welding; Dyeing; Paper handling; Ceramic firing; Leather processing; Waste and garbage recovery; Energy production; Chemical processing and treatment.	PRC
7	Huadi Steel		3371731	March 13, 2024	Steel pipe; steel plate; metal valve (non-machine parts); highway anti-collision metal fence; steel wire; metal ring; hardware; metal flange; metal pipe joint; ordinary metal buckle	PRC
8	Huadi Steel		6110349	December 13 2029	Keywords steel template; wire metal pole; steel wire; gasket (filler); metal head; metal wire; metal mooring buoy; metal ore; metal tablet; metal coin box;	PRC

No.	Registrant	Trademark	Registration Number	Valid Through	Application Area	Jurisdiction of Registration
9	Huadi Steel		33766210	December 27 2029	Steel plate; steel pipe; movable metal ladder for passenger boarding; metal track; steel wire; metal joint for non electrical cable; metal gasket; metal hinge; hardware; metal lock (non electric); electronic safe; metal flange; metal packaging container; metal signboard; metal cage; metal welding wire; metal mooring buoy; metal identification bracelet; metal wind vane; Keywords metal buttress of tree or plant; animal trap; common metal art; chrome ore; metal monument;	PRC
10	Huadi Steel		174354	August 24, 2024	Stainless steel tube, steel tube, steel plate, metal valve (non-machinery parts), highway crashworthy metal railing, steel wire, ferrule, hardware, tool metal flanges, metal piping joint, common metal button;	Israel
11	Huadi Steel		IDM000078892	November 2, 2024	Tabung-tabung baja stainless, tabung-tabung baja, pelat-pelat baja, katup dari logam (bukan bagian dari mesin), pagar logam pengaman untuk jalan bebas hambatan; kawat baja, gelang pipa api, peranti keras dari logam, peralatan flensa dari logam, penyambung pipa dari logam, tombol dari logam biasa, semuanya termasuk dalam	Indonesia
12	Huadi Steel		4012787	August 27, 2024	STAINLESS STEEL TUBE, STEEL TUBE, STEEL PLATE, METAL VALVE(NON-MACHINERY PARTS), HIGHWAY CRASHWORTHY METAL RAILING, STEEL WIRE, FERRULE, HARDWARE, TOOL METAL FLANGES, METAL PIPING JOINT, COMMON METAL BUTTON	Malaysia
13	Huadi Steel		1149356	November 20, 2024	TUBOS DE ACERO INOXIDABLE, TUBOS DE ACERO, PLATOS DE ACERO, VALVULAS DE METAL (QUE NO SEAN PARTE DE UNA MAQUINARIA); RIELES DE METAL APROPIADOS PARA CHOQUES EN CARRETERAS; ALAMBRES DE ACERO, CONTERAS, FERRETERIA METALICA, REBORDES DE METAL, UNIONES DE METAL, BOTONES DE METALES COMUNES.	Chile
14	Huadi Steel		1328323	December 27, 2024	STAINLESS STEEL TUBE, STEEL TUBE, STEEL PLATE, METAL VALVE,(NON-MACHINERY PARTS) HIGHWAY CRASHWORTHY METAL RAILING, STEEL WIRE, FERRULE, HARDWARE, TOOL METAL FLANGES, METAL PIPING JOINT, COMMON METAL BUTTON, ALL IN INTERNATIONAL CLASS 6.	Inida

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Stainles Steel Pipe	Huadi Steel	Utility Patent	201821427886.8	4/16/2019
2.	Double Stainles Steel Tube	Huadi Steel	Utility Patent	201821429676.2	4/16/2019
3.	Stainles Steel Plastic Composite Pipe	Huadi Steel	Utility Patent	201821432001.3	4/16/2019
4.	Stainless steel composite steel pipe	Huadi Steel	Utility Patent	201821431399.9	4/16/2019
5.	Steel pipe grinding machine	Huadi Steel	Utility Patent	201821429953.X	4/16/2019
6.	Steel pipe grinding equipment	Huadi Steel	Utility Patent	201821429597.1	4/16/2019
7.	Traction device for steel pipe grinding equipment	Huadi Steel	Utility Patent	201821431400.8	4/16/2019
8.	Steel pipe outer round polishing machine	Huadi Steel	Utility Patent	201821429490.7	4/16/2019
9.	Steel pipe pickling tank	Huadi Steel	Utility Patent	201821431397.X	4/16/2019
10.	Steel pipe discharging device	Huadi Steel	Utility Patent	201821430722.0	4/16/2019
11.	Cap of stainless steel tube	Huadi Steel	Utility Patent	201821430724.X	4/16/2019
12.	Stainless steel sleeve	Huadi Steel	Utility Patent	201821430309.4	4/16/2019
13.	Dust removal in circulating workshop Device	Huadi Steel	Utility Patent	201821431295.8	4/16/2019
14.	Dedusting for workshop Device	Huadi Steel	Utility Patent	201821429952.5	4/16/2019
15.	Workshop dust removal device	Huadi Steel	Utility Patent	201821430336.1	7/2/2019
16.	Stainless steel U-shaped body for expansion joint and use method thereof	Huadi Steel	Invention	201811017559.X	1/24/2020
17.	High-cleanliness stainless steel cable and its processing technique	Huadi Steel	Invention	201811017618.3	10/2/2020
18.	Anti-corrosion post-treatment process of stainless steel pipe	Huadi Steel	Invention	201811016027.4	9/4/2020
19.	Steel Pipe	Huadi Steel	Utility Patent	201922057582.8	7/17/2020
20.	Steel pipe with fasteners	Huadi Steel	Utility Patent	201922057948.1	7/17/2020
21.	Seamless steel pipe	Huadi Steel	Utility Patent	201922059650.4	7/17/2020
22.	Steel pipe	Huadi Steel	Utility Patent	201922059702.8	7/17/2020
23.	Seamless steel pipe	Huadi Steel	Utility Patent	201922057670.8	9/15/2020
24.	Single side hollow stainless steel filter plate	Huadi Steel	Invention	201811017643.1	11/06/2020

We have 4 invention patents and 20 utility patents, which were granted for new technical solutions or improvement with a lower degree of ‘inventiveness’ than Invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called “Utility Patents” or “Petty Patents” in other countries. Utility patents are protected under PRC laws for a term of 10 years.

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

For the years ended September 30, 2022 and 2021, we invested $2,330,913 and $2,057,547, respectively, in new products development and improvements in existing processes.

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

On October 28, 2019, Tangshan Sanyou Chemical Co., Ltd. filed a complaint with the Caofeidian District People’s Court in Tangshan, Hebei Province, demanding that Huadi Steel compensate the plaintiff for economic loss of RMB 1,233,388.37 and bear the litigation costs of the case. On July 10, 2018, the plaintiff and Huadi Steel signed a high vacuum seawater pipeline procedural stainless steel pipeline procurement contract (contract number: SYGF-GY-GC-18072), pursuant to which the plaintiff would purchase a total of nine types of stainless seamless steel pipes from Huadi Steel, to be used for high vacuum seawater projects. The above-mentioned steel pipes were alleged to be continuously and completely leaking within half year of use. The plaintiff claimed that this batch of steel pipes sold by Huadi Group did not meet the conditions for safe use and constituted a breach of contract, alleging a loss of RMB 21,288. The plaintiff submitted that it spent an additional RMB 1,212,100 to purchase steel pipes as replacement, totaling the alleged loss of RMB 1,233,388. Huadi Steel agreed to pay the plaintiff for settle the case for RMB 631,791 on August 13, 2022. On the same day, Caofeidian District People’s Court dismissed the case based on the settlement.

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

See Item 10. Additional Information - D. Exchange Controls.

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

Regulations on Taxation

See “Item 10. Additional Information - E. Taxation - PRC Taxation.”

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

Key Factors Affecting Our Results

Our results are primarily derived from the sale of steel pipe and tube products to various infrastructure and non-residential end markets in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Steel and Other Costs - Fluctuations in steel prices can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the cost of steel coil represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	Inventory Levels - Customer and other manufacturer inventory levels of steel pipe and tube products can change significantly from period to period. During periods of rising steel prices, our customer base has demonstrated the desire to build inventory levels. During periods of decreasing steel prices, our customer base typically reduces inventory levels. We use a number of supply chain and inventory management techniques to help us mitigate the effect of these fluctuations.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 18.78% and 20.07% based on 2021 and 2020 revenues respectively). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances, China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

Results of Operations

For the years ended September 30, 2022, 2021 and 2020

The following table presents an overview of our results of operations for the years ended September 30, 2022, 2021 and 2020:

	2022	2021	2020
Sales	$74,702,625	$67,006,655	$57,767,081
Production service revenue	1,663,523	3,239,956	1,370,197
Cost of sales	(65,230,521)	(58,926,675)	(48,473,061)
Gross profit	11,135,627	11,319,936	10,664,217

Operating expenses:
Selling, general and administrative	6,452,173	6,684,410	3,938,511
Research and development	2,330,913	2,057,547	2,120,649
Total operating expenses	8,783,086	8,741,957	6,059,160

Operating income	2,352,541	2,577,979	4,605,057

Other income (expenses):
Interest expenses, net	(1,629,642)	(2,058,461)	(2,162,589)
Other income, net	1,398,173	1,948,527	1,132,780
Total other expenses, net	(231,469)	(109,934)	(1,029,809)

Income before income taxes	2,121,071	2,468,045	3,575,248

Income tax benefit/(provision)	(173,017)	89,000	(218,949)

Net income	1,948,054	2,557,045	3,356,299
Net income attributable to non-controlling interests	23,852	25,570	33,563

Net income attributable to Huadi International Group Co., Ltd.	$1,924,202	$2,531,475	$3,322,736

Net income	$1,948,054	$2,557,045	$3,356,299

Other comprehensive income (loss):
Foreign currency translation adjustment	(3,792,527)	1,452,328	1,225,301

Total comprehensive income	(1,844,473)	4,009,373	4,581,600

Sales

For the year ended September 30, 2022, revenues increased by approximately $6.12 million or 8.71%, to approximately $76.37 million from approximately $70.25 million for the year ended September 30, 2021. The increase in revenues was primarily driven by the following factors:

1)	During the fiscal year 2022, we observed an increase of raw materials price, especially the price of nikel which is an important component of stainless steel. To minimize the impact the rise of raw material price, we increased our weighted average selling price (“ASP”) during the fiscal year 2022.

2)	As a result of domestic shortage of construction materials and recovery of construction market, our domestic sales increased over 21.94% compared to the last fiscal year. Our international sales revenue during fiscal year 2022 amounted to approximately $11.72 million, a decrease of 31.55% compared to last fiscal year

The following table presents revenues by geographic areas for the years ended September 30, 2022.

	September 30, 2022
	Sales Amount (In USD)	As % of Sales
Top 5 International Markets:
China	$64,787,186	84.69%
US	7,628,332	9.97%
Taiwan	1,296,863	1.70%
Australia	1,191,512	1.56%
Marshall Islands	730,039	0.95%
Other foreign countries	868,364	1.13%

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

The following table presents revenues by geographic areas for the years ended September 30, 2021.

	September 30, 2021
	Sales Amount (In USD)	As % of Sales
Top 5 International Markets:
China	$53,130,894	81.22%
US	5,740,265	8.78%
India	4,191,611	6.41%
Australia	546,807	0.84%
Switzerland	514,951	0.79%
Other foreign countries	6,122,083	1.96%

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

Gross profit

Our gross profit decreased by approximately $0.18 million, or 1.63%, to approximately $11.14 million for the year ended September 30, 2022 from approximately $11.32 million for the year ended September 30, 2021. Gross profit margin was 14.91% for the year ended September 30, 2022, as compared to 16.11% for the year ended September 30, 2021. The slight decrease of gross profit margin was mainly due to increased raw material prices which drove up the cost of sales.

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

Selling, general and administrative (“SGA”) expenses

Selling, general and administrative expenses decreased by approximately $0.23 million, or 3.47% to approximately $6.45 million for the year ended September 30, 2022 as compared to approximately $6.68 million for the year ended September 30, 2021. The decrease of SGA expenses was mainly due to decreased freight expenses for our international and domestic sales, and increased travelling and agency expenses related to the increased sales activities.

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

Research and development (“R&D”) expenses

Research and development expenses increased by approximately $0.27 million, or 13.29% to approximately $2.33 million for the year ended September 30, 2022 as compared to approximately $2.06 million for the year ended September 30, 2021.

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

Interest income (expense)

Our interest expense (net) decreased by approximately $0.43 million, or 20.83% to approximately $1.63 million for the year ended September 30, 2022, from approximately $2.06 million for the year ended September 30, 2021. The decrease of interest expense was mainly due to decreased bank loan the Company borrowed from the banks.

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

Other income and expenses

We had net other income of approximately $1.40 million, which mainly attributable to dividend income and government grant received during fiscal year 2022.

We had net other income of approximately $1.95 million, which mainly attributable to dividend income received from invested company and government grant received during fiscal year 2021.

We had net other income of approximately $1.13 million, which mainly attributable to dividend income received from invested company and government grant received during fiscal year 2020.

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2022 was approximately $1.95 million compared to net profit of $2.56 million for the fiscal year ended September 30, 2021, a decrease in profit of approximately $0.61 million, or approximately 23.82%.

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

B. Liquidity and Capital Resources

As of September 30, 2022, 2021 and 2020, we had cash and cash equivalents of $13,195,999, $15,350,197, and $796,794, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Cash Flow Summary

	Years ended September 30,
	2022	2021	2020
Net cash provided by (used in) operating activities	$8,027,856	$(5,648,806)	$3,204,290
Net cash used in investing activities	(206,175)	(897,254)	59,786
Net cash provided by (used in) financing activities	(9,744,857)	21,276,173	(4,689,306)
Effect of exchange rate changes on cash	(188,294)	219,398	113,762
Net increase (decrease) in cash	$(2,111,470)	$14,949,511	$(1,311,468)
Cash and cash equivalents and restricted cash at beginning of period	16,654,715	1,705,204	3,016,672
Cash and cash equivalents and restricted cash at end of period	$14,543,245	$16,654,715	$1,705,204

Operating Activities:

Net cash provided by operating activities for the year ended September 30, 2022 was approximately $8.03 million, which was primarily attributable to a net profit approximately $1.95 million, adjusted for non-cash items for approximately $0.43 million and adjustments for changes in working capital approximately $5.65 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $4.08 million - our accounts receivable decreased significantly due to significant receivable collection during the last fiscal quarter. For the year ended September 30, 2022, we had an overall sales outstanding of 108 days compared with 106 days for the fiscal year 2021;

(ii)	decrease in notes receivable of approximately $1.02 million and decrease in notes payable of approximately $1.68 million - notes receivable consists of bank acceptance note we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	decrease in advances to suppliers of approximately $5.54 million - our advances to suppliers decreased significantly mainly attributable to the delivery of orders from our suppliers. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed from time to time.

(iv)	increase in inventory of approximately $4.65 million - our inventory increased due to increased inventory stock level which aims to reduce customer lead time.

(v)	increase in accounts payable of approximately $1.96 million;

Net cash used in operating activities for the year ended September 30, 2021 was approximately $5.65 million, which was primarily attributable to a net profit approximately $2.56 million, adjusted for non-cash items for approximately $0.53 million and adjustments for changes in working capital approximately $8.73 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $8.82 million - our accounts receivable increased significantly due to increased credit sales which was subsequently collected. For the year ended September 30, 2021, we had an overall sales outstanding of 106 days compared with 93 days for the fiscal year 2020;

(ii)	increase in notes receivable of approximately $1.99 million and increase in notes payable of approximately $0.71 million - notes receivable consists of bank acceptance note we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	Increase in advances to suppliers of approximately $2.73 million - our advances to suppliers increased significantly mainly attributable to the tight shortage of raw materials which is steel coil. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed.

(iv)	Increase in advances from customers of approximately $3.04 million - as a response to the raw material supply shortage and advance payment required by our suppliers, we increased our advance payment requirement for the order placed by our customers to strengthen our working capital.

(v)	decrease in other receivables of approximately $2.00 million;

Net cash provided by operating activities for the fiscal year ended September 30, 2020 was approximately $3.20 million, which was primarily attributable to a net profit approximately $3.36 million, adjusted for non-cash items for approximately $0.10 million and adjustments for changes in working capital approximately $0.25 million. The adjustments for changes in working capital mainly included:

(i)	increase in inventory of approximately $1.99 million - our inventory increased due to our decreased sales during the second fiscal half 2020 as a result of the disruption caused by the covid-19 pandemic;

(ii)	decrease in other receivables of approximately $3.30 million - our other receivables consists of loan receivable from third-party individuals and entities. During fiscal year 2020, we collected significant amount of outstanding loan receivable;

(iii)	decrease in notes payable of approximately $2.30 million -notes payable consists of bank acceptance note we issue to our supplier for procurement;

Investing Activities:

Net cash used in investing activities was approximately $0.21 million for the year ended September 30, 2022. It was primarily attributable to the addition of fixed assets for production needs during the fiscal year 2022.

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

Financing Activities:

Net cash used in financing activities was approximately $9.74 million for the year ended September 30, 2022. It was primarily attributable to the cash outflow to the net repayment of bank loans with the approximate amount of $9.90 million.

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

Accounts Receivable

As of September 30, 2021, 2020 and 2019, the Company had accounts receivable net of allowance of $19.66 million, $25.28 million and $15.53 million, respectively. The Company’s customers are for the most part, various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. Due to uncertainty of the timing of collection, the Company established allowance for doubtful account based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2022, we had 11 outstanding short-term loans provided by two (2) banks, totaling RMB 84,570,000 in the aggregate, or approximately $11.89 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below.

Short-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		7,000,000	$984,044	11/12/2021	11/11/2022	4.35%
Agricultural Bank		9,990,000	1,404,372	11/23/2021	11/22/2022	4.35%
Agricultural Bank		9,500,000	1,335,489	12/1/2021	11/25/2022	4.35%
Agricultural Bank		5,700,000	801,293	12/23/2021	12/22/2022	4.30%
Agricultural Bank		9,990,000	1,404,372	12/29/2021	12/10/2022	4.35%
Agricultural Bank		5,000,000	702,889	1/6/2022	1/4/2023	4.35%
Agricultural Bank		8,400,000	1,180,853	3/7/2022	3/2/2023	4.35%
Agricultural Bank		9,990,000	1,404,372	8/5/2022	8/3/2023	4.30%
Hua Xia Bank		500,000	70,289	1/28/2022	1/15/2023	4.65%
Hua Xia Bank		9,000,000	1,265,200	4/26/2022	4/15/2023	4.65%
Hua Xia Bank		9,500,000	1,335,489	5/24/2022	5/11/2023	4.65%
Total	RMB	84,570,000	$11,888,662

As of September 30, 2022, we had 7 outstanding long-term loans provided by one (1) bank, totaling RMB 66,160,000 in the aggregate, or approximately $9.30 million.

Long-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,900,000	$1,391,720	3/17/2022	3/16/2025	4.35%
Agricultural Bank		9,950,000	1,398,749	3/18/2022	3/5/2025	4.35%
Agricultural Bank		9,850,000	1,384,691	3/18/2022	2/25/2025	4.35%
Agricultural Bank		9,900,000	1,391,720	3/18/2022	2/15/2025	4.35%
Agricultural Bank		6,600,000	927,813	3/31/2022	3/25/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/19/2022	4/17/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/28/2022	4/25/2025	4.35%
Total	RMB	66,160,000	$9,300,625

Short-term borrowings consisted of the following at September 30, 2021:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
CITIC Bank		4,500,000	698,388	10/10/2020	10/9/2021	5.00%
CITIC Bank		6,500,000	1,008,783	10/15/2020	10/14/2021	5.00%
CITIC Bank		4,000,000	620,790	10/15/2020	10/26/2021	5.00%
Agricultural Bank of China		9,990,000	1,550,424	10/28/2020	10/27/2021	4.75%
Agricultural Bank of China		5,000,000	775,988	11/4/2020	11/3/2021	4.75%
Agricultural Bank of China		7,000,000	1,086,382	11/18/2020	11/17/2021	4.75%
Agricultural Bank of China		9,990,000	1,550,424	11/30/2020	11/29/2021	4.75%
Agricultural Bank of China		9,500,000	1,474,376	12/21/2020	12/3/2021	4.75%
Bank of China		7,540,000	1,170,190	12/31/2020	12/27/2021
Agricultural Bank of China		5,700,000	884,626	1/7/2021	1/6/2022	4.75%
Agricultural Bank of China		9,990,000	1,550,424	1/15/2021	1/14/2022	4.75%
Bank of China		7,730,000	1,199,677	1/11/2021	1/5/2022
Agricultural Bank of China		4,000,000	620,790	2/3/2021	2/1/2022	5.15%
Agricultural Bank of China		4,990,000	774,436	3/4/2021	3/2/2022	5.15%
Agricultural Bank of China		9,990,000	1,550,424	3/12/2021	3/10/2022	4.75%
Agricultural Bank of China		5,000,000	775,988	3/17/2021	1/15/2022	4.75%
Agricultural Bank of China		3,410,000	529,224	3/17/2021	3/14/2022	4.75%
Zheshang Bank		11,400,000	1,769,252	4/15/2021	4/13/2022
Zheshang Bank		7,000,000	1,086,383	5/10/2021	11/10/2021	5.20%
Zheshang Bank		5,000,000	775,988	5/18/2021	11/18/2021	5.20%
Zheshang Bank		5,500,000	853,587	5/20/2021	11/20/2021	5.20%
Agricultural Bank of China		5,000,000	775,988	5/27/2021	11/27/2021	5.20%
Agricultural Bank of China		4,500,000	698,389	6/9/2021	6/2/2022	4.75%
Agricultural Bank of China		9,990,000	1,550,424	6/18/2021	6/17/2022	4.75%
Agricultural Bank of China		4,600,000	713,909	7/22/2021	7/19/2022	4.75%
Agricultural Bank of China		9,900,000	1,536,456	7/28/2021	7/27/2022	4.75%
Agricultural Bank of China		510,000	79,151	7/28/2021	7/21/2022	4.75%
Zheshang Bank		9,900,000	1,536,456	9/15/2021	9/14/2022	4.60%
Agricultural Bank of China		7,500,000	1,163,982	9/7/2021	3/7/2022	5.20%
Agricultural Bank of China		9,980,000	1,548,872	9/23/2021	9/22/2022	4.60%
Agricultural Bank of China		9,980,000	1,548,872	9/30/2021	9/27/2022	4.60%
Total	RMB	215,519,000	$33,459,043

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	As of September 30,
	2022	2021
Buildings, net	$-	$2,995,522
Land use right	617,430	-
Total	617,430	$2,995,522

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2022, 2021, and 2020 we spent $2,330,913, $2,057,547 and $2,120,649, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2022, 2021 or 2020, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2022:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Short-term bank loans*	$11,888,662	$11,888,662	$-	$-	$-
Long-term bank loans*	9,300,625		9,300,625
Total	$21,189,287	$11,888,662	$9,300,625	$-	$-

*	The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Di Wang	75	Chairman of the Board and Director
Huisen Wang	63	Chief Executive Officer
Jianping Xiang	44	Chief Financial Officer
Jueqin Wang	49	Director
Songlin Li(1)(2)(3)	52	Independent Director Nominee, Chair of Compensation Committee
Jiancong Huang(1)(2)(3)	57	Independent Director Nominee, Chair of Nomination Committee
He “Henry” Huang(1)(2)(3)	49	Independent Director Nominee, Chair of Audit Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Jianping Xiang, Chief Financial Officer

Mr. Jianping Xiang has about two decades of experience serving as the Chief Financial Officer of Huadi Steel Group Limited, a People’s Republic of China’s (the “PRC”) subsidiary wholly owned by the Company since January 1, 2003. He is responsible for supervising and managing the accounting department of Huadi Steel Group Limited. He worked as the Chief Executive Officer of Wenzhou Jianeng Printing Equipment Co., Ltd. from January 2014 to December 2016, during which he was responsible for expansion of market, decision making and review of audit reports. He had been a Managing Accountant of Huadi Steel Group Limited from January 2002 to December 2002, during which he was responsible for budget controlling and contract management. He had been an Assisting Accountant of Huadi Steel Group Limited from September 1999 to December 2001, during which he was responsible for preparation of audit reports and compliance of auditing rules according to PRC law. Mr. Xiang holds a certificate for Intermediate Accountant in PRC since 1999. Mr. Xiang graduated with a master’s degree in Business Administration in Finance from Universidad Catolica San Antonio in 2022 and a bachelor’s degree in Accounting from Jiangxi University of Finance and Economics in 1998..

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

B. Compensation

Director Compensation

During the fiscal years ended September 30, 2022 and 2021, Di Wang received cash compensation of $25,018 and $25,131, respectively, and Jueqin Wang received cash compensation of $21,082 and $21,075, respectively. Huisen Wang received $25,018 for the years ended September 30, 2022 and did not received compensation for his service as a director of the Company for the years ended September 30, 2021.

During the fiscal year ended September 30, 2022, He Huang, Jiancong Huang and Songlin Li received cash compensation of $20,000, $nil and $nil, respectively. During the fiscal year ended September 30, 2021, they received compensation of $10,000, $10,000 and $5,000, respectively. In addition, He Huang received 2,000 ordinary shares upon our listing on Nasdaq.

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

Summary of Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2022 and 2021.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jianping Xiang	2022	29,417	-	-	-	29,417
Chief Financial Officer	-	-	-	-	-	-

Huisen Wang	2022	25,018	-	-	-	25,018
Chief Executive Officer	2021	25,131	-	-	-	25,131

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

C. Board Practices

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors, including our Chief Executive Officer Huisen Wang and Chief Financial Officer Jianping Xiang. There is no family relationship among any of our directors or executive officers.

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

D. Employees

As of September 30, 2022, we employ a total of 360 employees working. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurance are registered locally at their respective hometowns. The authorities in Wenzhou has instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. We have 360 employees, of which 62.57% of our employees are covered by the five statutory social benefits, and 87.96% are covered by Occupational Injury Insurance. Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. Currently, we are making contribution to the Housing Pension for [six] employees.

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

The number and percentage of ordinary shares beneficially owned are based on 14,239,182 ordinary shares issued and outstanding as of January 10, 2023. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 10, 2023 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Di Wang(3)	8,336,000	58.543%
Jueqin Wang(4)	1,664,000	11.686%
Huisen Wang	0	0%
Jianping Xiang	0	0%
He “Henry” Huang	2,000	0.014%
Songlin Li	0	0%
Jiancong Huang	0	0%
All directors and executive officers as a group (5 persons)	10,002,000	70.243%

5% Beneficial Owners:
Yongqiang Donghai Limited(3)	8,336,000	58.543%
Yongqiang Maituo Limited(4)	1,664,000	11.686%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 14,239,182 ordinary shares issued and outstanding as of January 10, 2022.

(3)	Di Wang is deemed to beneficially own 8,336,000 ordinary shares through Yongqiang Donghai Limited, a British Virgin Islands company holding 8,336,000 shares of our ordinary shares. Di Wang has the sole voting and dispositive power of all the shares held by Yongqiang Donghai Limited through certain entrustment agreement with the shareholders of Yongqiang Donghai Limited.

(4)	Jueqin Wang is deemed to beneficially own 1,664,000 ordinary shares through Yongqiang Maituo Limited, a British Virgin Islands company holding 1,664,000 shares of our ordinary shares. Jueqin Wang has the sole voting and dispositive power of all the shares held by Yongqiang Maituo Limited.

B. Related Party Transactions

Net outstanding balances with related parties consisted of the following as of September 30, 2022 and 2021:

Accounts	Name of related parties	2022	2021
Receivables from related parties:
Advances to suppliers	Taizhou Huadi Industrial Ltd.	$-	$5,550,504
Accounts payable	Taizhou Huadi Industrial Ltd.	2,439,105	-
Advance from customer	Taizhou Huadi Material Technology Co.	395,498	-
Accounts receivable	Taizhou Huadi Industrial Ltd.	-	1,438,303
Accounts receivable	Taizhou Huadi Material Technology Co.	-	2,543,394
Liabilities to related parties:
Due to related parties	Di Wang	(281,156)	(155,198)
Due to related parties	Jueqin Wang	(325,830)	(359,716)

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

On October 28, 2019, Tangshan Sanyou Chemical Co., Ltd. filed a complaint with the Caofeidian District People’s Court in Tangshan, Hebei Province, demanding that Huadi Steel compensate the plaintiff for economic loss of RMB 1,233,388.37 and bear the litigation costs of the case. On July 10, 2018, the plaintiff and Huadi Steel signed a high vacuum seawater pipeline procedural stainless steel pipeline procurement contract (contract number: SYGF-GY-GC-18072), pursuant to which the plaintiff would purchase a total of nine types of stainless seamless steel pipes from Huadi Steel, to be used for high vacuum seawater projects. The above-mentioned steel pipes were alleged to be continuously and completely leaking within half year of use. The plaintiff claimed that this batch of steel pipes sold by Huadi Group did not meet the conditions for safe use and constituted a breach of contract, alleging a loss of RMB 21,288. The plaintiff submitted that it spent an additional RMB 1,212,100 to purchase steel pipes as replacement, totaling the alleged loss of RMB 1,233,388. Huadi Steel agreed to pay the plaintiff for settle the case for RMB 631,791 on August 13, 2022. On the same day, Caofeidian District People’s Court dismissed the case based on the settlement. .

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

	Market Price Per Share
	High	Low
Quarterly:
January 22, 2022 to March 31, 2022	$24.17	$14.17
April 1, 2022 to June 30, 2022	$31.40	$15.00
July 1, 2022 to September 30, 2022	$29.95	$14.23
October 1, 2022 to December 31, 2022	$192.88	$4.50

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

B. Memorandum and articles of association

Huadi International was incorporated on September 27, 2018 under the Cayman Islands Companies Act (2020 Revision). As of January 10, 2023, there were [14,239,182] ordinary shares issued and outstanding.

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

Description of Ordinary Shares

Huadi International was incorporated on September 27, 2018 under the Cayman Islands Companies Act (2020 Revision) and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2020 Revision) which we refer to as the Cayman Islands Companies Act below, and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, our company’s authorized share capital consists of 250,000,000 ordinary shares with a par value of US$0.0002 per share. As of January 10, 2023, there were 14,239,182 ordinary shares issued and outstanding.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company - a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association-Description of Ordinary Shares” for a description of the rights of securities holders.

Use of Proceeds

Not applicable for annual reports on Form 20-F.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

(a)	As of September 30, 2022, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2022, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2022. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses :

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

TPS Thayer was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended September 30, 2022 and 2021. Audit services provided by Briggs & Veselka Co. for fiscal years ended September 30, 2020 included an audit of the consolidated financial statements of the Company for the year ended September 30, 2020.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

TPS Thayer’s fees for the annual audit of our financial statements for the fiscal year ended September 30, 2022 and 2021 was $160,000 and $160,000, respectively, and Briggs & Veselka Co.’s fees for the audit of our consolidated financial statements for the fiscal year ended September 30, 2020 was $180,000, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

Neither TPS Thayer nor Briggs & Veselka Co. provided audit related service during the fiscal years ended September 30, 2022, 2021, and 2020.

Tax Fees

Neither TPS Thayer nor Briggs & Veselka Co. provided tax services for the fiscal years ended September 30, 2022, 2021, and 2020.

All Other Fees

The Company has not paid TPS Thayer or Briggs & Veselka Co. for any other services in fiscal years ended September 30, 2022, 2021, and 2020.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2022.

Item 16F. Change in Registrant’s Certifying Accountant

There has been no change in Registrant’s certifying accountant during the fiscal year ended September 30, 2022.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

3.1	Memorandum and Articles of Association (Exhibit 3.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

3.2	Amended and Restated Memorandum and Articles of Association (Exhibit 3.2 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)

10.1	Summary Translation of Employment Agreement by and between the Registrant and Di Wang (Exhibit 10.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.2	Summary Translation of Employment Agreement by and between the Registrant and Jueqin Wang (Exhibit 10.2 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.3	Summary Translation of Employment Agreement by and between the Registrant and Huisen Wang (Exhibit 10.3 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.4	Employment Agreement with Jianping Xiang (Exhibit 10.1 to the Form 6-K submitted on December 13, 2022 and is incorporated herein by reference)

10.5	Director Offer Letter with Songlin Li (Exhibit 10.5 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.6	Director Offer Letter with Jiancong Huang (Exhibit 10.6 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.7	Director Offer Letter with He “Henry” Huang (Exhibit 10.7 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.8	Entrustment Agreement among shareholders of Yongqiang Donghai Limited (Exhibit 10.8 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)

14.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1.A submitted on November 25, 2020 and is incorporated herein by reference)

21.1	List of Subsidiaries (Exhibit 21.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Briggs & Veselka Co

15.2*	Consent of TPS Thayer, LLC

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUADI INTERNATIONAL GROUP CO., LTD.

By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

Date: February 15, 2023

HUADI INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Huadi International Group Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huadi International Group Co., Ltd (the Company) as of September 30, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the two-year period ended September 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2022 and 2021, and the consolidated results of its operations and its consolidated cash flows for the two-year per ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

February 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Huadi International Group Co., Ltd.

Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Huadi International Group Co., Ltd. and its subsidiaries (collectively, the “Company”) as of September 30, 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended September 30, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Briggs & Veselka Co.
Briggs & Veselka Co.

Houston, Texas

March 30, 2021

We have served as the Company’s auditor since 2018

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$13,195,999	$15,350,197
Restricted cash	1,347,246	1,304,518
Accounts receivable, net of allowance for doubtful accounts of $2,197,396 and $3,066,937, respectively	19,658,188	21,297,261
Accounts receivable – related parties	-	3,981,697
Notes receivable	1,410,613	2,593,018
Inventories	24,867,708	22,721,265
Advances to suppliers	3,369,468	3,806,420
Advances to suppliers – related parties	-	5,550,504
Other receivables	552,633	475,793
Total current assets	64,401,855	77,080,673
Property, plant and equipment, net	5,989,136	7,208,705
Land use rights, net	1,069,891	1,234,636
Long-term investments	12,836,916	14,171,928
Deferred tax assets	338,729	549,921
TOTAL ASSETS	$84,636,527	$100,245,863
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$919,492	$1,713,716
Accounts payable - related parties	2,439,105	-
Accrued expenses and other current liabilities	1,771,245	2,048,979
Notes payable	548,253	2,312,556
Advances from customers	4,401,440	4,667,084
Due to related parties	606,986	514,913
Short-term borrowings	11,888,662	33,459,043
Tax payable	3,126,778	4,051,158
Total current liabilities	25,701,961	48,767,449
Long-term borrowing	9,300,625	-
TOTAL LIABILITIES	35,002,586	48,767,449

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 13,239,182 and 13,127,000 shares issued and outstanding at September 30, 2022 and September 30, 2021	2,648	2,625
Additional paid-in capital	44,211,313	44,211,336
Statutory reserves	494,223	255,705
Retained earnings	3,802,265	2,116,581
Accumulated other comprehensive income	873,059	4,627,661
Total equity attributable to Huadi International Group Co., Ltd.	49,383,508	51,213,908
Equity attributable to non-controlling interests	250,433	264,506
Total shareholders’ equity	49,633,941	51,478,414
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$84,636,527	$100,245,863

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2022	2021	2020
Sales	$74,702,625	$67,006,655	$57,767,081
Production service revenue	1,663,523	3,239,956	1,370,197
Cost of sales	(65,230,521)	(58,926,675)	(48,473,061)
Gross profit	11,135,627	11,319,936	10,664,217

Operating expenses:
Selling, general and administrative	6,452,173	6,684,410	3,938,511
Research and development	2,330,913	2,057,547	2,120,649
Total operating expenses	8,783,086	8,741,957	6,059,160

Operating income	2,352,541	2,577,979	4,605,057

Other income (expenses):
Interest expenses, net	(1,629,642)	(2,058,461)	(2,162,589)
Other income, net	1,398,173	1,948,527	1,132,780
Total other expenses, net	(231,469)	(109,934)	(1,029,809)

Income before income taxes	2,121,071	2,468,045	3,575,248

Income tax benefit/(provision)	(173,017)	89,000	(218,949)

Net income	1,948,054	2,557,045	3,356,299
Net income attributable to non-controlling interests	23,852	25,570	33,563

Net income attributable to Huadi International Group Co., Ltd.	$1,924,202	$2,531,475	$3,322,736

Net income	$1,948,054	$2,557,045	$3,356,299

Other comprehensive income (loss):
Foreign currency translation adjustment	(3,792,527)	1,452,328	1,225,301

Total comprehensive income	(1,844,473)	4,009,373	4,581,600
Comprehensive income attributable to non-controlling interests	(14,073)	40,093	45,816

Comprehensive income attributable to Huadi International Group Co., Ltd.	$(1,830,400)	$3,969,280	$4,535,784

Basic and diluted earnings per share
Basic	$0.15	$0.21	$0.34
Diluted	$0.15	$0.21	$0.34
Weighted average numbers of common shares outstanding
Basic	13,228,682	12,116,079	10,000,000
Diluted	13,228,682	12,116,079	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Statutory Surplus Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2019	10,000,000	2,000	22,531,620	(3,481,925)	1,976,808	-	21,028,503	178,597	21,207,100

Foreign currency translation gain	-	-	-	-	1,213,048	-	1,213,048	12,253	1,225,301
Net income	-	-	-	3,322,736	-	-	3,322,736	33,563	3,356,299

Balance at September 30, 2020	10,000,000	$2,000	$22,531,620	$(159,189)	$3,189,856	$-	$25,564,287	$224,413	$25,788,700

Stock offering, net of offering cost	3,125,000	625	21,663,716	-	-	-	21,664,341	-	21,664,341
Stock-based compensation	2,000	-	16,000	-	-	-	16,000	-	16,000
Foreign currency translation gain	-	-	-	-	1,437,805	-	1,437,805	14,523	1,452,328
Net income	-	-	-	2,275,770	-	255,705	2,531,475	25,570	2,557,045

Balance at September 30, 2021	13,127,000	2,625	44,211,336	2,116,581	4,627,661	255,705	51,213,908	264,506	51,478,414

Warrant exercise	112,182	23	(23)	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	(3,754,602)	-	(3,754,602)	(37,925)	(3,792,527)
Net income	-	-	-	1,685,684	-	238,518	1,924,202	23,852	1,948,054
Balance at September 30, 2022	13,239,182	2,648	44,211,313	3,802,265	873,059	494,223	49,383,508	250,433	49,633,941

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(IN U.S. DOLLARS)

	2022	2021	2020
Cash Flows from Operating Activities:
Net income	$1,948,054	$2,557,045	$3,356,299
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	792,888	735,333	723,586
Amortization	32,087	32,349	30,048
Bad debt expense (recovery)	(564,283)	(153,676)	-
Deferred tax benefits (expenses)	173,017	(89,000)	-
Loss (gain) on disposal of fixed assets	-	1,767	(654,138)
Changes in operating assets and liabilities:
Accounts receivable	4,080,722	(8,823,928)	(260,202)
Notes receivable	1,018,351	(1,987,871)	(10,332)
Inventories	(4,653,336)	(756,588)	(1,987,737)
Advances to suppliers	85,084	(2,727,661)	366,087
Advances to suppliers – related party	5,457,504	78,283	180,333
Other receivables	(132,062)	2,006,975	3,303,687
Accounts payable	1,960,756	(238,638)	650,988
Accrued expenses and other current liabilities	(91,961)	372,155	(387,358)
Notes payable	(1,678,680)	707,021	(2,301,375)
Advances from customers	188,878	3,040,106	222,805
Tax payable	(589,163)	(402,478)	(28,401)
Net cash provided by (used in) operating activities	8,027,856	(5,648,806)	3,204,290

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(206,175)	(917,539)	(664,996)
Proceeds from disposition of property, plant and equipment	-	20,285	724,782
Net cash (used in) provided by investing activities	(206,175)	(897,254)	59,786

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	21,719,160	35,820,322	38,620,077
Repayments on short-term borrowings	(41,712,446)	(35,265,552)	(40,488,791)
Proceeds from long-term borrowings	10,095,831	-	-
Proceeds from stock offering, net of offering costs	-	21,680,341	-
Advances from related parties	305,226	6,223,875	3,068,965
Repayments to related parties	(152,628)	(7,182,813)	(5,889,557)
Net cash (used in) provided by financing activities	(9,744,857)	21,276,173	(4,689,306)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(188,294)	219,398	113,762

Net (decrease) increase in cash and cash equivalents and restricted cash	(2,111,470)	14,949,511	(1,311,468)
Cash and cash equivalents and restricted cash at the beginning of year	16,654,715	1,705,204	3,016,672
Cash and cash equivalents and restricted cash at the end of year	$14,543,245	$16,654,715	$1,705,204

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$64,016	$480,495	$135,262
Cash paid for interest	$1,151,567	$1,550,082	1,951,622

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

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. The paid in capital was $21,680,341 as of September 30, 2022. There are currently 13,239,182 issued and outstanding ordinary shares. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. The paid in capital was zero as of September 30, 2022. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaged in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. The paid in capital was zero as of September 30, 2022. HK Beach did not have any operations as of September 30, 2022.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. The registered capital is USD 10,000,000 and the paid in capital was zero as of September 30, 2022.

The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of September 30, 2022.

Huadi Steel Group Limited. (“Huadi Steel”)

Huadi Steel was incorporated on November 12, 1998 under the laws of the People’s Republic of China. The registered capital is RMB 268,800,000 and paid in capital is RMB 234,438,215. Since August 18, 2015, Huadi Steel was owned by nine shareholders in People’s Republic of China (“PRC Shareholders”).  Huadi Steel focuses on manufacturing of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network in China.

Except where the context otherwise requires and for purposes of this financial statement only, “the Company”, “we”, “us”, “our company”, “our” and “Huadi” refer to the above-mentioned entities.

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of September 30, 2022.

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

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2022	2021	2020
Period Ended RMB: USD exchange rate	7.1135	6.4434	6.7896
Period Average RMB: USD exchange rate	6.5532	6.5072	7.0056

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

As of September 30, 2022 and 2021, restricted cash was $1,347,246 and $1,304,518, respectively. No cash is restricted to assure future credit availability.

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

The allowance for doubtful accounts recognized as of September 30, 2022 and 2021 was $2,197,396 and $3,066,937, respectively.

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

There were no write-downs recognized of inventories for the years ended September 30, 2022, 2021 and 2020.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. For the years ended September 30, 2022, the Company recorded bad debt allowance for advances to suppliers of $60,794. For the years ended 2021 and 2020, the Company had no bad debt wrote-off and allowance for advances to suppliers.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2022, 2021 and 2020.

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other current liabilities, notes receivable, notes payable, short-term borrowings, long-ter borrowings, due to related parties, and other receivables, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2022 and 2021.

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

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products while a small portion of revenue is generated from production services provided to third-party entities. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

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

Sales revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. Production service revenue is recognized when production order is completed and transferred to customer, and VAT invoice is issued to customer.

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

For the years ended September 30, 2022, 2021 and 2020, the Company received government grants of $355,925, $1,190,882 and $410,532, respectively. The grants were recorded as other income in the consolidated statements for income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling, general and administrative expense. Shipping and handling costs were $1,232,430, $1,341,712 and $804,264 for the years ended September 30, 2022, 2021 and 2020, respectively.

Marketing Costs

Marketing costs are expensed as incurred and are included in selling, general and administrative expense in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Marketing costs were $167,459, $237,563 and $104,933 for years ended September 30, 2022, 2021 and 2020 respectively.

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

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the years ended September 30, 2022, 2021 and 2020.

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

As of September 30, 2022 and 2021, we had cash and cash equivalents of $13,195,999 and $15,350,197, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2022 and 2021 consisted of the following:

	2022	2021
Accounts receivable	$21,855,584	$24,364,198
Less: allowance for doubtful accounts	(2,197,396)	(3,066,937)
Accounts receivable, net	$19,658,188	$21,297,261

The Company’s customers are for the most part, various levels of government, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers. The average accounts receivable turnover period was approximately 108 days, 106 days and 93 days for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2022 and 2021 are as follow:

	2022	2021
Beginning balance	$3,066,937	$2,910,554
Reduction of bad debt allowance	(580,631)	-
Exchange difference	(288,910)	156,383
Ending balance	$2,197,396	$3,066,937

No bad debt expense and debt write-off recorded by the Company during the years ended September 30, 2022 and 2021.

NOTE 4 – NOTES RECEIVABLE

Notes receivable consisted of bank acceptance notes of $1,410,613 and $2,593,018 received from the Company’s customers as of September 30, 2022 and 2021, respectively. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company; and these notes were guaranteed by the banks.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2022 and 2021 consisted of the following:

	2022	2021
Raw materials	$6,610,565	$7,845,763
Work in process	5,421,908	5,287,171
Finished goods	12,835,235	9,588,331
Total	$24,867,708	$22,721,265

There was no inventory write-downs or reserve recognized for the years ended September 30, 2022, 2021 and 2020.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2022 and 2021 consisted of the following:

	2022	2021
Buildings	$2,988,217	$5,195,800
Machinery and equipment	9,776,164	8,737,421
Transportation vehicles	1,014,921	1,079,190
Office equipment	626,808	682,216
Construction in progress (“CIP”)	-	-
Total property plant and equipment, at cost	14,406,110	15,694,627
Less: accumulated depreciation	(8,416,974)	(8,485,922)
Property, plant and equipment, net	$5,989,136	$7,208,705

Depreciation expense was $792,888, $735,333 and $723,586 for the years ended September 30, 2022, 2021 and 2020, respectively.

During fiscal year ended September 30, 2022, no fixed asset was sold. During fiscal year ended September 30, 2021, the Company sold fixed assets with a net carrying value of $22,593, and recorded loss on sale of fixed assets of $1,767.

For the year ended September 30, 2021, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – LAND USE RIGHTS

Land use rights as of September 30, 2022 and 2021 consisted of the following:

	2022	2021
Land use rights, cost	$1,537,236	$1,719,978
Less: accumulated amortization	(467,345)	(485,342)
Land use rights, net	$1,069,891	$1,234,636

Amortization expense was $32,087, $32,349 and $30,048 for the years ended September 30, 2022, 2021 and 2020, respectively.

For the year ended September 30, 2022, the Company pledged land use right to secure banking facilities granted to the Company. The carrying values of the pledged land use right to secure bank borrowings by the Company are shown in Note 11.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of September 30, 2022 and 2021:

	2022	2021
Huashang Micro Finance Co.	$5,341,956	$5,897,508
Longwan Rural Commercial Bank	6,323,469	6,981,097
Wenzhou Longlian Development Co., Ltd	1,171,491	1,293,323
Total	$12,836,916	$14,171,928

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD). The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Huashang during the years ended September 30, 2022, 2021 and 2020.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the years ended September 30, 2022, 2021 and 2020.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at the cost on its consolidated balance sheets. During the year ended September 30, 2022, the Company received dividend income of RMB 2,756,250 ($420,596 in USD) from LRCB. During the year ended September 30, 2021, the Company received dividend income of RMB 2,822,400 ($433,735 in USD) from LRCB. During the year ended September 30, 2020, the Company received dividend income of RMB 3,087,000 ($440,647 in USD) from LRCB.

The ownership percentage of the above long-term investments has not changed during the fiscal year ended September 30, 2022. During the years ended September 30, 2022 and 2021, no impairment of long-term investment was recognized.

NOTE 9 – NOTES PAYABLE

Notes payable consisted of bank notes payable of $548,253 and $2,312,556 provided by the Company to its suppliers as of September 30, 2022 and 2021, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of fund at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
Accrued payroll and other welfare	$1,441,625	$1,595,943
Other accrued expenses	329,620	453,036
Total	$1,771,245	$2,048,979

NOTE 11 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		7,000,000	$984,044	11/12/2021	11/11/2022	4.35%
Agricultural Bank		9,990,000	1,404,372	11/23/2021	11/22/2022	4.35%
Agricultural Bank		9,500,000	1,335,489	12/1/2021	11/25/2022	4.35%
Agricultural Bank		5,700,000	801,293	12/23/2021	12/22/2022	4.30%
Agricultural Bank		9,990,000	1,404,372	12/29/2021	12/10/2022	4.35%
Agricultural Bank		5,000,000	702,889	1/6/2022	1/4/2023	4.35%
Agricultural Bank		8,400,000	1,180,853	3/7/2022	3/2/2023	4.35%
Agricultural Bank		9,990,000	1,404,372	8/5/2022	8/3/2023	4.30%
Hua Xia Bank		500,000	70,289	1/28/2022	1/15/2023	4.65%
Hua Xia Bank		9,000,000	1,265,200	4/26/2022	4/15/2023	4.65%
Hua Xia Bank		9,500,000	1,335,489	5/24/2022	5/11/2023	4.65%
Total	RMB	84,570,000	$11,888,662

Long-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,900,000	$1,391,720	3/17/2022	3/16/2025	4.35%
Agricultural Bank		9,950,000	1,398,749	3/18/2022	3/5/2025	4.35%
Agricultural Bank		9,850,000	1,384,691	3/18/2022	2/25/2025	4.35%
Agricultural Bank		9,900,000	1,391,720	3/18/2022	2/15/2025	4.35%
Agricultural Bank		6,600,000	927,813	3/31/2022	3/25/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/19/2022	4/17/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/28/2022	4/25/2025	4.35%
Total	RMB	66,160,000	$9,300,625

Short-term borrowings consisted of the following at September 30, 2021:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
CITIC Bank		4,500,000	698,388	10/10/2020	10/9/2021	5.00%
CITIC Bank		6,500,000	1,008,783	10/15/2020	10/14/2021	5.00%
CITIC Bank		4,000,000	620,790	10/15/2020	10/26/2021	5.00%
Agricultural Bank of China		9,990,000	1,550,424	10/28/2020	10/27/2021	4.75%
Agricultural Bank of China		5,000,000	775,988	11/4/2020	11/3/2021	4.75%
Agricultural Bank of China		7,000,000	1,086,382	11/18/2020	11/17/2021	4.75%
Agricultural Bank of China		9,990,000	1,550,424	11/30/2020	11/29/2021	4.75%
Agricultural Bank of China		9,500,000	1,474,376	12/21/2020	12/3/2021	4.75%
Bank of China		7,540,000	1,170,190	12/31/2020	12/27/2021
Agricultural Bank of China		5,700,000	884,626	1/7/2021	1/6/2022	4.75%
Agricultural Bank of China		9,990,000	1,550,424	1/15/2021	1/14/2022	4.75%
Bank of China		7,730,000	1,199,677	1/11/2021	1/5/2022
Agricultural Bank of China		4,000,000	620,790	2/3/2021	2/1/2022	5.15%
Agricultural Bank of China		4,990,000	774,436	3/4/2021	3/2/2022	5.15%
Agricultural Bank of China		9,990,000	1,550,424	3/12/2021	3/10/2022	4.75%
Agricultural Bank of China		5,000,000	775,988	3/17/2021	1/15/2022	4.75%
Agricultural Bank of China		3,410,000	529,224	3/17/2021	3/14/2022	4.75%
Zheshang Bank		11,400,000	1,769,252	4/15/2021	4/13/2022
Zheshang Bank		7,000,000	1,086,383	5/10/2021	11/10/2021	5.20%
Zheshang Bank		5,000,000	775,988	5/18/2021	11/18/2021	5.20%
Zheshang Bank		5,500,000	853,587	5/20/2021	11/20/2021	5.20%
Agricultural Bank of China		5,000,000	775,988	5/27/2021	11/27/2021	5.20%
Agricultural Bank of China		4,500,000	698,389	6/9/2021	6/2/2022	4.75%
Agricultural Bank of China		9,990,000	1,550,424	6/18/2021	6/17/2022	4.75%
Agricultural Bank of China		4,600,000	713,909	7/22/2021	7/19/2022	4.75%
Agricultural Bank of China		9,900,000	1,536,456	7/28/2021	7/27/2022	4.75%
Agricultural Bank of China		510,000	79,151	7/28/2021	7/21/2022	4.75%
Zheshang Bank		9,900,000	1,536,456	9/15/2021	9/14/2022	4.60%
Agricultural Bank of China		7,500,000	1,163,982	9/7/2021	3/7/2022	5.20%
Agricultural Bank of China		9,980,000	1,548,872	9/23/2021	9/22/2022	4.60%
Agricultural Bank of China		9,980,000	1,548,872	9/30/2021	9/27/2022	4.60%
Total	RMB	215,519,000	$33,459,043

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	As of September 30,
	2022	2021
Buildings, net	$-	$2,995,522
Land use right	617,430	-
Total	617,430	$2,995,522

For the years ended September 30, 2022, 2021 and 2020, interest expense on all short-term borrowings, long-term borowings and notes payable amounted to $1,151,567, $1,550,082 and $2,162,589, respectively.

NOTE 12 – TAX PAYABLE

Tax payable consisted of the following as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
VAT payable	$(315,108)	$224,903
Corporate income tax payables	3,340,256	3,716,299
Other tax payables	101,630	109,956
Total	$3,126,778	$4,051,158

NOTE 13 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no significant customer during the year ended September 30, 2022. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2022, which combined accounted for 20.95% of the Company’s total accounts receivable.

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

For the year ended September 30, 2022, two suppliers accounted for 26.71% and 18.06% of the Company’s total purchase. There was one supplier that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2022, which accounted for 72.62% of the Company’s total accounts payable.

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

NOTE 14 – RELATED PARTY TRANSACTIONS

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

2) Related party transactions

2022 Fiscal year

During the year ended September 30, 2022, the Company purchased a total of $4,649,636 raw materials from Taizhou Huadi , and sold a total of $1,990,329 piping products to Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2022, the Company had outstanding accounts payable of $2,439,105 to this entity.

During the year ended September 30, 2022, the Company sold a total of $122,666 steel materials to Taizhou Huadi Material Technology Co. As of September 30, 2022, the Company had advance balance of $395,498 from this entity.

During the year ended September 30, 2022, the Company net borrowed RMB 1,000,000 ($140,578 in USD), from Di Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and interest free.

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

3) Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2022 and 2021:

Accounts	Name of related parties	2022	2021
Receivables from related parties:
Advances to suppliers	Taizhou Huadi Industrial Ltd.	$-	$5,550,504
Accounts payable	Taizhou Huadi Industrial Ltd.	2,439,105	-
Advance from customer	Taizhou Huadi Material Technology Co.	395,498	-
Accounts receivable	Taizhou Huadi Industrial Ltd.	-	1,438,303
Accounts receivable	Taizhou Huadi Material Technology Co.	-	2,543,394
Liabilities to related parties:
Due to related parties	Di Wang	(281,156)	(155,198)
Due to related parties	Jueqin Wang	(325,830)	(359,716)

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

Reverse Stock Split

On October 9, 2020, the Board of the Directors of Huadi International approved a 2 for 1 reverse stock split whereby every two authorized, issued and outstanding ordinary share was exchanged for one new ordinary shares (the “Reverse Stock Split”) and as a result of the Reverse Stock Split, the authorized ordinary shares decreased from 500,000,000shares to 250,000,000 shares, par value of each ordinary share increased from $0.0001 to $0.0002, and the number of issued and outstanding ordinary shares decreased from 20,000,000 shares to 10,000,000 shares. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such Reverse Stock Split occurred on the first day of the first period presented.

Shares Issuances

On January 26, 2021, the Company completed its initial public offering (“IPO”) of 3,125,000 shares of its common stock at a public offering price of $8.00 per share. The gross proceeds from the offering were approximately $25 million before deducting placement agents’ commissions and other offering expenses. The offering was conducted on a firm commitment basis. The Company issued warrants to the Underwriters equal to six percent (6%) of the shares issued in the IPO (the “Representative Warrants”). The Representative Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than four and one-half year years from the effective date of the registration statement in compliance with FINRA Rule 5110(f)(2)(G)(i). The Representative Warrants are exercisable at a per share price of $10.00, which is 125% of the Public Offering Price. The Representative Warrants are also exercisable on a cashless basis. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. During the fiscal year ended September 30, 2022, all warrants were exercised on cashless basis and 112,182 shares of Company’s ordinary shares were issued.

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

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of September 30, 2022 and 2021.

NOTE 16 – INCOME TAXES

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

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2019, and the HNTE certificate needs to be renewed every three years. Thus, Huadi Steel is eligible for a 15% preferential tax rate for fiscal years 2022, 2021 and 2020. As of September 30, 2022, the tax years ended December 31, 2016 through December 31, 2021 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2022 and 2021 the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the fiscal years ended September 30, 2022 and 2021, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2022.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2022, 2021, and 2020 as follows:

	2022	2021	2020
Income before taxes	$2,121,071	$2,468,045	$3,575,248
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	$318,161	370,207	536,287
Tax effect of R&D expenses deduction	(281,013)	(231,474)	(238,573)
Tax effect of non-taxable investment income and government grant	(37,148)	(138,733)	(120,754)
Tax effect of non-deductible expenses	-	-	41,989
Tax effect of deferred tax recognized	173,017	(89,000)	-
Income tax expenses (benefits)	$173,017	$(89,000)	$218,949

Income taxes for the years ended September 30, 2022, 2021 and 2020 are attributed to the Company’s continuing operations in China and consisted of:

	2022	2021	2020
Current income tax	$-	$-	$218,949
Deferred income tax	173,017	(89,000)	-
Total income tax expense	$173,017	$(89,000)	$218,949

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at September 30, 2022 and 2021 are presented below:

	As of September 30,
	2022	2021
Deferred tax assets:
Bad debt allowance	$338,417	$436,761
Loss carryforward	312	113,160
Total	$338,729	$549,921

There were no valuation allowance for the deferred tax assets as of September 30, 2022 and 2021. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences at September 30, 2022 and 2021.

NOTE 17 – COMMITMENT AND CONTINGENCIES

As of September 30, 2022 and 2021, the Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2022 and 2021, the Company had no pending legal proceedings outstanding.

NOTE 18 – SEGMENT REPORTING

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

The following table presents revenues by geographic areas for the years ended September 30, 2022.

	September 30, 2022
	Sales Amount (In USD)	As % of Sales
Top 5 International Markets:
China	$64,787,186	84.69%
US	7,628,332	9.97%
Taiwan	1,296,863	1.70%
Australia	1,191,512	1.56%
Marshall Islands	730,039	0.95%
Other foreign countries	868,364	1.13%

The following table presents revenues by geographic areas for the years ended September 30, 2021.

	September 30, 2021
	Sales Amount (In USD)	As % of Sales
Top 5 International Markets:
China	$53,130,894	81.22%
US	5,740,265	8.78%
India	4,191,611	6.41%
Australia	546,807	0.84%
Switzerland	514,951	0.79%
Other foreign countries	6,122,083	1.96%

Due to the nature of the Company’s products, it is impractical to disclose revenues generated from each product or each group of similar products. Also, as the Company’s long-lived assets are primarily located in the PRC, no geographical segments are presented.

NOTE 19 – OTHER INCOME (EXPENSES), NET

For the year ended September 30, 2022, other income (expenses) mainly consists of dividend income of $420,596, government grant of $355,925, bad debt recovery of $564,283, and other net miscellaneous income of $57,369.

For the year ended September 30, 2021, other income (expenses) mainly consists of dividend income of $433,735, government grant of $1,190,882, bad debt recovery of $153,676, and other net miscellaneous income of $170,234.

NOTE 20 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before this financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2022, up through the date the Company issued the consolidated financial statements.