Form 20-F/A
period 2022-09-30
Huadi International Group Co., Ltd.
filed 2023-02-16
CIK 1791725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

☐ Yes ☐ No

Explanatory Note

The sole purpose of this Amendment No. 1 to the Annual Report on Form 20-F of Huadi International Group Co., Ltd. for the year ended September 30, 2022, filed with the Securities and Exchange Commission on February 15, 2022 (the “Form 20-F”), is to file new Exhibits 12.1, 12.2, 13.1 and 13.2 which replace the previously filed versions of those exhibits and to furnish Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 to the Form 20-F provides the consolidated financial statements and related notes from the Form 20-F formatted in eXtensible Business Reporting Language (“XBRL”)

Exhibit 101 consists of the following XBRL interactive data files that were omitted from the Form 20-F:

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Except for the items described above, no other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
3.1	Memorandum and Articles of Association (Exhibit 3.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

3.2	Amended and Restated Memorandum and Articles of Association (Exhibit 3.2 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)

10.1	Summary Translation of Employment Agreement by and between the Registrant and Di Wang (Exhibit 10.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.2	Summary Translation of Employment Agreement by and between the Registrant and Jueqin Wang (Exhibit 10.2 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.3	Summary Translation of Employment Agreement by and between the Registrant and Huisen Wang (Exhibit 10.3 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.4	Employment Agreement with Jianping Xiang (Exhibit 10.1 to the Form 6-K submitted on December 13, 2022 and is incorporated herein by reference)

10.5	Director Offer Letter with Songlin Li (Exhibit 10.5 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.6	Director Offer Letter with Jiancong Huang (Exhibit 10.6 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.7	Director Offer Letter with He “Henry” Huang (Exhibit 10.7 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

10.8	Entrustment Agreement among shareholders of Yongqiang Donghai Limited (Exhibit 10.8 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)

14.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1.A submitted on November 25, 2020 and is incorporated herein by reference)

21.1	List of Subsidiaries (Exhibit 21.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Consent of Briggs & Veselka Co (Exhibit 15.1 to Form 20-F submitted on February 15, 2023, and is incorporated herein by reference)

15.2	Consent of TPS Thayer, LLC (Exhibit 15.2 to Form 20-F submitted on February 15, 2023, and is incorporated herein by reference)

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUADI INTERNATIONAL GROUP CO., LTD.

By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

Date: February 16, 2023

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