Form 20-F
period 2023-09-30
Huadi International Group Co., Ltd.
filed 2024-02-05
CIK 1791725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 001-39904

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,259,182 ordinary shares as of September 30, 2023.

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

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations, and other legal or tax matters in this report, excludes Hong Kong, Macau and Taiwan;

●	“Huadi International” refers to Huadi International Group Co., Ltd. (also referred to as 华迪国际集团股份公司), a Cayman Islands exempted company;

●	“HK Beach” refers to Hong Kong Beach Limited (also referred to as 香港海滨有限公司), a Hong Kong company and a wholly owned subsidiary of Yongqiang Tuoxing;

●	“Huadi Steel” refers to Huadi Steel Group Limited (also referred to as 华迪钢业集团有限公司), a PRC company and a 99% owned subsidiary of Wenzhou Hongshun;

●	“Huadi Songyang” refers to Huadi (Songyang) Co., Ltd. (also referred to as 华迪特材（松阳）有限公司), a PRC company and a wholly owned subsidiary of HK Beach;

●	“PRC operating entities” refers to Huadi Steel and Huadi Songyang;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the Securities and Exchange Commission of the United States;

●	“Wenzhou Hongshun” refers to Hongshun Stainless Steel Limited (also referred to as 温州鸿顺不锈钢有限公司), a PRC company and a wholly owned subsidiary of HK Beach;

●	“We,” “us,” “our company,” “Company,” and “our” refer to Huadi International Group Co., Ltd. and its subsidiaries; and

●	“Yongqiang Tuoxing” refers to Yongqiang Tuoxing Limited (also referred to as 永强拓兴有限公司), a British Virgin Islands company and a wholly owned subsidiary of Huadi International.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars,” “USD,” “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2023, 2022, and 2021 were US $1.00 for RMB 7.2960, RMB 7.1135, and RMB 6. 4434, respectively. The average exchange rates for the years ended September 30, 2023, 2022 and 2021 were US $1.00 for RMB 7.0533, RMB 6.5532, and RMB 6.5072, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3 - Key Information-Risk Factors,” “Item 4 - Information on the Company,” “Item 5 - Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

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

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable for annual reports on Form 20-F.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable for annual reports on Form 20-F.

D. RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this annual report, before making an investment in our ordinary shares. Any of the risk factors described below could significantly and negatively affect our financial position, results of operations or cash flows. In addition, these risks represent important factors that can cause our actual results to differ materially from those anticipated in our forward-looking statements.

Risks Related to Our Business and Industry

Tariffs could materially have a negative impact on the demand for our products.

Import tariffs, other trade barriers, and protectionist policies could negatively affect steel prices and our exports to international markets, particularly the United States. Such import barriers adversely affect our PRC operating entities’ business by limiting our access to or competitiveness in foreign steel markets. For example, our PRC operating entities might anticipate a significant increase in the cost of goods to be sold to the United States as a result of tariffs on steel and steel products imports imposed by the US government. The US government imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports in March 2018 under “Section 232” from nearly all foreign countries. In addition to the Section 232 tariff, the US government has imposed hefty anti-dumping and subsidy countervailing duties on a wide range of steel imports from China. With regard to our company in particular, the Section 232 tariff had a limited effect on our U.S. sales, because the tariffs on our exports to the United States had already reached 25% before 2018. There was no additional tariff on our US exports in respect of the Section 232 tariff or the US-China trade war. However, you should not expect that our sales of products would continue to offset the potential increase in the pricing of steel products due to any increased tariffs. As a result of increasing costs, our potentially increased pricing could have an adverse effect on our operations and financial conditions.

The trade policy initiatives announced by the United States administration against China may adversely affect our business.

On August 14, 2017, the President of the United States issued a memorandum instructing the United States Trade Representative (“USTR”) to determine whether to investigate under section 301 of the United States Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the Chinese government that may be unreasonable or discriminatory and that may be harming United States intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018, on the acts, policies, and practices of the Chinese government, supporting findings that such are unreasonable or discriminatory and burden or restrict United States commerce. On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including China. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from China that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against China for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by China are (i) a mandatory $100 billion reduction in the China/United States trade deficit and (ii) limiting the planned $300 billion Chinese government support for advanced technology industries including artificial intelligence, semiconductors, electric cars, and commercial aircraft. On July 6, 2018, the United States initially imposed 25% tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the Chinese government to initially impose tariffs on $34 billion worth of goods from the United States, including beef, poultry, tobacco and cars. Since July 2018, the United States imposed tariffs on $250 billion worth of Chinese products and has threatened tariffs on $325 billion more. In response, China imposed tariffs on $110 billion worth of U.S. goods, and threatened qualitative measures that would affect U.S. businesses operating in China. In May 2019, the United States raised the tariffs on $100 billion of Chinese products to 25% from 10%, and were expected to increase further to 30% on October 15, 2019, however such increase was suspended pending negotiation of a “phase one” trade agreement with China. On August 1, 2019, President Trump announced a new 10% ad valorem duty on additional categories of goods imported from China, which amount was then increased to 15% on August 23, 2019. The new tariff at the rate of 15% became effective September 1, 2019 with respect to certain categories of goods and was expected to become effective for additional categories of goods on December 15, 2019. On December 13, 2019 the U.S. and China signed a “phase one” trade agreement, which avoided the imposition of additional tariffs. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future.

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

This evolving policy dispute between China and the United States is likely to have significant impact on the Chinese economy as well as consumer discretional spending, directly and indirectly, and no assurance can be given that we will not be adversely affected by any governmental actions taken by either China or the United States, perhaps materially. In view of the positions of the respective trade representatives, it is not possible to predict with any certainty the outcome of this dispute or whether it will involve other agencies or entities brought in to resolve the policy differences between the two countries. Furthermore, any political or trade controversies, political events, or crises between the United States and China or proxies thereof, whether or not directly related to our business, could reduce the price of our ordinary shares since we are a U.S. listed company operating in China.

Our business is affected by global economic and political conditions.

As our PRC operating entities offer a broad range of products exported to more than twenty (20) countries and regions, including the United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE Canada and Germany, our PRC operating entities’ products depend upon factors relating to global economic conditions such as consumers, employment rates, the amounts of consumers’ disposable income, business conditions, interest rates, consumer debt, availability of credit, and applicable taxation in regional and local markets where our PRC operating entities sell our products. The oil and gas industry is one of the largest consumers of stainless steel seamless pipes. Oil prices experience a protracted slowdown and may therefore affect demand for steel pipes. Therefore, changes in global economic conditions and other factors beyond our control could adversely affect our operations and financial conditions.

Furthermore, the ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Hamas and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the United States. The hostilities and sanctions resulting from those hostilities have adversely affected and could continue to adversely affect global financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia, Israel, or the adjoining geographic regions. However, we cannot predict the progress or outcome of the situation in Ukraine, or Israel, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn, have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

The products our PRC operating entities offer mainly serve as key components in projects and machines operated by our customers which are in a broad range of industries. Therefore, our PRC operating entities’ businesses are subject to the general changes in economic conditions affecting those industry segments of the economy. If the industry segments in which our customers operate do not grow or if there is a contraction in those industries, demand for our PRC operating entities’ products will decrease. Demand for our products is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects, and the health of the overall global economy. If there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our products and our revenue will likewise decrease.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

The market for stainless steel seamless pipes and related products is highly competitive. Our PRC operating entities’ current or potential competitors include major steel pipe manufacturers in China and overseas. Some of the competitors may have greater brand recognition, a larger group of customers or vendors, longer operating histories as well as marketing resources than we do. Customers may weight their experience and resources over us in various ways, therefore increasing the competitor’s respective market shares.

You should not expect that we will be able to compete successfully against current or potential competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition, and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, customers, and other business partners.

Competition within the steel industry may adversely affect our ability to sell our products, and excess production capacity in the industry could put downward pressure on steel prices.

Our PRC operating entities compete with numerous other steel producers in various regions of the PRC and to a lesser extent, steel producers from other countries. This competition affects the prices we are able to sell our products, and our ability to retain or attract customers. In addition, if the currencies of our foreign competitors decline against the RMB, those competitors may be able to offer lower prices to our customers than we can.

In the past, high demand for steel and attractive pricing brought new investors to the steel industry, leading to added production capacity. Subsequent overcapacity in the industry has contributed and may continue to contribute, to lower steel prices. In addition, lower steel prices set by our competitors may also put downward pressure on steel prices.

Any decline in the availability or increase in the cost of raw materials and energy resources could materially affect our earnings.

The principal raw materials used to manufacture our products are various grades and forms of steel, from rolled steel bars, plates, and sheets. Our PRC operating entities’ pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. The availability of raw materials and energy resources may decline, and their prices may fluctuate greatly. During fiscal years ended September 30, 2023 and 2022, we purchased a total of $679,210 and $4,649,636, respectively, raw materials from Taizhou Huadi Industrial Technology Co., a related party. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, our PRC operating entities may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in the steel industry. In the event our raw material and energy costs increase; we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and, therefore, lower our earnings.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had no such major customers for the fiscal years ended September 30, 2023 and 2022, and one major customer for the fiscal year ended September 30, 2021. As the majority of our revenues are driven by customers’ orders for stainless steel seamless pipes products, there can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition, and results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

Our PRC operating entities have entered into a number of transactions with related parties, including entities in which our shareholders and their immediate family members hold interests. For example, during the fiscal years ended September 30, 2023 and 2022, we purchased a total of $679,210 and $4,649,636, respectively, of raw materials from Taizhou Huadi, a related party. Additionally, during the fiscal years ended September 30, 2023, and 2022, we sold a total of $239,640 and $1,990,329 of piping products to Taizhou Huadi, respectively. Our PRC operating entities may, in the future, enter into additional transactions with entities in which shareholders, members of our board of directors, and other related parties hold ownership interests.

Transactions with the entities in which related parties hold ownership interests present the potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and its subsidiaries and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

Currently, our Board of Directors has authorized the Audit Committee upon its formation to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors have a duty to act honestly, in good faith, and with a view to our best interests. Huadi international’s directors also have a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. See “Description of Ordinary Shares - Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicate supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability, and distribution system that could adversely impact our ability to produce and deliver products.

Our inability to raise capital could have a material adverse effect on our financial condition and the results of operations.

Our PRC operating entities’ production can be improved with additional production facilities and better equipment within the plant. We plan to raise additional capital through future offerings for us to grow our business by investing in research and development and building new facilities or acquiring existing facilities. If we cannot raise capital and is unable to execute our business plan successfully, our customers may experience substantial delays in receiving our products, which could have a material adverse effect on our business relationship with them and our financial conditions.

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We are dependent upon bank loans and proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We cannot assure you that we will be able to obtain capital in the future to meet our capital requirements for our standard stainless steel seamless pipes products and high-ends products development and to maintain operations and improve financial performance. If we are unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

The rapid expansion could significantly strain our resources, management, and operational infrastructure, which could impair our ability to meet increased demand for our PRC operating entities’ products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational, and internal management systems and enhance our record-keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

During any growth, our products may necessitate hiring additional employees. If our operating entities fail to address associated challenges in recruiting, maintaining, integrating, and motivating new employees, it could adversely impact our business growth.

Any significant growth in the market for our PRC operating entities’ products or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of September 30, 2023, we have 362 employees. Our PRC operating entities would also need to continue to expand, train, and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees. If our operating entities fail to address these challenges, our business growth may be adversely affected.

We may encounter working capital shortages, as we may need additional funds to finance the purchase of materials and supplies, development of new products, and hiring of additional employees.

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

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations, and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improving the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations, and cash flows.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While the Company has provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses to enforce such agreements in China or we may be unable to enforce them at all.

Our business substantially dependent upon our key research and development personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

Our PRC operating entities compete for qualified personnel with other steel pipes products manufacturing companies. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations and financial performance. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may not be able to meet our business and financial goals.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, our PRC subsidiaries own 43 patents and 8 trademarks. All 43 patents and 8 of the trademarks have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark has been properly registered with the United States Patent and Trademark Office (“USPTO”). One trademark has been properly registered with Israel Patent Office (“ISIPO”). One trademark has been properly registered with Indonesia Directorate General of Intellectual Property (“DGIP”). One trademark has been properly registered with Intellectual Property Corporation of Malaysia (“MYIPO”). One trademark has been properly registered with National Institute of Industrial Property-Chile (“INAPI”). One trademark has been properly registered with Office of the Controller General of Patents, Designs and Trademarks India (“CGPDTM”) These intellectual properties have allowed our products to earn market share in the stainless steel industry.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Our 35 utility patents issued to us have only 10 years of protection. Once these patents expire, our products may lose some market share if they are copied by our competitors. Then, our business revenue might suffer some loss as well.

Implementation of PRC intellectual property related laws and regulations has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing the unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, Middle East respiratory syndrome (MERS-CoV), and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics, natural disasters, and other catastrophes. Epidemics, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may, in turn, have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

If our PRC operating entities are not able to continue to innovate or if they fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

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

If our PRC operating entities fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

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

Huadi International is a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Under Nasdaq listing Rule 5605(a)(2), “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. Our Chairman, Di Wang, and our Director, Jueqin Wang, are father and son. As of the date of this annual report, Di Wang is deemed to beneficially own 8,336,000 ordinary shares through Yongqiang Donghai Limited, a British Virgin Islands company holding 8,336,000 shares of our ordinary shares. Di Wang has the sole voting and dispositive power of all the shares held by Yongqiang Donghai Limited through certain entrustment agreement with the shareholders of Yongqiang Donghai Limited. Jueqin Wang is deemed to beneficially own 1,664,000 ordinary shares through Yongqiang Maituo Limited, a British Virgin Islands company holding 1,664,000 shares of Huadi International’s ordinary shares. Jueqin Wang has the sole voting and dispositive power of all the shares held by Yongqiang Maituo Limited. Collectively, Di Wang and Jueqin Wang have voting and dispositive power over 70% of the issued and outstanding shares of Huadi International. Accordingly, Huadi International is a controlled company under applicable Nasdaq listing standards. For so long as Huadi International remains a controlled company under that definition, Huadi International are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Neither Huadi International nor its subsidiaries maintain any insurance to cover assets, property and potential liability of our business. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in Asia, North America, Africa, Europe and Oceania, which may experience corruption. Our existing business in Asia, North America, Africa, Europe and Oceania creates the risk of unauthorized payments or offers of payments by one of the employees, consultants, or sales agents of our Company, because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

As of September 30, 2023 and 2022, we had accounts receivable net of allowance of $22,630,275 and $19,658,188, respectively. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. Due to uncertainty of the timing of collection, we established allowance for doubtful account based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We recorded no bad debt write-off during the years ended September 30, 2023 and 2022, respectively.

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

We used a variety of chemicals and produce significant emissions in our manufacturing operations. As such, we are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

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

If we fail to maintain appropriate inventory levels in line with the approximate level of demand for our products, we could lose sales or face excessive inventory risks and holding costs.

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

Our liquidity relies significantly on short-term borrowings. As of September 30, 2023, we had $4,442,870 outstanding short-term loans provided by one banks, totaling RMB 32,415,000 in the aggregate, or approximately $4.44 million. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

Risks Related to Doing Business in China

Chinese government’s monitoring and macro-control of the market could hurt demand of our products.

Our PRC operating entities could be impacted by China’s macro-control policy on control of China’s steel and steel products industry. Sales of standard steel products might be cut to complete the annual task of overcapacity cut in steel industry. Stricter inspections against steel products might be conducted in key provinces. These macroeconomic and steel products industry trends have affected and will continue to have impact on customers’ demand of our products and therefore, might have an adverse influence on our operations and financial conditions.

The considerable uncertainty in Chinese economic growth could hurt the demand for our products.

While China has been grown significantly over the past two decades, the growth rate may decrease due to uncertainties with respect to national structural control along with other factors. If China’s economy condition continues to slow, or even materially decline, demand for our products might be accordingly decreased. Therefore, our PRC operating entities’ business might be adversely affected by the prolonged slowdown in the economic condition, which would negatively affect sales of our products, operations of our company and our financial conditions.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If the Chinese government intervenes or influences our operations in the future, it could result in a material change in our operations and/or the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, insurance commissions, property, and other matters. The central or local governments of these jurisdictions may impose new and restrictive regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China, and result in a material change in our operations and/or the value of our ordinary shares.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretations and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks a “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the our PRC operating entities as critical information infrastructure operators.

The CAC Revised Measures empowers the cybersecurity review office to initiate a cybersecurity review when they believe any particular data processing activities “affect or may affect national security.” In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security.” As confirmed by our PRC counsel, Zhejiang Dongou Law Firm, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying our PRC operating entities as critical information infrastructure operators or requiring our PRC operating entities to go through cybersecurity review or network data security review by the CAC.

On February 17, 2023, the CSRC promulgated the Trial Measures of, and the Overseas Listings Rules, which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises (the “Notice”). Pursuant to the Trial Measures and the Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of the annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

As confirmed by our PRC counsel, Zhejiang Dongou Law Firm , our PRC operating entities currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license, and we are not required to obtain permission or approval from the PRC authorities, including CSRC or CAC, for their operations, nor have we or our PRC operating entities received any denial. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations, or interpretations change such that we or any of our PRC operating entities is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our ordinary shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On December 27, 2021, the National Development and Reform Commission (“NDRC”) of China and MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

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

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit Huadi International’s ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

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

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC operating entities to penalties.

Our PRC operating entities are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Huadi International is an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non- resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares - People’s Republic of China Taxation.” As of September 30, 2023 and 2022, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Huadi International’s offering, business operations, share price and reputation. Furthermore, trading in our securities may be prohibited under the HFCAA, as Amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with the lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

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

On December 16, 2021, the SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, HTL International, LLC (“HTL”), is based in Houston, Texas, and therefore is not affected by this mandate by the PCAOB.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation, and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying, or vacating the determination.

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

Our auditor, HTL, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. HTL is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis.

However, it remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB, or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

Huadi International faces uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally. As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our share price. If Huadi International becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Risks Related to Our Corporate Structure and Ordinary Shares

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

Huadi International is a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

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

Huadi International is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Nasdaq may apply additional and more stringent criteria for Huadi International’s continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management.

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

As a public company, Huadi International will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley Act and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file annual reports with the SEC. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we are a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Item 4. Information on the Company

A.	History and Development of the Company

Huadi International was incorporated in the Cayman Islands, with limited liabilities on September 27, 2018. Huadi International does not have operations, and it conducts business through its subsidiaries in China. Our PRC operating entities, Huadi Steel and Huadi Songyang, were established in 1998 and 2023, respectively, in China. Our main business operation focuses on new product development, manufacturing, marketing, and sales of stainless steel seamless pipes, tubes, and stainless steel bars. We also supply products for use in the thermal and nuclear power plants, automotive, oil and gas, agricultural and industrial equipment, chemical engineering, and electricity markets. We manufacture many of our products to operate under specialized conditions, including in load-bearing, high-pressure, corrosive and high-temperature environments.

Our principal executive office is located No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, People’s Republic of China 325025. The telephone number of our principal executive offices is +86 057786598888. Our registered agent in Cayman Islands is Harneys Fiduciary (Cayman) Limited. Our registered office and our registered agent’s office in Cayman Islands are both at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our registered agent in the United States is Cogency Global Inc.

Since 2018, we have undergone a series of reorganizations. In particular:

●	Incorporation of the listing entity. Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. On the date of its incorporation, one (1) ordinary share was issued to Mapcal Limited. On the same day, Mapcal Limited transferred one (1) odinary share to Mr. Shek Kin Pong for a consideration of $1.00.

●	Incorporations of the intermediate holding entities. Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands, and is a wholly owned subsidiary of Huadi International; HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong SAR, and is a wholly owned subsidiary of Yongqiang Tuoxing. Wenzhou Hongshun was incorporated on June 3, 2019 under the laws of PRC, and is a wholly owned subsidiary of HK Beach; The intermediate holding entities are not actively engaging in any business as of the date of this annual report.

●	Acquisition of the PRC operating entity. Prior to the reorganizations as described above, we historically conducted our business through Huadi Steel, a company incorporated on November 12, 1998 under the laws of PRC. In August 2019, Wenzhou Hongshun acquired 99% shares of Huadi Steel from the PRC Shareholders, and Huadi Steel became 99% owned by Wenzhou Hongshun. As of the date of this annual report, Huadi Steel engages in the manufacture and distribution of industrial steel pipe and tube products.

Huadi International listed its ordinary shares on the Nasdaq Capital Market under the symbol “HUDI” on January 22, 2021 and completed an initial public offering of 3,125,000 ordinary shares on January 26, 2021, raising approximately $22 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On November 7, 2022, Huadi International entered into a securities purchase agreement with two institutional investors, pursuant to which Huadi International agreed to sell up to 3,500,000 ordinary shares, par value US$0.0002 per share, in a registered direct offering (the “Offering”). On November 9, 2022, Huadi International closed the Offering for the sale of 1,000,000 ordinary shares and received gross proceeds of approximately $25,000,000 before deducting placement agent fees and other offering expenses. For information regarding our share issuances, see “NOTE 14 – SHAREHOLDERS’ EQUITY – Ordinary Shares – Shares Issuances” to our consolidated financial statements pursuant to Item 17 of Part III of this annual report.

Recent Development

Huadi Songyang was incorporated on June 15, 2023 under the laws of the PRC. Huadi Songyang is a wholly owned subsidiary of Hong Kong Beach Limited. Huadi Songyang was established to expand the product line of industrial steel pipe and tube products manufacture and distribution.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures.”

B.	Business Overview

We are a provider of industrial stainless steel piping products and production services with extensive distribution facilities and networks for over twenty (20) provinces in China. We have also offered a broad range of products exported to twenty (20) countries and regions such as the United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE, Canada and Germany. Our main business operation focuses on new product development, manufacturing, marketing, and sales of stainless steel seamless pipes, tubes, and stainless steel bars. We also supply products for use in the thermal and nuclear power plants, automotive, oil and gas, agricultural and industrial equipment, chemical engineering, and electricity markets. We manufacture many of our products to operate under specialized conditions, including in load-bearing, high-pressure, corrosive, and high-temperature environments.

The principal markets we operate in are China, the United States, India, Mexico, and Australia. The following tables present revenues by category of activity and geographic areas for the years ended September 30, 2023, 2022, and 2021.

	Year Ended September 30,
	2021		2022		2023
	US$	%	US$	%	US$	%
Steel piping products	67,006,655	95.4%	74,702,625	97.8%	83,113,259	98.6%
Production services to third entities	3,239,956	4.6%	1,663,523	2.2%	1,219,041	1.4%
Total	70,246,611	100%	76,366,148	100%	84,332,300	100%

	September 30, 2023
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$73,744,662	87.45%
USA	7,146,478	8.47%
India	1,596,243	1.89%
Mexico	577,416	0.68%
Australia	385,111	0.46%
Other foreign countries	882,390	1.05%

	September 30, 2022
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$64,787,186	84.69%
USA	7,628,332	9.97%
Taiwan	1,296,863	1.70%
Australia	1,191,512	1.56%
Marshall Islands	730,039	0.95%
Other foreign countries	868,364	1.13%

	September 30, 2021
	Sales Amount (In USD)	As % of Sales
Top 5 International Markets:
China	$53,130,894	81.22%
US	5,740,265	8.78%
India	4,191,611	6.41%
Australia	546,807	0.84%
Switzerland	514,951	0.79%
Other foreign countries	6,122,083	1.96%

Our Products and Services

We offer a comprehensive range of products to provide the benefits of a “design-build shop” to approximately 400 steel pipe and tube customers with numerous customer relationships of over 15 years. We produce over 3,000 distinct pipe and tube products in various materials, sizes, and shapes. We believe we are one of the leading manufacturers in China of certain steel products, such as automotive 304L and 347H stainless steel pipes, which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications. Consequently, we are able to customize our product offerings based on customers’ project demand; whether it’s a highly corrosive environment such as a chemical waste transmission line pipe, an extremely pressured thermal power generator pipe, or a mix of both, we can make it and deliver on time.

We employ a broad array of finishing techniques, most importantly Cold Drawn Seamless (“CDS”), which is the technique used for manufacturing all our products, and this differentiates us from other steel pipe manufacturers that employ alternative finishing techniques such as Electric Resistance Weld (“ERW”). CDS pipe/tubing is widely used for applications where precise dimensional and mechanical tolerances are required. The product is manufactured by drawing a steel billet over a mandrel through a precision ground die, creating a tube with uniform grain structure, hardness, and a high degree of dimensional accuracy.

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

Depending on each client’s specific needs, we also order suitable alloy from our long-term partnered suppliers, and our staff will then process raw materials through the production line. As raw material and direct labor costs combined account for more than 80% of the total product cost, yield rate, or the percentage of non-defective items of all produced items, is critical to profitability.

Industrial Applications

Oil and Gas

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

Seasonality

We have in the past experienced, and expect in the future to continue to experience, limited seasonal fluctuations in our revenues and sales as a result of the holiday season, weather and customers’ buying patterns. We recorded relatively lower revenue during Lunar New Year (normally in January or February) owing to fewer business activities in Mainland China. Besides, revenue in the summer months is relatively lower than in other periods throughout the year, as purchase orders and production level fell due to high temperature.

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

We purchase our raw materials from a variety of sources and consolidate purchases among our top suppliers to improve cost and delivery terms. We maintain flexibility to purchase raw materials from a variety of sources based on price, availability and end- user specifications. For example, we maintain active relationships with other suppliers to ensure alternative sources of supply. We have also developed supply programs with certain of our key suppliers that we believe provide us with reduced lead times for steel purchases relative to our competitors. We believe our scale is a key competitive advantage, as we are able to leverage our purchasing volume and market insights to obtain more favorable terms from our suppliers and drive procurement savings. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary.

For the year ended September 30, 2023, two suppliers accounted for 25.98% and 12.39% of the Company’s total purchase. There was four suppliers that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2023, which accounted for 24.45%, 23.32%, 17.17% and 14.62% of the Company’s total accounts payable.

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

Sales and Marketing

We have sold our products to 20 countries and regions over the world as shown below.

We generated 87.45% of our sales revenue from China market where our manufacturing facility locates in during the fiscal year 2023. For the same period, US and India account for 8.47% and 1.89% of our total revenues respectively.

Our strategic focus in the steel industry has long been centered on establishing strong connections with major customers, particularly those in oil and gas industry and electric energy industry. We engaged in proactive marketing initiatives, including distributing detailed product brochures and participating in open bidding. As we have gradually forged a reputation for quality education through a proven track record of success over the years, we have attracted customers outside China.

We adopted a multifaceted marketing approach to elevate the visibility of our brand:

●	Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our customers. For example, we actively participate in various exhibitions and expand our influence correspondingly.

●	Referrals. Word-of-mouth referrals by former and current customers. We actively work with our customers to encourage them to recommend our products and services to other potential customers in the oil and gas industry and electric energy industry.

●	Media advertising. From time to time, we may publish articles in our websites and popular local newspapers to promote our brand awareness. We have also placed advertisements on search engines and internet portals in China.

Our Steel Pipe and Tube Customers

China

For the Chinese market, we supplied a significant portion of our products to market sectors of oil and gas, electrical energy, pharmaceutical, and automotive, which are generally publicly owned entities. We also supply to other industries, including agriculture, chemistry, and construction, which are generally privately-owned entities. Our major customers consist of the China National Petroleum Corporation and Sinopec, one of the world’s largest oil and gas companies and CRRC, one of the world’s largest suppliers of rail transit equipment.

United States

We primarily sell to the US through our dealers for engineering and pharmaceutical equipment piping products. We also sell a significant portion to automotive manufacturers for oil and hydraulic piping products used in engine and braking systems.

India

Our major customer in India is a leading power company whom we have partnered with for more than 10 years. We primarily supply CDS pipe made of various stainless steel materials for applications in thermal power generating systems.

The Company had no significant customer during the year ended September 30, 2023. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2023, which combined accounted for 22.00% of the Company’s total accounts receivable. The Company had no significant customer during the year ended September 30, 2022. The Company had no significant customer during the year ended September 30, 2022. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2022, which combined accounted for 20.95% of the Company’s total accounts receivable. The Company sold a substantial portion of products to one customer (10.67% of total revenues) during the year ended September 30, 2021. As of September 30, 2021, the amount due from this customer included in accounts receivable was $6,144,633, representing 24.31% of total accounts receivable. There was no other significant concentration (over 10%) of accounts receivable for the year ended September 30, 2021.

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

Award-Winning Products and Operation

We have received numerous nationally recognized industry awards as well and province recognized awards. Notable awards and activities are detailed in chronological order as following:

●	In December 2007, Zhejiang Provincial Bureau of Quality and Technical Supervision awarded Huagang brand stainless steel seamless steel pipe of Huadi Steel “Zhejiang famous brand product.”

●	The Stainless Steel Branch of China Metal Material Circulation Association awarded Huadi Steel the “Top Ten Seamless Pipe Production in China’s Stainless Steel Industry in 2013” certificate.

●	In June 2009, Wenzhou Enterprises Association, Wenzhou Entrepreneurs Association and Wenzhou Industrial and Economic Association awarded Huadi Steel the certificate of 2009 Wenzhou Top 100 Enterprises.

●	In March 2010, the All-China Federation of Industry and Commerce issued the certificate “Huadi Steel won the 328th place in the 2008 Top 500 National Private Enterprises.”

●	In August 2010, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.370 among the 500 Top Chinese Enterprises in 2010.”

●	In August 2011, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.329 of 2011 Top 500 Manufacturing Enterprises in China.”

●	In August 2011, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.499 of 2011 Top 500 Chinese Private Enterprises.”

●	In August 2012, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.361 of 2012 China Top 500 Private Manufacturing Enterprises.”

●	In August 2013, the All-China Federation of Industry and Commerce issued the certificate “Huadi Steel No.345 of 2013 China Top 500 Private Manufacturing Enterprises .”

●	In December 2015, Wenzhou Enterprises Association, Wenzhou Entrepreneurs Association and Wenzhou Industrial and Economic Association awarded Huadi Steel “the certificate of Wenzhou top 100 enterprises in 2015.”

●	The company holds the “National High-tech Enterprise” certificate jointly issued by Zhejiang Provincial Department of Science and Technology, Zhejiang Provincial Department of Finance and Zhejiang Provincial Taxation Bureau of the State Administration of Taxation. The certificate was issued on December 4, 2019 and valid for 3 years.

●	In January 2019, Zhejiang Provincial Department of Commerce awarded Huadi Steel Zhejiang export brand, valid from 2019 to 2021.

●	On June 26, 2020, the China Association of Manufacturing Enterprises and the China Industrials Information Statistics Association issued the “200 Best Benefits for Chinese Manufacturing Enterprises” Certificate, proving that Huadi Steel was rated as “200 Best Benefits for Chinese Manufacturing Enterprises in 2020” by the China Association of Manufacturing Enterprises, the China Industrials Information Statistics Association and Focus China.com, ranking 200th. This certificate is valid until June 25, 2021.

●	On January 30, 2015, Zhejiang Provincial Bureau of Administration for Industry and Commerce issued a certificate of “Zhejiang Famous Traders” to Huadi Steel and recognized the “Huadi (Steel)” as a famous trade name in Zhejiang Province. Valid for 6 years.

●	On December 12, 2019, Wenzhou Municipal Bureau of Administration for Market Regulation and Wenzhou Municipal Bureau of Intellectual Property granted Huadi Steel a list of key Trademarks protection in Wenzhou (well-known Trademarks enterprises).

●	In January 2020, Zhejiang Provincial Bureau of Administration for Market Regulation awarded Huadi Steel “Zhejiang Trademarks Brand Demonstration Enterprise.”

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

Properties and Facilities

Real Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. As of the date of this annual report, our granted land use rights for our properties as follows:

Location	Type of Right	Area	Usage	Period of Usage
Room 602, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 702, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 701, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 601, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.95 m2/property area 599.97 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051

Location	Type (Usage)	Area	Termination date
No.1688 Tianzhong Road, Yongzhong Street, Longwan District	Industrial land	24,433.83m2	September 29, 2055
Yongqiang High-tech Industrial Park	Industrial land	28,536.23m2	December 13, 2051
No. 213 Haibin Street, Sanan Village, Haibin Street, Longwan District	Industrial land	5,350.66m2	April 6, 2047

Intellectual Property

Trademark

As of the date of this annual report, we have the right to use the following trademarks:

No.	Registrant	Trademark	Registration Number	Valid Through	Application Area	Jurisdiction of Registration
1	Huadi Steel		1091403	August 27, 2027	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode	PRC
2	Huadi Steel		853741	December 17, 2024	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	United States
3	Huadi Steel		4138907	January 27, 2029	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	PRC
4	Huadi Steel		1495281	December 20, 2030	Adjustment and safety accessories for tap equipment, bathroom hand dryer, automatic watering device, water tank level control valve, Drainage pipe equipment, floor drain, bath fixtures steel pipes; Metal pipe joints;	PRC
5	Huadi Steel		4966620	February 13, 2029	Metal water pipes; Metal drain pipe; Metal pipe; Metal pipe clamp; Metal pipes; Metal pipe fittings.	PRC
6	Huadi Steel		5690716	December 27, 2029	Polishing; Welding; Dyeing; Paper handling; Ceramic firing; Leather processing; Waste and garbage recovery; Energy production; Chemical processing and treatment.	PRC
7	Huadi Steel		3371731	March 13, 2024	Steel pipe; steel plate; metal valve (non-machine parts); highway anti-collision metal fence; steel wire; metal ring; hardware; metal flange; metal pipe joint; ordinary metal buckle	PRC
8	Huadi Steel		6110349	December 13, 2029	Keywords steel template; wire metal pole; steel wire; gasket (filler); metal head; metal wire; metal mooring buoy; metal ore; metal tablet; metal coin box;	PRC

No.	Registrant	Trademark	Registration Number	Valid Through	Application Area	Jurisdiction of Registration
9	Huadi Steel		33766210	December 27, 2029	Steel plate; steel pipe; movable metal ladder for passenger boarding; metal track; steel wire; metal joint for non electrical cable; metal gasket; metal hinge; hardware; metal lock (non electric); electronic safe; metal flange; metal packaging container; metal signboard; metal cage; metal welding wire; metal mooring buoy; metal identification bracelet; metal wind vane; Keywords metal buttress of tree or plant; animal trap; common metal art; chrome ore; metal monument;	PRC
10	Huadi Steel		174354	August 24, 2024	Stainless steel tube, steel tube, steel plate, metal valve (non-machinery parts), highway crashworthy metal railing, steel wire, ferrule, hardware, tool metal flanges, metal piping joint, common metal button;	Israel
11	Huadi Steel		IDM000078892	November 2, 2024	Tabung-tabung baja stainless, tabung-tabung baja, pelat-pelat baja, katup dari logam (bukan bagian dari mesin), pagar logam pengaman untuk jalan bebas hambatan; kawat baja, gelang pipa api, peranti keras dari logam, peralatan flensa dari logam, penyambung pipa dari logam, tombol dari logam biasa, semuanya termasuk dalam	Indonesia
12	Huadi Steel		4012787	August 27, 2024	STAINLESS STEEL TUBE, STEEL TUBE, STEEL PLATE, METAL VALVE(NON-MACHINERY PARTS), HIGHWAY CRASHWORTHY METAL RAILING, STEEL WIRE, FERRULE, HARDWARE, TOOL METAL FLANGES, METAL PIPING JOINT, COMMON METAL BUTTON	Malaysia
13	Huadi Steel		1149356	November 20, 2024	TUBOS DE ACERO INOXIDABLE, TUBOS DE ACERO, PLATOS DE ACERO, VALVULAS DE METAL (QUE NO SEAN PARTE DE UNA MAQUINARIA); RIELES DE METAL APROPIADOS PARA CHOQUES EN CARRETERAS; ALAMBRES DE ACERO, CONTERAS, FERRETERIA METALICA, REBORDES DE METAL, UNIONES DE METAL, BOTONES DE METALES COMUNES.	Chile
14	Huadi Steel		1328323	December 27, 2024	STAINLESS STEEL TUBE, STEEL TUBE, STEEL PLATE, METAL VALVE, (NON-MACHINERY PARTS) HIGHWAY CRASHWORTHY METAL RAILING, STEEL WIRE, FERRULE, HARDWARE, TOOL METAL FLANGES, METAL PIPING JOINT, COMMON METAL BUTTON, ALL IN INTERNATIONAL CLASS 6.	Inida

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. As of the date of this annual report, the issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Stainless Steel Pipe	Huadi Steel	Utility Patent	201821427886.8	4/16/2019
2.	Double Stainless Steel Tube	Huadi Steel	Utility Patent	201821429676.2	4/16/2019
3.	Stainless Steel Plastic Composite Pipe	Huadi Steel	Utility Patent	201821432001.3	4/16/2019
4.	Stainless steel composite steel pipe	Huadi Steel	Utility Patent	201821431399.9	4/16/2019
5.	Steel pipe grinding machine	Huadi Steel	Utility Patent	201821429953.X	4/16/2019
6.	Steel pipe grinding equipment	Huadi Steel	Utility Patent	201821429597.1	4/16/2019
7.	Traction device for steel pipe grinding equipment	Huadi Steel	Utility Patent	201821431400.8	4/16/2019
8.	Steel pipe outer round polishing machine	Huadi Steel	Utility Patent	201821429490.7	4/16/2019
9.	Steel pipe pickling tank	Huadi Steel	Utility Patent	201821431397.X	4/16/2019
10.	Steel pipe discharging device	Huadi Steel	Utility Patent	201821430722.0	4/16/2019
11.	Cap of stainless steel tube	Huadi Steel	Utility Patent	201821430724.X	4/16/2019
12.	Stainless steel sleeve	Huadi Steel	Utility Patent	201821430309.4	4/16/2019
13.	Dust removal in circulating workshop Device	Huadi Steel	Utility Patent	201821431295.8	4/16/2019
14.	Dedusting for workshop Device	Huadi Steel	Utility Patent	201821429952.5	4/16/2019
15.	Workshop dust removal device	Huadi Steel	Utility Patent	201821430336.1	7/2/2019
16.	Stainless steel U-shaped body for expansion joint and use method thereof	Huadi Steel	Invention	201811017559.X	1/24/2020
17.	High-cleanliness stainless steel cable and its processing technique	Huadi Steel	Invention	201811017618.3	10/2/2020
18.	Anti-corrosion post-treatment process of stainless steel pipe	Huadi Steel	Invention	201811016027.4	9/4/2020
19.	Steel Pipe	Huadi Steel	Utility Patent	201922057582.8	7/17/2020
20.	Steel pipe with fasteners	Huadi Steel	Utility Patent	201922057948.1	7/17/2020
21.	Seamless steel pipe	Huadi Steel	Utility Patent	201922059650.4	7/17/2020
22.	Steel pipe	Huadi Steel	Utility Patent	201922059702.8	7/17/2020
23.	Seamless steel pipe	Huadi Steel	Utility Patent	201922057670.8	9/15/2020

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
24.	Single side hollow stainless steel filter plate	Huadi Steel	Invention	201811017643.1	11/6/2020
25.	Enhanced seamless steel pipe	Huadi Steel	Utility Patent	202023103573.7	11/23/2021
26.	Seamless steel pipe	Huadi Steel	Utility Patent	202023143733.0	11/23/2021
27.	Seamless stainless steel pipe	Huadi Steel	Utility Patent	202023106260.7	11/23/2021
28.	Seamless stainless steel pipe	Huadi Steel	Utility Patent	202023106540.8	11/23/2021
29.	Easily-connected stainless steel pipe	Huadi Steel	Utility Patent	202023103018.4	11/19/2021
30.	Seamless stainless steel pipe process	Huadi Steel	Invention	201911223120.7	12/10/2021
31.	Easily-connected seamless stainless steel pipe	Huadi Steel	Utility Patent	202122123520.X	2/18/2022
32.	Anti-corrosion U-shaped Stainless steel pipe	Huadi Steel	Utility Patent	202122131985.X	2/18/2022
33.	Stainless steel fuel pipe	Huadi Steel	Utility Patent	202122123523.3	2/18/2022
34.	Insulated seamless steel pipe	Huadi Steel	Utility Patent	202122121603.5	2/18/2022
35.	Flex-resistant stainless steel pipe	Huadi Steel	Utility Patent	202122121602.0	2/18/2022
36.	Seamless stainless steel pipe and its processing technique	Huadi Steel	Invention	202110032380.7	7/29/2022
37.	Anti-compression insulated stainless steel pipe	Huadi Steel	Utility Patent	202221920113.X	1/10/2023
38.	High-strength seamless stainless steel pipe	Huadi Steel	Utility Patent	202221920094.0	1/10/2023
39.	Seamless stainless steel pipe with an internal connection structure	Huadi Steel	Utility Patent	202221937622.3	1/10/2023
40.	Seamless stainless steel pipe with noise reduction capability	Huadi Steel	Utility Patent	202222029425.8	1/10/2023
41.	Composite anti-corrosion seamless stainless steel pipe	Huadi Steel	Utility Patent	202222029426.2	1/10/2023
42.	Acid pickling and passivation treatment process for seamless stainless steel pipes	Huadi Steel	Invention	202210876101.X	7/21/2023
43.	Polishing process for stainless steel pipes	Huadi Steel	Invention	202210942157.0	8/22/2023

As of the date of this annual report, we have 8 invention patents and 35 utility patents, which were granted for new technical solutions or improvement with a lower degree of ‘inventiveness’ than Invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called “Utility Patents” or “Petty Patents” in other countries. Utility patents are protected under PRC laws for a term of 10 years.

Domain

As of the date of this annual report, we have the following domain registrations issued in the PRC.

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

For the years ended September 30, 2023 and 2022, we invested $2,550,777 and $2,330,913, respectively, in new products development and improvements in existing processes.

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

On April 6, 2023, Huadi Steel filed an complaint with the Tuoketuo District People’s Court in Hohhot, Ineer Mongolia Province, demanding that Inner Mongolia Jiutai New Material Co., Ltd (“Jiutai”) pay for purchases of goods from Huadi Steel of RMB 980,543 and bear the litigation costs of the case. Jiutai agreed to pay Huadi Steel for settle the case for RMB 980,543 on installment payment on April 26, 2023. On the same day, Tuoketuo District People’s Court issued the Civil Mediation Statement. On August 7, 2023, as Jiutai failed to pay the first installment, Huadi Steel filed an application for enforcement with the Tuoketuo District People’s Court. To the date the Annual Report was available to issue, the enforcement was still in implementation stage.

On May 12, 2023, Huadi Steel filed a complaint with the Tuoketuo District People’s Court in Hohhot, Ineer Mongolia Province, demanding that Inner Mongolia Jiutai New Material Co., Ltd (“Jiutai”) pay for purchases of goods from Huadi Steel of RMB 832,249 and bear the litigation costs of the case. Jiutai agreed to pay Huadi Steel for settle the case for RMB 832,249 on installment payment on April 26, 2023. On the same day, Tuoketuo District People’s Court issued the Civil Mediation Statement. Huadi Steel received the first installment of RMB 200,000 on January, 24, 2023.

On August 4, 2023, Huadi steel entered into an arbitration with Dahua Group Co., Ltd (“Dahua”), demanding Dahua pay for purchases of goods from Huadi Steel. On September 19, 2023, Dalian Arbitration Commission issued No.585 Award, ruling Dahua to pay Huadi Steel RMB 187,624 and overdue payment interest, and No. 586 Award, ruling Dahua to pay Huadi Steel RMB 335,276 and overdue payment. On November 17, 2023, as Dahua failed to pay the purchases of goods, Huadi Steel filed a complaint with Dalian Intermediate People’s Court, demanding that Dahua pay for the purchases and bear the litigation costs of the case. Dahua agreed to pay Huadi Steel for settle the two case for RMB 197,435 and RMB 347,291, respectively. On January 22, 2024, Huadi Steel filed an application of payment to Dalian Intermediate People’s Court. All outstanding amounts has been received on January 23, 2024.

Chinese Laws and Regulations

Recent Regulatory Actions by the PRC Government

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretations and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks a “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying the our PRC operating entities as critical information infrastructure operators.

The CAC Revised Measures empowers the cybersecurity review office to initiate a cybersecurity review when they believe any particular data processing activities “affect or may affect national security.” In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security.” As confirmed by our PRC counsel, Zhejiang Dongou Law Firm, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying our PRC operating entities as critical information infrastructure operators or requiring our PRC operating entities to go through cybersecurity review or network data security review by the CAC.

On February 17, 2023, the CSRC promulgated the Trial Measures of, and the Overseas Listings Rules, which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises (the “Notice”). Pursuant to the Trial Measures and the Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of the annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

As confirmed by our PRC counsel, Zhejiang Dongou Law Firm, our PRC operating entities currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license, and we are not required to obtain permission or approval from the PRC authorities, including CSRC or CAC, for their operations, nor have we or our PRC operating entities received any denial. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations, or interpretations change such that we or any of our PRC operating entities is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our ordinary shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

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

See “Item 10. Additional Information - D. Exchange Controls.”

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

Regulations on Patents

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have obtained 43 patents, all of which we have ownership of, including a number of those that were originally under the ownership of certain individuals affiliated with our Company through ownership transfer.

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

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hire may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees.

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

C.	Corporate Structure

Below is a chart illustrating our current corporate structure as of the date of this annual report:

D.	Property, plants and equipment

See “- B. Business Overview - Properties and Facilities.”

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

Overview

Huadi International was incorporated in the Cayman Islands, with limited liabilities on September 27, 2018. Huadi International does not have operations, and it conducts business through its subsidiaries in China. Our operating companies, Huadi Steel and Huadi Songyang, were established in 1998 and 2023, respectively, in China. Our main business operation focuses on new product development, manufacturing, marketing, and sales of stainless steel seamless pipes, tubes, and stainless steel bars. Our products are used in infrastructure and non-residential construction applications. We also supply products for use in the thermal and nuclear power plants, automotive, oil and gas, agricultural and industrial equipment, chemical engineering, and electricity markets. We manufacture many of our products to operate under specialized conditions, including in load-bearing, high-pressure, corrosive, and high-temperature environments.

We provide our products with extensive distribution facilities and networks for over twenty (20) provinces in China. We have also offered a broad range of products exported to twenty (20) countries and regions such as the United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE, Canada and Germany.

Key Factors Affecting Our Results

Our results are primarily derived from the sale of steel pipe and tube products to various infrastructure and non-residential end markets in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Steel and Other Costs - Fluctuations in steel prices can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the cost of steel coil represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	Inventory Levels - Customer and other manufacturer inventory levels of steel pipe and tube products can change significantly from period to period. During periods of rising steel prices, our customer base has demonstrated the desire to build inventory levels. During periods of decreasing steel prices, our customer base typically reduces inventory levels. We use a number of supply chain and inventory management techniques to help us mitigate the effect of these fluctuations.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 12.55% and 15.31% based on 2023 and 2022 revenues respectively). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances, China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

A.	Operating Results

For the years ended September 30, 2023, 2022 and 2021

The following table presents an overview of our results of operations for the years ended September 30, 2023, 2022 and 2021:

	2023	2022	2021
Sales	$83,113,259	$74,702,625	$67,006,655
Production service revenue	1,219,041	1,663,523	3,239,956
Cost of sales	(71,976,696)	(65,230,521)	(58,926,675)
Gross profit	12,355,604	11,135,627	11,319,936

Operating expenses:
Selling, general and administrative	7,338,320	6,452,173	6,684,410
Research and development	2,550,777	2,330,913	2,057,547
Foreign currency transaction (gains) loss	(644,118)	-	-
Total operating expenses	9,244,979	8,783,086	8,741,957

Operating income	3,110,625	2,352,541	2,577,979

Other income (expenses):
Interest expenses, net	(296,265)	(1,629,642)	(2,058,461)
Other income, net	701,751	1,398,173	1,948,527
Total other expenses, net	405,486	(231,469)	(109,934)

Income before income taxes	3,516,111	2,121,071	2,468,045

Income tax (provision) benefit	(220,854)	(173,017)	89,000

Net income	3,295,257	1,948,054	2,557,045
Net income attributable to non-controlling interests	37,535	23,852	25,570

Net income attributable to Huadi International Group Co., Ltd.	$3,257,722	$1,924,202	$2,531,475

Net income	$3,295,257	$1,948,054	$2,557,045

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,314,988)	(3,792,527)	1,452,328

Total comprehensive income (loss)	1,980,269	(1,844,473)	4,009,373

Sales

For the year ended September 30, 2023, revenues increased by approximately $7.96 million or 10.43%, to approximately $84.33 million from approximately $76.37 million for the year ended September 30, 2022. The increase in revenues was primarily driven by the following factors:

1)	Due to the end of control measures on COVID-19 since 2022 December, construction market recovered and we delivered several orders delayed by mentioned control measures.

2)	We were extending business in domestic market in China. Our domestic sales increased over 13.83% compared to the last fiscal year. Our international sales revenue during fiscal year 2023 amounted to approximately $10.59 million, a decrease of 9.62% compared to last fiscal year.

The following table presents revenues by geographic areas for the years ended September 30, 2023.

	September 30, 2023
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$73,744,662	87.45%
USA	7,146,478	8.47%
India	1,596,243	1.89%
United Mexican States	577,416	0.68%
Australia	385,111	0.46%
Other foreign countries	882,390	1.05%

For the year ended September 30, 2022, revenues increased by approximately $6.12 million or 8.71%, to approximately $76.37 million from approximately $70.25 million for the year ended September 30, 2021. The increase in revenues was primarily driven by the following factors:

1)	During the fiscal year 2022, we observed an increase of raw materials price, especially the price of Nikel which is an important component of stainless steel. To minimize the impact the rise of raw material price, we increased our weighted average selling price (“ASP”) during the fiscal year 2022.

2)	As a result of recovery of construction market, our domestic sales increased over 21.94% compared to the last fiscal year. Our international sales revenue during fiscal year 2022 amounted to approximately $11.72 million, a decrease of 31.55% compared to last fiscal year.

The following table presents revenues by geographic areas for the years ended September 30, 2022.

	September 30, 2022
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$64,787,186	84.69%
USA	7,628,332	9.97%
Taiwan	1,296,863	1.70%
Australia	1,191,512	1.56%
Marshall Islands	730,039	0.95%
Other foreign countries	868,364	1.13%

For the year ended September 30, 2021, revenues increased by approximately $11.11 million or 18.79%, to approximately $70.25 million from approximately $59.14 million for the year ended September 30, 2020. The increase in revenues was primarily driven by the following factors:

1)	Due to increased market demand of construction materials and shortage of supply on the current market, particularly the piping systems in the real estate sector, we observed an increase of weighted ASP during the fiscal year 2021.

2)	As a result of global shortage of construction materials, our domestic sales increased over 12.40% compared to the last fiscal year. Our domestic sales revenue during fiscal year 2021 amounted to $53,130,894, an increase of $5,859,659 compared to last fiscal year.

The following table presents revenues by geographic areas for the years ended September 30, 2021.

	September 30, 2021
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$53,130,894	81.22%
USA	5,740,265	8.78%
India	4,191,611	6.41%
Australia	546,807	0.84%
Switzerland	514,951	0.79%
Other foreign countries	6,122,083	1.96%

Gross profit

Our gross profit increased by approximately $1.22 million, or 10.96%, to approximately $12.36 million for the year ended September 30, 2023 from approximately $11.14 million for the year ended September 30, 2022. Gross profit margin was 14.65% for the year ended September 30, 2023, as compared to 14.91% for the year ended September 30, 2022. The slight decrease of gross profit margin was mainly due to increased raw material prices which drove up the cost of sales, while weighted ASP remained stable as we were extending domestic markets.

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

Selling, general and administrative (“SGA”) expenses

Selling, general and administrative expenses increased by approximately $0.89 million, or 13.73% to approximately $7.34 million for the year ended September 30, 2023 as compared to approximately $6.45 million for the year ended September 30, 2022. The increase of SGA expenses was mainly due to the following: i) $0.43 million bad debt expense provided during the year ended September 30, 2023, while $0.56 million bad debt recovery during the year ended September 30, 2022; and ii) increased freight and agency expenses related to the domestic market development.

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

Research and development (“R&D”) expenses

Research and development expenses increased by approximately $0.22 million, or 9.43% to approximately $2.55 million for the year ended September 30, 2023 as compared to approximately $2.33 million for the year ended September 30, 2022. Management is committed to expanding our research and development activities continually for more orders.

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

Interest income (expense)

Our interest expense (net) decreased by approximately $1.33 million, or 81.82% to approximately $0.30 million for the year ended September 30, 2023, from approximately $1.63 million for the year ended September 30, 2022. The decrease of interest expense was mainly due to decreased bank loan the Company borrowed from the banks.

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

Other income and expenses

We had net other income of approximately $0.70 million, which mainly attributable to dividend income received from invested company, government grant received and rental income during fiscal year 2023.

We had net other income of approximately $1.40 million, which mainly attributable to dividend income and government grant received during fiscal year 2022.

We had net other income of approximately $1.95 million, which mainly attributable to dividend income received from invested company and government grant received during fiscal year 2021.

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2023 was approximately $3.30 million compared to net profit of $1.95 million for the fiscal year ended September 30, 2022, a increase in profit of approximately $1.35 million, or approximately 69.16%.

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

B. Liquidity and Capital Resources

As of September 30, 2023, 2022 and 2021, we had cash and cash equivalents of $20,192,460, $13,195,999 and $15,350,197, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Cash Flow Summary

	Years ended September 30,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(2,447,726)	$8,027,856	$(5,648,806)
Net cash used in investing activities	(3,594,045)	(206,175)	(897,254)
Net cash provided by (used in) financing activities	11,582,041	(9,744,857)	21,276,173
Effect of exchange rate changes on cash	878,178	(188,294)	219,398
Net increase (decrease) in cash	$6,418,448	$(2,111,470)	$14,949,511
Cash and cash equivalents and restricted cash at beginning of period	14,543,245	16,654,715	1,705,204
Cash and cash equivalents and restricted cash at end of period	$20,961,693	$14,543,245	$16,654,715

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2023 was approximately $2.45 million, which was primarily attributable to a net profit approximately $3.30 million, adjusted for non-cash items for approximately $0.49 million and adjustments for changes in working capital approximately $6.24 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $3.84 million - our accounts receivable increased significantly due to increased credit sales which was subsequently collected. For the year ended September 30, 2023, we had an overall sales outstanding of 105 days compared with 108 days for the fiscal year 2022;

(ii)	increase in notes receivable of approximately $6.50 million and increase in notes payable of approximately $1.14 million – notes receivable consists of bank acceptance notes and commercial acceptance notes we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	decrease in advances to suppliers of approximately $1.10 million – our advances to suppliers decreased significantly mainly attributable to the delivery of orders from our suppliers. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed from time to time;

(iv)	increase in inventory of approximately $2.55 million – our inventory increased due to increased inventory stock level which aims to reduce customer lead time;

(v)	Increase in accounts payable of approximately $3.98 million;

(vi)	Increase in tax payable of approximately $1.00 million – tax payable increased due to increased net income;

Net cash provided by operating activities for the year ended September 30, 2022 was approximately $8.03 million, which was primarily attributable to a net profit approximately $1.95 million, adjusted for non-cash items for approximately $0.46 million and adjustments for changes in working capital approximately $5.65 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $4.08 million - our accounts receivable decreased significantly due to significant receivable collection during the last fiscal quarter. For the year ended September 30, 2022, we had an overall sales outstanding of 108 days compared with 106 days for the fiscal year 2021;

(ii)	decrease in notes receivable of approximately $1.02 million and decrease in notes payable of approximately $1.68 million - notes receivable consists of bank acceptance note we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	decrease in advances to suppliers of approximately $5.54 million - our advances to suppliers decreased significantly mainly attributable to the delivery of orders from our suppliers. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed from time to time;

(iv)	increase in inventory of approximately $4.65 million - our inventory increased due to increased inventory stock level which aims to reduce customer lead time;

(v)	increase in accounts payable of approximately $1.96 million;

Net cash used in operating activities for the year ended September 30, 2021 was approximately $5.65 million, which was primarily attributable to a net profit approximately $2.56 million, adjusted for non-cash items for approximately $0.53 million and adjustments for changes in working capital approximately $8.73 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $8.82 million - our accounts receivable increased significantly due to increased credit sales which was subsequently collected. For the year ended September 30, 2021, we had an overall sales outstanding of 106 days compared with 93 days for the fiscal year 2020;

(ii)	increase in notes receivable of approximately $1.99 million and increase in notes payable of approximately $0.71 million - notes receivable consists of bank acceptance note we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	increase in advances to suppliers of approximately $2.73 million - our advances to suppliers increased significantly mainly attributable to the tight shortage of raw materials which is steel coil. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed;

(iv)	increase in advances from customers of approximately $3.04 million - as a response to the raw material supply shortage and advance payment required by our suppliers, we increased our advance payment requirement for the order placed by our customers to strengthen our working capital;

(v)	decrease in other receivables of approximately $2.00 million.

Investing Activities:

Net cash used in investing activities was approximately $3.59 million for the year ended September 30, 2023. It was primarily attributable to the addition of land use right for subsequent operation needs.

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

Financing Activities:

Net cash provided by financing activities was approximately $11.58 million for the year ended September 30, 2023. It was primarily attributable to the following: i) $23.01 million net proceeds from its stock offering (“the Offering”). On November 9, 2022, the Company closed the Offering for the sale of 1,000,000 ordinary shares at price of $25.00 per share. The Company received gross proceeds from the sale of the Shares of approximately $25 million before deducting placement agent fees and other offering expenses. ii) the net repayment of bank loans with the approximate amount of $11.14 million.

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

Capital Expenditures:

We incurred capital expenditures of RMB 25,378,199 (US$3,598,060), RMB 1,351,103 (US$ 206,175), and RMB 5,970,610 (US$917,539) in the 2023, 2022 and 2021 fiscal years, respectively, primarily in connection with the purchase of land-use rights, machinery and equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering, and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Accounts Receivable

As of September 30, 2023, 2022 and 2021, the Company had accounts receivable net of allowance of $22.63 million, $19.66 million and $25.28 million, respectively. The Company’s customers are for the most part, various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. Due to uncertainty of the timing of collection, the Company established allowance for doubtful account based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues will have a negative impact on its collectability, as most of our major customers are large-size corporations with sufficient liquidity. The Company expects the business will continue to grow due to innovation and the urbanization process in China. Thus, the Company does not believe the collection issues will impact its liquidity adversely.

Credit Facility

In addition to equity financing, we mainly finance our operations through loans provided by a syndicate of banks. Also, as part of the regular business and in case of immediate cash needs, the Company sell its notes receivable to banks at a discount. The Company analyzes whether these transactions are with recourse or without recourse to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the cash received from banks is accounted for as a secured borrowing.

As of September 30, 2023, we had $4.44 million short-term loans outstanding, which were all undue factored notes receivable with recourse. We had 4 outstanding long-term loans provided by one (1) bank, totaling RMB 39,710,000 in the aggregate, or approximately $5.44 million. All our loans have fixed interest rate that are indicated in the table below.

Long-term borrowings consisted of the following at September 30, 2023:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,930,000	$1,361,020	4/28/2022	4/25/2025	3.95%
Agricultural Bank		9,940,000	1,362,390	12/09/2022	12/08/2025	3.95%
Agricultural Bank		9,940,000	1,362,390	12/15/2022	12/13/2025	3.95%
Agricultural Bank		9,900,000	1,356,909	9/26/2023	9/25/2026	3.45%
Total	RMB	39,710,000	$5,442,709

As of September 30, 2022, we had 11 outstanding short-term loans provided by one (2) bank, totaling RMB 84,570,000 in the aggregate, or approximately $11.89 million.

Short-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		7,000,000	$984,044	11/12/2021	11/11/2022	4.35%
Agricultural Bank		9,990,000	1,404,372	11/23/2021	11/22/2022	4.35%
Agricultural Bank		9,500,000	1,335,489	12/1/2021	11/25/2022	4.35%
Agricultural Bank		5,700,000	801,293	12/23/2021	12/22/2022	4.35%
Agricultural Bank		9,990,000	1,404,372	12/29/2021	12/10/2022	4.35%
Agricultural Bank		5,000,000	702,889	1/6/2022	1/4/2023	4.35%
Agricultural Bank		8,400,000	1,180,853	3/7/2022	3/2/2023	4.35%
Agricultural Bank		9,990,000	1,404,372	8/5/2022	8/3/2023	4.35%
Hua Xia Bank		500,000	70,289	1/28/2022	1/15/2023	4.65%
Hua Xia Bank		9,000,000	1,265,200	4/26/2022	4/15/2023	4.65%
Hua Xia Bank		9,500,000	1,335,489	5/24/2022	5/11/2023	4.65%
Total	RMB	84,570,000	$11,888,662

As of September 30, 2022, we had 7 outstanding long-term loans provided by one (1) bank, totaling RMB 66,160,000 in the aggregate, or approximately $9.30 million.

Long-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,900,000	$1,391,720	3/17/2022	3/16/2025	4.35%
Agricultural Bank		9,950,000	1,398,749	3/18/2022	3/5/2025	4.35%
Agricultural Bank		9,850,000	1,384,691	3/18/2022	2/25/2025	4.35%
Agricultural Bank		9,900,000	1,391,720	3/18/2022	2/15/2025	4.35%
Agricultural Bank		6,600,000	927,813	3/31/2022	3/25/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/19/2022	4/17/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/28/2022	4/25/2025	4.35%
Total	RMB	66,160,000	$9,300,625

The Company’s short-term and long-term bank borrowings are pledged by its assets as listed below:

	As of September 30,
	2023	2022
Buildings, net	$23,860	$-
Land use right	414,738	617,430
Total	$438,598	$617,430

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2023, 2022, and 2021 we spent $2,550,777, $2,330,913 and $2,057,547, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

E. Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our consolidated financial statements included elsewhere in this From 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. The estimates include, but are not limited to: allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position.

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that i) involve a significant level of estimation uncertainty and ii) have had or are reasonably likely to have a material impact on the financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for doubtful accounts, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including the customer’s historical payment history, its current creditworthiness, and other factors that may affect our ability to collect from customers.

F. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2023, 2022 or 2021, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

G. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2023:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term bank loans*	$5,442,709	$43,860	$5,398,849	$-	$-

Total	$5,442,709	$43,860	$5,398,849	$-	$-

*	The numbers in the table are principle only and exclude interest payable.

H. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Di Wang	76	Chairman of the Board and Director
Huisen Wang	64	Chief Executive Officer
Jianping Xiang	45	Chief Financial Officer
Jueqin Wang	50	Director
Songlin Li(1)(2)(3)	53	Independent Director Nominee, Chair of the Compensation Committee
Jiancong Huang(1)(2)(3)	58	Independent Director Nominee, Chair of the Nomination Committee
He “Henry” Huang(1)(2)(3)	50	Independent Director Nominee, Chair of the Audit Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

The business address of each of the officers and directors is No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province. People’s Republic of China.

Di Wang, Chairman of the Board and Director

Mr. Wang has been serving as the Chairman of the Board of Huadi International since inception. Mr. Wang is also the founder and Chairman of the Board of Huadi Steel. Mr. Wang has extensive experience in manufacturing and managing manufacturing plants. He was the senior management of three manufacturing plants before founding Huadi Steel in 1998. He is the leader and member of many industry associations, including the vice president of the Stainless Steel Branch of China Special Steel Association, the president of Wenzhou Stainless Steel Industry Association, the chair of the Steel Pipe Committee of Zhejiang Metallurgical Industry Association, the representative of the tenth Party Congress of Wenzhou City, member of the second and third Chinese People’s Political Consultative Conference Standing Committee of Longwan District, Zhejiang Province.

Huisen Wang, Chief Executive Officer

Mr. Wang has been a Director and the Chief Executive Officer of Huadi International since inception. He is also a director and the General Manager of Huadi Steel since 1998. Prior to that, Mr. Wang was a senior management member at an electric machinery factory. Mr. Wang is a licensed engineer and certified senior manager in China.

Jianping Xiang, Chief Financial Officer

Mr. Jianping Xiang has about two decades of experience serving as the Chief Financial Officer of Huadi Steel Group Limited, a People’s Republic of China’s (the “PRC”) subsidiary wholly owned by the Company since January 1, 2003. He is responsible for supervising and managing the accounting department of Huadi Steel Group Limited. He worked as the Chief Executive Officer of Wenzhou Jianeng Printing Equipment Co., Ltd. from January 2014 to December 2016, during which he was responsible for market expansion, decision making and audit reports review. He was a Managing Accountant of Huadi Steel Group Limited from January 2002 to December 2002, during which the was responsible for budget controlling and contract management. He was an Assisting Accountant of Huadi Steel Group Limited from September 1999 to December 2001, during which he was responsible for the preparation of audit reports and compliance with auditing rules according to PRC laws. Mr. Xiang holds a certificate for Intermediate Accountant in PRC since 1999. Mr. Xiang graduated with a master’s degree in Business Administration in Finance from Universidad Catolica San Antonio in 2022 and a bachelor’s degree in Accounting from Jiangxi University of Finance and Economics in 1998.

Jueqin Wang, Director

Mr. Wang has been a Director of Huadi International since inception. He is also the President of Huadi Steel, where he started as a sales manager in 1998. He has extensive experience in the steel manufacturing industry. Mr. Wang has also been the Chairman of a leather company in Wenzhou, PRC since 1999. Mr. Wang is a licensed engineer in China.

He “Henry” Huang, Independent Director

Professor Huang is an Associate Professor of Accounting at Yeshiva University’s Sy Syms School of Business. Professor Huang’s current teaching interests are managerial accounting and contemporary topics in accounting, such as International Financial Reporting Standards (IFRS) and accounting research based on FASB codification and eIFRS. Professor Huang’s research focuses on the impact of external monitoring mechanisms (e.g., securities litigation, shareholder rights, regulations, and hedge fund activism) on firms’ accounting practice, valuation, and internal governance. Professor Huang’s practical expertise covers international investment and trade, accounting information system, accounting-related securities litigation, and entrepreneurial planning. His research has been frequently cited by both the academic and professional communities and has won research grants from the Research Grants Council of Hong Kong. Before joining Yeshiva University, Professor Huang taught accounting courses at University of Houston, Butler University in Indianapolis, and Prairie View A&M University (a Member of the Texas A&M University System) in Houston. Professor Huang received a Ph.D. in accounting from Bauer College of Business, University of Houston. He received a master’s degree in science from Bauer College of Business, University of Houston. Professor Huang has also earned law degrees from both U.S. and China. We believe Professor He’s expertise in accounting can help us improve our accounting reporting. In addition, the Board believes that Mr. Huang qualifies as a “financial expert” as defined by the SEC rules and therefore appointed him as the chairman of the Audit Committee.

Jiancong Huang, Independent Director

Mr. Huang is the Chief Executive Officer and Chairman of the Board of ZK International Group Co., Ltd. (Nasdaq: ZKIN). Mr. Huang has extensive experience in the manufacturing industry and held a President position in two companies before ZK International Group Co., Ltd. was founded. He earned his EMBA from Renmin University of China and Engineering Professional Title, and was awarded as Top10 Wenzhou Entrepreneurship and appointed to be the Vice Director of China Construction and Building Standard and Safety Committee. He is also a member of National Pipe Standard Committee and National Building Water Supply and Waste Standard Committee. Mr. Huang is an experienced corporate strategist and visionary with decades of experience in corporate management and innovation. He has a systematic ideology on the future of stainless steel pipe in the water and gas supply area. We believe his expertise in the industry and public company experience can help us enhance our corporate governance standard.

Songlin Li, Independent Director

Mr. Li is the Chairman of Wenzhou Stainless Steel Industry Association and he has been working as the Chairman of Zhejiang Fengye Group Co., Ltd. since 2002. He is a Stainless Steel Engineer with over twenty years of working experience in the Stainless Steel Industry. We believe his industry expertise can help contribute to the growth of our company.

Family Relationship

Our Chairman Di Wang and our Director Jueqin Wang are father and son. There is no other family relationship among our directors or executive officers.

B.	Compensation

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers and directors for services rendered to us for the fiscal year ended September 30, 2023.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jianping Xiang, Chief Financial Officer	38,315	-	59,600	-	97,915
Huisen Wang, Chief Executive Officer	13,157	-	-	-	13,157
Di Wang, Chairman of the Board	13,157	-	-	-	13,157
Jueqin Wang, Director	9,581	-	-	-	9,581
He “Henry” Huang, Independent Director	20,000	-	-	-	20,000
Jiancong Huang, Independent Director	-	-	-	-	-
Songlin Li, Independent Director	-	-	-	-	-

Clawback Policy

On December 1, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

C.	Board Practices

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

Board of Directors

Our board of directors currently consists of five (5) directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

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

Corporate Governance

The business and affairs of the company are managed under the direction of our board. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the board has adopted procedures for communication with the officers and directors on December 8, 2022. Shareholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from stockholders are relayed to the members of the board.

Board Diversity

On August 6, 2021, the SEC approved NASDAQ’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, our Company, as a “foreign private issuer” with a board of directors of five or fewer members, is required to have at least one diverse board member or explain the reasons for not meeting this objective by the end of 2023. The matrix below provides certain highlights of the composition of our Board members based on self-identification as of September 30, 2023:

Board Diversity Matrix (As of September 30, 2023)

Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

As of September 30, 2023, we did not have at least one diverse director because we have not yet identified a suitable candidate. We are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our board. In this regard, we will continue our search for a suitable candidate. In searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the board, which will be one of several factors used in the search process. Further, we will continuously monitor the level of diversity and recruit qualified diverse candidates, including underrepresented individuals and/or female candidates, as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

●	Audit Committee: He “Henry” Huang (Chair), Songlin Li, Jiancong Huang

●	Compensation Committee: Songlin Li (Chair), Jiancong Huang, He “Henry” Huang

●	Nomination Committee: Jiancong Huang (Chair), Songlin Li, He “Henry” Huang

The Board has adopted an executive compensation recovery policy that recovers erroneously awarded incentive-based compensation if a company needs to prepare an accounting restatement due to the company’s noncompliance with any financial reporting requirement.

The Board has adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading.

The Board has adopted a written disclosure policy, which applies to all directors, officers and employees of the Company and its wholly owned subsidiaries, to ensure that communications to the investing public about the Company are timely, factual and accurate and are broadly disseminated in accordance with all applicable legal and regulatory requirements.

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

The Board also adopted a corporate governance policy for its website content, as well as procedures for shareholder’s communication with Directors. With all of the above referenced charters and procedures in place, the Company is committed to corporate governance practices that are compliance with applicable laws, regulations and exchange requirements.

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

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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

Limitation of Director and Officer Liability

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any indemnification provision may be held by the Cayman Islands courts to be contrary to public policy (for example, a provision for indemnification against civil fraud or the consequences of committing a crime).

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

Involvement in Certain Legal Proceedings

To the best of our knowledge, as of the date of this annual report, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

D.	Employees

We had 362, 360 and 382 employees for our continuing operations in 2023, 2022, and 2021 fiscal years, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially the same terms on mutual agreements. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2023 fiscal	2022 fiscal	2021 fiscal
Department	year	year	year
Production	158	127	127
Technical	75	75	75
Sales	50	63	72
Quality Control	23	35	41
Administration	26	32	39
Accounting	12	13	13
Trade	4	7	7
Procurement	8	5	5
Security	6	3	3
Total	362	360	382

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local PRC governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries and performance-based bonuses. None of our employees is represented by any collective bargaining arrangements. We believe we have maintained good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned are based on 14,259,182 ordinary shares issued and outstanding as of February 2, 2024. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of February 2, 2024 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Di Wang(3)	8,336,000	58.461%
Jueqin Wang(4)	1,664,000	11.670%
Huisen Wang	0	0%
Jianping Xiang	20,000	0.14%
He “Henry” Huang	2,000	0.014%
Songlin Li	0	0%
Jiancong Huang	0	0%
All directors and executive officers as a group (5 persons)	10,022,000	70.285%

5% Beneficial Owners:
Yongqiang Donghai Limited(3)	8,336,000	58.461%
Yongqiang Maituo Limited(4)	1,664,000	11.670%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 14,259,182 ordinary shares issued and outstanding as of February 2, 2024.

(3)	Di Wang is deemed to beneficially own 8,336,000 ordinary shares through Yongqiang Donghai Limited, a British Virgin Islands company holding 8,336,000 shares of our ordinary shares. Di Wang has the sole voting and dispositive power of all the shares held by Yongqiang Donghai Limited through certain entrustment agreement with the shareholders of Yongqiang Donghai Limited.

(4)	Jueqin Wang is deemed to beneficially own 1,664,000 ordinary shares through Yongqiang Maituo Limited, a British Virgin Islands company holding 1,664,000 shares of our ordinary shares. Jueqin Wang has the sole voting and dispositive power of all the shares held by Yongqiang Maituo Limited.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

B.	Related Party Transactions

Related Parties

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang, principal shareholder of the Company
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co. (Huadi Material)	An entity 100% owned by Jueguang Wang, Immediate family member of Jueqin Wang
Wenzhou Maituo International Trade Ltd. (“Wenzhou Maituo”)	An entity controlled by Meiling Wang, Immediate family member of Jueqin Wang
Jueqin Wang	Principal shareholder of the Company
Di Wang	Principal shareholder of the Company
Jueguang Wang	Immediate family member of Jueqin Wang
Meiling Wang	Immediate family member of Jueqin Wang
Bing Zhang	Principal shareholder of the Company

Related Party Tranctions

2023 Fiscal year

During the year ended September 30, 2023, the Company purchased a total of $679,210 raw materials from Taizhou Huadi, and sold a total of $239,640 piping products to Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2023, the Company had outstanding accounts payable of $3,692,394 to this entity. Besides, the Company borrowed $6,858,500 from Taizhou Huadi as working capitals to support the Company’s operations. The borrowing was unsecured, due on demand, and interest free. As of September 30, 2023, the borrowing has been fully repaid.

During the year ended September 30, 2023, the Company sold a total of $520 steel materials to Huadi Material. As of September 30, 2023, the Company had advance balance of $385,605 from this entity.

During the year ended September 30, 2023, the Company received $623,629 in advance from Wenzhou Maituo for piping products.

During the year ended September 30, 2023, the Company leased an office to Huashang with annual rent amounted $26,235, and the Company recorded $19,550 rental income. As of September 30, 2023, the Company had advance balance of $6,462 from this entity.

During the year ended September 30, 2023, the Company repayment RMB 2,000,000 ($274,123 in USD) to Di Wang. The borrowing was made in previous years to support the Company’s operations, which was unsecured, due on demand, and interest free.

2022 Fiscal year

During the year ended September 30, 2022, the Company purchased a total of $4,649,636 raw materials from Taizhou Huadi, and sold a total of $1,990,329 piping products to Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2022, the Company had outstanding accounts payable of $2,439,105 to this entity.

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

Related Party Balances

Net outstanding balances with related parties consisted of the following as of this annual report and September 30, 2023 and 2022:

Accounts	Name of related parties	2023	2022
Accounts payable	Taizhou Huadi Industrial Ltd. (1)	$3,692,394	$2,439,105
Advance from customer	Taizhou Huadi Material Technology Co. (2)	385,605	395,498
Advance from customer	Wenzhou Maituo International Trade Ltd. (3)	623,629	-
Advance from customer	Huashang Micro Finance Co. (4)	6,462	-
Due to related parties – current portion	Di Wang (5)	-	(281,156)
Due to related parties – current portion	Jueqin Wang (6)	-	(325,830)
Due to related parties – noncurrent portion	Jueqin Wang (6)	(317,680)

(1)	The balances with the related party are payables for raw materials. The amount is trade nature. As of the date of this annual report, the amount due to Taizhou Huadi has been $3,692,394.
(2)	The balances with the related part are advances from Huadi Material for steel pipes. The amount is trade nature. As of the date of this annual report, the amount due to Huadi Material has been $385,605.
(3)	The balances with the related part are advances from Wenzhou Maituo for steel pipes. The amount is trade nature. As of the date of this annual report, the amount due to Wenzhou Maituo has been $623,629.
(4)	The balances with the related part are rental fees advance from Huashang. The amount is non-trade nature. As of the date of this annual report, the amount due to Huashang has been $nil.
(5)	The balances with the related part are unsecured, interest free with no specific repayment terms. The amount is non-trade nature. As of the date of this annual report, the amount due to Di Wang has been $nil.
(6)	The balances with the related part are unsecured, interest free with no specific repayment terms. The amount is non-trade nature. As of the date of this annual report, the amount due to Jueqin Wang has been $317,680.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Employment Agreements.”

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8. Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

See “Item 4. Information on the Company - B. Business Overview - Legal Proceedings.”

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

If we determine to pay dividends on any of our ordinary share in the future, as a holding company, we will depend on receipt of funds from our Hong Kong subsidiary, HK Beach.

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

For us to pay dividends to our shareholders, we will rely on payments made from Huadi Steel to Wenzhou Hongshun, and the distribution of such payments to HK Beach as dividends from Wenzhou Hongshun. Certain payments from Huadi Steel to Wenzhou Hongshun are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if Huadi Steel or its subsidiaries or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

	Market Price Per Share
	High	Low
Quarterly:
January 22, 2022 to March 31, 2022	$24.17	$14.17
April 1, 2022 to June 30, 2022	$31.40	$15.00
July 1, 2022 to September 30, 2022	$29.95	$14.23
October 1, 2022 to December 31, 2022	$192.88	$4.50
January 1, 2023, to March 31, 2023	$6.25	$3.00
April 1, 2023 to June 30, 2023	$13.18	$2.72
July 1, 2023 to September 30, 2023	$4.98	$3.26
October 1, 2023 to December 31, 2023	$3.43	$2.72

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “HUDI” since January 22, 2021.

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

Huadi International was incorporated on September 27, 2018 under the Companies Act (as amended) of the Cayman Islands, or the “Cayman Islands Companies Act”. As of September 30, 2023, there were 14,259,182 ordinary shares issued and outstanding.

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

Description of Ordinary Shares

Huadi International was incorporated on September 27, 2018 under the Cayman Islands Companies Act and our affairs are governed by our amended and restated memorandum and articles of association and the Cayman Islands Companies Act, and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, our company’s authorized share capital consists of 250,000,000 ordinary shares with a par value of US$0.0002 per share. As of February 2, 2024, there were 14,259,182 ordinary shares issued and outstanding.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the ordinary shares are regularly traded on The Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

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

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association - Description of Ordinary Shares” for a description of the rights of securities holders.

Use of Proceeds

Not applicable for annual reports on Form 20-F.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

(a)	As of September 30, 2023, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2023, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that He “Henry” Huang qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at http://ir.huadi.cc/.

Item 16C. Principal Accountant Fees and Services

HTL was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended September 30, 2023. TPS Thayer, LLC (“TPS Thayer”) was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended September 30, 2022 and 2021.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

HTL’s fees for the for the annual audit of our financial statements for the fiscal year ended September 30, 2023 was $180,000. TPS Thayer’s fees for the annual audit of our financial statements for the fiscal year ended September 30, 2022 and 2021 was $160,000 and $160,000, respectively.

Audit-Related Fees

Neither HTL nor TPS Thayer provided audit related service during the fiscal years ended September 30, 2023, 2022, and 2021.

Tax Fees

Neither HTL nor TPS Thayer provided tax services for the fiscal years ended September 30, 2023, 2022, and 2021.

All Other Fees

The Company has not paid HTL or TPS Thayer for any other services in fiscal years ended September 30, 2023, 2022, and 2021.

Audit Committee Pre-Approval Policies

Before HTL and TPS Thayer were engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by HTL and TPS Thayer have been so approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2023.

Item 16F. Change in Registrant’s Certifying Accountant

The Company changed its certifying accountant from TPS Thayer to HTL during the fiscal year ended September 30, 2023.

On July 10, 2023, Huadi International terminated TPS Thayer as the Company’s independent registered public accounting firm. The report of TPS Thayer on the financial statements of the Company for the fiscal years ended September 30, 2022 and 2021, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended September 30, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of Huadi International. During the fiscal year ended September 30, 2022 and through July 10, 2023, the date of dismissal, (a) there were no disagreements with TPS Thayer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TPS Thayer, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On the same date, the Audit Committee and the Board of Directors of Huadi International ratified the appointment of HTL) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the fiscal years ended September 30, 2022 and September 30, 2021 and any subsequent interim periods prior to the date of the engagement of HTL, neither the Huadi International, nor someone on its behalf, has consulted HTL regarding: (a) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (a) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market corporate governance rules. See “Risk Factors - Risks Related to Our Corporate Structure and Ordinary Shares - As a “controlled company” under the rules of the Nasdaq Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders” and “- As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cyber Security

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending September 30, 2024

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (Exhibit 3.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
1.2	Amended and Restated Memorandum and Articles of Association (Exhibit 3.2 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
2.1*	Description of Securities
4.1	Summary Translation of Employment Agreement by and between the Registrant and Di Wang (Exhibit 10.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.2	Summary Translation of Employment Agreement by and between the Registrant and Jueqin Wang (Exhibit 10.2 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.3	Summary Translation of Employment Agreement by and between the Registrant and Huisen Wang (Exhibit 10.3 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.4	Employment Agreement with Jianping Xiang (Exhibit 10.1 to the Form 6-K submitted on December 09, 2022 and is incorporated herein by reference)
4.5	Director Offer Letter with Songlin Li (Exhibit 10.5 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.6	Director Offer Letter with Jiancong Huang (Exhibit 10.6 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.7	Director Offer Letter with He “Henry” Huang (Exhibit 10.7 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.8	Entrustment Agreement among shareholders of Yongqiang Donghai Limited (Exhibit 10.8 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
11.2*	Insider Trading Policies
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of TPS Thayer
15.2*	Consent of HTL International, LLC
97.1*	Executive Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUADI INTERNATIONAL GROUP CO., LTD.

By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

Date: February 5, 2024

HUADI INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HTL INTERNATIONAL, LLC

To the Board of Directors and Shareholders of
Huadi International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huadi International Group Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ (deficit)/equity, and cash flows for the year ended September 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2023 and the results of its operations and its cash flows for the year ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ HTL International, LLC
HTL International, LLC
We have served as the Company’s auditor since 2023.
Houston, Texas
February 5, 2024

12 Greenway Plaza Suite 1100 | Houston, Texas 77046

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2021

Sugar Land, TX

February 15, 2023

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2023	2022
Assets
Current assets:
Cash and cash equivalents	$20,192,460	$13,195,999
Restricted cash	769,233	1,347,246
Accounts receivable, net of allowance for doubtful accounts of $2,391,641 and $2,197,396, respectively	22,630,275	19,658,188
Notes receivable	7,661,035	1,410,613
Inventories	26,706,629	24,867,708
Advances to suppliers, net	2,105,902	3,369,468
Other receivables	171,182	552,633
Total current assets	80,236,716	64,401,855
Property, plant and equipment, net	5,354,997	5,989,136
Land use rights, net	4,312,349	1,069,891
Long-term investments	12,515,817	12,836,916
Deferred tax assets	392,713	338,729
Other noncurrent assets	198,194	-
TOTAL ASSETS	$103,010,786	$84,636,527
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,434,031	$919,492
Accounts payable - related parties	3,692,394	2,439,105
Accrued expenses and other current liabilities	1,946,325	1,771,245
Notes payable	1,632,401	548,253
Advances from customers	2,393,021	4,005,942
Advances from customers - related parties	1,015,696	395,498
Due to related parties – current portion	-	606,986
Short-term borrowings	4,442,870	11,888,662
Long-term borrowings – current portion	43,860	-
Tax payable	4,009,849	3,126,778
Total current liabilities	22,610,447	25,701,961
Long-term borrowings	5,398,849	9,300,625
Due to related parties - noncurrent portion	317,680	-
TOTAL LIABILITIES	28,326,976	35,002,586

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,259,182 and 13,239,182 shares issued and outstanding, respectively	2,852	2,648
Additional paid-in capital	67,280,709	44,211,313
Statutory surplus reserves	874,518	494,223
Retained earnings	6,679,692	3,802,265
Accumulated other comprehensive (loss) income	(428,779)	873,059
Total equity attributable to Huadi International Group Co., Ltd.	74,408,992	49,383,508
Equity attributable to non-controlling interests	274,818	250,433
Total shareholders’ equity	74,683,810	49,633,941
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$103,010,786	$84,636,527

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2023	2022	2021
Sales	$83,113,259	$74,702,625	$67,006,655
Production service revenue	1,219,041	1,663,523	3,239,956
Cost of sales	(71,976,696)	(65,230,521)	(58,926,675)
Gross profit	12,355,604	11,135,627	11,319,936

Operating expenses:
Selling, general and administrative	7,338,320	6,452,173	6,684,410
Research and development	2,550,777	2,330,913	2,057,547
Foreign currency transaction (gains) loss	(644,118)	-	-
Total operating expenses	9,244,979	8,783,086	8,741,957

Operating income	3,110,625	2,352,541	2,577,979

Other income (expenses):
Interest income (expenses), net	(296,265)	(1,629,642)	(2,058,461)
Other income (expenses), net	701,751	1,398,173	1,948,527
Total other income (expenses), net	405,486	(231,469)	(109,934)

Income before income taxes	3,516,111	2,121,071	2,468,045

Income tax (provision) benefit	(220,854)	(173,017)	89,000

Net income	3,295,257	1,948,054	2,557,045
Net income attributable to non-controlling interests	37,535	23,852	25,570

Net income attributable to Huadi International Group Co., Ltd.	$3,257,722	$1,924,202	$2,531,475

Net income	$3,295,257	$1,948,054	$2,557,045

Other comprehensive (loss) income:
Foreign currency translation adjustment	(1,314,988)	(3,792,527)	1,452,328

Total comprehensive income (loss)	1,980,269	(1,844,473)	4,009,373
Comprehensive income attributable to non-controlling interests	24,385	(14,073)	40,093

Comprehensive income attributable to Huadi International Group Co., Ltd.	$1,955,884	$(1,830,400)	$3,969,280

Basic and diluted earnings per share
Basic	$0.23	$0.15	$0.21
Diluted	$0.23	$0.15	$0.21
Weighted average numbers of common shares outstanding
Basic	14,138,525	13,228,682	12,116,079
Diluted	14,138,525	13,228,682	12,116,079

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Statutory Surplus Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2020	10,000,000	$2,000	$22,531,620	$(159,189)	$3,189,856	$-	$25,564,287	$224,413	$25,788,700

Stock offering, net of offering cost	3,125,000	625	21,663,716	-	-	-	21,664,341	-	21,664,341
Stock-based compensation	2,000	-	16,000	-	-	-	16,000	-	16,000
Foreign currency translation gain	-	-	-	-	1,437,805	-	1,437,805	14,523	1,452,328
Net income	-	-	-	2,275,770	-	255,705	2,531,475	25,570	2,557,045

Balance at September 30, 2021	13,127,000	2,625	44,211,336	2,116,581	4,627,661	255,705	51,213,908	264,506	51,478,414

Warrant exercise	112,182	23	(23)	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	(3,754,602)	-	(3,754,602)	(37,925)	(3,792,527)
Net income	-	-	-	1,685,684	-	238,518	1,924,202	23,852	1,948,054
Balance at September 30, 2022	13,239,182	2,648	44,211,313	3,802,265	873,059	494,223	49,383,508	250,433	49,633,941

Share issuance	1,000,000	200	23,009,800	-	-	-	23,010,000	-	23,010,000
Statutory reserves	-	-		(380,295)		380,295	-	-	-
Stock-based compensation	20,000	4	59,596	-	-	-	59,600	-	59,600
Foreign currency translation gain	-	-	-	-	(1,301,838)	-	(1, 301,838)	(13,510)	(1,314,988)
Net income	-	-	-	3,257,722	-	-	3,257,722	37,535	3,295,257
Balance at September 30, 2023	14,259,182	2,852	67,280,709	6,679,692	(428,779)	874,518	74,408,992	274,818	74,683,810

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(IN U.S. DOLLARS)

	2023	2022	2021
Cash Flows from Operating Activities:
Net income	$3,295,257	$1,948,054	$2,557,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	657,107	792,888	735,333
Amortization	58,778	32,087	32,349
Stock-based compensation	59,600	-	-
Bad debt expense (recovery)	430,708	(564,283)	(153,676)
Deferred tax benefits (expenses)	(64,606)	173,017)	(89,000)
Loss (gain) on disposal of fixed assets	(2,557)	-	1,767
Foreign currency transaction (gain) loss	(644,118)	-
Changes in operating assets and liabilities:
Accounts receivable	(3,840,784)	4,080,722	(8,823,928)
Notes receivable	(6,501,994)	1,018,351	(1,987,871)
Inventories	(2,545,634)	(4,653,336)	(756,588)
Advances to suppliers	1,103,735	85,084	(2,727,661)
Advances to suppliers – related party	-	5,457,504	78,283
Other receivables	380,277	(132,062)	2,006,975
Other noncurrent assets	(261,810)
Accounts payable	3,984,378	1,960,756	(238,638)
Accrued expenses and other current liabilities	226,934	(91,961	372,155
Notes payable	1,135,639	(1,678,680)	707,021
Advances from customers	(912,997)	188,878	3,040,106
Tax payable	836,701	(589,163)	(402,478)
Net cash (used in) provided by operating activities	(2,447,726)	8,027,856	(5,648,806)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(157,571)	(206,175)	(917,539)
Purchases of land-use-right	(3,440,489)	-	-
Proceeds from disposition of property, plant and equipment	4,015	-	20,285
Net cash (used in) provided by investing activities	(3,594,045)	(206,175)	(897,254)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	5,588,190	21,719,160	35,820,322
Repayments on short-term borrowings	(12,982,576)	(41,712,446)	(35,265,552)
Proceeds from long-term borrowings	5,639,913	10,095,831	-
Repayments on long-term borrowings	(9,389,931)
Proceeds from stock offering, net of offering costs	23,010,000	-	21,680,341
proceeds from related parties	6,858,500	305,226	6,223,875
Repayments to related parties	(7,142,055)	(152,628)	(7,182,813)
Net cash provided by (used in) financing activities	11,582,041	(9,744,857)	21,276,173

Effect of exchange rate changes on cash and cash equivalents and restricted cash	878,178	(188,294)	219,398

Net (decrease) increase in cash and cash equivalents and restricted cash	6,418,448	(2,111,470)	14,949,511)
Cash and cash equivalents and restricted cash at the beginning of year	14,543,245	16,654,715	1,705,204
Cash and cash equivalents and restricted cash at the end of year	$20,961,693	$14,543,245	$16,654,715

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$25,773	$64,016	$480,495
Cash paid for interest	$442,748	$1,151,567	1,550,082

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Huadi International Group Co., Ltd. (“Huadi International”)	Cayman Island	September 27, 2018	Parent
Yongqiang Tuoxing Limited. (“Yongqiang Tuoxing”)	British Virgin Island	October 2, 2018	100% by the Parent
Hong Kong Beach Limited. (“HK Beach”)	Hong Kong	November 7, 2018	100% by Yongqiang Tuoxing
Wenzhou Hongshun Stainless Steel Limited. (“Hongshun”)	Wenzhou, China	June 3, 2019	100% by HK Beach
Huadi Steel Group Limited. (“Huadi Steel”)	Wenzhou, China	November 12, 1998	99% by Hongshun
Huadi (Songyang) Co., Ltd. (“Huadi Songyang”)	Songyang, China	June 15, 2023	100% by HK Beach

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. There are currently 14,259,182 issued and outstanding ordinary shares. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

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

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. HK Beach did not have any operations as of September 30, 2023.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China.  The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of September 30, 2023.

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

Huadi (Songyang) Co., Ltd. (“Huadi Songyang”)

Huadi Songyang was incorporated on June 15, 2023 in China and is a wholly owned subsidiary of HK Beach. Huadi Songyang is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. Huadi Songyang is established for the purpose of expanding product line of industrial steel pipe and tube products manufacture and distribution.

Except where the context otherwise requires and for purposes of this financial statement only, “the Company”, “we”, “us”, “our company”, “our” and “Huadi” refer to the above-mentioned entities.

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of September 30, 2023.

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

Impact of COVID-19

There has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closures of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in China, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Although we are currently fully functional, potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We have experienced some disruption to our supply chain during the PRC government mandated lockdown, with suppliers delay in delivering materials and equipment, which caused a delay in progress of our projects. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to deliver our products and services to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the COVID-19 pandemic resulted in increased transport times to deliver our products to customers. This limited our ability to fulfill orders and we were unable to satisfy all of the demand for our products or service in a timely manner, which adversely affected our revenue and relationships with our customers.

●	In March 2022, a new COVID-19 subvariant (omicron) outbreak hit China and spread faster and more easily than variants of the previous virus. As a result, a new round of lockdown, quarantines or travel restrictions was imposed upon different provinces or cities in China by the relevant local government authorities. The Company’s product sales and production service revenue were adversely affected during the first half of the year ended September 30, 2023. After control measures were eased in December 2022 and daily life returned to normal for consumers, the sales in the PRC gradually recovered in the second half of the year ended September 30, 2023.

The World Health Organization (WHO) announced on May 5, 2023 that COVID-19 is no longer a public health emergency of international concern. In the long term, the aftermath of the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries and may result in a global economic downturn or a recession. This would likely adversely affect demand on some of our products or services, which may, in turn negatively impact our results of operations.

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

Foreign Currency Transaction and Translation

The Company’s reporting currency is United States Dollars (“US$”). The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”).

Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in operating expense in the Consolidated Statements of Income and Comprehensive Income (Loss).

The financial statements of the Company’s subsidiaries in PRC are translated from RMB into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than net income generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive (loss) / income in the Consolidated Statements of Income and Comprehensive Income (Loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive (loss) / income in the Consolidated Balance Sheets.

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2023	2022	2021
Period Ended RMB: USD exchange rate	7.2960	7.1135	6.4434
Period Average RMB: USD exchange rate	7.0533	6.5532	6.5072

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company has bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset. Restricted cash is included in the beginning or ending balance of cash and cash equivalents and restricted cash in the consolidated statements of cash flows.

As of September 30, 2023 and 2022, restricted cash was $769,233 and $1,347,246, respectively. No cash is restricted to assure future credit availability.

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

The allowance for doubtful accounts recognized as of September 30, 2023 and 2022 was $2,391,641 and $2,197,396, respectively.

Notes Receivable

Notes receivable represent bank acceptance notes and commercial acceptance notes the Company receives from its customers in exchange for goods or services that it has transferred to customers. The notes generally range from three to six months from the date of issuance. The carrying value of notes receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected.

As part of the regular business and in case of immediate cash needs, the Company sells its notes receivable at a discount with or without recourse. Notes receivables are considered sold and derecognized from balance sheet when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivables. If the Company does not surrender control, typically for those arrangements with recourse, the cash received from the purchaser is accounted for as a secured borrowing. In the case of arrangements with recourse, notes receivables are not derecognized.

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

There were no write-downs recognized of inventories for the years ended September 30, 2023, 2022 and 2021.

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

The allowance for advance to suppliers recognized as of September 30, 2023 and 2022 was $171,538 and $60,794, respectively.

Property and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-50 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years

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

Long-term Investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt the cost-minus-impairment measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the cost-minus-impairment measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2023, 2022 and 2021.

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other current liabilities, notes receivable, notes payable, bank loans, and other receivables, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2023 and 2022.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2023 and 2022.

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

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on October 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at October 1, 2018, since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from sales of steel piping products, (2) revenue from production service.

(1)	Revenue from sales of steel piping products

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed. The customer does not have the option to purchase the warranty separately. Also, the warranty does not provide a service to the customer beyond fixing defects that existed at the time of sale. Thus, the warranty is assurance-type, and historically customer returns have been immaterial.

Sales revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time). The Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well as assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers. Product delivery is evidenced by signed receipt documents and title transfers upon delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. As a result, the Company expects returns to be minimal.

(2)	Revenue from production service

The Company identifies the product processing agreement as contract. For each contract, the Company considers the promise to provide production service, each of which are distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal. The transaction price is clearly stated on the contract and not subject to adjustment. The Company allocates the transaction price to each distinct service based on their relative standalone selling price. Production service revenue is recognized when production order is completed and transferred to customer,

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract fulfillment cost and contract acquisition costs as of September 30, 2023 and 2022.

Contract balance

The Company does not have amounts of contract assets since revenue is recognized at a point in time. Contract liabilities are presented as advance from customers on the consolidated balance sheet. Contract liabilities are recognized when the Company receives prepayment from customers resulting from purchase order or product processing agreement. Contract liabilities will be recognized as revenue when the products are delivered. As of September 30, 2023 and 2022, the balance of advance from customers amounted to $3,408,717 and $4,401,440, respectively. For the years ended September 30, 2023 and 2022, the beginning balance of advance from customers of $3,733,552 and $4,240,827 were recognized as revenue when the products are delivered.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

For the years ended September 30, 2023, 2022 and 2021, the Company received government grants of $373,032, $355,925 and $1,190,882, respectively. The grants were recorded as other income in the consolidated statements for income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling, general and administrative expense. Shipping and handling costs were $1,749,338, $1,232,430 and $1,341,712 for the years ended September 30, 2023, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Advertising costs were $157,293, $167,459 and $237,563 for years ended September 30, 2023, 2022 and 2021 respectively.

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

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the years ended September 30, 2023, 2022 and 2021.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. The Company maintains most bank accounts in PRC. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest.

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

As of September 30, 2023 and 2022, we had cash and cash equivalents of $20,192,460 and $13,195,999, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of accounting standards until they would apply to private companies.

New Accounting Pronouncements Recently Adopted

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. The adoption of this ASU on October 1, 2022 did not have a material effect on the Company’s consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. Early adoption is permitted. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2023. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2023 and 2022 consisted of the following:

	2023	2022
Accounts receivable	$25,021,916	$21,855,584
Less: allowance for doubtful accounts	(2,391,641)	(2,197,396)
Accounts receivable, net	$22,630,275	$19,658,188

The Company’s customers are for the most part, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers. The average accounts receivable turnover period was approximately 105 days, 108 days and 106 days for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2023 and 2022 are as follow:

	2023	2022
Beginning balance	$2,197,396	$3,066,937
Addition (reduction) of bad debt allowance	257,784	(580,631)
Exchange difference	(63,539)	(288,910)
Ending balance	$2,391,641	$2,197,396

No bad debt write-off recorded by the Company during the years ended September 30, 2023 and 2022.

NOTE 4 – NOTES RECEIVABLE

Notes receivable consisted of bank acceptance notes and commercial acceptance notes of $7,661,035 and $1,410,613 received from the Company’s customers as of September 30, 2023 and 2022, respectively. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company, and most notes were guaranteed by banks.

Factored notes receivables with recourse amounted $4,442,870 and $nil were recorded as short-term borrowings as of September 30, 2023 and 2022, respectively.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2023 and 2022 consisted of the following:

	2023	2022
Raw materials	$13,243,104	$6,610,565
Work in process	247,113	5,421,908
Finished goods	13,216,411	12,835,235
Total	$26,706,629	$24,867,708

There was no inventory write-downs recognized for the years ended September 30, 2023, 2022 and 2021.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2023 and 2022 consisted of the following:

	2023	2022
Buildings	$2,913,471	$2,988,217
Machinery and equipment	9,631,702	9,776,164
Transportation vehicles	1,013,593	1,014,921
Office equipment	611,129	626,808
Total property plant and equipment, at cost	14,169,895	14,406,110
Less: accumulated depreciation	(8,814,898)	(8,416,974)
Property, plant and equipment, net	$5,354,997	$5,989,136

Depreciation expense was $657,107, $792,888 and $735,333 for the years ended September 30, 2023, 2022 and 2021, respectively.

During fiscal year ended September 30, 2023, the Company sold fixed assets with a net carrying value of $1,410, and recorded gain on sale of fixed assets of $2,557. During fiscal year ended September 30, 2022, no fixed asset was sold.

As of September 30, 2023 and 2022, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – LAND USE RIGHTS

Land use rights as of September 30, 2023 and 2022 consisted of the following:

	2023	2022
Land use rights, cost	$4,824,826	$1,537,236
Less: accumulated amortization	(512,477)	(467,345)
Land use rights, net	$4,312,349	$1,069,891

Amortization expense was $58,778, $32,087 and $32,349 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of September 30, 2023 and 2022:

	2023	2022
Huashang Micro Finance Co.	$5,208,333	$5,341,956
Longwan Rural Commercial Bank	6,165,296	6,323,469
Wenzhou Longlian Development Co., Ltd	1,142,188	1,171,491
Total long-term investments, at cost	$12,515,817	$12,836,916
Add: upward adjustments	-	-
Less: impairment and downward adjustments	-	-
Long-term investments	$12,515,817	$12,836,916

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD). The Company carries this investment at cost-minus-impairment measurement alternative on its consolidated balance sheets. The Company did not receive any dividend income from Huashang during the years ended September 30, 2023, 2022 and 2021.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at at cost-minus-impairment measurement alternative on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the years ended September 30, 2023, 2022 and 2021.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at at cost-minus-impairment measurement alternative on its consolidated balance sheets. During the year ended September 30, 2023, the Company received dividend income of RMB 1,764,000 ($250,096 in USD) from LRCB. During the year ended September 30, 2022, the Company received dividend income of RMB 2,756,250 ($420,596 in USD) from LRCB. During the year ended September 30, 2021, the Company received dividend income of RMB 2,822,400 ($433,735 in USD) from LRCB.

The ownership percentage of the above long-term investments has not changed during the fiscal year ended September 30, 2023. During the years ended September 30, 2023 and 2022, no impairment of long-term investment was recognized, and no changes resulting from observable price changed.

NOTE 9 – NOTES PAYABLE

Notes payable consisted of bank notes payable of $1,632,401 and $548,253 provided by the Company to its suppliers as of September 30, 2023 and 2022, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of fund at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2023 and 2022:

	2023	2022
Accrued payroll and other welfare	$1,591,880	$1,441,625
Other accrued expenses	354,445	329,620
Total	$1,946,325	$1,771,245

NOTE 11 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term and long-term borrowings consisted of the following as of September 30, 2023 and 2022:

	2023	2022
Short-term borrowings	$4,442,870	$11,888,662
Long-term borrowings
Current portion	$43,860	$-
Non-current portion	5,398,849	9,300,625
Total long-term borrowings	$5,442,709	$9,300,625

Short-term borrowings

Short-term borrowings outstanding at September 30, 2023 were undue factored notes receivable with recourse as shown in Note 4. These notes receivable will be expired in no more than six months from September 30, 2023.

Short-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		7,000,000	$984,044	11/12/2021	11/11/2022	4.35%
Agricultural Bank		9,990,000	1,404,372	11/23/2021	11/22/2022	4.35%
Agricultural Bank		9,500,000	1,335,489	12/1/2021	11/25/2022	4.35%
Agricultural Bank		5,700,000	801,293	12/23/2021	12/22/2022	4.30%
Agricultural Bank		9,990,000	1,404,372	12/29/2021	12/10/2022	4.35%
Agricultural Bank		5,000,000	702,889	1/6/2022	1/4/2023	4.35%
Agricultural Bank		8,400,000	1,180,853	3/7/2022	3/2/2023	4.35%
Agricultural Bank		9,990,000	1,404,372	8/5/2022	8/3/2023	4.30%
Hua Xia Bank		500,000	70,289	1/28/2022	1/15/2023	4.65%
Hua Xia Bank		9,000,000	1,265,200	4/26/2022	4/15/2023	4.65%
Hua Xia Bank		9,500,000	1,335,489	5/24/2022	5/11/2023	4.65%
Total	RMB	84,570,000	$11,888,662

Long-term borrowings

Long-term borrowings consisted of the following at September 30, 2023:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,930,000	$1,361,020	4/28/2022	4/25/2025	3.95%
Agricultural Bank		9,940,000	1,362,390	12/9/2022	12/8/2025	3.95%
Agricultural Bank		9,940,000	1,362,390	12/15/2022	12/13/2025	3.95%
Agricultural Bank		9,900,000	1,356,909	9/26/2023	9/25/2026	3.45%
Total	RMB	39,710,000	$5,442,709

Long-term borrowings consisted of the following at September 30, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,900,000	$1,391,720	3/17/2022	3/16/2025	4.35%
Agricultural Bank		9,950,000	1,398,749	3/18/2022	3/5/2025	4.35%
Agricultural Bank		9,850,000	1,384,691	3/18/2022	2/25/2025	4.35%
Agricultural Bank		9,900,000	1,391,720	3/18/2022	2/15/2025	4.35%
Agricultural Bank		6,600,000	927,813	3/31/2022	3/25/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/19/2022	4/17/2025	4.35%
Agricultural Bank		9,980,000	1,402,966	4/28/2022	4/25/2025	4.35%
Total	RMB	66,160,000	$9,300,625

The following is a maturity analysis of long-term borrowings as of September 30, 2023:

	RMB	USD
Years ending September 30,
2024	320,000	$43,860
2025	10,050,000	1,377,467
2026	29,340,000	4,021,382
2027	-	-
2028 and thereafter	-	-
Total long-term borrowings	39,710,000	$5,442,709

Pledges and Guarantees

The Company’s short-term and long-term bank borrowings are pledged by its assets as listed below:

	As of September 30,
	2023	2022
Buildings, net	$23,860	$-
Land use right, net	414,738	617,430
Total	$438,598	$617,430

Interest expense

For the years ended September 30, 2023, 2022 and 2021, interest expense on all short-term borrowings, long-term borrowings and notes payable amounted to $442,748, $1,151,567 and $1,550,082, respectively.

NOTE 12 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

Customer concentration

The Company had no significant customer during the year ended September 30, 2023. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2023, which combined accounted for 22.00% of the Company’s total accounts receivable.

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

Supplier concentration

For the year ended September 30, 2023, two suppliers accounted for 25.98% and 12.39% of the Company’s total purchase. There were four suppliers that have significant concentration (over 10%) of total accounts payable for the year ended September 30, 2023, which accounted for 24.45%, 23.32%, 17.17% and 14.62% of the Company’s total accounts payable.

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

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 13 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties:

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang, principal shareholder of the Company
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co. (Huadi Material)	An entity 100% owned by Jueguang Wang, Immediate family member of Jueqin Wang
Wenzhou Maituo International Trade Ltd. (“Wenzhou Maituo”)	An entity controlled by Meiling Wang, Immediate family member of Jueqin Wang
Jueqin Wang	Principal shareholder of the Company
Di Wang	Principal shareholder of the Company
Jueguang Wang	Immediate family member of Jueqin Wang
Meiling Wang	Immediate family member of Jueqin Wang
Bing Zhang	Principal shareholder of the Company

2) Related party transactions

2023 Fiscal year

During the year ended September 30, 2023, the Company purchased a total of $679,210 raw materials from Taizhou Huadi, and sold a total of $239,640 piping products to Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2023, the Company had outstanding accounts payable of $3,692,394 to this entity. Besides, the Company borrowed $6,858,500 from Taizhou Huadi as working capitals to support the Company’s operations. The borrowing was unsecured, due on demand, and interest free. As of September 30, 2023, the borrowing has been fully repaid.

During the year ended September 30, 2023, the Company sold a total of $520 steel materials to Huadi Material. As of September 30, 2023, the Company had advance balance of $385,605 from this entity.

During the year ended September 30, 2023, the Company received $623,629 in advance from Wenzhou Maituo for piping products.

During the year ended September 30, 2023, the Company leased an office to Huashang with annual rent amounted $26,235, and the Company recorded $19,550 rental income. As of September 30, 2023, the Company had advance balance of $6,462 from this entity.

During the year ended September 30, 2023, the Company repaid RMB 2,000,000 ($274,123 in USD) to Di Wang. The borrowing was made in previous years to support the Company’s operations, which was unsecured, due on demand, and interest free.

2022 Fiscal year

During the year ended September 30, 2022, the Company purchased a total of $4,649,636 raw materials from Taizhou Huadi, and sold a total of $1,990,329 piping products to Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2022, the Company had outstanding accounts payable of $2,439,105 to this entity.

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

3) Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2023 and 2022:

Accounts	Name of related parties	2023	2022
Accounts payable	Taizhou Huadi Industrial Ltd.	$3,692,394	$2,439,105
Advance from customer	Taizhou Huadi Material Technology Co.	385,605	395,498
Advance from customer	Wenzhou Maituo International Trade Ltd.	623,629	-
Advance from customer	Huashang Micro Finance Co.	6,462	-
Due to related parties – current portion	Di Wang	-	(281,156)
Due to related parties – current portion	Jueqin Wang	-	(325,830)
Due to related parties – noncurrent portion	Jueqin Wang	(317,680)	-

NOTE 14 – SHAREHOLDERS’ EQUITY

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

On January 26, 2021, the Company completed its initial public offering (“IPO”) of 3,125,000 shares of its common stock at a public offering price of $8.00 per share. The gross proceeds from the offering were approximately $25 million before deducting placement agents’ commissions and other offering expenses. The offering was conducted on a firm commitment basis. The Company issued warrants to the Underwriters equal to six percent (6%) of the shares issued in the IPO (the “Representative Warrants”). The Representative Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than four and one-half years from the effective date of the registration statement in compliance with FINRA Rule 5110(f)(2)(G)(i). The Representative Warrants are exercisable at a per share price of $10.00, which is 125% of the Public Offering Price. The Representative Warrants are also exercisable on a cashless basis. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. During the fiscal year ended September 30, 2022, all warrants were exercised on cashless basis and 112,182 shares of Company’s ordinary shares were issued.

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

On November 7, 2022, the Company entered into a securities purchase agreement with two institutional investors pursuant to which the Company agreed to sell up to 3,500,000 ordinary shares, par value $0.0002 per share, in a registered direct offering. On November 9, 2022, the Company closed the Offering for the sale of 1,000,000 ordinary shares. The Company received gross proceeds from the sale of the Shares of approximately $25,000,000, before deducting placement agent fees and other offering expenses. The Company has agreed to grant each purchaser, for a period of one ninety (90) days after the closing date, or for an additional thirty (30) days thereafter at the election of the Company, the right to purchase additional ordinary shares in an aggregate amount equal to up to 250% of the Shares issued or issuable to each purchaser pursuant to the Purchase Agreement, on the same terms, conditions and price at the purchase of the ordinary shares. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2023, all warrants have been expired.

Stock-based compensation

On April 20, 2023, the Company granted an aggregate of 20,000 annual bonus share (the “Bonus Shares”) to its Chief Financial Officer Mr. Jianping Xiang. The stock-based compensation expense in relation to the Bonus Shares have been recognized based on the fair value on the share price of $2.98 on the grant date. As of September 30, 2023, the 20,000 shares have been issued to Mr. Jianping Xiang. For the year ended September 30, 2023, the Company recognized $59,600 for the compensation cost.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of September 30, 2023 and 2022.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WFOEs and Huadi Steel (collectively, the “Huadi PRC Subsidiaries”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Huadi PRC Subsidiaries.

Huadi PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, Huadi PRC Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Huadi PRC Subsidiaries may allocate a portion of their respective after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Huadi PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Huadi PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2023 and 2022, amounts restricted are the paid-in-capital and statutory reserve of Huadi PRC Subsidiaries as follows:

	As of September 30,
	2023	2022
Statutory reserves	$874,518	$494,223
Paid-in-capital	13,775,036	10,225,336
Total restricted net assets	$14,649,554	$10,719,559

NOTE 15 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

Cayman Islands

Huadi International is incorporated in Cayman Island as an offshore holding company. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Tuoxing is incorporated in British Virgin Islands as an offshore holding company. Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

HK Beach is established in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, HK Beach, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. HK Beach is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2023, 2022 and 2021.

PRC

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

Huadi Songyang is established in PRC and is subject to statutory income tax rate at 25%.

Income taxes for the years ended September 30, 2023, 2022 and 2021 are attributed to the Company’s continuing operations in China and consisted of:

	2023	2022	2021
Current income tax	$285,460	$-	$-
Deferred income tax	(64,606)	173,017	(89,000)
Total income tax expense (benefits)	$220,854	$173,017	$(89,000)

Income tax expense reconciliation are as follows:

	2023	2022	2021
Income before taxes	$3,516,111	$2,121,071	$2,468,045
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	$527,417	318,161	370,207
Rate differences in various jurisdictions	82,748
Tax effect of R&D expenses deduction	(382,617)	(281,013)	(231,474)
Tax effect of non-taxable investment income and government grant	(37,514)	(37,148)	(227,733)
Tax effect of non-deductible expenses	30,820	173,017	-
Income tax expenses (benefits)	$220,854	$173,017	$(89,000)

Deferred tax assets

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at September 30, 2023 and 2022 are presented below:

	As of September 30,
	2023	2022
Deferred tax assets:
Bad debt allowance	$392,713	$338,417
Loss carryforward	2,076	312
DTA allowance	(2,076)	-
Total	$392,713	$338,729

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2023 and 2022 the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	As of September 30,
	2023	2022
Income tax payable	$3,507,752	$3,340,256
VAT and tax payable (receivable)	502,097	(213,478)
Total tax payable	$4,009,849	$3,126,778

NOTE 16 – COMMITMENT AND CONTINGENCIES

As of September 30, 2023 and 2022, the Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2023 and 2022, the Company determined no estimated loss from contingencies should be accrued.

NOTE 17 – SEGMENT REPORTING

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

Revenue disaggregation

The following table presents revenue by business lines:

	For the Years Ended September 30,
	2023	2022	2021
Revenue
Sales	$83,113,259	$74,702,625	$67,006,655
Production service revenue	1,219,041	1,663,523	3,239,956
Total revenue	$84,332,300	$76,366,148	$70,246,611

Geographical areas

The following table presents revenues by geographic areas for the years ended September 30, 2023.

	September 30, 2023
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$73,744,662	87.45%
USA	7,146,478	8.47%
India	1,596,243	1.89%
Mexico	577,416	0.68%
Australia	385,111	0.46%
Other foreign countries	882,390	1.05%

The following table presents revenues by geographic areas for the years ended September 30, 2022.

	September 30, 2022
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$64,787,186	84.69%
USA	7,628,332	9.97%
Taiwan	1,296,863	1.70%
Australia	1,191,512	1.56%
Marshall Islands	730,039	0.95%
Other foreign countries	868,364	1.13%

The following table presents revenues by geographic areas for the years ended September 30, 2021.

	September 30, 2021
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$53,130,894	81.22%
USA	5,740,265	8.78%
India	4,191,611	6.41%
Australia	546,807	0.84%
Switzerland	514,951	0.79%
Other foreign countries	6,122,083	1.96%

Due to the nature of the Company’s products, it is impractical to disclose revenues generated from each product or each group of similar products. Also, as the Company’s long-lived assets are primarily located in the PRC, no geographical segments are presented.

NOTE 18 – OTHER INCOME (EXPENSE), NET

Other income (expense), net for the year ended September 30, 2023, 2022 and 2021 consisted of the following:

	For the Years Ended September 30,
	2023	2022	2021
Government grants	$373,032	$355,925	$1,190,882
Dividend income	250,096	420,596	433,735
Rental income	85,437	-	-
Bad debt recovery	-	564,283	153,676
Other net miscellaneous income (expenses)	(6,814)	57,369	170,234
Total	$701,751	$1,398,173	$1,948,527

NOTE 19 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after September 30, 2023, up through February 5, 2024, the date the Company issued the consolidated financial statements and concluded that no other material subsequent events except for the disclosed below:

Bank borrowings

Borrowings repayment and renewal

From September 30, 2023 to the date the audited consolidated financial statements were available to be issued, the Company fully repaid its long-term borrowings of $5,442,709 (RMB 39,710,000).

New borrowings

As the date the audited consolidated financial statements were available to be issued, the Company has new bank borrowings in the amount of $2,727,522 (RMB 19,900,000) with interest rates at 3.45% as following:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,950,000	$1,363,761	10/12/2023	10/11/2026	3.45%
Agricultural Bank		9,950,000	1,363,761	10/26/2023	10/25/2026	3.45%
Total	RMB	19,900,000	$2,727,522

As the date the audited consolidated financial statements were available to be issued, the Company has repaid part of the new borrowings in the amount of $973,136 (RMB 7,100,000).