Form 20-F
period 2024-09-30
Huadi International Group Co., Ltd.
filed 2025-01-30
CIK 1791725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,279,182 ordinary shares as of September 30, 2024.

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

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars,” “USD,” “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2024, 2023, and 2022 were US $1.00 for RMB 7.0176, RMB 7.2960, and RMB 7.1135, respectively. The average exchange rates for the years ended September 30, 2024, 2023 and 2022 were US $1.00 for RMB 7.2043, RMB 7.0533, and RMB 6.5532, respectively.   We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

The principal raw materials used to manufacture our products are various grades and forms of steel, from rolled steel bars, plates, and sheets. Our PRC operating entities’ pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. The availability of raw materials and energy resources may decline, and their prices may fluctuate greatly. During fiscal years ended September 30, 2024 and 2023, we purchased a total of $1,832 and $679,210 raw materials from Taizhou Huadi Industrial Technology Co., a related party, respectively; and we purchased a total of $666,114 and $nil raw materials from Taizhou Huadi Material Technology Co., another related party, respectively. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, our PRC operating entities may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in the steel industry. In the event our raw material and energy costs increase; we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and, therefore, lower our earnings.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had two major customers for the fiscal years ended September 30, 2024, while no such major customers for the fiscal years ended September 30, 2023 and 2022.   As the majority of our revenues are driven by customers’ orders for stainless steel seamless pipes products, there can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition, and results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

Our PRC operating entities have entered into a number of transactions with related parties, including entities in which our shareholders and their immediate family members hold interests. For example, during the fiscal years ended September 30, 2024 and 2023, we purchased a total of $1,832 and $679,210 of raw materials from Taizhou Huadi Industrial Ltd, respectively; and we purchased a total of $666,114 and $nil of raw materials from Taizhou Huadi Material Technology Co, Ltd, respectively. Additionally, during the fiscal years ended September 30, 2024, and 2023, we sold a total of $nil and $239,640 of piping products to Taizhou Huadi Industrial Ltd, respectively; a total of $7,343 and $nil of piping products to Taizhou Huadi Material Technology Co, Ltd, respectively; and a total of $1,661 and $nil of piping products to Shanghai Huadi Industrial Ltd, respectively. Our PRC operating entities may, in the future, enter into additional transactions with entities in which shareholders, members of our board of directors, and other related parties hold ownership interests.

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

Any significant growth in the market for our PRC operating entities’ products or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of September 30, 2024, we have 355   employees. Our PRC operating entities would also need to continue to expand, train, and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees. If our operating entities fail to address these challenges, our business growth may be adversely affected.

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

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, our PRC subsidiaries own 47 patents and 10 trademarks. All 47 patents and 10 of the trademarks have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark has been properly registered with the United States Patent and Trademark Office (“USPTO”). One trademark has been properly registered with Office of the Controller General of Patents, Designs and Trademarks of India (“CGPDTM”). These intellectual properties have allowed our products to earn market share in the stainless steel industry.

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

The Company maintains majority of its bank accounts in the PRC as of September 30, 2024. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest.

Save as the Deposit Protection Scheme mentioned above, neither Huadi International nor its subsidiaries maintain any insurance to cover other assets, property and potential liability of our business. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

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

As of September 30, 2024 and 2023, we had accounts receivable net of allowance of $18,741,984 and $22,630,275, respectively. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. Due to uncertainty of the timing of collection, we established allowance for doubtful account based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We recorded no bad debt write-off during the years ended September 30, 2024 and 2023, respectively.

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

Our liquidity relies significantly on short-term borrowings. As of September 30, 2024, we had $1,249,765 undue factored notes receivable with recourse, which were classified as short-term borrowings. Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

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

Huadi International is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years since January 26, 2021, when we completed our initial public offering, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if we become a “large accelerated filer,” as defined in Exchange Act Rule 12b-2, in which case we would no longer be an emerging growth company as of the following September 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

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

As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to and did follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following. We have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Capital Market Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). See “Item 16G. Corporate Governance.” Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

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

Huadi International listed its ordinary shares on the Nasdaq Capital Market under the symbol “HUDI” on January 22, 2021 and completed an initial public offering of 3,125,000 ordinary shares on January 26, 2021, raising approximately $22 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On November 7, 2022, Huadi International entered into a securities purchase agreement with two institutional investors, pursuant to which Huadi International agreed to sell up to 3,500,000 ordinary shares, par value US$0.0002 per share, in a registered direct offering (the “Offering”). On November 9, 2022, Huadi International closed the Offering for the sale of 1,000,000 ordinary shares and received gross proceeds of approximately $25,000,000 before deducting placement agent fees and other offering expenses. For information regarding our share issuances, see “NOTE 14 - SHAREHOLDERS’ EQUITY - Ordinary Shares - Shares Issuances” to our consolidated financial statements pursuant to Item 17 of Part III of this annual report.

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

We are a provider of industrial stainless steel piping products and production services with extensive distribution facilities and networks for over twenty (20) provinces in China. We have also offered a broad range of products exported to twenty (20) countries and regions such as the United States, Singapore, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE, Canada and Germany.   Our main business operation focuses on new product development, manufacturing, marketing, and sales of stainless steel seamless pipes, tubes, and stainless steel bars. We also supply products for use in the thermal and nuclear power plants, automotive, oil and gas, agricultural and industrial equipment, chemical engineering, and electricity markets. We manufacture many of our products to operate under specialized conditions, including in load-bearing, high-pressure, corrosive, and high-temperature environments.

The principal markets we operate in are China, the United States, India, Mexico, and Australia. The following tables present revenues by category of activity and geographic areas for the years ended September 30, 2024, 2023, and 2022.

	Year Ended September 30,
	2024		2023		2022
	US$	%	US$	%	US$	%
Steel piping products	73,635,012	99.1%	83,113,259	98.6%	74,702,625	97.8%
Production services to third entities	635,417	0.9%	1,219,041	1.4%	1,663,523	2.2%
Total	74,270,429	100%	84,332,300	100%	76,366,148	100%

	September 30, 2024
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$60,079,920	80.89%
USA	7,690,895	10.36%
Singapore	3,767,180	5.07%
The United Arab Emirates	776,416	1.05%
India	748,168	1.01%
Other foreign countries	1,207,850	1.62%

	September 30, 2023
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$73,744,662	87.45%
USA	7,146,478	8.47%
India	1,596,243	1.89%
Mexico	577,416	0.68%
Australia	385,111	0.46%
Other foreign countries	882,390	1.05%

	September 30, 2022
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$64,787,186	84.69%
USA	7,628,332	9.97%
Taiwan	1,296,863	1.70%
Australia	1,191,512	1.56%
Marshall Islands	730,039	0.95%
Other foreign countries	868,364	1.13%

Our Products and Services

We offer a comprehensive range of products to provide the benefits of a “design-build shop” to approximately 400 steel pipe and tube customers with numerous customer relationships of over 16 years. We produce over 3,000 distinct pipe and tube products in various materials, sizes, and shapes. We believe we are one of the leading manufacturers in China of certain steel products, such as automotive 304L and 347H stainless steel pipes, which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications. Consequently, we are able to customize our product offerings based on customers’ project demand; whether it’s a highly corrosive environment such as a chemical waste transmission line pipe, an extremely pressured thermal power generator pipe, or a mix of both, we can make it and deliver on time.

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

For the year ended September 30, 2024, three suppliers accounted for 31.45%, 13.77% and 10.39% of the Company’s total raw material purchase. There were three suppliers that have significant concentration of total accounts payable for the year ended September 30, 2024, which accounted for 32.01%, 31.45% and 10.39% of the Company’s total accounts payable.

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

Sales and Marketing

We have sold our products to over 20   countries and regions over the world as shown below.

We generated 80.89% of our sales revenue from China market where our manufacturing facility locates in during the fiscal year 2024. For the same period, US and Singapore account for 10.36% and 5.07% of our total revenues respectively.

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

Singapore

Our major customers in Singapore is a leading master distributor of stainless steel and high nickel alloys seamless tubes and fittings. We primarily supply seamless pipe made of various stainless steel materials.

The United Arab Emirates

Our two major customers in the United Arab Emirates are leading master distributor of seamless stainless steel and high nickel alloys tubes and fittings. We primarily supply seamless pipe made of various stainless steel materials.

During the year ended September 30, 2024, two customers accounted for 10.23% and 10.15% of total revenue. As of September 30, 2024, amount due from these two customers included in accounts receivable was $5,532,011 and $3,596,848, respectively, representing 3.84% and 2.50% of total accounts receivable, respectively. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2024, which combined accounted for 16.16% of the Company’s total accounts receivable. The Company had no significant customer during the year ended September 30, 2023. The Company had no significant customer during the year ended September 30, 2023. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2023, which combined accounted for 20.95% of the Company’s total accounts receivable. The Company sold a substantial portion of products to one customer (10.67% of total revenues) during the year ended September 30, 2022. As of September 30, 2022, the amount due from this customer included in accounts receivable was $6,144,633, representing 24.31% of total accounts receivable. There was no other significant concentration (over 10%) of accounts receivable for the year ended September 30, 2022.

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

Award-Winning Products and Operation

We have received numerous nationally recognized industry awards as well and province recognized awards. Notable awards and activities are detailed in chronological order as following:

●	In December 2007, Zhejiang Provincial Bureau of Quality and Technical Supervision awarded Huagang brand stainless steel seamless steel pipe of Huadi Steel “Zhejiang famous brand product.”

●	The Stainless Steel Branch of China Metal Material Circulation Association awarded Huadi Steel the “Top Ten Seamless Pipe Production in China’s Stainless Steel Industry in 2013” certificate.

●	In June 2009, Wenzhou Enterprises Association, Wenzhou Entrepreneurs Association and Wenzhou Industrial and Economic Association awarded Huadi Steel the certificate of 2009 Wenzhou Top 100 Enterprises.

●	In March 2010, the All-China Federation of Industry and Commerce issued the certificate “Huadi Steel won the 328th place in the 2008 Top 500 National Private Enterprises.”

●	In August 2010, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.370 among the 500 Top Chinese Enterprises in 2010.”

●	In August 2011, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.329 of 2011 Top 500 Manufacturing Enterprises in China.”

●	In August 2011, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.499 of 2011 Top 500 Chinese Private Enterprises.”

●	In August 2012, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.361 of 2012 China Top 500 Private Manufacturing Enterprises.”

●	In August 2013, the All-China Federation of Industry and Commerce issued the certificate “Huadi Steel No.345 of 2013 China Top 500 Private Manufacturing Enterprises ..”

●	In December 2015, Wenzhou Enterprises Association, Wenzhou Entrepreneurs Association and Wenzhou Industrial and Economic Association awarded Huadi Steel “the certificate of Wenzhou top 100 enterprises in 2015.”

●	The company holds the “National High and New Technology Enterprise” certificate jointly issued by Zhejiang Provincial Department of Science and Technology, Zhejiang Provincial Department of Finance and Zhejiang Provincial Taxation Bureau of the State Administration of Taxation. The certificate was issued on December 4, 2019 and valid for 3 years. The certificate was renewed on December 24, 2022 and valid for another 3 years.

●	In January 2019, Zhejiang Provincial Department of Commerce awarded Huadi Steel Zhejiang export brand, valid from 2019 to 2021.

●	On June 26, 2020, the China Association of Manufacturing Enterprises and the China Industrials Information Statistics Association issued the “200 Best Benefits for Chinese Manufacturing Enterprises” Certificate, proving that Huadi Steel was rated as “200 Best Benefits for Chinese Manufacturing Enterprises in 2020” by the China Association of Manufacturing Enterprises, the China Industrials Information Statistics Association and Focus China.com, ranking 200th. This certificate is valid until June 25, 2021.

●	On January 30, 2015, Zhejiang Provincial Bureau of Administration for Industry and Commerce issued a certificate of “Zhejiang Famous Traders” to Huadi Steel and recognized the “Huadi (Steel)” as a famous trade name in Zhejiang Province. Valid for 6 years.

●	On December 12, 2019, Wenzhou Municipal Bureau of Administration for Market Regulation and Wenzhou Municipal Bureau of Intellectual Property granted Huadi Steel a list of key Trademarks protection in Wenzhou (well-known Trademarks enterprises).

●	In January 2020, Zhejiang Provincial Bureau of Administration for Market Regulation awarded Huadi Steel “Zhejiang Trademarks Brand Demonstration Enterprise.”

●	In July 2022, Economy and Information Technology Department of Zhejiang issued a certificate of “Zhejiang Specialized, Refined, Unique and New Small and Medium sized Enterprise” to Huadi Steel. This certificate is valid until July 2025.

●	In January 2023, Zhejiang Provincial Department of Commerce awarded Huadi Steel Zhejiang export brand, valid from 2023 to 2025.

●	In February 2023, Longwan District Committee of the Communist Party of China in Wenzhou, Longwan District People’s Government of Wenzhou, High-tech District Working Committee of the Communist Party of China in Wenzhou, Management Committee of High-tech District in Wenzhou awarded Huadi Steel “Top 100 enterprises of Longwan District and High-tech District in 2022”.

●	In September 2023, Zhejiang Provincial Bureau of Administration for Market Regulation awarded Huadi Steel “Zhejiang AAA Level Enterprise with excellent credit standing”. Valid for 3 years.

●	In November 2023, Department of Science and Technology of Zhejiang Provincial issued a certificate of “Zhejiang High-tech Enterprise Research and Development Center” to Huadi Steel.

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

Expand Leading Market Positions

We believe that our leading market position and scale are our most compelling competitive strengths. Our management team is focused on expanding market share, which we believe will generate operating leverage and improved financial performance. We believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets, actively participating in domestic bidding projects, and increasing customer penetration and geographic coverage. As part of our business strategy, we evaluate acquisition opportunities from time to time.

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

Properties and Facilities

Real Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. As of the date of this annual report, our granted land use rights for our properties as follows:

Location	Type of Right	Area	Usage	Period of Usage
Room 602, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 702, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 701, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 601, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.95 m2/property area 599.97 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051

Location	Type (Usage)	Area	Termination date
No.1688 Tianzhong Road, Yongzhong Street, Longwan District	Industrial land	24,433.83m2	September 29, 2055
Yongqiang High-tech Industrial Park	Industrial land	28,536.23m2	December 13, 2051
No. 213 Haibin Street, Sanan Village, Haibin Street, Longwan District	Industrial land	5,350.66m2	April 6, 2047

Intellectual Property

Trademark

As of the date of this annual report, we have the right to use the following trademarks:

No.	Registrant	Trademark	Registration Number	Valid Through	Application Area	Jurisdiction of Registration
1	Huadi Steel		1091403	August 27, 2027	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode	PRC
2	Huadi Steel		853741	December 17, 2034	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	United States
3	Huadi Steel		4138907	January 27, 2029	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	PRC
4	Huadi Steel		1495281	December 20, 2030	Adjustment and safety accessories for tap equipment, bathroom hand dryer, automatic watering device, water tank level control valve, Drainage pipe equipment, floor drain, bath fixtures steel pipes; Metal pipe joints;	PRC
5	Huadi Steel		4966620	February 13, 2029	Metal water pipes; Metal drain pipe; Metal pipe; Metal pipe clamp; Metal pipes; Metal pipe fittings.	PRC
6	Huadi Steel		5690716	December 27, 2029	Polishing; Welding; Dyeing; Paper handling; Ceramic firing; Leather processing; Waste and garbage recovery; Energy production; Chemical processing and treatment.	PRC
7	Huadi Steel		3371731	March 13, 2034	Steel pipe; steel plate; metal valve (non-machine parts); highway anti-collision metal fence; steel wire; metal ring; hardware; metal flange; metal pipe joint; ordinary metal buckle	PRC
8	Huadi Steel		6110349	December 13, 2029	Keywords steel template; wire metal pole; steel wire; gasket (filler); metal head; metal wire; metal mooring buoy; metal ore; metal tablet; metal coin box;	PRC
9	Huadi Steel		33766210	December 27, 2029	Steel plate; steel pipe; movable metal ladder for passenger boarding; metal track; steel wire; metal joint for non electrical cable; metal gasket; metal hinge; hardware; metal lock (non electric); electronic safe; metal flange; metal packaging container; metal signboard; metal cage; metal welding wire; metal mooring buoy; metal identification bracelet; metal wind vane; Keywords metal buttress of tree or plant; animal trap; common metal art; chrome ore; metal monument;	PRC
10	Huadi Steel		1328323	December 27, 2034	STAINLESS STEEL TUBE, STEEL TUBE, STEEL PLATE, METAL VALVE, (NON-MACHINERY PARTS) HIGHWAY CRASHWORTHY METAL RAILING, STEEL WIRE, FERRULE, HARDWARE, TOOL METAL FLANGES, METAL PIPING JOINT, COMMON METAL BUTTON, ALL IN INTERNATIONAL CLASS 6.	Inida

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. As of the date of this annual report, the issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Stainless Steel Pipe	Huadi Steel	Utility Patent	201821427886.8	4/16/2019
2.	Double Stainless Steel Tube	Huadi Steel	Utility Patent	201821429676.2	4/16/2019
3.	Stainless Steel Plastic Composite Pipe	Huadi Steel	Utility Patent	201821432001.3	4/16/2019
4.	Stainless steel composite steel pipe	Huadi Steel	Utility Patent	201821431399.9	4/16/2019
5.	Steel pipe grinding machine	Huadi Steel	Utility Patent	201821429953.X	4/16/2019
6.	Steel pipe grinding equipment	Huadi Steel	Utility Patent	201821429597.1	4/16/2019
7.	Traction device for steel pipe grinding equipment	Huadi Steel	Utility Patent	201821431400.8	4/16/2019
8.	Steel pipe outer round polishing machine	Huadi Steel	Utility Patent	201821429490.7	4/16/2019
9.	Steel pipe pickling tank	Huadi Steel	Utility Patent	201821431397.X	4/16/2019
10.	Steel pipe discharging device	Huadi Steel	Utility Patent	201821430722.0	4/16/2019
11.	Cap of stainless steel tube	Huadi Steel	Utility Patent	201821430724.X	4/16/2019
12.	Stainless steel sleeve	Huadi Steel	Utility Patent	201821430309.4	4/16/2019
13.	Dust removal in circulating workshop Device	Huadi Steel	Utility Patent	201821431295.8	4/16/2019
14.	Dedusting for workshop Device	Huadi Steel	Utility Patent	201821429952.5	4/16/2019
15.	Workshop dust removal device	Huadi Steel	Utility Patent	201821430336.1	7/2/2019
16.	Stainless steel U-shaped body for expansion joint and use method thereof	Huadi Steel	Invention	201811017559.X	1/24/2020
17.	High-cleanliness stainless steel cable and its processing technique	Huadi Steel	Invention	201811017618.3	10/2/2020
18.	Anti-corrosion post-treatment process of stainless steel pipe	Huadi Steel	Invention	201811016027.4	9/4/2020
19.	Steel Pipe	Huadi Steel	Utility Patent	201922057582.8	7/17/2020
20.	Steel pipe with fasteners	Huadi Steel	Utility Patent	201922057948.1	7/17/2020
21.	Seamless steel pipe	Huadi Steel	Utility Patent	201922059650.4	7/17/2020
22.	Steel pipe	Huadi Steel	Utility Patent	201922059702.8	7/17/2020
23.	Seamless steel pipe	Huadi Steel	Utility Patent	201922057670.8	9/15/2020

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
24.	Single side hollow stainless steel filter plate	Huadi Steel	Invention	201811017643.1	11/6/2020
25.	Enhanced seamless steel pipe	Huadi Steel	Utility Patent	202023103573.7	11/23/2021
26.	Seamless steel pipe	Huadi Steel	Utility Patent	202023143733.0	11/23/2021
27.	Seamless stainless steel pipe	Huadi Steel	Utility Patent	202023106260.7	11/23/2021
28.	Seamless stainless steel pipe	Huadi Steel	Utility Patent	202023106540.8	11/23/2021
29.	Easily-connected stainless steel pipe	Huadi Steel	Utility Patent	202023103018.4	11/19/2021
30.	Seamless stainless steel pipe process	Huadi Steel	Invention	201911223120.7	12/10/2021
31.	Easily-connected seamless stainless steel pipe	Huadi Steel	Utility Patent	202122123520.X	2/18/2022
32.	Anti-corrosion U-shaped Stainless steel pipe	Huadi Steel	Utility Patent	202122131985.X	2/18/2022
33.	Stainless steel fuel pipe	Huadi Steel	Utility Patent	202122123523.3	2/18/2022
34.	Insulated seamless steel pipe	Huadi Steel	Utility Patent	202122121603.5	2/18/2022
35.	Flex-resistant stainless steel pipe	Huadi Steel	Utility Patent	202122121602.0	2/18/2022
36.	Seamless stainless steel pipe and its processing technique	Huadi Steel	Invention	202110032380.7	7/29/2022
37.	Anti-compression insulated stainless steel pipe	Huadi Steel	Utility Patent	202221920113.X	1/10/2023
38.	High-strength seamless stainless steel pipe	Huadi Steel	Utility Patent	202221920094.0	1/10/2023
39.	Seamless stainless steel pipe with an internal connection structure	Huadi Steel	Utility Patent	202221937622.3	1/10/2023
40.	Seamless stainless steel pipe with noise reduction capability	Huadi Steel	Utility Patent	202222029425.8	1/10/2023
41.	Composite anti-corrosion seamless stainless steel pipe	Huadi Steel	Utility Patent	202222029426.2	1/10/2023
42.	Acid pickling and passivation treatment process for seamless stainless steel pipes	Huadi Steel	Invention	202210876101.X	7/21/2023
43.	Polishing process for stainless steel pipes	Huadi Steel	Invention	202210942157.0	8/22/2023
44.	A seamless stainless steel pipe with tensile and wear-resistant properties	Huadi Steel	Utility Patent	202322575197.9	5/28/2024
45.	An antifreeze seamless stainless steel pipe	Huadi Steel	Utility Patent	202322747767.8	6/7/2024
46.	A high-pressure resistant stainless steel pipe	Huadi Steel	Utility Patent	202322747763.X	6/7/2024
47.	A type of anti bending and compression resistant stainless steel pipe	Huadi Steel	Utility Patent	202322747766.3	5/14/2024

As of the date of this annual report, we have 8 invention patents and 39   utility patents, which were granted for new technical solutions or improvement with a lower degree of ‘inventiveness’ than Invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called “Utility Patents” or “Petty Patents” in other countries. Utility patents are protected under PRC laws for a term of 10 years.

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

For the years ended September 30, 2024 and 2023, we invested $2,239,397 and $2,550,777, respectively, in new products development and improvements in existing processes.

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

On April 6, 2023, Huadi Steel filed a complaint with the Tuoketuo District People’s Court in Hohhot, Ineer Mongolia Province, demanding that Inner Mongolia Jiutai New Material Co., Ltd (“Jiutai”) pay for purchases of goods from Huadi Steel of RMB 980,543 and bear the litigation costs of the case. Jiutai agreed to pay Huadi Steel for settle the case for RMB 980,543 on installment payment on April 26, 2023. On the same day, Tuoketuo District People’s Court issued the Civil Mediation Statement. On August 7, 2023, as Jiutai failed to pay the first installment, Huadi Steel filed an application for enforcement with the Tuoketuo District People’s Court. To the date the Annual Report was available to issue, the enforcement was still in implementation stage.

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

Regulation on Product Liability

The principal legal provisions on product liability are set out under the Product Quality Law of the PRC issued by the Standing Committee of the National People’s Congress, or SCNPC, on February 22, 1993 and was recently amended on December 29, 2018. The Product Quality Law requests that the producers shall have their own proper regulations for the management of product quality, rigorously implementing quality regulations, quality liabilities and relevant measures for their assessment. As prescribed in this law, producers shall be responsible for the quality of products they produce and they shall be liable for failing to meet the prescribed quality standards. Violation of the Product Quality Law may result in fines and the violator will be ordered to suspend its operations, or its business license will be revoked and criminal liability may be incurred if the case is serious enough to constitute a crime.

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

Regulations on Trademarks

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982 and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementation Regulation of the Trademark Law, which specified the requirements of applying for trademark registration and review. Meanwhile, we have successfully applied on our own name 10 trademarks.

Regulations on Patents

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020 respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. We have obtained 47 patents, all of which we have ownership of, including a number of those that were originally under the ownership of certain individuals affiliated with our Company through ownership transfer.

Regulations on Taxation

See “Item 10. Additional Information - E. Taxation - PRC Taxation.”

Regulations on Employment

Pursuant to the Labor Contract Law of the PRC, which was issued on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, labor contracts shall be concluded in writing if employment relationships are to be or have been established between enterprises or institutions and the employees. Enterprises and institutions are forbidden to force employees to work beyond the time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall not be lower than local standards on minimum wages and shall be paid to employees in a timely manner.

According to the Labor Law of the PRC which was promulgated on July 5, 1994 and last amended and came into effect on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate employees in occupational safety and sanitation in the PRC. Occupational safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide employees with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of occupational protection.

Regulations Related to Labor and Social Welfare

Pursuant to the Interim Regulations on Levying Social Insurance Premiums promulgated on January 22, 1999 and revised on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees promulgated on December 3, 2005, Decision on Establishment of Basic Medical System for Urban Employee issued by State Council with effect from December 14, 1998, the Regulations on Unemployment Insurance effective from January 22, 1999, Regulations on Work-Related Injury Insurance promulgated on April 27, 2003, amended on December 20, 2010, and became effective on January 1, 2011, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees promulgated on December 14, 1994 with effect from January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

Pursuant to Opinions of the General Office of the State Council on Comprehensively Advancing Combined Implementation of Maternity Insurance and Basic Medical Insurance for Employees, promulgated by the General Office of State Council on March 6, 2019, maternity insurance fund shall merge into the basic medical care insurance fund for employees so as to unify payment and harmonize consolidation level. The new ratio of employers’ contribution to basic medical care insurance for employees is determined based on the aggregate of the ratios of employers’ contribution to maternity insurance and basic medical care insurance for employees, and an individual is not required to pay for maternity insurance. Therefore, after March 6, 2019, our Company has no record of maternity insurance fund in the payment details of social security, since it has been merged into the basic medical care insurance fund.

Pursuant to the Social Insurance Law of the PRC, which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount.

Pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from organizing the centralized settlement of historical unpaid social insurance premiums of enterprises.

Pursuant to the Administrative Regulations on the Housing Provident Fund effective from April 3, 1999, amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to go through the formalities within a prescribed time limit. Failing to do so at the expiration of the time limit will subject the employer to a fine of not less than RMB10,000 and up to RMB50,000. When an employer fails to pay housing provident fund due in full and in time, housing provident fund center is entitled to order it to rectify, failing to do so would result in enforcement exerted by the court.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Risk Factors—Risks Related to Our Business and Industry — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC operating entities to penalties.”

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

We provide our products with extensive distribution facilities and networks for over twenty (20) provinces in China. We have also offered a broad range of products exported to over twenty (20) countries and regions such as the United States, Singapore, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE, Canada and Germany.

Key Factors Affecting Our Results

Our results are primarily derived from the sale of steel pipe and tube products to various infrastructure and non-residential end markets in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Steel and Other Costs - Fluctuations in steel prices can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the cost of steel coil represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	Inventory Levels - Customer and other manufacturer inventory levels of steel pipe and tube products can change significantly from period to period. During periods of rising steel prices, our customer base has demonstrated the desire to build inventory levels. During periods of decreasing steel prices, our customer base typically reduces inventory levels. We use a number of supply chain and inventory management techniques to help us mitigate the effect of these fluctuations.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 19.11% and 12.55% based on 2024 and 2023 revenues respectively). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances, China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

A.	Operating Results

For the years ended September 30, 2024, 2023 and 2022

The following table presents an overview of our results of operations for the years ended September 30, 2024, 2023 and 2022:

	2024	2023	2022
Sales	$73,635,012	$83,113,259	$74,702,625
Production service revenue	635,417	1,219,041	1,663,523
Cost of sales	(66,954,594)	(71,976,696)	(65,230,521)
Gross profit	7,315,835	12,355,604	11,135,627

Operating expenses:
Selling, general and administrative	6,783,449	7,338,320	6,452,173
Research and development	2,239,220	2,550,777	2,330,913
Foreign currency transaction (gains) loss	(98,353)	(644,118)	-
Total operating expenses	8,924,316	9,244,979	8,783,086

Operating income	(1,608,481)	3,110,625	2,352,541

Other income (expenses):
Interest expenses, net	206,340	(296,265)	(1,629,642)
Other income, net	1,245,926	701,751	1,398,173
Total other expenses, net	1,452,266	405,486	(231,469)

Income before income taxes	(156,215)	3,516,111	2,121,071

Income tax benefits (expenses)	298,610	(220,854)	(173,017)

Net income	142,395	3,295,257	1,948,054
Net income attributable to non-controlling interests	4,973	37,535	23,852

Net income attributable to Huadi International Group Co., Ltd.	$137,422	$3,257,722	$1,924,202

Net income	$142,395	$3,295,257	$1,948,054

Other comprehensive income (loss):
Foreign currency translation adjustment	2,500,007	(1,314,988)	(3,792,527)

Total comprehensive income (loss)	2,642,402	1,980,269	(1,844,473)

Revenues

For the year ended September 30, 2024, revenues decreased by approximately $10.06 million or 11.93%, to approximately $74.27 million from approximately $84.33 million for the year ended September 30, 2023. The decrease in revenues was primarily driven by the following factors:

1)	Due to the overall economic downturn in China, demand of construction materials decreased correspondingly.

2)	As a result of decreased market demand, we reduced the weighted average selling price (“ASP”) during the fiscal year 2024 to remain competitive.

The following table presents revenues by geographic areas for the years ended September 30, 2024.

	September 30, 2024
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$60,079,920	80.89%
USA	7,814,677	10.52%
Singapore	3,767,180	5.07%
The United Arab Emirates	776,416	1.05%
India	748,168	1.01%
Other foreign countries	1,084,068	1.46%

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

Gross profit

Our gross profit decreased by approximately $5.04 million, or 40.79%, to approximately $7.32 million for the year ended September 30, 2024 from approximately $12.36 million for the year ended September 30, 2023. Gross profit margin was 9.85% for the year ended September 30, 2024, as compared to 14.65% for the year ended September 30, 2023. The increase of gross profit was consistent with the decrease of revenues for fiscal 2024 as compared to fiscal 2023. The decrease of gross profit margin was mainly due to the decreased weighted ASP as discussed above.

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

Selling, general and administrative (“SGA”) expenses

Selling, general and administrative expenses decreased by approximately $0.55 million, or 7.53% to approximately $6.79 million for the year ended September 30, 2024 as compared to approximately $7.34 million for the year ended September 30, 2023. The decrease of SGA expenses was mainly due to the i) reversal of expected credit losses amounted to approximately $42,000, as compared to $0.43 million bad expenses provided during the year ended September 30, 2023; ii) decreased freight and agency expenses due to the decline of sales.

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

Research and development (“R&D”) expenses

Research and development expenses decreased by approximately $0.31 million, or 12.21% to approximately $2.24 million for the year ended September 30, 2024 as compared to approximately $2.55 million for the year ended September 30, 2023. R&D expenses as a percentage of revenue stayed consistent at approximately 3.02% in the year ended September 30, 2024 as compared to the year ended September 30, 2023. Management is committed to expanding our research and development activities continually for more orders.

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

Interest income (expense), net

Our interest income, net increased by approximately $0.50 million, or 169.65% to approximately an interest net income of $0.20 million for the year ended September 30, 2024, from approximately an interest net expense of $0.30 million for the year ended September 30, 2023. The increase of interest net income was mainly due to the decline of interest expense as decreased bank loan the Company borrowed from the banks.

Our interest expense, net decreased by approximately $1.33 million, or 81.82% to approximately $0.30 million for the year ended September 30, 2023, from approximately $1.63 million for the year ended September 30, 2022. The decrease of interest expense was mainly due to decreased bank loan the Company borrowed from the banks.

Our interest expense, net decreased by approximately $0.43 million, or 20.83% to approximately $1.63 million for the year ended September 30, 2022, from approximately $2.06 million for the year ended September 30, 2021. The decrease of interest expense was mainly due to decreased bank loan the Company borrowed from the banks.

Other income (expenses), net

We had net other income of approximately $1.25 million, which mainly attributable to i) dividend income received from invested company of approximately $0.28 million; ii) government grants of approximately $0.90 million; and iii) rental income of approximately $ 0.13 million.

We had net other income of approximately $0.70 million, which mainly attributable to dividend income received from invested company, government grant received and rental income during fiscal year 2023.

We had net other income of approximately $1.40 million, which mainly attributable to dividend income and government grant received during fiscal year 2022.

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2024 was approximately $0.14 million compared to net profit of $3.30 million for the fiscal year ended September 30, 2023, a decrease in profit of approximately $3.16 million, or approximately 95.68%.

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

B. Liquidity and Capital Resources

As of September 30, 2024, 2023 and 2022, we had cash and cash equivalents of $18,118,456, $20,192,460 and $13,195,999, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Material cash requirements

Our material cash requirements as of September 30, 2024 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital expenditures

We incurred capital expenditures of RMB 22,102,018 (US$3,067,893), RMB 25,378,199 (US$3,598,060), and RMB 1,351,103 (US$ 206,175) in the 2024, 2023 and 2022 fiscal years, respectively, primarily in connection with the purchase of land-use rights, machinery and equipment and CIP. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering, and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. However, due to contractual terms and opportunities to renegotiate pricing, we generally do not have binding and enforceable purchase orders under such contracts beyond the short-term.

Contractual obligations

As of September 30, 2024, we had outstanding borrowings of an aggregate principal of $1,249,765, all of them is scheduled to become due in the succeeding 12 months. As of September 30, 2023, we had outstanding borrowings of an aggregate principal of $9,885,579, of which $4,486,730 is scheduled to become due in the succeeding 12 months.

The following table sets forth our contractual obligations as of September 30, 2024:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Undue factored notes receivable with recourse	$1,249,765	$1,249,765	$-	$-	$-
Total	$1,249,765	$1,249,765	$-	$-	$-

The following table sets forth our contractual obligations as of September 30, 2023:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Undue factored notes receivable with recourse	$4,442,870	$4,442,870	$-	$-	$-
Long-term borrowings - Banks	5,442,709	43,860	5,398,849	-	-
Total	$9,885,579	$4,486,730	$5,398,849	$-	$-

Sources and Conditions of Liquidity

Our sources to fund our material cash requirements are predominantly from sales of cable and high and low voltage equipment, provision of electric power construction service, proceeds from bank and related party borrowings and proceeds from equity financing, when applicable.

Cash Flow Summary

	Years ended September 30,
	2024	2023	2022
Net cash provided by (used in) operating activities	$12,993,841	$(2,447,726)	$8,027,856
Net cash used in investing activities	(3,067,893)	(3,594,045)	(206,175)
Net cash (used in) provided by financing activities	(8,814,852)	11,582,041	(9,744,857)
Effect of exchange rate changes on cash	456,156	878,178	(188,294)
Net increase (decrease) in cash	$1,567,252	$6,418,448	$(2,111,470)
Cash and cash equivalents and restricted cash at the beginning of year	20,961,693	14,543,245	16,654,715
Cash and cash equivalents and restricted cash at the end of year	$22,528,945	$20,961,693	$14,543,245

Operating Activities:

Net cash provided by operating activities for the year ended September 30, 2024 was approximately $12.99 million, which was primarily attributable to a net profit approximately $0.14 million, adjusted for non-cash items for approximately $0.45 million and adjustments for changes in working capital approximately $12.40 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $6.13 million, which was in consistent with the decrease in revenue;

(ii)	decrease in inventories of approximately $4.34 million, as less raw materials were purchased due to the decreased market demand;

(iii)	increase in notes payable of approximately $11.34 million, as two major suppliers granted a credit term ranging from 3 to 6 months to the Company and permitted notes payment;

(iv)	increase in deferred government grants of approximately $1.11 million, which was mainly to support the factory construction in Songyang;

(v)	decrease in accounts payable of approximately $5.38 million and increase in advance to suppliers of approximately $1.49 million, which were mainly due to the payment to suppliers;

(vi)	decrease in advance from customers of approximately $1.94 million.

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

Net cash provided by operating activities for the year ended September 30, 2022 was approximately $8.03 million, which was primarily attributable to a net profit approximately $1.95 million, adjusted for non-cash items for approximately $0.46 million and adjustments for changes in working capital approximately $5.65 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $4.08 million - our accounts receivable decreased significantly due to significant receivable collection during the last fiscal quarter. For the year ended September 30, 2022, we had an overall sales outstanding of 108 days compared with 106 days for the fiscal year 2021;

(ii)	decrease in notes receivable of approximately $1.02 million and decrease in notes payable of approximately $1.68 million - notes receivable consists of bank acceptance note we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	decrease in advances to suppliers of approximately $5.54 million - our advances to suppliers decreased significantly mainly attributable to the delivery of orders from our suppliers. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed from time to time;

(iv)	increase in inventory of approximately $4.65 million - our inventory increased due to increased inventory stock level which aims to reduce customer lead time;;

(v)	increase in accounts payable of approximately $1.96 million;

Investing Activities:

Net cash used in investing activities was approximately $3.07 million for the year ended September 30, 2024. It was primarily attributable to i) purchase of machinery of approximately $0.31 million; and ii) acquisition of CIP of approximately $2.76 million, the CIP mainly represented a new factory in Songyang.

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

Financing Activities:

Net cash used in financing activities was approximately $8.81 million for the year ended September 30, 2024. It was primarily attributable to i) proceeds from short-term borrowings of approximately $1.22 million; and ii) proceeds from long-term borrowings of approximately $2.76 million. The net cash used in financing activities was partially offset by i) repayment on short-term borrowings of approximately $4.50 million; and ii) repayment on long-term borrowings of approximately $8.27 million.

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

Commitments and Contingencies

Commitments

Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for construction of new factories. Total capital commitments contracted but not provided for amounted to $6,238,097 and $nil as of September 30, 2024 and 2023, respectively.

Contingencies

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2024 and 2023, the Company had no pending legal proceedings outstanding.

Off-Balance Sheet Arrangements

We have restricted cash held in designated bank accounts as secured deposits for issuance of letter of credit and bank guarantee to assure product quality and/or contract performance as requested by some of our customers. As of September 30, 2024 and 2023, restricted cash was $4,410,489 and $769,233, respectively.

Save as the restricted cash, we have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

C. Trend Information

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

D. Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our consolidated financial statements included elsewhere in this From 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. The estimates include, but are not limited to: allowances for expected credit losses, inventory valuation, useful lives of property, plant and equipment, and land use rights, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position.

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

Allowance for credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted this guidance on October 1, 2023 using a modified retrospective approach with a cumulative effect recorded as increase of retained earnings and non-controlling interests with amount of $942,227, net of tax.

ASC 326 requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. Under this guidance, the Company has exposure to credit losses for financial assets including accounts receivable, notes receivable, other receivable and other noncurrent assets. The Company considered various factors, including nature, historical collection experience, the age of the above-mentioned assets’ balance, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted loss rate method which is a combination of historical rate method and adjustment rate method, to estimate the credit loss.

Financial assets are presented net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

E. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Di Wang	77	Chairman of the Board and Director
Huisen Wang	65	Chief Executive Officer
Jianping Xiang	46	Chief Financial Officer
Jueqin Wang	51	Director
Songlin Li(1)(2)(3)	54	Independent Director, Chair of the Compensation Committee
Jiancong Huang(1)(2)(3)	59	Independent Director, Chair of the Nomination Committee
He “Henry” Huang(1)(2)(3)	51	Independent Director, Chair of the Audit Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers and directors for services rendered to us for the fiscal year ended September 30, 2024.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jianping Xiang, Chief Financial Officer	14,110	21,348	49,000	-	84,458
Huisen Wang, Chief Executive Officer	15,463	14,103	-	-	29,566
Di Wang, Chairman of the Board	15,463	14,103	-	-	29,566
Jueqin Wang, Director	15,463	2,998	-	-	18,461
He “Henry” Huang, Independent Director	20,000	-	-	-	20,000
Jiancong Huang, Independent Director	-	-	-	-	-
Songlin Li, Independent Director	-	-	-	-	-

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

Board Diversity

The matrix below provides certain highlights of the composition of our Board members based on self-identification as of September 30, 2024:

Board Diversity Matrix (As of September 30, 2024)

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

As of September 30, 2024, we did not have at least one diverse director because we have not yet identified a suitable candidate. We are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our board. In this regard, we will continue our search for a suitable candidate. In searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the board, which will be one of several factors used in the search process. Further, we will continuously monitor the level of diversity and recruit qualified diverse candidates, including underrepresented individuals and/or female candidates, as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

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

We had 355, 362 and 360 employees for our continuing operations in 2024, 2023, and 2022 fiscal years, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially the same terms on mutual agreements. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2024 fiscal	2023 fiscal	2022 fiscal
Department	year	year	year
Production	164	158	127
Technical	75	75	75
Sales	34	50	63
Quality Control	33	23	35
Administration	23	26	32
Accounting	12	12	13
Trade	3	4	7
Procurement	5	8	5
Security	6	6	3
Total	355	362	360

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

The number and percentage of ordinary shares beneficially owned are based on 14,279,182 ordinary shares issued and outstanding as of January 16, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 16, 2025 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Di Wang(3)	8,336,000	58.38%
Jueqin Wang(4)	1,664,000	11.65%
Huisen Wang	0	0%
Jianping Xiang	40,000	0.28%
He “Henry” Huang	2,000	0.01%
Songlin Li	0	0%
Jiancong Huang	0	0%
All directors and executive officers as a group (5 persons)	10,042,000	70.33%

5% Beneficial Owners:
Yongqiang Donghai Limited(3)	8,336,000	58.38%
Yongqiang Maituo Limited(4)	1,664,000	11.65%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 14,279,182 ordinary shares issued and outstanding as of January 16, 2025.

(3)	Di Wang is deemed to beneficially own 8,336,000 ordinary shares through Yongqiang Donghai Limited, a British Virgin Islands company holding 8,336,000 shares of our ordinary shares. Di Wang has the sole voting and dispositive power of all the shares held by Yongqiang Donghai Limited through certain entrustment agreement with the shareholders of Yongqiang Donghai Limited.

(4)	Jueqin Wang is deemed to beneficially own 1,664,000 ordinary shares through Yongqiang Maituo Limited, a British Virgin Islands company holding 1,664,000 shares of our ordinary shares. Jueqin Wang has the sole voting and dispositive power of all the shares held by Yongqiang Maituo Limited.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

B.	Related Party Transactions

Related Parties

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang
Shanghai Huadi Industrial Ltd. (“Shanghai Huadi”)	An entity 51% owned by Jueqin Wang
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co. (“Huadi Material”)	An entity 100% owned by Yiyu Wang
Wenzhou Maituo International Trade Ltd. (“Wenzhou Maituo”)	An entity controlled by Meiling Wang
Jueqin Wang	Principal shareholder of the Company
Di Wang	Principal shareholder of the Company
Yiyu Wang	Immediate family member of majority shareholder of the Company
Meiling Wang	Immediate family member of majority shareholder of the Company
Bing Zhang	Principal shareholder of the Company

Related Party Tranctions

2024 Fiscal year

During the year ended September 30, 2024, the Company purchased a total of $1,832 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. The Company paid a total of $3,741,463 to Taizhou Huadi for raw materials purchased in recent years. As of September 30, 2024, the Company had no account payable balance due to this entity.

During the year ended September 30, 2024, the Company purchased $666,114 raw materials from Huadi Material and paid a total of $1,427,247. As of September 30, 2024, the Company had advance balance of $692,485 to this entity. Also, the Company sold a total of $7,343 steel materials and refunded $390,513 to Huadi Material which was paid in advance by Huadi Material in the year ended September 30, 2023. As of September 30, 2024, the Company had no advance balance from this entity.

During the year ended September 30, 2024, the Company sold a total of $1,661 steel materials to Shanghai Huadi. As of September 30, 2024, these amounts were fully collected.

During the year ended September 30, 2024, the Company refunded $631,567 to Wenzhou Maituo, which was paid in advance by Wenzhou Maituo in the year ended September 30, 2023. As of September 30, 2024, the Company had no advance balance from this entity.

During the year ended September 30, 2024, the Company leased an office to Huashang with annual rent amounted $29,192, and the Company recorded $30,232 rental income. As of September 30, 2024, the Company had advance balance of $5,650 from this entity.

During the year ended September 30, 2024, the Company repaid RMB 150,000 ($20,821 in USD) to Jueqin Wang. The borrowing was made in previous years to support the Company’s operations, which was unsecured, due on demand, and interest free. As of September 30, 2024, the company had outstanding balance of $308,908 to Jueqin Wang..

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

Related Party Balances

Net outstanding balances with related parties consisted of the following as of this annual report and September 30, 2024 and 2023:

Accounts	Name of related parties	2024	2023
Accounts payable	Taizhou Huadi Industrial Ltd. (1)	$-	$3,692,394
Advance to suppliers	Taizhou Huadi Material Technology Co. (2)	692,485	-
Advance from customer	Taizhou Huadi Material Technology Co. (2)	-	(385,605)
Advance from customer	Wenzhou Maituo International Trade Ltd. (3)	-	(623,629)
Advance from customer	Huashang Micro Finance Co. (4)	(5,650)	(6,462)
Due to related parties – noncurrent portion	Jueqin Wang (5)	(308,908)	(317,680)

(1)	The balances with the related party are payables for raw materials. The amount is trade nature. As of the date of this annual report, the amount due to Taizhou Huadi has been $nil.

(2)	The balances with the related part are advances to Huadi Material for raw materials. The amount is trade nature. As of the date of this annual report, the amount advance to Huadi Material has been $692,485.

(3)	The balances with the related part are advances from Huadi Material for steel pipes. The amount is trade nature. As of the date of this annual report, the amount due to Wenzhou Maituo has been $nil.

(4)	The balances with the related part are rental fees advance from Huashang. The amount is non-trade nature. As of the date of this annual report, the amount due to Huashang has been $nil.

(5)	The balances with the related part are unsecured, interest free with no specific repayment terms. The amount is non-trade nature. As of the date of this annual report, the amount due to Jueqin Wang has been $308,908.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Employment Agreements.”

C.	Interests of experts and counsel

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

	Market Price Per Share
	High	Low
Quarterly:
January 22, 2022 to March 31, 2022	$24.17	$14.17
April 1, 2022 to June 30, 2022	$31.40	$15.00
July 1, 2022 to September 30, 2022	$29.95	$14.23
October 1, 2022 to December 31, 2022	$192.88	$4.50
January 1, 2023, to March 31, 2023	$6.25	$3.00
April 1, 2023 to June 30, 2023	$13.18	$2.72
July 1, 2023 to September 30, 2023	$4.98	$3.26
October 1, 2023 to December 31, 2023	$3.43	$2.72
January 1, 2024, to March 31, 2024	$4.25	$2.52
April 1, 2024 to June 30, 2024	$3.19	$2.25
July 1, 2024 to September 30, 2024	$3.45	$1.89
October 1, 2024 to December 31, 2024	$1.58	$3.04

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “HUDI” since January 22, 2021.

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

Huadi International was incorporated on September 27, 2018 under the Companies Act (as amended) of the Cayman Islands, or the “Cayman Islands Companies Act”. As of September 30, 2024, there were 14,279,182 ordinary shares issued and outstanding.

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

Description of Ordinary Shares

Huadi International was incorporated on September 27, 2018 under the Cayman Islands Companies Act and our affairs are governed by our amended and restated memorandum and articles of association and the Cayman Islands Companies Act, and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, our company’s authorized share capital consists of 250,000,000 ordinary shares with a par value of US$0.0002 per share. As of January 16, 2025, there were 14,279,182 ordinary shares issued and outstanding.

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

PRC Laws and Regulations relating to Foreign Exchange

General administration of foreign exchange

According to the Regulations on the Control of Foreign Exchange (《中华人民共和国外汇管理条例》), which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 5, 2008, payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. According to regulations on foreign exchange settlement of FIEs, they may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange..

SAFE Circular No. 21

On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《外国投资者境内直接投资外汇管理规定》) (“SAFE Circular No. 21”), which was amended on December 30, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

SAFE Circular No. 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and was further amended on May 4, 2015, October 10, 2018, and December 30, 2019, respectively, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for FIEs.

SAFE Circular No. 13

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》), effective from June 1, 2015, and amended on December 30, 2019, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

SAFE Circular No. 19

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises(《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》), or the SAFE Circular No.19, which was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, FIEs are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Based on the foregoing, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application. If we intend to provide funding to our WFOE through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the State Administration for Industry and Commerce or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Circular 37

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》), or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014, as an attachment of Circular 37.

Under the relevant rules, any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject our SPV to restrictions imposed on foreign exchange activities, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders, and contribute registered capital as well as additional capital to WFOE. If WFOE fails to obtain necessary registered capital within the approved business time limit, the industries and commercial administrative authorities might revoke its business license. Due to the failure by shareholders to complete the registration, WFOE’s ability to pay dividends or make distributions to our SPV is also restricted, and repatriation of profits and dividends derived from SPV by PRC residents to China are illegal. The offshore financing funds are also not allowed to be used in China. In addition, the failure of the PRC resident shareholders to complete the registration may subject the shareholders to fines less than RMB50,000, and the enterprises to fines less than RMB300,000.

As of the date of the annual report, our beneficial owners have all completed the initial foreign exchange registrations as required by SAFE Circular 37 and Circular 13.

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

Use of Proceeds

Not applicable for annual reports on Form 20-F.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

(a)	As of September 30, 2024, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2024, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

●	Hire addition personnel with experience in US GAAP financial reporting and control procedures; an

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

HTL was appointed by the Company to serve as its independent registered public accounting firm for the fiscal years ended September 30, 2024 and 2023. TPS Thayer, LLC (“TPS Thayer”) was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended September 30, 2022.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

HTL’s fees for the for the annual audit of our financial statements for the fiscal year ended September 30, 2024 was $180,000. HTL’s fees for the annual audit of our financial statements for the fiscal year ended September 30, 2023 was $180,000. TPS Thayer’s fees for the annual audit of our financial statements for the fiscal year ended September 30, 2022 was $160,000.

Audit-Related Fees

Neither HTL nor TPS Thayer provided audit related service during the fiscal years ended September 30, 2024, 2023 and 2022.

Tax Fees

Neither HTL nor TPS Thayer provided tax services for the fiscal years ended September 30, 2024, 2023 and 2022.

All Other Fees

The Company has not paid HTL or TPS Thayer for any other services in fiscal years ended September 30, 2024, 2023 and 2022.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2024.

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

Item 16G. Corporate Governance

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

On August 8, 2024, we obtained an exemption letter from our Cayman counsel, Ogier, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements. Specifically, as permitted under Cayman Islands law and our amended and restated memorandum and articles of association, we did not hold an annual general meeting of shareholders in 2024.

Despite relying on these exemptions, we continue to adhere to certain Nasdaq corporate governance requirements, such as maintaining a majority of independent directors on our board, conducting regular executive sessions attended solely by independent directors, and ensuring that our audit committee is comprised entirely of independent directors who meet the qualifications set forth in Rule 10A-3 under the Exchange Act. We may, in the future, rely on other exemptions under Nasdaq rules to follow home country practices for additional corporate governance requirements. See “Risk Factors - Risks Related to Our Corporate Structure and Ordinary Shares - Huadi International is a “controlled company” within the meaning of the Nasdaq stock Market Rules and Nasdaq Capital Market rules” and “- As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

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

Item 16K. Cyber Security

Risk Management and Strategy

As a provider of industrial stainless steel piping products and production services with extensive distribution facilities and networks across over twenty (20) provinces in China, as well as exports to twenty (20) countries and regions globally, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Given the critical industries we serve, including automotive, oil and gas, and electric energy, our cybersecurity measures are designed to ensure the uninterrupted operation of our systems and the security of sensitive data critical to these industries. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation, and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein:

●	We established the Cyber Security and Confidentiality Committee and the Network Information Center (the “NIC”), and implemented a work responsibility system and accountability system;

●	As the weak current rooms of the NIC and various networking departments are key departments of the computer information network, they must be managed by dedicated personnel;

●	The NIC is responsible for i) technical parameters of various equipment; and ii) the planning, construction, application development, operation and maintenance, and user management of the Company’s LAN.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (Exhibit 3.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
1.2	Amended and Restated Memorandum and Articles of Association (Exhibit 3.2 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
2.1*	Description of Securities
4.1	Summary Translation of Employment Agreement by and between the Registrant and Di Wang (Exhibit 10.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.2	Summary Translation of Employment Agreement by and between the Registrant and Jueqin Wang (Exhibit 10.2 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.3	Summary Translation of Employment Agreement by and between the Registrant and Huisen Wang (Exhibit 10.3 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.4	Employment Agreement with Jianping Xiang (Exhibit 10.1 to the Form 6-K submitted on December 09, 2022 and is incorporated herein by reference)
4.5	Director Offer Letter with Songlin Li (Exhibit 10.5 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.6	Director Offer Letter with Jiancong Huang (Exhibit 10.6 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.7	Director Offer Letter with He “Henry” Huang (Exhibit 10.7 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.8	Entrustment Agreement among shareholders of Yongqiang Donghai Limited (Exhibit 10.8 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
8.1	List of Subsidiaries (incorporate by reference to Exhibit 8.1 to our annual report on Form 20-F, filed with the SEC on February 5, 2024)
11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
11.2	Insider Trading Policies (incorporate by reference to Exhibit 11.2 to our annual report on Form 20-F, filed with the SEC on February 5, 2024)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of TPS Thayer
15.2*	Consent of HTL International, LLC
97.1	Executive Compensation Recovery Policy (incorporate by reference to Exhibit 97.1 to our annual report on Form 20-F, filed with the SEC on February 5, 2024)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUADI INTERNATIONAL GROUP CO., LTD.

By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

Date: January 30, 2025

HUADI INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Huadi International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huadi International Group Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ (deficit)/equity, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

January 30, 2025

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2021

Sugar Land, TX

February 15, 2023

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$18,118,456	$20,192,460
Restricted cash	4,410,489	769,233
Accounts receivable, net of allowance for credit losses of $1,003,514 and $2,391,641, respectively	18,713,342	22,630,275
Notes receivable, net	7,901,784	7,661,035
Inventories	23,312,978	26,706,629
Advances to suppliers, net	3,622,162	2,105,902
Advances to suppliers, net – related parties	692,485	-
Other receivables, net	700,513	171,182
Total current assets	77,472,209	80,236,716
Property, plant and equipment, net	8,047,615	5,354,997
Land use rights, net	4,373,158	4,312,349
Long-term investments	13,012,340	12,515,817
Deferred tax assets	550,874	392,713
Other noncurrent assets, net	138,335	198,194
TOTAL ASSETS	$103,594,531	$103,010,786
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,889,342	$3,434,031
Accounts payable - related parties	-	3,692,394
Accrued expenses and other current liabilities	2,153,227	1,946,325
Notes payable	13,337,893	1,632,401
Advance from customers	1,548,151	2,393,021
Advance from customers - related parties	5,650	1,015,696
Short-term borrowings	1,249,765	4,442,870
Long-term borrowings - current portion	-	43,860
Tax payable	3,644,165	4,009,849
Total current liabilities	23,828,193	22,610,447
Long-term borrowings	-	5,398,849
Due to related parties - noncurrent portion	308,908	317,680
Deferred government grants - noncurrent portion	1,139,991	-
TOTAL LIABILITIES	25,277,092	28,326,976

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,279,182 and 14,259,182 shares issued and outstanding, respectively	2,856	2,852
Additional paid-in capital	67,329,705	67,280,709
Statutory surplus reserves	919,978	874,518
Retained earnings	7,704,459	6,679,692
Accumulated other comprehensive (loss) income	2,046,228	(428,779)
Total equity attributable to Huadi International Group Co., Ltd.	78,003,226	74,408,992
Equity attributable to non-controlling interests	314,213	274,818
Total shareholders’ equity	78,317,439	74,683,810
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$103,594,531	$103,010,786

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023	2022
Sales	$73,635,012	$83,113,259	$74,702,625
Production service revenue	635,417	1,219,041	1,663,523
Cost of sales	(66,954,594)	(71,976,696)	(65,230,521)
Gross profit	7,315,835	12,355,604	11,135,627

Operating expenses:
Selling, general and administrative	6,783,449	7,338,320	6,452,173
Research and development	2,239,220	2,550,777	2,330,913
Foreign currency transaction (gains) loss	(98,353)	(644,118)	-
Total operating expenses	8,924,316	9,244,979	8,783,086

Operating (loss) income	(1,608,481)	3,110,625	2,352,541

Other income (expenses):
Interest income (expenses), net	206,340	(296,265)	(1,629,642)
Other income (expenses), net	1,245,926	701,751	1,398,173
Total other income (expenses), net	1,452,266	405,486	(231,469)

(Loss) Income before income taxes	(156,215)	3,516,111	2,121,071

Income tax benefits (expenses)	298,610	(220,854)	(173,017)

Net income	142,395	3,295,257	1,948,054
Net income attributable to non-controlling interests	4,973	37,535	23,852

Net income attributable to Huadi International Group Co., Ltd.	$137,422	$3,257,722	$1,924,202

Net income	$142,395	$3,295,257	$1,948,054

Other comprehensive (loss) income:
Foreign currency translation adjustment	2,500,007	(1,314,988)	(3,792,527)

Total comprehensive income (loss)	2,642,402	1,980,269	(1,844,473)
Comprehensive income attributable to non-controlling interests	29,973	24,385	(14,073)

Comprehensive income attributable to Huadi International Group Co., Ltd.	$2,612,429	$1,955,884	$(1,830,400)

Basic and diluted earnings per share
Basic	$0.01	$0.23	$0.15
Diluted	$0.01	$0.23	$0.15
Weighted average numbers of common shares outstanding
Basic	14,268,333	14,138,525	13,228,682
Diluted	14,268,333	14,138,525	13,228,682

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Statutory Surplus Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2021	13,127,000	$2,625	$44,211,336	$2,116,581	$4,627,661	$255,705	$51,213,908	$264,506	$51,478,414

Warrant exercise	112,182	23	(23)	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	(3,754,602)	-	(3,754,602)	(37,925)	(3,792,527)
Net income	-	-	-	1,685,684	-	238,518	1,924,202	23,852	1,948,054
Balance at September 30, 2022	13,239,182	2,648	44,211,313	3,802,265	873,059	494,223	49,383,508	250,433	49,633,941

Share issuance	1,000,000	200	23,009,800	-	-	-	23,010,000	-	23,010,000
Statutory reserves	-	-		(380,295)		380,295	-	-
Stock-based compensation	20,000	4	59,596	-	-	-	59,600	-	59,600
Foreign currency translation gain	-	-	-	-	(1,301,838)	-	(1,301,838)	(13,510)	(1,314,988)
Net income	-	-	-	3,257,722	-	-	3,257,722	37,535	3,295,257
Balance at September 30, 2023	14,259,182	2,852	67,280,709	6,679,692	(428,779)	874,518	74,408,992	274,818	74,683,810

Cumulative effect of adoption of CECL	-	-	-	932,805	-	-	932,805	9,422	942,227
Statutory reserves	-	-	-	(45,460)	-	45,460	-	-	-
Stock-based compensation	20,000	4	48,996	-	-	-	49,000	-	49,000
Foreign currency translation gain	-	-	-	-	2,475,007	-	2,475,007	25,000	2,500,007
Net income	-	-	-	137,422	-	-	137,422	4,973	142,395
Balance at September 30, 2024	14,279,182	$2,856	$67,329,705	$7,704,459	$2,046,228	$919,978	$78,003,226	$314,213	$78,317,439

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(IN U.S. DOLLARS)

	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$142,395	$3,295,257	$1,948,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	685,674	657,107	792,888
Amortization	73,726	58,778	32,087
Stock-based compensation	49,000	59,600	-
Credit loss (reversal) expenses	(41,720)	-	-
Bad debt expenses (recovery)	89,425	430,708	(564,283)
Deferred tax benefits (expenses)	(307,278)	(64,606)	173,017
Loss (gain) on disposal of fixed assets	-	(2,557)	-
Foreign currency transaction (gain) loss	(98,353)	(644,118)	-
Changes in operating assets and liabilities:
Accounts receivable	6,134,515	(3,840,784)	4,080,722
Notes receivable	(153,248)	(6,501,994)	1,018,351
Inventories	4,337,744	(2,545,634)	(4,653,336)
Advances to suppliers	(1,485,013)	1,103,735	85,084
Advances to suppliers – related party	(674,539)	-	5,457,504
Other receivables	(523,082)	380,277	(132,062)
Other noncurrent assets	14,596	(261,810)	-
Accounts payable	(5,376,754)	3,984,378	1,960,756
Accrued expenses and other current liabilities	126,976	226,934	(91,961)
Notes payable	11,339,061	1,135,639	(1,678,680)
Advances from customers	(1,938,570)	(912,997)	188,878
Tax payable	(511,162)	994,361	(589,163)
Deferred government grants	1,110,448	-	-
Net cash provided by (used in) operating activities	12,993,841	(2,447,726)	8,027,856

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(308,631)	(157,571)	(206,175)
Purchases of land-use-right	-	(3,440,489)	-
Acquisition of CIP	(2,759,262)	-	-
Proceeds from disposition of property, plant and equipment	-	4,015	-
Net cash used in investing activities	(3,067,893)	(3,594,045)	(206,175)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	1,217,377	5,588,190	21,719,160
Repayments on short-term borrowings	(4,499,422)	(12,982,576)	(41,712,446)
Proceeds from long-term borrowings	2,762,239	5,639,913	10,095,831
Repayments on long-term borrowings	(8,274,225)	(9,389,931)	-
Proceeds from stock offering, net of offering costs	-	23,010,000	-
Proceeds from related parties	-	6,858,500	305,226
Repayments to related parties	(20,821)	(7,142,055)	(152,628)
Net cash (used in) provided by financing activities	(8,814,852)	11,582,041	(9,744,857)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	456,156	878,178	(188,294)

Net (decrease) increase in cash and cash equivalents and restricted cash	1,567,252	6,418,448	(2,111,470)
Cash and cash equivalents and restricted cash at the beginning of year	20,961,693	14,543,245	16,654,715
Cash and cash equivalents and restricted cash at the end of year	$22,528,945	$20,961,693	$14,543,245

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$328,428	$25,773	$64,016
Cash paid for interest	$176,023	$442,748	1,151,567

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts shown in the Consolidated Statements of Cash Flows:
Cash and cash equivalents	$18,118,456	$20,192,460	$13,195,999
Restricted cash	4,410,489	769,233	1,347,246
Total cash and cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$22,528,945	$20,961,693	$14,543,245

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

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. There are currently 14,279,182 issued and outstanding ordinary shares. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordainary shares of a single class, par value $1.00 per ordinary share. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaged in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. HK Beach did not have any operations as of September 30, 2024.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China.  The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of September 30, 2024.

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

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of September 30, 2024.

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

The World Health Organization (WHO) announced on May 5, 2023 that COVID-19 is no longer a public health emergency of international concern. There was no impact of COVID-19 on our business for the year ended September 30, 2024.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

b.	Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

c.	Non-controlling interests

For the Company’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

d.	Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

Significant accounting estimates are used for, but not limited to, allowances for expected credit losses, inventory valuation, useful lives of property, plant and equipment, and land use rights, impairment in long-term investment, and income taxes related to realization of deferred tax assets and uncertain tax position. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this prospectus. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

e.	Foreign Currency Translation

The reporting currency of the Company is U.S. dollars (“US$”). The functional currency of the Company’s entities incorporated in Cayman Islands, BVI and Hong Kong generally is US$. The Company’s PRC subsidiaries generally determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of operating expenses in the consolidated statements of income and comprehensive income (loss).

The consolidated financial statements of the Company are translated from the functional currency into US$. Assets and liabilities denominated in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current year are translated into US$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2024	2023	2022
Period Ended RMB: USD exchange rate	7.0176	7.2960	7.1135
Period Average RMB: USD exchange rate	7.2043	7.0533	6.5532

f.	Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased. The Company maintains majority of its bank accounts in the PRC as of September 30, 2024. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest.

g.	Restricted Cash

Restricted cash mainly represents deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee. Those notes are generally short term in nature due to their short maturity period of three to six months, while letter of guarantee is generally due within one year; thus, restricted cash is classified as a current asset. Restricted cash is included in the beginning or ending balance of cash and cash equivalents and restricted cash in the consolidated statements of cash flows.

As of September 30, 2024 and 2023, restricted cash was $4,410,489 and $769,233, respectively. No cash is restricted to assure future credit availability.

h.	Accounts Receivable, net

Accounts receivable, net includes receivables mainly from customers that represent revenues earned but not yet collected. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less allowance for credit losses. Please refer to Note 2 (j) - Allowance for credit losses for adoption of expected credit losses model.

i.	Notes receivable, net

Notes receivable, net represent bank acceptance notes and commercial acceptance notes the Company receives from its customers in exchange for goods or services that it has transferred to customers. The notes generally range from three to six months from the date of issuance. The carrying value of notes receivable is reduced by an allowance of credit losses. Please refer to Note 2 (j) - Allowance for credit losses for adoption of expected credit losses model.

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

j.	Allowance for credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted this guidance on October 1, 2023 using a modified retrospective approach with a cumulative effect recorded as increase of retained earnings and non-controlling interests with amount of $942,227, net of tax.

ASC 326 requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. Under this guidance, the Company has exposure to credit losses for financial assets including accounts receivable, notes receivable, other receivable and other noncurrent assets. The Company considered various factors, including nature, historical collection experience, the age of the above-mentioned assets’ balance, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted loss rate method which is a combination of historical rate method and adjustment rate method, to estimate the credit loss.

Financial assets are presented net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. For the year ended September 30, 2024, the Company recorded $41,720 expected credit loss reversals in selling, general and administrative expenses. As of September 30, 2024, the allowance for credit losses of accounts receivable, notes receivable, other receivable and other noncurrent assets was $1,003,514, $220,503, $14,458 and $109,823, respectively.

k.	Inventories

Inventories, net primarily consist of i) raw materials mainly including steel strips; and ii) finished goods including steel piping products, are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average cost method. The Company records write-downs to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These write-downs are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

There were no write-downs recognized of inventories for the years ended September 30, 2024, 2023 and 2022.

l.	Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired.

The allowance for advance to suppliers recognized as of September 30, 2024 and 2023 was $270,148 and $171,538, respectively.

m.	Property and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-32 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in other income or expenses in the consolidated statements of income and other comprehensive income.

n.	Land Use Rights, net

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

Useful lives
Land use rights	50 years

o.	Long-term Investments

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

p.	Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset or an asset group may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, the Company recognizes an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value.

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2024, 2023 and 2022.

q.	Fair Value

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 -	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 -	inputs to the valuation methodology are unobservable and significant to the fair value.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other receivable, notes receivable, notes payable, short-term and long-term borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2024 and 2023.

The Company noted no transfers between levels during any of the periods presented.

The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of September 30, 2024 and 2023.

r.	Revenue Recognition

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

The Company identifies the product processing agreement as contract. For each contract, the Company considers the promise to provide production service, each of which are distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal. The transaction price is clearly stated on the contract and not subject to adjustment. The Company allocates the transaction price to each distinct service based on their relative standalone selling price. Production service revenue is recognized when production order is completed and transferred to customer.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract fulfillment cost and contract acquisition costs as of September 30, 2024 and 2023.

Contract balance

The Company does not have amounts of contract assets since revenue is recognized at a point in time. Contract liabilities are presented as advance from customers on the consolidated balance sheet. Contract liabilities are recognized when the Company receives prepayment from customers resulting from purchase order or product processing agreement. Contract liabilities will be recognized as revenue when the products are delivered. As of September 30, 2024 and 2023, the balance of advance from customers amounted to $1,553,801 and $3,408,717, respectively. For the years ended September 30, 2024 and 2023, the beginning balance of advance from customers of $2,393,995 and $3,733,552 were recognized as revenue when the products are delivered.

s.	Value-added Tax (“VAT”)

The Company is subject to VAT and related surcharges on revenue generated from products and services. The VAT is based on gross sales price and VAT rates range from 6% to 13% between October 1, 2021 and September 30, 2024 depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

t.	Cost of sales

Cost of sales consists primarily of direct and indirect materials, labor costs, manufacturing overhead, including depreciation costs of machinery and equipment and allocations of electricity and infrastructure costs.

u.	Selling Expenses

Selling expenses consist primarily of shipping and handling costs, travel expenses, advertising costs, and payroll and related expenses for employees involved in marketing and business development activities.

Shipping and handling costs are expensed as incurred. Shipping and handling costs were $1,547,311, $1,749,338 and $1,232,430 for the years ended September 30, 2024, 2023 and 2022, respectively.

Advertising costs are expensed as incurred. Advertising costs were $216,728, $157,293 and $167,459 for the years ended September 30, 2024, 2023 and 2022, respectively.

v.	General and Administrative Expenses

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, repair and maintenance expenses and other general corporate related expenses.

w.	Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

x.	Government Grants

Government grants consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities related to manufacturing base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Company, receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances.

The government grants are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government grants compensate for asset are recognized as a deduction of the carrying amount of the asset when conditions are met.

As of September 30, 2024 and 2023, liabilities included $1,139,991 and $nil, respectively, in deferred government grants, which were mainly to support the factory construction in Songyang. For the years ended September 30, 2024, 2023 and 2022, the Company recognized government grants of $904,313, $373,032 and $355,925, respectively, in other income (expense), net in the consolidated statements of income and other comprehensive income.

y.	Income Taxes

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

z.	Comprehensive Income/(Loss)

Comprehensive income/(loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented primarily includes net income/(loss) and foreign currency translation adjustments.

aa.	Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the years ended September 30, 2024, 2023 and 2022.

bb.	Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $856,887, $707,355 and $828,068 for the years ended September 30, 2024, 2023 and 2022, respectively.

cc.	Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

dd.	Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

ee.	Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

ff.	Certain Risks and Concentration

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

Concentration of Credit Risks

Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable and contract assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of September 30, 2024 and 2023, all of the Company’s cash and cash equivalents, restricted cash and notes receivable were held at major financial institutions located in the PRC which the management believes are of high credit quality. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Bank failure is uncommon in PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents, restricted cash and notes receivable are financially sound based on publicly available information. Accounts receivable and contract assets are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Interest Rate Risks

The Company is subject to interest rate risk. Although bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

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

As of September 30, 2024 and 2023, we had cash and cash equivalents of $18,118,456 and $20,192,460, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

gg.	Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of accounting standards until they would apply to private companies. Therefore, the Company’s financial statements may not be comparable to financial statements of companies that comply with public company effective dates.

New Accounting Pronouncements Recently Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the provisions of ASC 326 shall be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted the new standard beginning October 1, 2023 using the modified retrospective transaction method with a cumulative effect recorded as increase of retained earnings and non-controlling interests with amount of $942,227, net of tax.

New Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its CODM uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts such as depreciation, amortization and depletion expense to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on the consolidated financial statements and related disclosures. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net as of September 30, 2024 and 2023 consisted of the following:

	2024	2023
Accounts receivable	$19,716,856	$25,021,916
Less: allowance for expected credit losses	(1,003,514)	(2,391,641)
Accounts receivable, net	$18,713,342	$22,630,275

The Company’s customers are for the most part, various levels of government, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers. The average accounts receivable turnover period was approximately 110 days, 106 days and 108 days for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Changes of allowance for expected credit losses for the years ended September 30, 2024 and 2023 are as follow:

	2024	2023
Beginning balance	$2,391,641	$2,197,396
Cumulative-effect adjustment of adoption of CECL	(1,271,219)	-
(Reversal)/Addition	(157,175)	257,784
Exchange difference	40,267	(63,539)
Ending balance	$1,003,514	$2,391,641

NOTE 4 – NOTES RECEIVABLE, NET

Notes receivable, net as of September 30, 2024 and 2023 consisted of the following:

	2024	2023
Notes receivable	$8,122,287	$7,661,035
Less: allowance for expected credit losses	(220,503)	-
Notes receivable, net	$7,901,784	$7,661,035

Movement of allowance for expected credit losses are as follow:

2024
Beginning balance	$-
Cumulative-effect adjustment of adoption of CECL	116,097
(Reversal)/Addition	97,214
Exchange rate effect	7,192
Ending balance	$220,503

Notes receivable consisted of bank acceptance notes and commercial acceptance notes. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company. Factored notes receivables with recourse amounted $1,249,765 and $4,442,870 were recorded as short-term borrowings as of September 30, 2024 and 2023, respectively.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2024 and 2023 consisted of the following:

	2024	2023
Raw materials	$13,985,558	$13,243,104
Work in process	264,814	247,113
Finished goods	9,062,606	13,216,411
Total	$23,312,978	$26,706,629

There was no inventory write-downs recognized for the years ended September 30, 2024, 2023 and 2022.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as of September 30, 2024 and 2023 consisted of the following:

	2024	2023
Buildings	$3,029,053	$2,913,471
Machinery and equipment	10,139,959	9,631,702
Transportation vehicles	1,116,564	1,013,593
Office equipment	636,193	611,129
Construction in progress (“CIP”)	2,917,883	-
Total property plant and equipment, at cost	17,839,652	14,169,895
Less: accumulated depreciation	(9,792,037)	(8,814,898)
Property, plant and equipment, net	$8,047,615	$5,354,997

Depreciation expense was $685,674, $657,107 and $792,888 for the years ended September 30, 2024, 2023 and 2022, respectively.

During fiscal year ended September 30, 2024, no fixed asset was sold. During fiscal year ended September 30, 2023, the Company sold fixed assets with a net carrying value of $1,410, and recorded gain on sale of fixed assets of $2,557.

As of September 30, 2024 and 2023, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – LAND USE RIGHTS

Land use rights as of September 30, 2024 and 2023 consisted of the following:

	2024	2023
Land use rights, cost	$5,015,749	$4,824,826
Less: accumulated amortization	(642,591)	(512,477)
Land use rights, net	$4,373,158	$4,312,349

Amortization expense was $73,726, $58,778 and $32,087 for the years ended September 30, 2024, 2023 and 2022, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of September 30, 2024 and 2023:

	2024	2023
Huashang Micro Finance Co.	$5,414,957	$5,208,333
Longwan Rural Commercial Bank	6,409,884	6,165,296
Wenzhou Longlian Development Co., Ltd	1,187,500	1,142,188
Total	$13,012,340	$12,515,817

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD). The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Huashang during the years ended September 30, 2024, 2023 and 2022.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the years ended September 30, 2024, 2023 and 2022.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at the cost on its consolidated balance sheets. During the year ended September 30, 2024, the Company received dividend income of RMB 1,984,500 ($275,460 in USD) from LRCB. During the year ended September 30, 2023, the Company received dividend income of RMB 1,764,000 ($250,096 in USD) from LRCB. During the year ended September 30, 2022, the Company received dividend income of RMB 2,756,250 ($420,596 in USD) from LRCB.

The ownership percentage of the above long-term investments has not changed during the fiscal year ended September 30, 2024. During the years ended September 30, 2024 and 2023, no impairment of long-term investment was recognized.

NOTE 9 – NOTES PAYABLE

Notes payable consisted of bank notes payable of $13,337,893 and $1,632,401 provided by the Company to its suppliers as of September 30, 2024 and 2023, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of fund at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2024 and 2023:

	2024	2023
Accrued payroll and other welfare	$1,898,958	$1,591,880
Other accrued expenses	254,269	354,445
Total	$2,153,227	$1,946,325

NOTE 11 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term and long-term borrowings consisted of the following as of September 30, 2024 and 2023:

	2024	2023
Short-term borrowings	$1,249,765	$4,442,870
Long-term borrowings
Current portion	$-	$43,860
Non-current portion	-	5,398,849
Total long-term borrowings	$-	$5,442,709

Short-term borrowings

Short-term borrowings outstanding at September 30, 2024 and 2023 were undue factored notes receivable with recourse as shown in Note 4. These notes receivable will be expired in no more than six months from September 30, 2024 and 2023, respectively.

Long-term borrowings

No long-term borrowings were outstanding at September 30, 2024.

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

Pledges and Guarantees

The Company’s bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	As of September 30,
	2024	2023
Buildings, net	$24,806	$23,860
Land use right	417,411	414,738
Total	$442,217	$438,598

Interest expenses

For the years ended September 30, 2024, 2023 and 2022, total interest expense on all short-term borrowings, long-term borrowings and notes receivable factoring amounted to $176,023, $442,748 and $1,151,567, respectively.

NOTE 12 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

Customer concentration

During the year ended September 30, 2024, two customers accounted for 10.23% and 10.15% of total revenue. As of September 30, 2024, amount due from these two customers included in accounts receivable was $788,305 and $512,547, respectively, representing 4.00% and 2.60% of total accounts receivable, respectively. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2024, which combined accounted for 16.82% of the Company’s total accounts receivable.

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

Purchase concentration

For the year ended September 30, 2024, three suppliers accounted for 31.45%, 13.77% and 10.39% of the Company’s total raw material purchase. There were three suppliers that have significant concentration of total accounts payable for the year ended September 30, 2024, which accounted for 31.96%, 31.40% and 13.32% of the Company’s total accounts payable.

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

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 13 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties:

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang
Shanghai Huadi Industrial Ltd. (“Shanghai Huadi”)	An entity 51% owned by Jueqin Wang
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co. (“Huadi Material”)	An entity 100% owned by Yiyu Wang
Wenzhou Maituo International Trade Ltd. (“Wenzhou Maituo”)	An entity controlled by Meiling Wang
Jueqin Wang	Principal shareholder of the Company
Di Wang	Principal shareholder of the Company
Yiyu Wang	Immediate family member of majority shareholder of the Company
Meiling Wang	Immediate family member of majority shareholder of the Company
Bing Zhang	Principal shareholder of the Company

2) Related party transactions

2024 Fiscal year

During the year ended September 30, 2024, the Company purchased a total of $1,832 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. The Company paid a total of $3,741,463 to Taizhou Huadi for raw materials purchased in recent years. As of September 30, 2024, the Company had no account payable balance due to this entity.

During the year ended September 30, 2024, the Company purchased $666,114 raw materials from Huadi Material and paid a total of $1,427,247. As of September 30, 2024, the Company had advance balance of $692,485 to this entity. Also, the Company sold a total of $7,343 steel materials and refunded $390,513 to Huadi Material which was paid in advance by Huadi Material in the year ended September 30, 2023. As of September 30, 2024, the Company had no advance balance from this entity.

During the year ended September 30, 2024, the Company sold a total of $1,661 steel materials to Shanghai Huadi. As of September 30, 2024, these amounts were fully collected.

During the year ended September 30, 2024, the Company refunded $631,567 to Wenzhou Maituo, which was paid in advance by Wenzhou Maituo in the year ended September 30, 2023. As of September 30, 2024, the Company had no advance balance from this entity.

During the year ended September 30, 2024, the Company leased an office to Huashang with annual rent amounted $29,192, and the Company recorded $30,232 rental income. As of September 30, 2024, the Company had advance balance of $5,650 from this entity.

During the year ended September 30, 2024, the Company repaid RMB 150,000 ($20,821 in USD) to Jueqin Wang. The borrowing was made in previous years to support the Company’s operations, which was unsecured, due on demand, and interest free. As of September 30, 2024, the company had outstanding balance of $308,908 to Jueqin Wang.

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

3) Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2024 and 2023:

Accounts	Name of related parties	2024	2023
Accounts payable	Taizhou Huadi Industrial Ltd.	$-	$3,692,394
Advance to suppliers	Taizhou Huadi Material Technology Co.	692,485	-
Advance from customer	Taizhou Huadi Material Technology Co.	-	(385,605)
Advance from customer	Wenzhou Maituo International Trade Ltd.	-	(623,629)
Advance from customer	Huashang Micro Finance Co.	(5,650)	(6,462)
Due to related parties – noncurrent portion	Jueqin Wang	(308,908)	(317,680)

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

Shares Issuances

On January 26, 2021, the Company completed its initial public offering (“IPO”) of 3,125,000 shares of its common stock at a public offering price of $8.00 per share. The gross proceeds from the offering were approximately $25 million before deducting placement agents’ commissions and other offering expenses. The offering was conducted on a firm commitment basis. The Company issued warrants to the Underwriters equal to six percent (6%) of the shares issued in the IPO (the “Representative Warrants”). The Representative Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than four and one-half year years from the effective date of the registration statement in compliance with FINRA Rule 5110(f)(2)(G)(i). The Representative Warrants are exercisable at a per share price of $10.00, which is 125% of the Public Offering Price. The Representative Warrants are also exercisable on a cashless basis. As of September 30, 2022, no warrant was exercised.

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

On November 7, 2022, the Company entered into a securities purchase agreement with two institutional investors pursuant to which the Company agreed to sell up to 3,500,000 ordinary shares, par value $0.0002 per share, in a registered direct offering. On November 9, 2022, the Company closed the Offering for the sale of 1,000,000 ordinary shares. The Company received gross proceeds from the sale of the Shares of approximately $25,000,000, before deducting placement agent fees and other offering expenses. The Company has agreed to grant each purchaser, for a period of one ninety (90) days after the closing date, or for an additional thirty (30) days thereafter at the election of the Company, the right to purchase additional ordinary shares in an aggregate amount equal to up to 250% of the Shares issued or issuable to each purchaser pursuant to the Purchase Agreement, on the same terms, conditions and price at the purchase of the ordinary shares. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2023, all warrants have expired.

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

On April 16, 2024, the Company granted an aggregate of 20,000 annual bonus share (the “Bonus Shares”) to its Chief Financial Officer Mr. Jianping Xiang. The stock-based compensation expense in relation to the Bonus Shares have been recognized based on the fair value on the share price of $2.45 on the grant date. As of September 30, 2024, the 20,000 shares have been issued to Mr. Jianping Xiang. For the year ended September 30, 2024, the Company recognized $49,000 for the compensation cost.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of September 30, 2024 and 2023.

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

As a result of the foregoing restrictions, Huadi PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Huadi PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2024 and 2023, amounts restricted are the paid-in-capital and statutory reserve of Huadi PRC Subsidiaries as follows:

	2024	2023
Statutory reserves	$919,978	$874,518
Paid-in-capital	24,815,336	13,775,036
Total	$25,735,314	$14,649,554

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

Hong Kong

HK Beach is established in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, HK Beach, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. HK Beach is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2024, 2023 and 2022.

PRC

Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2019, and the HNTE certificate was renewed on December 24, 2022. Thus, Huadi Steel is eligible for a 15% preferential tax rate from fiscal year 2020 to fiscal year 2025. As of September 30, 2024, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

Huadi Songyang is established in PRC and is subject to statutory income tax rate at 25%.

Income taxes for the years ended September 30, 2024, 2023 and 2022 are attributed to the Company’s continuing operations in China and consisted of:

	2024	2023	2022
Current income tax	$8,668	$285,460	$-
Deferred income tax	(307,278)	(64,606)	173,017
Total income tax (benefits) expenses	$(298,610)	$220,854	$173,017

Income tax expense reconciliations are as follows:

	2024	2023	2022
Income before taxes	$(156,215)	$3,516,111	$2,121,071
PRC EIT tax rates	25%	15%	15%
Tax at the PRC EIT tax rates	$(39,054)	527,417	318,161
Difference due to preferential tax	(19,006)
Rate differences in various jurisdictions	78,051	82,748	-
Tax effect of R&D expenses deduction	(335,883)	(382,617)	(281,013)
Tax effect of non-taxable investment income and government grant	(41,319)	(37,514)	(37,148)
Tax effect of non-deductible expenses	41,415	30,820	173,017
Changes in valuation allowance:	17,186	-	-
Income tax (benefits) expenses	$(298,610)	$220,854	$173,017

Deferred tax assets

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset as of September 30, 2024 and 2023 are presented below:

	2024	2023
Deferred tax assets:
Allowance for expected credit losses	$202,245	$-
Allowance for bad debt	47,416	392,713
Loss carryforward	318,856	2,076
DTA allowance	(17,643)	(2,076)
Total	$550,874	$392,713

Tax payables

Tax payables consisted of the following as of September 30, 2024 and 2023:

	2024	2023
Income tax payable	$3,318,644	$3,507,752
VAT and tax payable	325,521	502,097
Total	$3,644,165	$4,009,849

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2023 the Company did not have any significant unrecognized uncertain tax positions.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments

Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for construction of new factories. Total capital commitments contracted but not provided for amounted to $6,238,097 and $nil as of September 30, 2024 and 2023, respectively. All commitments as of September 30, 2024 were within 1 year.

Contingencies

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2024 and 2023, the Company had no pending legal proceedings outstanding.

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

Revenue disaggregation

The following table presents revenue for the year ended September 30, 2024, 2023 and 2022 by business lines:

	2024	2023	2022
Revenue
Sales of steel piping products	$73,635,012	$83,113,259	$74,702,625
Production service revenue	635,417	1,219,041	1,663,523
Total revenue	$74,270,429	$84,332,300	$76,366,148

Geographical areas

The following table presents revenues by geographic areas for the year ended September 30, 2024.

	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$60,079,920	80.89%
USA	7,814,677	10.52%
Singapore	3,767,180	5.07%
The United Arab Emirates	776,416	1.05%
India	748,168	1.01%
Other foreign countries	1,084,068	1.46%

The following table presents revenues by geographic areas for the year ended September 30, 2023.

	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$73,744,662	87.45%
USA	7,146,478	8.47%
India	1,596,243	1.89%
United Mexican States	577,416	0.68%
Australia	385,111	0.46%
Other foreign countries	882,390	1.05%

The following table presents revenues by geographic areas for the year ended September 30, 2022:

	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$64,787,186	84.69%
USA	7,628,332	9.97%
Taiwan	1,296,863	1.70%
Australia	1,191,512	1.56%
Marshall Islands	730,039	0.95%
Other foreign countries	868,364	1.13%

Due to the nature of the Company’s products, it is impractical to disclose revenues generated from each product or each group of similar products. Also, as the Company’s long-lived assets are primarily located in the PRC, no geographical segments are presented.

NOTE 18 – OTHER INCOME (EXPENSE), NET

Other income (expense), net for the years ended September 30, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Government grants	$904,313	$373,032	$355,925
Dividend income	275,460	250,096	420,596
Rental income	127,996	85,437	-
Other net miscellaneous income (expenses)	(61,843)	(6,814)	621,652
Total other income (expense), net	$1,245,926	$701,751	$1,398,173

NOTE 19 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after September 30, 2024, up through January 30, 2025 the Company issued the consolidated financial statements and concluded that no material subsequent events occurred.

NOTE 20 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented herein. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the income of the subsidiary is presented as “share of income of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2024 and 2023, respectively.

PARENT COMPANY BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$511,454	$2,992,032
Other receivables	6,858,500	6,858,500
Total current assets	7,369,954	9,850,532
Investment in subsidiaries	70,724,772	64,624,960
TOTAL ASSETS	$78,094,726	$74,475,492

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$91,500	$66,500
Total current liabilities	91,500	66,500
TOTAL LIABILITIES	91,500	66,500

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,279,182 and 14,259,182 shares issued and outstanding, respectively	2,856	2,852
Additional paid-in capital	67,329,705	67,280,709
Retained earnings	8,624,437	7,554,210
Accumulated other comprehensive income	2,046,228	(428,779)
Total equity	78,003,226	74,408,992
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$78,094,726	$74,475,492

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023	2022
Operating expenses:
Selling, general and administrative	$474,715	$605,480	$435,061
Total operating expenses	474,715	605,480	435,061

Operating income	(474,715)	(605,480)	(435,061)

Other income (expenses):
Interest income (expenses), net	120,137	106,363	(2,117)
Share of income of subsidiaries	492,000	3,756,839	2,361,280
Total other income (expenses), net	612,137	3,863,202	2,359,163

Income before income taxes	137,422	3,257,722	1,924,202

Income tax expenses	-	-	-

Net income	137,422	3,257,722	1,924,202

Other comprehensive income (loss):
Foreign currency translation adjustment	2,475,007	(1,301,838)	(3,754,602)
Total comprehensive income (loss)	$2,612,429	$1,955,884	$(1,830,400)

PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$137,422	$3,257,722	$1,924,202
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	49,000	59,600	-
Share of income of subsidiaries	(492,000)	(3,756,839)	(2,361,280)
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	25,000	-	(3,433)
Net cash provided by (used in) operating activities	(280,578)	(439,517)	(440,511)

Cash Flows from Investing Activities:
Investment in subsidiary	(2,200,000)	-	-
Net cash used in investing activities	(2,200,000)	-	-

Cash Flows from Financing Activities:
Proceeds from stock offering, net of offering costs		23,010,000
Repayments to related parties	-	(6,858,500)	-
Repayments to subsidiaries	-	(12,733,500)	-
Net cash (used in) provided by financing activities	-	3,418,000	-

Effect of exchange rate changes on cash and cash equivalents and restricted cash	-	-	-

Net (decrease) increase in cash and cash equivalents and restricted cash	(2,480,578)	2,978,483	(440,511)
Cash and cash equivalents and restricted cash at the beginning of year	2,992,032	13,549	454,060
Cash and cash equivalents and restricted cash at the end of year	$511,454	$2,992,032	$13,549