Form 20-F/A
period 2024-09-30
Huadi International Group Co., Ltd.
filed 2025-03-27
CIK 1791725

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

Item 3. Key Information

Overview

Our Corporate Structure and Operations in China

Huadi International is not a Chinese operating company but a Cayman Islands incorporated holding company with no material operations of its own, conducting business through our subsidiaries’ operation in China. Huadi International does not conduct our business through variable interest entity (“VIE”) structure. For more details of risks related to our corporate structure, see “Risk Factors- Risks Related to Our Corporate Structure and Ordinary Shares” beginning on page 30.

Huadi Songyang, Wenzhou Hongshun, and Huadi Steel are subject to certain legal and operational risks associated with being based in China and having a majority of our operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the daily business operation of PRC subsidiaries and our ability to accept foreign investments and list on an U.S. or other foreign exchange. These risks may cause significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. See “Risk Factors - Risks Related to Doing Business in China” beginning on page 17.

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

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong are subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, HTL, is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange. See “Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 26.

Recent Regulatory Actions by the PRC Government

Because the Company conducts substantially of its operations in China through its PRC subsidiaries, we are subject to certain legal and operational risks associated with the operations in China, including changes in the legal, political, and economic policies of the Chinese government, the relationship between China and United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operating subsidiaries’ operations and/or the value of our Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, which may be changed from time to time, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

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

In the opinion of our PRC counsel,  Zhejiang Dongou Law Firm, we are not subject to cybersecurity review with the CAC, after the Measures for Cybersecurity Review (2021 version) became effective on February 15, 2022, since (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying our PRC operating entities as critical information infrastructure operators or requiring our PRC operating entities to go through cybersecurity review or network data security review by the CAC.

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

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replace the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in December 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. For more information, see “Risk Factors - Risks Related to Doing Business in China -The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If the Chinese government intervenes or influences our operations in the future, it could result in a material change in our operations and/or the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless” on page 17.

Transfers of Cash to and from Our Subsidiaries

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct substantially all the operations through our PRC subsidiaries. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 20.

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, Zhejiang Dongou Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. See “Regulation — Regulations on Private Lending.”

We currently do not maintain any cash management policies that dictate the purposes, amounts and procedures form cash transfers among the Company, our subsidiaries, or investors. Rather, as of the date of this annual report, funds can be transferred in accordance with the applicable PRC laws and regulations.

The following table summarizes our cash transfers within our organization for the year ended September 30, 2024:

Nature	Cash outflow	Cash inflow	Amount
Capital contribution	Huadi International	HK Beach	$2,200,000
Capital contribution	HK Beach	Wenzhou Hongshun	60,000
Capital contribution	HK Beach	Huadi Songyang	10,980,300
Capital contribution	Wenzhou Hongshun	Huadi Steel	60,000
Internal loan	HK Beach	Huadi Steel	2,950,000
Repayment on internal loan	Huadi Songyang	Huadi Steel	13,881

The following table summarizes our cash transfers within our organization for the year ended September 30, 2023:

Nature	Cash outflow	Cash inflow	Amount
Capital contribution	Huadi International	HK Beach	$12,800,000
Capital contribution	HK Beach	Huadi Songyang	3,549,700
Internal loan	Huadi International	Huadi Steel	6,858,500
Internal loan	HK Beach	Huadi Steel	8,500,000
Internal loan	Huadi Steel	Huadi Songyang	14,178

The following table summarizes our cash transfers within our organization for the year ended September 30, 2022:

Nature	Cash outflow	Cash inflow	Amount
Capital contribution	HK Beach	Wenzhou Hongshun	$4,000,000
Capital contribution	Wenzhou Hongshun	Huadi Steel	4,000,000
Repayment on internal loan	Huadi Steel	HK Beach	4,000,000

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Regulation — Regulations on Dividend Distributions.” However, none of our subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this annual report. See also “Risk Factors — Risks Related to Doing Business in China — Huadi International relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 21.

As of the date of this annual report, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We intend to retain all of our available funds and any future earnings and cash proceeds from overseas financing activities to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange management system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 25.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Risk Factors — Risks Related to Doing Business in China — If our entities outside of China are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 25.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protections to investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for districts in the State of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

There is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Ogier, our counsel as to Cayman Islands law, that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re- examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	is not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Tariffs could materially have a negative impact on the demand for our products.. See “Risk Factors- Risks Related to Our Business and Industry- Tariffs could materially have a negative impact on the demand for our products.” on page 6.

●	The trade policy initiatives announced by the United States administration against China may adversely affect our business. See “Risk Factors- Risks Related to Our Business and Industry- The trade policy initiatives announced by the United States administration against China may adversely affect our business” on page 6.

●	Our business is affected by global economic and political conditions. See “Risk Factors- Risks Related to Our Business and Industry- Our business is affected by global economic and political conditions” on page 7.

●	Any decline in the availability or increase in the cost of raw materials and energy resources could materially affect our earnings. See “Risk Factors- Risks Related to Our Business and Industry- Any decline in the availability or increase in the cost of raw materials and energy resources could materially affect our earnings” on page 8.

●	The loss of any of our key customers could reduce our revenues and our profitability. See “Risk Factors- Risks Related to Our Business and Industry- The loss of any of our key customers could reduce our revenues and our profitability” on page 8.

Risks Related to Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If the Chinese government intervenes or influences our operations in the future, it could result in a material change in our operations and/or the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. See “Risk Factors-Risks Related to Doing Business in China-The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If the Chinese government intervenes or influences our operations in the future, it could result in a material change in our operations and/or the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless” on page 17.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors-Risks Related to Doing Business in China-Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 19.

●	Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors-Risks Related to Doing Business in China-Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 20.

●	Huadi International relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors-Risks Related to Doing Business in China-Huadi International relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 21.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares. See “Risk Factors-Risks Related to Doing Business in China-Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares” on page 22.

●	The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. See “Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” page 23.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. See “Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 23.

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC operating entities to penalties. See “Risk Factors-Risks Related to Doing Business in China-Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC operating entities to penalties” on page 23.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See “Risk Factors-Risks Related to Doing Business in China-The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 24.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law. See “Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 24.

Risks Related to Our Corporate Structure and Ordinary Shares

●	Huadi International is an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Shares-Huadi International is an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors” on page 30.

●	Huadi International is a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Shares-Huadi International is a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects” on page 30.

●	As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Shares- As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers” on page 30.

●	You may have difficulty enforcing judgments obtained against us. See “Risk Factors-Risks Related to Corporate Structure and Our Ordinary Shares-You may have difficulty enforcing judgments obtained against us” on page 30.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Huadi is incorporated under Cayman Islands law. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Shares-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Huadi is incorporated under Cayman Islands law” on page 31.

●	Nasdaq may apply additional and more stringent criteria for Huadi International’s continued listing. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Share- Nasdaq may apply additional and more stringent criteria for Huadi International’s continued listing” on page 31.

●	If Huadi International cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Share- If Huadi International cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them” page 31.

●	The market price of Huadi International’s ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Share- The market price of Huadi International’s ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price” on page 32.

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

PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and the use of the proceeds. On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund our PRC operating subsidiaries, to invest in or acquire any other PRC companies through our PRC Subsidiaries, which may adversely affect our business, financial condition and results of operations.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10.E – Taxation – PRC Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Huadi International or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Huadi International or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

Huadi International is an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non- resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10.E – Taxation – PRC Taxation.” As of September 30, 2023 and 2022, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

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

Huadi International is an exempted company incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC, against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities” on page 4.

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

Regulation on Foreign Exchange Control and Registration of Offshore Investment by PRC Residents

See “Item 10. Additional Information - D. Exchange Controls.”

Regulation on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and FIEs, and the Foreign Investment Law and its Implementing Rules, which apply to FIEs.

Under these laws, regulations and rules, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to set aside as general reserves at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, until the cumulative amount of their reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Regulations on Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

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

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Risk Factors-Risks Related to Our Business and Industry - Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC operating entities to penalties.”

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

Net cash used in operating activities for the year ended September 30, 2023 was approximately $2.45 million, which was primarily attributable to a net profit approximately $3.30 million, adjusted for non-cash items for approximately $0.49 million and adjustments for changes in working capital approximately $6.24 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $3.84 million - our accounts receivable increased significantly due to increased credit sales which was subsequently collected. For the year ended September 30, 2023, we had an overall sales outstanding of 105 days compared with 108 days for the fiscal year 2022;

(ii)	increase in notes receivable of approximately $6.50 million and increase in notes payable of approximately $1.14 million - notes receivable consists of bank acceptance notes and commercial acceptance notes we received from our customers while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	decrease in advances to suppliers of approximately $1.10 million - our advances to suppliers decreased significantly mainly attributable to the delivery of orders from our suppliers. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed from time to time;

(iv)	increase in inventory of approximately $2.55 million - our inventory increased due to increased inventory stock level which aims to reduce customer lead time;

(v)	Increase in accounts payable of approximately $3.98 million;

(vi)	Increase in tax payable of approximately $1.00 million - tax payable increased due to increased net income;

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

Related Party Balances

Net outstanding balances with related parties consisted of the following as of this annual report and September 30, 2024 and 2023:

Accounts	Name of related parties	2024	2023
Accounts payable	Taizhou Huadi Industrial Ltd. (1)	$-	$3,692,394
Advance to suppliers	Taizhou Huadi Material Technology Co. (2)	692,485	-
Advance from customer	Taizhou Huadi Material Technology Co. (2)	-	(385,605)
Advance from customer	Wenzhou Maituo International Trade Ltd. (3)	-	(623,629)
Advance from customer	Huashang Micro Finance Co. (4)	(5,650)	(6,462)
Due to related parties - noncurrent portion	Jueqin Wang (5)	(308,908)	(317,680)

(1)	The balances with the related party are payables for raw materials. The amount is trade nature. As of the date of this annual report, the amount due to Taizhou Huadi has been $nil.

(2)	The balances with the related part are advances to Huadi Material for raw materials. The amount is trade nature. As of the date of this annual report, the amount advance to Huadi Material has been $692,485.

(3)	The balances with the related part are advances from Huadi Material for steel pipes. The amount is trade nature. As of the date of this annual report, the amount due to Wenzhou Maituo has been $nil.

(4)	The balances with the related part are rental fees advance from Huashang. The amount is non-trade nature. As of the date of this annual report, the amount due to Huashang has been $nil.

(5)	The balances with the related part are unsecured, interest free with no specific repayment terms. The amount is non-trade nature. As of the date of this annual report, the amount due to Jueqin Wang has been $308,908.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Employment Agreements.”

C.	Interests of experts and counsel

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (Exhibit 3.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
1.2	Amended and Restated Memorandum and Articles of Association (Exhibit 3.2 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
2.1	Description of Securities (Exhibit 2.1 to Form 20-F submitted on January 30, 2025, and is incorporated herein by reference)
4.1	Summary Translation of Employment Agreement by and between the Registrant and Di Wang (Exhibit 10.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.2	Summary Translation of Employment Agreement by and between the Registrant and Jueqin Wang (Exhibit 10.2 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.3	Summary Translation of Employment Agreement by and between the Registrant and Huisen Wang (Exhibit 10.3 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.4	Employment Agreement with Jianping Xiang (Exhibit 10.1 to the Form 6-K submitted on December 09, 2022 and is incorporated herein by reference)
4.5	Director Offer Letter with Songlin Li (Exhibit 10.5 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.6	Director Offer Letter with Jiancong Huang (Exhibit 10.6 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.7	Director Offer Letter with He “Henry” Huang (Exhibit 10.7 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.8	Entrustment Agreement among shareholders of Yongqiang Donghai Limited (Exhibit 10.8 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
8.1	List of Subsidiaries (incorporate by reference to Exhibit 8.1 to our annual report on Form 20-F, filed with the SEC on February 5, 2024)
11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
11.2	Insider Trading Policies (incorporate by reference to Exhibit 11.2 to our annual report on Form 20-F, filed with the SEC on February 5, 2024)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1	Consent of TPS Thayer (Exhibit 15.1 to Form 20-F submitted on January 30, 2025, and is incorporated herein by reference)
15.2	Consent of HTL International, LLC (Exhibit 15.2 to Form 20-F submitted on January 30, 2025, and is incorporated herein by reference)
97.1	Executive Compensation Recovery Policy (incorporate by reference to Exhibit 97.1 to our annual report on Form 20-F, filed with the SEC on February 5, 2024)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUADI INTERNATIONAL GROUP CO., LTD.

By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

Date: March 27, 2025

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2021

Sugar Land, TX

February 15, 2023

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$18,118,456	$20,192,460
Restricted cash	4,410,489	769,233
Accounts receivable, net of allowance for credit losses of $1,003,514 and $2,391,641, respectively	18,713,342	22,630,275
Notes receivable, net	7,901,784	7,661,035
Inventories	23,312,978	26,706,629
Advances to suppliers, net	3,622,162	2,105,902
Advances to suppliers, net - related parties	692,485	-
Other receivables, net	700,513	171,182
Total current assets	77,472,209	80,236,716
Property, plant and equipment, net	8,047,615	5,354,997
Land use rights, net	4,373,158	4,312,349
Long-term investments	13,012,340	12,515,817
Deferred tax assets	550,874	392,713
Other noncurrent assets, net	138,335	198,194
TOTAL ASSETS	$103,594,531	$103,010,786
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,889,342	$3,434,031
Accounts payable - related parties	-	3,692,394
Accrued expenses and other current liabilities	2,153,227	1,946,325
Notes payable	13,337,893	1,632,401
Advance from customers	1,548,151	2,393,021
Advance from customers - related parties	5,650	1,015,696
Short-term borrowings	1,249,765	4,442,870
Long-term borrowings - current portion	-	43,860
Tax payable	3,644,165	4,009,849
Total current liabilities	23,828,193	22,610,447
Long-term borrowings	-	5,398,849
Due to related parties - noncurrent portion	308,908	317,680
Deferred government grants - noncurrent portion	1,139,991	-
TOTAL LIABILITIES	25,277,092	28,326,976

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,279,182 and 14,259,182 shares issued and outstanding, respectively	2,856	2,852
Additional paid-in capital	67,329,705	67,280,709
Statutory surplus reserves	919,978	874,518
Retained earnings	7,704,459	6,679,692
Accumulated other comprehensive (loss) income	2,046,228	(428,779)
Total equity attributable to Huadi International Group Co., Ltd.	78,003,226	74,408,992
Equity attributable to non-controlling interests	314,213	274,818
Total shareholders’ equity	78,317,439	74,683,810
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$103,594,531	$103,010,786

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

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(IN U.S. DOLLARS)

	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$142,395	$3,295,257	$1,948,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	685,674	657,107	792,888
Amortization	73,726	58,778	32,087
Stock-based compensation	49,000	59,600	-
Credit loss (reversal) expenses	(41,720)	-	-
Bad debt expenses (recovery)	89,425	430,708	(564,283)
Deferred tax benefits (expenses)	(307,278)	(64,606)	173,017
Loss (gain) on disposal of fixed assets	-	(2,557)	-
Foreign currency transaction (gain) loss	(98,353)	(644,118)	-
Changes in operating assets and liabilities:
Accounts receivable	6,134,515	(3,840,784)	4,080,722
Notes receivable	(153,248)	(6,501,994)	1,018,351
Inventories	4,337,744	(2,545,634)	(4,653,336)
Advances to suppliers	(1,485,013)	1,103,735	85,084
Advances to suppliers - related party	(674,539)	-	5,457,504
Other receivables	(523,082)	380,277	(132,062)
Other noncurrent assets	14,596	(261,810)	-
Accounts payable	(5,376,754)	3,984,378	1,960,756
Accrued expenses and other current liabilities	126,976	226,934	(91,961)
Notes payable	11,339,061	1,135,639	(1,678,680)
Advances from customers	(1,938,570)	(912,997)	188,878
Tax payable	(511,162)	994,361	(589,163)
Deferred government grants	1,110,448	-	-
Net cash provided by (used in) operating activities	12,993,841	(2,447,726)	8,027,856

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(308,631)	(157,571)	(206,175)
Purchases of land-use-right	-	(3,440,489)	-
Acquisition of CIP	(2,759,262)	-	-
Proceeds from disposition of property, plant and equipment	-	4,015	-
Net cash used in investing activities	(3,067,893)	(3,594,045)	(206,175)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	1,217,377	5,588,190	21,719,160
Repayments on short-term borrowings	(4,499,422)	(12,982,576)	(41,712,446)
Proceeds from long-term borrowings	2,762,239	5,639,913	10,095,831
Repayments on long-term borrowings	(8,274,225)	(9,389,931)	-
Proceeds from stock offering, net of offering costs	-	23,010,000	-
Proceeds from related parties	-	6,858,500	305,226
Repayments to related parties	(20,821)	(7,142,055)	(152,628)
Net cash (used in) provided by financing activities	(8,814,852)	11,582,041	(9,744,857)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	456,156	878,178	(188,294)

Net (decrease) increase in cash and cash equivalents and restricted cash	1,567,252	6,418,448	(2,111,470)
Cash and cash equivalents and restricted cash at the beginning of year	20,961,693	14,543,245	16,654,715
Cash and cash equivalents and restricted cash at the end of year	$22,528,945	$20,961,693	$14,543,245

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$328,428	$25,773	$64,016
Cash paid for interest	$176,023	$442,748	1,151,567

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

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

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

NOTE 3 - ACCOUNTS RECEIVABLE, NET

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

NOTE 4 - NOTES RECEIVABLE, NET

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

NOTE 5 - INVENTORIES

Inventories as of September 30, 2024 and 2023 consisted of the following:

	2024	2023
Raw materials	$13,985,558	$13,243,104
Work in process	264,814	247,113
Finished goods	9,062,606	13,216,411
Total	$23,312,978	$26,706,629

There was no inventory write-downs recognized for the years ended September 30, 2024, 2023 and 2022.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, NET

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

NOTE 7 - LAND USE RIGHTS

Land use rights as of September 30, 2024 and 2023 consisted of the following:

	2024	2023
Land use rights, cost	$5,015,749	$4,824,826
Less: accumulated amortization	(642,591)	(512,477)
Land use rights, net	$4,373,158	$4,312,349

Amortization expense was $73,726, $58,778 and $32,087 for the years ended September 30, 2024, 2023 and 2022, respectively.

NOTE 8 - LONG-TERM INVESTMENTS

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

NOTE 9 - NOTES PAYABLE

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

NOTE 10 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2024 and 2023:

	2024	2023
Accrued payroll and other welfare	$1,898,958	$1,591,880
Other accrued expenses	254,269	354,445
Total	$2,153,227	$1,946,325

NOTE 11 - SHORT-TERM AND LONG-TERM BORROWINGS

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

NOTE 12 - CUSTOMER AND SUPPLIER CONCENTRATIONS

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

NOTE 13 - RELATED PARTY TRANSACTIONS

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

NOTE 14 - SHAREHOLDERS’ EQUITY

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

NOTE 15 - INCOME TAXES

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

NOTE 16 - COMMITMENTS AND CONTINGENCIES

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

NOTE 17 - SEGMENT REPORTING

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

NOTE 18 - OTHER INCOME (EXPENSE), NET

Other income (expense), net for the years ended September 30, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Government grants	$904,313	$373,032	$355,925
Dividend income	275,460	250,096	420,596
Rental income	127,996	85,437	-
Other net miscellaneous income (expenses)	(61,843)	(6,814)	621,652
Total other income (expense), net	$1,245,926	$701,751	$1,398,173

NOTE 19 - SUBSEQUENT EVENTS

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

NOTE 20 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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