Form 20-F
period 2025-09-30
Huadi International Group Co., Ltd.
filed 2026-01-30
CIK 1791725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,299,182 ordinary shares as of September 30, 2025.

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars,” “USD,” “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2025, 2024, and 2023 were US $1.00 for RMB 7.1190, RMB 7.0176, and RMB 7.2960, respectively. The average exchange rates for the years ended September 30, 2025, 2024 and 2023 were US $1.00 for RMB 7.2125, RMB 7.2043, and RMB 7.0533, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 3. Key Information

Overview

Our Corporate Structure and Operations in China

Huadi International is not a Chinese operating company but a Cayman Islands incorporated holding company with no material operations of its own, conducting business through our subsidiaries’ operation in China. Huadi International does not conduct our business through variable interest entity (“VIE”) structure. For more details of risks related to our corporate structure, see “Risk Factors- Risks Related to Our Corporate Structure and Ordinary Shares” beginning on page 10.

Huadi Songyang, Wenzhou Hongshun, and Huadi Steel are subject to certain legal and operational risks associated with being based in China and having a majority of our operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the daily business operation of PRC subsidiaries and our ability to accept foreign investments and list on an U.S. or other foreign exchange. These risks may cause significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. See “Risk Factors - Risks Related to Doing Business in China” beginning on page 9.

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

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong are subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong and remains focused on conducting regular inspections and pursuing ongoing investigations, as well as initiating new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, HTL, is headquartered in Houston, Texas, and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange. See “Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 33.

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

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replace the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in December 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. For more information, see “Risk Factors - Risks Related to Doing Business in China -The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If the Chinese government intervenes or influences our operations in the future, it could result in a material change in our operations and/or the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless” on page 24.

Transfers of Cash to and from Our Subsidiaries

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct substantially all the operations through our PRC subsidiaries. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors - Risks Related to Doing Business in China - PRC regulations on loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 27.

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

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, Zhejiang Dongou Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. See “Regulation - Regulations on Private Lending.”

We currently do not maintain any cash management policies that dictate the purposes, amounts and procedures form cash transfers among the Company, our subsidiaries, or investors. Rather, as of the date of this annual report, funds can be transferred in accordance with the applicable PRC laws and regulations.

The following table summarizes our cash transfers within our organization for the year ended September 30, 2025:

Nature	Cash outflow	Cash inflow	Amount
Capital contribution	Huadi International	HK Beach	$20,000
Capital contribution	HK Beach	Huadi Songyang	470,000
Repayment on internal loan	Huadi Steel	HK Beach	450,000

The following table summarizes our cash transfers within our organization for the year ended September 30, 2024:

Nature	Cash outflow	Cash inflow	Amount
Capital contribution	Huadi International	HK Beach	$2,200,000
Capital contribution	HK Beach	Wenzhou Hongshun	60,000
Capital contribution	HK Beach	Huadi Songyang	10,980,300
Capital contribution	Wenzhou Hongshun	Huadi Steel	60,000
Internal loan	HK Beach	Huadi Steel	2,950,000
Repayment on internal loan	Huadi Songyang	Huadi Steel	13,881

The following table summarizes our cash transfers within our organization for the year ended September 30, 2023:

Nature	Cash outflow	Cash inflow	Amount
Capital contribution	Huadi International	HK Beach	$12,800,000
Capital contribution	HK Beach	Huadi Songyang	3,549,700
Internal loan	Huadi International	Huadi Steel	6,858,500
Internal loan	HK Beach	Huadi Steel	8,500,000
Internal loan	Huadi Steel	Huadi Songyang	14,178

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Regulation - Regulations on Dividend Distributions.” However, none of our subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this annual report. See also “Risk Factors - Risks Related to Doing Business in China - Huadi International relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 28.

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

In addition, the PRC government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange management system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Risk Factors - Risks Related to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 30.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Risk Factors - Risks Related to Doing Business in China - If our entities outside of China are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 32.

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

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Tariffs could materially have a negative impact on the demand for our products. See “Risk Factors- Risks Related to Our Business and Industry- Tariffs could materially have a negative impact on the demand for our products.” on page 12.

●	The trade policy initiatives announced by the United States administration against China may adversely affect our business. See “Risk Factors- Risks Related to Our Business and Industry- The trade policy initiatives announced by the United States administration against China may adversely affect our business” on page 12.

●	Our business is affected by global economic and political conditions. See “Risk Factors- Risks Related to Our Business and Industry- Our business is affected by global economic and political conditions” on page 13.

●	Any decline in the availability or increase in the cost of raw materials and energy resources could materially affect our earnings. See “Risk Factors- Risks Related to Our Business and Industry- Any decline in the availability or increase in the cost of raw materials and energy resources could materially affect our earnings” on page 14.

●	The loss of any of our key customers could reduce our revenues and our profitability. See “Risk Factors- Risks Related to Our Business and Industry- The loss of any of our key customers could reduce our revenues and our profitability” on page 14.

Risks Related to Doing Business in China

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If the Chinese government intervenes or influences our operations in the future, it could result in a material change in our operations and/or the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. See “Risk Factors-Risks Related to Doing Business in China-The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If the Chinese government intervenes or influences our operations in the future, it could result in a material change in our operations and/or the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless” on page 24.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Risk Factors-Risks Related to Doing Business in China-Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 26.

●	Substantial uncertainties exist with respect to China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors-Risks Related to Doing Business in China-Substantial uncertainties exist with respect to China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 28.

●	Huadi International relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors-Risks Related to Doing Business in China-Huadi International relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 28.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares. See “Risk Factors-Risks Related to Doing Business in China-Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares” on page 29.

●	The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. See “Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” page 30.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. See “Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 30.

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC operating entities to penalties. See “Risk Factors-Risks Related to Doing Business in China-Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject our PRC operating entities to penalties” on page 30.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See “Risk Factors-Risks Related to Doing Business in China-The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 31.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law. See “Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 31.

Risks Related to Our Corporate Structure and Ordinary Shares

●	Huadi International is an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Shares-Huadi International is an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors” on page 37.

●	Huadi International is a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Shares-Huadi International is a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects” on page 37.

●	As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Shares- As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers” on page 37.

●	You may have difficulty enforcing judgments obtained against us. See “Risk Factors-Risks Related to Corporate Structure and Our Ordinary Shares-You may have difficulty enforcing judgments obtained against us” on page 37.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Huadi is incorporated under Cayman Islands law. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Shares-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Huadi is incorporated under Cayman Islands law” on page 38.

●	Nasdaq may apply additional and more stringent criteria for Huadi International’s continued listing. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Share- Nasdaq may apply additional and more stringent criteria for Huadi International’s continued listing” on page 38.

●	If Huadi International cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Share- If Huadi International cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them” page 38.

●	The market price of Huadi International’s ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price. See “Risk Factors-Risks Related to Our Corporate Structure and Ordinary Share- The market price of Huadi International’s ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price” on page 39.

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

Import tariffs, other trade barriers, and protectionist policies could negatively affect steel prices and our exports to international markets, particularly the United States. Such import barriers adversely affect our PRC operating entities’ business by limiting our access to or competitiveness in foreign steel markets. For example, our PRC operating entities might anticipate a significant increase in the cost of goods to be sold to the United States as a result of tariffs on steel and steel products imports imposed by the US government. The US government imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports in March 2018 under “Section 232” from nearly all foreign countries. In February 2025, the US government increased tariffs on aluminum imports to 25% effective from March 12, 2025. In June 2025, the US government further increased the tariff rate for both steel and aluminum imports to 50% effective from June 4, 2025. In addition to the Section 232 tariff, the US government has imposed hefty anti-dumping and subsidy countervailing duties on a wide range of steel imports from China. With regard to our company in particular, the Section 232 tariff had a limited   effect on our U.S. sales, because the tariffs on our exports to the United States had already reached 25% before 2018 and 70 % before June 2025. There was no additional tariff on our US exports in respect of the Section 232 tariff or the US-China trade war. However, you should not expect that our sales of products would continue to offset the potential increase in the pricing of steel products due to any increased tariffs. As a result of increasing costs, our potentially increased pricing could have an adverse effect on our operations and financial conditions.

The trade policy initiatives announced by the United States administration against China may adversely affect our business.

On August 14, 2017, the President of the United States issued a memorandum instructing the United States Trade Representative (“USTR”) to determine whether to investigate under section 301 of the United States Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the Chinese government that may be unreasonable or discriminatory and that may be harming United States intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018, on the acts, policies, and practices of the Chinese government, supporting findings that such are unreasonable or discriminatory and burden or restrict United States commerce. On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including China. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from China that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against China for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by China are (i) a mandatory $100 billion reduction in the China/United States trade deficit and (ii) limiting the planned $300 billion Chinese government support for advanced technology industries including artificial intelligence, semiconductors, electric cars, and commercial aircraft. On July 6, 2018, the United States initially imposed 25% tariffs on $34 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the Chinese government to initially impose tariffs on $34 billion worth of goods from the United States, including beef, poultry, tobacco and cars. Since July 2018, the United States imposed tariffs on $250 billion worth of Chinese products and has threatened tariffs on $325 billion more. In response, China imposed tariffs on $110 billion worth of U.S. goods, and threatened qualitative measures that would affect U.S. businesses operating in China. In May 2019, the United States raised the tariffs on $100 billion of Chinese products to 25% from 10%, and were expected to increase further to 30% on October 15, 2019, however such increase was suspended pending negotiation of a “phase one” trade agreement with China. On August 1, 2019, President Trump announced a new 10% ad valorem duty on additional categories of goods imported from China, which amount was then increased to 15% on August 23, 2019. The new tariff at the rate of 15% became effective September 1, 2019 with respect to certain categories of goods and was expected to become effective for additional categories of goods on December 15, 2019. On December 13, 2019, the U.S. and China signed a “phase one” trade agreement, which avoided the imposition of additional tariffs. On February 1, 2025, President Trump declared a national emergency regarding the influx of synthetic opioids from China into the United States and imposed a 10% tariff on all Chinese imports. In February 2025, China responded with a 15% additional duty on imports of U.S. coal and liquified natural gas and a 10% additional duty on imports of U.S. crude oil, agricultural machinery and large-displacement vehicles, among others. In March 2025, the President raised tariffs on Chinese goods to 20%, and China responded with a 15% tariff on chicken, wheat, corn and cotton, and a 10% tariff on sorghum, soybeans, pork, beef, aquatic products, fruits, vegetables and dairy products. On April 2, 2025, the President issued an executive order declaring a national emergency arising from conditions reflected in U.S. goods trade deficits, raising tariff rate on Chinese imports by 34% to 54%. This led to China imposing matching tariffs on all U.S. goods, followed by further tariff increases by the United States. After discussions, both countries agreed to de-escalate from the latest rounds of tariff increases. On May 12, 2025, the United States and China reached an agreement to temporarily reduce reciprocal tariffs by 115%. On October 30, 2025, the United States and China further agreed that the United States will reduce tariffs on Chinese imports by 10% and China will suspend all retaliatory tariffs that it has announced since March 4, 2025. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future.

In addition to the tariffs on Chinese imports, the President has also directed the U.S. Secretary of the Treasury to develop new restrictions on Chinese investments in the U.S. aimed at preventing Chinese-controlled companies and funds from acquiring U.S. firms with sensitive technologies. A Foreign Investment Risk Review Modernization Act was introduced to Congress for review to modernize the restrictive powers imposed by the Committee on Foreign Investment in the United States.

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

The principal raw materials used to manufacture our products are various grades and forms of steel, from rolled steel bars, plates, and sheets. Our PRC operating entities’ pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. The availability of raw materials and energy resources may decline, and their prices may fluctuate greatly. During fiscal years ended September 30, 2025 and 2024, we purchased a total of $2,456,896 and $1,832 raw materials from Taizhou Huadi Industrial Ltd., a related party, respectively; and we purchased a total of $nil and $666,114 raw materials from Taizhou Huadi Material Technology Co., another related party, respectively.   If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, our PRC operating entities may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in the steel industry. In the event our raw material and energy costs increase; we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and, therefore, lower our earnings.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had nil and two major customers for the fiscal years ended September 30, 2025 and 2024, while no such major customers for the fiscal year ended September 30, 2023.   As the majority of our revenues are driven by customers’ orders for stainless steel seamless pipes products, there can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition, and results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

Our PRC operating entities have entered into a number of transactions with related parties, including entities in which our shareholders and their immediate family members hold interests. For example, during the fiscal years ended September 30, 2025 and 2024, we purchased a total of $2,456,896 and $1,832 of raw materials from Taizhou Huadi Industrial Ltd., respectively; and we purchased a total of $nil and $666,114 of raw materials from Taizhou Huadi Material Technology Co., respectively. Additionally, during the fiscal years ended September 30, 2025 and 2024, we sold a total of $nil and $7,343 of piping products to Taizhou Huadi Material Technology Co., respectively; and a total of $nil and $1,661 of piping products to Shanghai Huadi Industrial Ltd., respectively.   Our PRC operating entities may, in the future, enter into additional transactions with entities in which shareholders, members of our board of directors, and other related parties hold ownership interests.

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

Any significant growth in the market for our PRC operating entities’ products or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of September 30, 2025, we have 362 employees.   Our PRC operating entities would also need to continue to expand, train, and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees. If our operating entities fail to address these challenges, our business growth may be adversely affected.

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

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. As of the date of this annual report, our PRC subsidiaries own 55 patents and 10 trademarks. All 55 patents and 10 of the trademarks have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark has been properly registered with the United States Patent and Trademark Office (“USPTO”). One trademark has been properly registered with Office of the Controller General of Patents, Designs and Trademarks of India (“CGPDTM”). These intellectual properties have allowed our products to earn market share in the stainless steel industry.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Our 39 utility patents issued to us have only 10 years of protection. Once these patents expire, our products may lose some market share if they are copied by our competitors. Then, our business revenue might suffer some loss as well.

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

Huadi International is a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Under Nasdaq listing Rule 5605(a)(2), “family member” means a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. Our Chairman, Di Wang, and our Director, Jueqin Wang, are father and son. As of the date of this annual report, Di Wang is deemed to beneficially own 8,336,000 of our ordinary shares through Yongqiang Donghai Limited, a British Virgin Islands company holding 8,336,000 ordinary shares of Huadi International. Di Wang has the sole voting and dispositive power of all the shares held by Yongqiang Donghai Limited through certain entrustment agreement with the shareholders of Yongqiang Donghai Limited. Jueqin Wang is deemed to beneficially own 1,664,000 of our ordinary shares through Yongqiang Maituo Limited, a British Virgin Islands company holding 1,664,000 ordinary shares of Huadi International. Jueqin Wang has the sole voting and dispositive power of all the shares held by Yongqiang Maituo Limited. Collectively, Di Wang and Jueqin Wang have voting and dispositive power over 50% of the issued and outstanding shares of Huadi International. Accordingly, Huadi International is a controlled company under applicable Nasdaq listing standards. For so long as Huadi International remains a controlled company under that definition, Huadi International is permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nomination and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre- closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

●	potential disruptions to our ongoing businesses.

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

The Company maintains majority of its bank accounts in the PRC as of September 30, 2025. Cash balances in bank accounts in PRC are protected under Deposit Insurance Regulation, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not provide complete protection for the Company’s accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 for one bank ($70,000).

Save for the Deposit Insurance Regulation mentioned above, neither Huadi International nor its subsidiaries maintain any insurance to cover other assets, property and potential liability of our business. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

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

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of the initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended September 30, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

As of September 30, 2025 and 2024, we had accounts receivable net of allowance of $24,773,841 and $18,713,342, respectively. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals.

The Company considered various factors, including nature, historical collection experience, the age of the above-mentioned assets’ balance, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted loss rate method which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. No write-off was recorded during the years ended September 30, 2025 and 2024, respectively.

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

Our liquidity relies significantly on short-term borrowings. As of September 30, 2025, we had $4,122,341 undue factored notes receivable with recourse, which were classified as short-term borrowings.   Financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current stockholders would likely experience a loss of most of or all of their investment.

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

While China has grown significantly over the past two decades, the growth rate has decreased and may continue to decrease due to uncertainties with respect to national structural control along with other factors. If China’s economy continues to slow, or even materially decline, demand for our products might also decrease accordingly. Therefore, our PRC operating entities’ business might be adversely affected by the prolonged slowdown in the economic condition, which would negatively affect sales of our products, operations of our company and our financial conditions.

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

On February 17, 2023, the CSRC promulgated the Trial Measures of, and the Overseas Listings Rules, which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises (the “Notice”). Pursuant to the Trial Measures and the Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions are issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of the annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

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

Substantial uncertainties exist with respect to China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law embodies a Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Foreign Investment Law stipulates that entities established in China but wholly or partly invested by a foreign investor will be treated as FIEs. Once an entity is determined to be a FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a negative list to be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment and will not require prior approval from PRC government authorities.

On September 6, 2024, the National Development and Reform Commission (“NDRC”) of China and MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version), or the Negative List, which became effective and replaced the previous version on November 1, 2024. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Negative List. Currently, the Foreign Investment Law does not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions set forth in the Negative List, then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10.E - Taxation - PRC Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Huadi International or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Huadi International or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

Huadi International is an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10.E - Taxation - PRC Taxation.” As of September 30, 2025 and 2024, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

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

According to the “Enterprise Income Tax Law of the People’s Republic of China” (adopted on March 16, 2007, first amended on February 24, 2017, and further amended on December 29, 2018), if the business dealings between an enterprise and its affiliated parties do not conform to the principle of independent transactions and thus reduce the taxable income or income of the enterprise or its affiliated parties, the tax authorities have the right to adjust in accordance with reasonable methods. The cost incurred by an enterprise and its related parties in developing and accepting intangible assets or providing and receiving labor services together shall be apportioned according to the principle of independent transaction when calculating taxable income.

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

Huadi International is an exempted company incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to bring an action against these individuals within the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC, against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities” on page 7.

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

If Huadi International cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ordinary share is a “penny stock,” which will require brokers trading in our ordinary share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Huadi International was incorporated in the Cayman Islands with limited liability on September 27, 2018. Huadi International does not have any operations, and it conducts business through its subsidiaries in China. Our PRC operating entities, Huadi Steel and Huadi Songyang, were established in 1998 and 2023, respectively, in China. Our main business operation focuses on new product development, manufacturing, marketing, and sales of stainless steel seamless pipes, tubes, and stainless steel bars. We also supply products for use in the thermal and nuclear power plants, automotive, oil and gas, agricultural and industrial equipment, chemical engineering, and electricity markets. We manufacture many of our products to operate under specialized conditions, including in load-bearing, high-pressure, corrosive and high-temperature environments.

Our principal executive office is located at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, People’s Republic of China 325025. The telephone number of our principal executive office is +86 057786598888. Our registered agent in Cayman Islands is Harneys Fiduciary (Cayman) Limited. Our registered office and our registered agent’s office in Cayman Islands are both at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our registered agent in the United States is Cogency Global Inc.

Since 2018, we have undergone a series of reorganizations. In particular:

●	Incorporation of the listing entity. Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. On the date of its incorporation, one (1) ordinary share was issued to Mapcal Limited. On the same day, Mapcal Limited transferred one (1) ordinary share to Mr. Shek Kin Pong for a consideration of $1.00.

●	Incorporations of the intermediate holding entities. Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands, and is a wholly owned subsidiary of Huadi International; HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong SAR, and is a wholly owned subsidiary of Yongqiang Tuoxing. Wenzhou Hongshun was incorporated on June 3, 2019 under the laws of PRC, and is a wholly owned subsidiary of HK Beach; The intermediate holding entities are not actively engaging in any business as of the date of this annual report.

●	Acquisition of the PRC operating entity. Prior to the reorganizations as described above, we historically conducted our business through Huadi Steel, a company incorporated on November 12, 1998 under the laws of PRC. In August 2019, Wenzhou Hongshun acquired 99% shares of Huadi Steel from the PRC Shareholders (as defined below), and Huadi Steel became 99% owned by Wenzhou Hongshun. As of the date of this annual report, Huadi Steel engages in the manufacturing and distribution of industrial steel pipe and tube products.

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

Recent Development

Huadi Songyang was incorporated on June 15, 2023 under the laws of the PRC. Huadi Songyang is a wholly owned subsidiary of Hong Kong Beach Limited. Huadi Songyang was established to expand the product line of industrial steel pipe and tube products manufacture and distribution. Factory in Huadi Songyang is still in construction and expected to completed and in use in the year ended September 30, 2026.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures.”

B.	Business Overview

We are a provider of industrial stainless steel piping products and production services with extensive distribution facilities and networks in over twenty (20) provinces in China. We have also offered a broad range of products exported to twenty (20) countries and regions such as the United States, Singapore, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE, Canada and Germany  . Our main business operation focuses on new product development, manufacturing, marketing, and sales of stainless steel seamless pipes, tubes, and stainless steel bars. We also supply products for use in the thermal and nuclear power plants, automotive, oil and gas, agricultural and industrial equipment, chemical engineering, and electricity markets. We manufacture many of our products to operate under specialized conditions, including in load-bearing, high-pressure, corrosive, and high-temperature environments.

The principal markets we operate in are China, the United States, India, Mexico, and Australia. The following tables present revenues by category of activity and geographic areas for the years ended September 30, 2025, 2024, and 2023.

	Year Ended September 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Steel piping products	62,487,643	99.4%	73,635,012	99.1%	83,113,259	98.6%
Production services to third entities	407,968	0.6%	635,417	0.9%	1,219,041	1.4%
Total	62,895,611	100%	74,270,429	100%	84,332,300	100%

	September 30, 2025
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$53,572,505	85.18%
USA	6,267,793	9.97%
India	1,407,889	2.24%
Singapore	400,632	0.64%
Australia	370,226	0.59%
Other foreign countries	876,566	1.38%

	September 30, 2024
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$60,079,920	80.89%
USA	7,814,677	10.52%
Singapore	3,767,180	5.07%
The United Arab Emirates	776,416	1.05%
India	748,168	1.01%
Other foreign countries	1,084,068	1.46%

	September 30, 2023
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$73,744,662	87.45%
USA	7,146,478	8.47%
India	1,596,243	1.89%
Mexico	577,416	0.68%
Australia	385,111	0.46%
Other foreign countries	882,390	1.05%

Our Products and Services

We offer a comprehensive range of products to provide the benefits of a “design-build shop” to approximately 400 steel pipe and tube customers with numerous customer relationships of over 17 years. We produce over 3,000 distinct pipe and tube products in various materials, sizes, and shapes. We believe we are one of the leading manufacturers in China of certain steel products, such as automotive 304L and 347H stainless steel pipes, which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications. Consequently, we are able to customize our product offerings based on customers’ project demand; whether it’s a highly corrosive environment such as a chemical waste transmission line pipe, an extremely pressured thermal power generator pipe, or a mix of both, we can make it and deliver on time.

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

Industrial Applications

Oil and Gas

We manufacture and supply energy tubular products, including Oil Country Tubular Goods (“OCTG”) and line pipe. OCTG is used in the oil and gas industry as key components of the drilling, exploration and production processes of oil and natural gas. Line pipe is used for the transportation of these resources over long and short distances. We manufacture a diversified line of OCTG and line pipe products in a variety of grades for use in oil and gas fields across China.

Electric Energy

We manufacture and supply pipes and tubes for both thermal power and nuclear power plants. Our products are widely applied in power generating systems which require high quality and resistance against corrosion and pressure as the consequence for any leakage could be severe. China has been our largest market over the past several years for the electric energy pipe section.

Automotive

We manufacture and supply pipes for hydraulic mechanism components in automotives such as brake systems, steering columns and axles. We believe we are the leading company in this niche market as we have the lower defective rate compared with our competitors attributable to our specialized manufacturing technique for 321 and 347H pipe which are the most widely used alloy for this application. CRRC, one of the world’s largest suppliers of rail transit equipment, is our biggest customer for the market section of piping components used in fluid conveyance and hydraulic mechanical systems.

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

We purchase our raw materials from a variety of sources and consolidate purchases among our top suppliers to improve cost and delivery terms. We maintain flexibility to purchase raw materials from a variety of sources based on price, availability and end-user specifications. For example, we maintain active relationships with other suppliers to ensure alternative sources of supply. We have also developed supply programs with certain of our key suppliers that we believe provide us with reduced lead times for steel purchases relative to our competitors. We believe our scale is a key competitive advantage, as we are able to leverage our purchasing volume and market insights to obtain more favorable terms from our suppliers and drive procurement savings. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary.

For the year ended September 30, 2025, one supplier accounted for 20.85% of the Company’s total purchase. There were three suppliers that have significant concentration of total accounts payable for the year ended September 30, 2025, which accounted for 26.32%, 18.48% and 14.02% of the Company’s total accounts payable.

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

We generated 85.18% of our sales revenue from China market where our manufacturing facility locates in during the fiscal year 2025. For the same period, US and India account for 9.97% and 2.24% of our total revenues respectively.

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

Our Steel Pipe and Tube Customers

China

For the Chinese market, we supplied a significant portion of our products to the oil and gas, electrical energy, pharmaceutical, and automotive market sectors, which are generally publicly owned entities. We also supply to other industries, including agriculture, chemistry, and construction, which are generally privately-owned entities. Our major customers consist of the China National Petroleum Corporation and Sinopec, one of the world’s largest oil and gas companies and CRRC, one of the world’s largest suppliers of rail transit equipment.

United States

We primarily sell our engineering and pharmaceutical equipment piping products to the United States through our network of dealers. We also sell a significant portion to automotive manufacturers for oil and hydraulic piping products used in engine and braking systems.

India

Our major customer in India is a leading power company with whom we have partnered with for over 10 years. We primarily supply CDS pipe made of various stainless steel materials for applications in thermal power generating systems.

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

The Company had no significant customers during the year ended September 30, 2025. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2025, which accounted for 11.30% of the Company’s total accounts receivable.

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

Award-Winning Products and Operation

We have received numerous nationally recognized industry awards as well and province recognized awards. Notable awards and activities are detailed in chronological order as following:

●	In December 2007, Zhejiang Provincial Bureau of Quality and Technical Supervision awarded Huagang brand stainless steel seamless steel pipe of Huadi Steel “Zhejiang famous brand product.”

●	The Stainless Steel Branch of China Metal Material Circulation Association awarded Huadi Steel the “Top Ten Seamless Pipe Production in China’s Stainless Steel Industry in 2013” certificate.

●	In June 2009, Wenzhou Enterprises Association, Wenzhou Entrepreneurs Association and Wenzhou Industrial and Economic Association awarded Huadi Steel the certificate of 2009 Wenzhou Top 100 Enterprises.

●	In March 2010, the All-China Federation of Industry and Commerce issued the certificate “Huadi Steel won the 328th place in the 2008 Top 500 National Private Enterprises.”

●	In August 2010, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.370 among the 500 Top Chinese Enterprises in 2010.”

●	In August 2011, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.329 of 2011 Top 500 Manufacturing Enterprises in China.”

●	In August 2011, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.499 of 2011 Top 500 Chinese Private Enterprises.”

●	In August 2012, the All-China Federation of Industry and Commerce issued the certificate of “Huadi Steel No.361 of 2012 China Top 500 Private Manufacturing Enterprises.”

●	In August 2013, the All-China Federation of Industry and Commerce issued the certificate “Huadi Steel No.345 of 2013 China Top 500 Private Manufacturing Enterprises.”

●	In December 2015, Wenzhou Enterprises Association, Wenzhou Entrepreneurs Association and Wenzhou Industrial and Economic Association awarded Huadi Steel “the certificate of Wenzhou top 100 enterprises in 2015.”

●	The Company holds the “National High and New Technology Enterprise” certificate jointly issued by Zhejiang Provincial Department of Science and Technology, Zhejiang Provincial Department of Finance and Zhejiang Provincial Taxation Bureau of the State Administration of Taxation. The certificate was issued on December 24, 2022 and valid for 3 years. The certificate was renewed on December 29, 2025 and valid for another 3 years.

●	In January 2019, Zhejiang Provincial Department of Commerce awarded Huadi Steel Zhejiang export brand, valid from 2019 to 2021.

●	On June 26, 2020, the China Association of Manufacturing Enterprises and the China Industrials Information Statistics Association issued the “200 Best Benefits for Chinese Manufacturing Enterprises” Certificate, proving that Huadi Steel was rated as “200 Best Benefits for Chinese Manufacturing Enterprises in 2020” by the China Association of Manufacturing Enterprises, the China Industrials Information Statistics Association and Focus China.com, ranking 200th. This certificate is valid until June 25, 2021.

●	On January 30, 2015, Zhejiang Provincial Bureau of Administration for Industry and Commerce issued a certificate of “Zhejiang Famous Traders” to Huadi Steel and recognized the “Huadi (Steel)” as a famous trade name in Zhejiang Province. Valid for 6 years.

●	On December 12, 2019, Wenzhou Municipal Bureau of Administration for Market Regulation and Wenzhou Municipal Bureau of Intellectual Property granted Huadi Steel a list of key Trademarks protection in Wenzhou (well-known Trademarks enterprises).

●	In January 2020, Zhejiang Provincial Bureau of Administration for Market Regulation awarded Huadi Steel “Zhejiang Trademarks Brand Demonstration Enterprise.”

●	In July 2022, Economy and Information Technology Department of Zhejiang issued a certificate of “Zhejiang Specialized, Refined, Unique and New Small and Medium sized Enterprise” to Huadi Steel. This certificate is valid until July 2025.

●	In January 2023, Zhejiang Provincial Department of Commerce awarded Huadi Steel Zhejiang export brand, valid from 2023 to 2025.

●	In February 2023, Longwan District Committee of the Communist Party of China in Wenzhou, Longwan District People’s Government of Wenzhou, High-tech District Working Committee of the Communist Party of China in Wenzhou, Management Committee of High-tech District in Wenzhou awarded Huadi Steel “Top 100 enterprises of Longwan District and High-tech District in 2022”.

●	In September 2023, Zhejiang Provincial Bureau of Administration for Market Regulation awarded Huadi Steel “Zhejiang AAA Level Enterprise with excellent credit standing”, valid for 3 years.

●	In November 2023, Department of Science and Technology of Zhejiang Provincial issued a certificate of “Zhejiang High-tech Enterprise Research and Development Center” to Huadi Steel.

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

Properties and Facilities

Real Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. As of the date of this annual report, our granted land use rights for our properties as follows:

Location	Type of Right	Area	Usage	Period of Usage
Room 602, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 702, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 701, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.9 m2/property area 599.34 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051
Room 601, Building 2, Longlian Building, No.167 Luodong North Street, Yongzhong Street, Longwan District	land use right/property (structure)ownership	Land use right area 46.95 m2/property area 5 99.97 m2	Commercial and financial land/office space	The right to use land ends on November 22, 2051

Location	Type (Usage)	Area	Termination date
No.1688 Tianzhong Road, Yongzhong Street, Longwan District	Industrial land	24,433.83m2	September 29, 2055
Yongqiang High-tech Industrial Park	Industrial land	28,536.23m2	December 13, 2051
No. 213 Haibin Street, Sanan Village, Haibin Street, Longwan District	Industrial land	5,350.66m2	April 6, 2047

Intellectual Property

Trademark

As of the date of this annual report, we have the right to use the following trademarks:

No.	Registrant	Trademark	Registration Number	Valid Through	Application Area	Jurisdiction of Registration
1	Huadi Steel		1091403	August 27, 2027	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode	PRC
2	Huadi Steel		853741	December 17, 2034	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	United States
3	Huadi Steel		4138907	January 27, 2029	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	PRC
4	Huadi Steel		1495281	December 20, 2030	Adjustment and safety accessories for tap equipment, bathroom hand dryer, automatic watering device, water tank level control valve, Drainage pipe equipment, floor drain, bath fixtures steel pipes; Metal pipe joints;	PRC
5	Huadi Steel		4966620	February 13, 2029	Metal water pipes; Metal drain pipe; Metal pipe; Metal pipe clamp; Metal pipes; Metal pipe fittings.	PRC
6	Huadi Steel		5690716	December 27, 2029	Polishing; Welding; Dyeing; Paper handling; Ceramic firing; Leather processing; Waste and garbage recovery; Energy production; Chemical processing and treatment.	PRC
7	Huadi Steel		3371731	March 13, 2034	Steel pipe; steel plate; metal valve (non-machine parts); highway anti-collision metal fence; steel wire; metal ring; hardware; metal flange; metal pipe joint; ordinary metal buckle	PRC
8	Huadi Steel		6110349	December 13, 2029	Keywords steel template; wire metal pole; steel wire; gasket (filler); metal head; metal wire; metal mooring buoy; metal ore; metal tablet; metal coin box;	PRC

No.	Registrant	Trademark	Registration Number	Valid Through	Application Area	Jurisdiction of Registration
9	Huadi Steel		33766210	December 27, 2029	Steel plate; steel pipe; movable metal ladder for passenger boarding; metal track; steel wire; metal joint for non electrical cable; metal gasket; metal hinge; hardware; metal lock (non electric); electronic safe; metal flange; metal packaging container; metal signboard; metal cage; metal welding wire; metal mooring buoy; metal identification bracelet; metal wind vane; Keywords metal buttress of tree or plant; animal trap; common metal art; chrome ore; metal monument;	PRC
10	Huadi Steel		76959663	October 27, 2034	Faucets, pipes (sanitary equipment components), hand dryers for bathrooms, automatic watering devices, water pipe faucets, water pipe equipment, floor drains, bathroom fixtures, pipe fittings for plumbing fixtures	PRC
11	Huadi Steel		1328323	December 27, 2034	STAINLESS STEEL TUBE, STEEL TUBE, STEEL PLATE, METAL VALVE, (NON-MACHINERY PARTS) HIGHWAY CRASHWORTHY METAL RAILING, STEEL WIRE, FERRULE, HARDWARE, TOOL METAL FLANGES, METAL PIPING JOINT, COMMON METAL BUTTON, ALL IN INTERNATIONAL CLASS 6.	Inida

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. As of the date of this annual report, the issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Stainless Steel Pipe	Huadi Steel	Utility Patent	201821427886.8	4/16/2019
2.	Double Stainless Steel Tube	Huadi Steel	Utility Patent	201821429676.2	4/16/2019
3.	Stainless Steel Plastic Composite Pipe	Huadi Steel	Utility Patent	201821432001.3	4/16/2019
4.	Stainless steel composite steel pipe	Huadi Steel	Utility Patent	201821431399.9	4/16/2019
5.	Steel pipe grinding machine	Huadi Steel	Utility Patent	201821429953.X	4/16/2019
6.	Steel pipe grinding equipment	Huadi Steel	Utility Patent	201821429597.1	4/16/2019
7.	Traction device for steel pipe grinding equipment	Huadi Steel	Utility Patent	201821431400.8	4/16/2019
8.	Steel pipe outer round polishing machine	Huadi Steel	Utility Patent	201821429490.7	4/16/2019
9.	Steel pipe pickling tank	Huadi Steel	Utility Patent	201821431397.X	4/16/2019
10.	Steel pipe discharging device	Huadi Steel	Utility Patent	201821430722.0	4/16/2019
11.	Cap of stainless steel tube	Huadi Steel	Utility Patent	201821430724.X	4/16/2019
12.	Stainless steel sleeve	Huadi Steel	Utility Patent	201821430309.4	4/16/2019
13.	Dust removal in circulating workshop Device	Huadi Steel	Utility Patent	201821431295.8	4/16/2019
14.	Dedusting for workshop Device	Huadi Steel	Utility Patent	201821429952.5	4/16/2019
15.	Workshop dust removal device	Huadi Steel	Utility Patent	201821430336.1	7/2/2019
16.	Stainless steel U-shaped body for expansion joint and use method thereof	Huadi Steel	Invention	201811017559.X	1/24/2020
17.	High-cleanliness stainless steel cable and its processing technique	Huadi Steel	Invention	201811017618.3	10/2/2020
18.	Anti-corrosion post-treatment process of stainless steel pipe	Huadi Steel	Invention	201811016027.4	9/4/2020
19.	Steel Pipe	Huadi Steel	Utility Patent	201922057582.8	7/17/2020
20.	Steel pipe with fasteners	Huadi Steel	Utility Patent	201922057948.1	7/17/2020
21.	Seamless steel pipe	Huadi Steel	Utility Patent	201922059650.4	7/17/2020
22.	Steel pipe	Huadi Steel	Utility Patent	201922059702.8	7/17/2020
23.	Seamless steel pipe	Huadi Steel	Utility Patent	201922057670.8	9/15/2020

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
24.	Single side hollow stainless steel filter plate	Huadi Steel	Invention	201811017643.1	11/6/2020
25.	Enhanced seamless steel pipe	Huadi Steel	Utility Patent	202023103573.7	11/23/2021
26.	Seamless steel pipe	Huadi Steel	Utility Patent	202023143733.0	11/23/2021
27.	Seamless stainless steel pipe	Huadi Steel	Utility Patent	202023106260.7	11/23/2021
28.	Seamless stainless steel pipe	Huadi Steel	Utility Patent	202023106540.8	11/23/2021
29.	Easily-connected stainless steel pipe	Huadi Steel	Utility Patent	202023103018.4	11/19/2021
30.	Seamless stainless steel pipe process	Huadi Steel	Invention	201911223120.7	12/10/2021
31.	Easily-connected seamless stainless steel pipe	Huadi Steel	Utility Patent	202122123520.X	2/18/2022
32.	Anti-corrosion U-shaped Stainless steel pipe	Huadi Steel	Utility Patent	202122131985.X	2/18/2022
33.	Stainless steel fuel pipe	Huadi Steel	Utility Patent	202122123523.3	2/18/2022
34.	Insulated seamless steel pipe	Huadi Steel	Utility Patent	202122121603.5	2/18/2022
35.	Flex-resistant stainless steel pipe	Huadi Steel	Utility Patent	202122121602.0	2/18/2022
36.	Seamless stainless steel pipe and its processing technique	Huadi Steel	Invention	202110032380.7	7/29/2022
37.	Anti-compression insulated stainless steel pipe	Huadi Steel	Utility Patent	202221920113.X	1/10/2023
38.	High-strength seamless stainless steel pipe	Huadi Steel	Utility Patent	202221920094.0	1/10/2023
39.	Seamless stainless steel pipe with an internal connection structure	Huadi Steel	Utility Patent	202221937622.3	1/10/2023
40.	Seamless stainless steel pipe with noise reduction capability	Huadi Steel	Utility Patent	202222029425.8	1/10/2023
41.	Composite anti-corrosion seamless stainless steel pipe	Huadi Steel	Utility Patent	202222029426.2	1/10/2023
42.	Acid pickling and passivation treatment process for seamless stainless steel pipes	Huadi Steel	Invention	202210876101.X	7/21/2023
43.	Polishing process for stainless steel pipes	Huadi Steel	Invention	202210942157.0	8/22/2023
44.	A seamless stainless steel pipe with tensile and wear-resistant properties	Huadi Steel	Utility Patent	202322575197.9	5/28/2024
45.	An antifreeze seamless stainless steel pipe	Huadi Steel	Utility Patent	202322747767.8	6/7/2024
46.	A high-pressure resistant stainless steel pipe	Huadi Steel	Utility Patent	202322747763.X	6/7/2024
47.	A type of anti bending and compression resistant stainless steel pipe	Huadi Steel	Utility Patent	202322747766.3	5/14/2024
48.	A pressure resistant seamless stainless steel pipe	Huadi Steel	Utility Patent	202421620487.9	3/28/2025
49.	A reinforced seamless stainless steel pipe	Huadi Steel	Utility Patent	202421611817.8	4/11/2025
50.	Cold rolled stainless steel pipe post-treatment equipment and processing technology	Huadi Steel	Utility Patent	202410914363.X	5/13/2025
51.	A low-temperature resistant composite stainless steel pipe	Huadi Steel	Utility Patent	202421616608.2	4/1/2025
52.	A double-layer stainless steel pipe	Huadi Steel	Utility Patent	202322575199.80	6/28/2025
53.	High strength small-diameter stainless steel pipe	Huadi Steel	Utility Patent	202422641101.9	8/1/2025
54.	A seamless stainless steel pipe that can be fitted and fixed	Huadi Steel	Utility Patent	202422627362.50	8/5/2025
55.	A heat-resistant stainless steel tube and its processing technology	Huadi Steel	Utility Patent	202311324345.8	1/2/2026

As of the date of this annual report, we have 8 invention patents and 47 utility patents, which were granted for new technical solutions or improvement with a lower degree of ‘inventiveness’ than invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called “Utility Patents” or “Petty Patents” in other countries. Utility patents are protected under PRC laws for a term of 10 years.

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

For the years ended September 30, 2025 and 2024, we invested $2,166,881 and $2,239,220, respectively, in new products development and improvements in existing processes.

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

On April 6, 2023, Huadi Steel filed a complaint with the Tuoketuo District People’s Court in Hohhot, Ineer Mongolia Province, demanding that Inner Mongolia Jiutai New Material Co., Ltd (“Jiutai”) pay for purchases of goods from Huadi Steel in the amount of RMB 980,543 and bear the litigation costs of the case. On April 26, 2023, Jiutai agreed to pay Huadi Steel for settle the case for a total of RMB 980,543 payable in installment payments. On the same day, Tuoketuo District People’s Court issued the Civil Mediation Statement. On August 7, 2023, as Jiutai failed to pay the first installment, Huadi Steel filed an application for enforcement with the Tuoketuo District People’s Court. To the date the Annual Report was available to issue, the enforcement was still in implementation stage.

On May 12, 2023, Huadi Steel filed a complaint with the Tuoketuo District People’s Court in Hohhot, Ineer Mongolia Province, demanding that Inner Mongolia Jiutai New Material Co., Ltd (“Jiutai”) pay for purchases of goods from Huadi Steel of RMB 832,249 and bear the litigation costs of the case. On April 26, 2023, Jiutai agreed to pay Huadi Steel to settle the case for a total of RMB 832,249 payable in multiple installments. On the same day, Tuoketuo District People’s Court issued the Civil Mediation Statement. Huadi Steel received the first installment of RMB 200,000 on January, 24, 2023. To the date the Annual Report was available to issue, the enforcement was still in implementation stage.

On July 17, 2025, Huadi Steel engaged Zhejiang Jiaruicheng Law Firm to provide legal services for the case of a sales contract dispute between Huadi Steel and Xinjiang Hesheng Silicon Industry New Materials Co., Ltd. (“Hesheng”), demanding that Hesheng pay for purchases of goods from Huadi Steel of RMB 670,676 and bear the litigation costs of the case. To the date the Annual Report was available to issue, the case has been officially filed by the Intermediate People’s Court of Urumqi and has not yet been heard in court.

On November 20, 2025, Wang chaosong, an employee of Huadi Steel, filed a complaint with the Longwan District People’s Court in Wenzhou, Zhejiang Province, demanding that Huadi Steel discharge the labor contract and pay for employment injury insurance of his level-7 disability of RMB 397,600. To the date the Annual Report was available to issue, no judgment has been made. As advised by our PRC counsel, Zhejiang Dongou Law Firm, the risk of Huadi Steel Industry Group Co., Ltd. losing this case is relatively small.

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

Under these laws, regulations and rules, wholly foreign-owned enterprises (“WFOEs”) in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to set aside as general reserves at least 10% of their accumulated profits each year, if any, to fund certain reserve funds, until the cumulative amount of their reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Key Factors Affecting Our Results

Our results are primarily derived from the sale of steel pipe and tube products to various infrastructure and non-residential end markets in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Steel and Other Costs - Fluctuations in steel prices can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the cost of steel coil represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	Inventory Levels - Customer and other manufacturer inventory levels of steel pipe and tube products can change significantly from period to period. During periods of rising steel prices, our customer base has demonstrated the desire to build inventory levels. During periods of decreasing steel prices, our customer base typically reduces inventory levels. We use a number of supply chain and inventory management techniques to help us mitigate the effect of these fluctuations.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 14.82% and 19.11% based on 2025 and 2024 revenues respectively). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances, China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

A.	Operating Results

For the years ended September 30, 2025, 2024 and 2023

The following table presents an overview of our results of operations for the years ended September 30, 2025, 2024 and 2023:

	2025	2024	2023
Sales	$62,487,643	$73,635,012	$83,113,259
Production service revenue	407,968	635,417	1,219,041
Cost of sales	(56,102,806)	(66,954,594)	(71,976,696)
Gross profit	6,792,805	7,315,835	12,355,604

Operating expenses:
Selling, general and administrative	7,775,890	6,783,449	7,338,320
Research and development	2,166,881	2,239,220	2,550,777
Foreign currency transaction gains	(265,960)	(98,353)	(644,118)
Total operating expenses	9,676,811	8,924,316	9,244,979

Operating (loss) income	(2,884,006)	(1,608,481)	3,110,625

Other income (expenses):
Interest income (expenses), net	220,621	206,340	(296,265)
Other income (expenses), net	767,777	1,245,926	701,751
Total other income (expenses), net	988,398	1,452,266	405,486

(Loss) Income before income taxes	(1,895,608)	(156,215)	3,516,111

Income tax benefits (expenses)	494,807	298,610	(220,854)

Net (loss) income	(1,400,801)	142,395	3,295,257
Net (loss) income attributable to non-controlling interests	(4,874)	4,973	37,535

Net (loss) income attributable to Huadi International Group Co., Ltd.	$(1,395,927)	$137,422	$3,257,722

Net (loss) income	$(1,400,801)	$142,395	$3,295,257

Other comprehensive (loss) income:
Foreign currency translation adjustment	(1,133,731)	2,500,007	(1,314,988)

Total comprehensive (loss) income	(2,534,532)	2,642,402	1,980,269

Revenues

 For the year ended September 30, 2025, revenues decreased by approximately $11.37 million or 15.32%, to approximately $62.90 million from approximately $74.27 million for the year ended September 30, 2024. The decrease in revenues was primarily driven by the following factors:

1)	Due to the overall economic downturn in China, demand of construction materials decreased correspondingly.

2)	The decrease was partially offset by the increase of weighted average selling price (“ASP”) during the fiscal year 2025 due to the rising price of raw materials.

The following table presents revenues by geographic areas for the years ended September 30, 2025.

	September 30, 2025
	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$53,572,505	85.18%
USA	6,267,793	9.97%
India	1,407,889	2.24%
Singapore	400,632	0.64%
Australia	370,226	0.59%
Other foreign countries	876,566	1.38%

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

Gross profit

Our gross profit decreased by approximately $0.53 million, or 7.15%, to approximately $6.79 million for the year ended September 30, 2025 from approximately $7.32 million for the year ended September 30, 2024. Gross profit margin was 10.80% for the year ended September 30, 2025, as compared to 9.85% for the year ended September 30, 2024. The slight increase of gross profit margin was mainly due to increased weighted average selling price (“ASP”) during the fiscal year 2025 which was driven by rising price of raw materials.

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

Selling, general and administrative (“SGA”) expenses

Selling, general and administrative expenses increased by approximately $1.00 million, or 14.63% to approximately $7.78 million for the year ended September 30, 2025 as compared to approximately $6.78 million for the year ended September 30, 2024. The decrease of SGA expenses was mainly due to impairment loss on long-term investment in Wenzhou Longlian Development Co., Ltd. The increase was partially offset by decreased freight expenses for our international and domestic sales and decreased business entertainment expenses which were in consistent with the decrease of revenue.

Selling, general and administrative expenses decreased by approximately $0.56 million, or 7.56% to approximately $6.78 million for the year ended September 30, 2024 as compared to approximately $7.34 million for the year ended September 30, 2023. The decrease of SGA expenses was mainly due to the i) reversal of expected credit losses amounted to approximately $42,000, as compared to $0.43 million bad expenses provided during the year ended September 30, 2023; ii) decreased freight and agency expenses due to the decline of sales.

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

Research and development (“R&D”) expenses

Research and development expenses decreased by approximately $72,000, or 3.23% to approximately $2.17 million for the year ended September 30, 2025 as compared to approximately $2.24 million for the year ended September 30, 2024. R&D expenses as a percentage of revenue stayed relatively stable at approximately 3.45% in the year ended September 30, 2025 as compared to the year ended September 30, 2024. Management is committed to expanding our research and development activities continually for more orders.

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

Interest income (expense), net

Our interest income, net increased by approximately $14,000, or 6.92% to approximately an interest net income of $0.22 million for the year ended September 30, 2025, from approximately an interest net income of $0.20 million for the year ended September 30, 2024. The increase of interest net income was mainly due to the rise of interest expense as increased loans the Company borrowed from the banks.

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

Other income (expenses), net

We had net other income of approximately $0.77 million, which mainly attributable to i) dividend income received from invested company of approximately $0.33 million; ii) government grants of approximately $0.35 million; and iii) rental income of approximately $ 0.11 million.

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

Net (loss) income

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2025 was approximately $1.40 million compared to net income of $0.14 million for the fiscal year ended September 30, 2024, a decrease in profit of approximately $1.54 million, or approximately 1083.74%.

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

B.	Liquidity and Capital Resources

As of September 30, 2025, 2024 and 2023, we had cash and cash equivalents of $6,483,489, $18,118,456 and $20,192,460, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing and bank borrowing to increase our production and meet market demands.

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

Material cash requirements

Our material cash requirements as of September 30, 2025 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital expenditures

We incurred capital expenditures of RMB 106,213,954 (US$14,726,371), RMB 22,102,018 (US$3,067,893), and RMB 25,378,199 (US$3,598,060) in the 2025, 2024 and 2023 fiscal years, respectively, primarily in connection with the purchase of machinery and equipment and CIP. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering, and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. However, due to contractual terms and opportunities to renegotiate pricing, we generally do not have binding and enforceable purchase orders under such contracts beyond the short-term.

Contractual obligations

As of September 30, 2025, we had outstanding borrowings of an aggregate principal of $12,190,890, of which $4,165,886 is scheduled to become due in the succeeding 12 months. As of September 30, 2024, we had outstanding borrowings of an aggregate principal of $1,249,765, all of them is scheduled to become due in the succeeding 12 months.

The following table sets forth our contractual obligations as of September 30, 2025:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Undue factored notes receivable with recourse	$4,122,341	$4,122,341	$-	$-	$-
Long-term borrowings - Banks	8,068,549	43,545	4,417,756	1,724,961	1,882,287
Total	$12,190,890	$4,165,886	$4,417,756	$1,724,961	$1,882,287

The following table sets forth our contractual obligations as of September 30, 2024:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Undue factored notes receivable with recourse	$1,249,765	$1,249,765	$-	$-	$-
Total	$1,249,765	$1,249,765	$-	$-	$-

Sources and Conditions of Liquidity

Our sources to fund our material cash requirements are predominantly from sales of steel piping products and production revenue, proceeds from bank and proceeds from equity financing, when applicable.

Cash Flow Summary

	Years ended September 30,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(8,480,674)	$12,993,841	$(2,447,726)
Net cash used in investing activities	(14,972,639)	(3,067,893)	(3,594,045)
Net cash provided by (used in) financing activities	10,768,333	(8,814,852)	11,582,041
Effect of exchange rate changes on cash	(218,720)	456,156	878,178
Net (decrease) increase in cash	$(12,903,700)	$1,567,252	$6,418,448
Cash and cash equivalents and restricted cash at the beginning of year	22,528,945	20,961,693	14,543,245
Cash and cash equivalents and restricted cash at the end of year	$9,625,245	$22,528,945	$20,961,693

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2025 was approximately $8.48 million, which was primarily attributable to a net loss approximately $1.40 million, adjusted for non-cash items for approximately $1.44 million and adjustments for changes in operating assets and liabilities approximately $8.52 million. The adjustments for changes in operating assets and liabilities mainly included:

(i)	increase in accounts receivable of approximately $6.44 million, which was in consistent with the increase in revenue during the second half year of 2025;

(ii)	increase in inventories of approximately $1.09 million, as more finished goods were prepared for subsequent sales order;

(iii)	decrease in advance to suppliers of approximately $2.04 million and decrease in notes payable of approximately $2.96 million, which were mainly due to the payment to suppliers.

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

Investing Activities:

Net cash used in investing activities was approximately $14.97 million for the year ended September 30, 2025. It was primarily attributable to i) purchase of machinery of approximately $1.46 million; ii) payments and prepayments for acquisition of CIP of approximately $13.27 million, the CIP mainly represented a new factory in Songyang; and iii) placement of short-term and long-term time deposits of approximately $0.26 million.

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

Financing Activities:

Net cash provided by financing activities was approximately $10.77 million for the year ended September 30, 2025. It was primarily attributable to i) proceeds from short-term borrowings of approximately $4.07 million; and ii) proceeds from long-term borrowings of approximately $10.19 million. The net cash used in financing activities was partially offset by i) repayment on short-term borrowings of approximately $1.22 million; and ii) repayment on long-term borrowings of approximately $2.22 million.

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

Commitments and Contingencies

Commitments

Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for construction of new factories. Total capital commitments contracted but not provided for amounted to $9,422,194 and $6,238,097 as of September 30, 2025 and 2024, respectively.

Contingencies

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2025 and 2024, the Company had no material pending legal proceedings outstanding.

Off-Balance Sheet Arrangements

We have restricted cash held in designated bank accounts as secured deposits for issuance of letter of credit and bank guarantee to assure product quality and/or contract performance as requested by some of our customers. As of September 30, 2025 and 2024, restricted cash was $3,141,756 and $4,410,489, respectively.

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

E.	Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date of this annual report:

Name	Age	Position(s)
Di Wang	78	Chairman of the Board and Director
Huisen Wang	66	Chief Executive Officer
Jianping Xiang	47	Chief Financial Officer
Jueqin Wang	52	Director
Songlin Li(1)(2)(3)	55	Independent Director, Chair of the Compensation Committee
Jiancong Huang(1)(2)(3)	60	Independent Director, Chair of the Nomination Committee
He “Henry” Huang(1)(2)(3)	52	Independent Director, Chair of the Audit Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nomination Committee

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

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers and directors for services rendered to us for the fiscal year ended September 30, 2025.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jianping Xiang, Chief Financial Officer	12,902	16,638	29,400	-	58,940
Huisen Wang, Chief Executive Officer	12,783	11,092	-	-	23,875
Di Wang, Chairman of the Board	12,783	11,092	-	-	23,875
Jueqin Wang, Director	12,783	-	-	-	12,783
He “Henry” Huang, Independent Director	20,000	-	-	-	20,000
Jiancong Huang, Independent Director	-	-	-	-	-
Songlin Li, Independent Director	-	-	-	-	-

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

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nomination committee and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

We had 362, 355 and 362 employees for our continuing operations in 2025, 2024, and 2023 fiscal years, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially the same terms on mutual agreements. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2025 fiscal	2024 fiscal	2023 fiscal
Department	year	year	year
Production	160	164	158
Technical	75	75	75
Sales	15	34	50
Quality Control	37	33	23
Administration	45	23	26
Accounting	9	12	12
Trade	3	3	4
Procurement	5	5	8
Security	13	6	6
Total	362	355	362

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

The number and percentage of ordinary shares beneficially owned are based on 14,299,182 ordinary shares issued and outstanding as of January 13, 2026. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 13, 2026 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, China.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Di Wang(3)	8,336,000	58.30%
Jueqin Wang(4)	1,664,000	11.64%
Huisen Wang	0	0%
Jianping Xiang	60,000	0.42%
He “Henry” Huang	2,000	0.01%
Songlin Li	0	0%
Jiancong Huang	0	0%
All directors and executive officers as a group (5 persons)	10,062,000	70.37%

5% Beneficial Owners:
Yongqiang Donghai Limited(3)	8,336,000	58.30%
Yongqiang Maituo Limited(4)	1,664,000	11.64%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 14,299,182 ordinary shares issued and outstanding as of January 13, 2026.

(3)	Di Wang is deemed to beneficially own 8,336,000 of our ordinary shares through Yongqiang Donghai Limited, a British Virgin Islands company holding 8,336,000 of our ordinary shares. Di Wang has the sole voting and dispositive power of all the shares held by Yongqiang Donghai Limited through certain entrustment agreement with the shareholders of Yongqiang Donghai Limited.

(4)	Jueqin Wang is deemed to beneficially own 1,664,000 of our ordinary shares through Yongqiang Maituo Limited, a British Virgin Islands company holding 1,664,000 of our ordinary shares. Jueqin Wang has the sole voting and dispositive power of all the shares held by Yongqiang Maituo Limited.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

B.	Related Party Transactions

Related Parties

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang
Shanghai Huadi Industrial Ltd. (“Shanghai Huadi”)	An entity 51% owned by Jueqin Wang
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co. (“Huadi Material”)	An entity 100% owned by Yiyu Wang
Wenzhou Maituo International Trade Ltd. (“Wenzhou Maituo”)	An entity controlled by Meiling Wang
Jueqin Wang	Chairman of the Board and Director
Di Wang	Principal shareholder of the Company
Yiyu Wang	Immediate family member of majority shareholder of the Company
Meiling Wang	Immediate family member of majority shareholder of the Company

Related Party Transactions

2025 Fiscal year

During the year ended September 30, 2025, the Company purchased a total of $2,456,896 raw materials from Taizhou Huadi and fully paid. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2025, the Company had no account payable balance due to this entity.

During the year ended September 30, 2025, the Company received a refund of $674,228 from Huadi Material due to changes in production plan. As of September 30, 2025, the Company had outstanding accounts payable of $462 to this entity.

During the year ended September 30, 2025, the Company leased an office to Huashang with annual rent amounted $27,407, and the Company recorded $25,865 rental income. As of September 30, 2025, the Company had advance balance of $7,131 from this entity.

During the year ended September 30, 2025, the Company repaid RMB 350,000 ($48,527 in USD) to Jueqin Wang. The borrowing was made in previous years to support the Company’s operations, which was unsecured, due on demand, and interest free. As of September 30, 2025, the company had outstanding balance of $255,344 to Jueqin Wang.

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

Related Party Balances

Net outstanding balances with related parties consisted of the following as of this annual report and September 30, 2025 and 2024:

Accounts	Name of related parties	2025	2024
Advance to suppliers, net	Taizhou Huadi Material Technology Co.	$-	$692,485
Accounts payable	Taizhou Huadi Material Technology Co. (1)	(462)	-
Advance from customer	Huashang Micro Finance Co. (2)	(7,131)	(5,650)
Due to related parties - noncurrent portion	Jueqin Wang (3)	(255,344)	(308,908)

(1)	The balances with the related part are payables to Huadi Material for raw materials. The amount is trade nature. As of the date of this annual report, the amount payable to Huadi Material has been $462.

(2)	The balances with the related part are rental fees advance from Huashang. The amount is non-trade nature. As of the date of this annual report, the amount due to Huashang has been $nil.

(3)	The balances with the related part are unsecured, interest free with no specific repayment terms. The amount is non-trade nature. As of the date of this annual report, the amount due to Jueqin Wang has been $255,344.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Employment Agreements.”

C.	Interests of experts and counsel

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

Not applicable for annual reports on Form 20-F.

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

Huadi International was incorporated on September 27, 2018 under the Companies Act (as amended) of the Cayman Islands, or the “Cayman Islands Companies Act”. As of September 30, 2025, there were 14,299,182 ordinary shares issued and outstanding.

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

Description of Ordinary Shares

Huadi International was incorporated on September 27, 2018 under the Cayman Islands Companies Act and our affairs are governed by our amended and restated memorandum and articles of association and the Cayman Islands Companies Act, and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, our company’s authorized share capital consists of 250,000,000 ordinary shares with a par value of US$0.0002 per share. As of January 13, 2026, there were 14,299,182 ordinary shares issued and outstanding.

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

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report  .

D.	Exchange controls

PRC Laws and Regulations relating to Foreign Exchange

General administration of foreign exchange

According to the Regulations on the Control of Foreign Exchange (《中华人民共和国外汇管理条例》), which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 5, 2008, payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. According to regulations on foreign exchange settlement of FIEs, they may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

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

PRC Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the SAT on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. SAT Circular 3 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Use of Proceeds

Not applicable for annual reports on Form 20-F.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

(a)	As of September 30, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

HTL was appointed by the Company to serve as its independent registered public accounting firm for the fiscal years ended September 30, 2025, 2024 and 2023.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

HTL’s fees for the for the annual audit of our financial statements for the fiscal year ended September 30, 2025 was $180,000. HTL’s fees for the for the annual audit of our financial statements for the fiscal year ended September 30, 2024 was $180,000. HTL’s fees for the annual audit of our financial statements for the fiscal year ended September 30, 2023 was $180,000.

Audit-Related Fees

HTL did not provide audit related service during the fiscal years ended September 30, 2025, 2024 and 2023.

Tax Fees

HTL did not provide tax services for the fiscal years ended September 30, 2025, 2024 and 2023.

All Other Fees

The Company has not paid HTL for any other services in fiscal years ended September 30, 2025, 2024 and 2023.

Audit Committee Pre-Approval Policies

Before HTL wes engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by HTL have been so approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2025.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

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

On August 8, 2024, we obtained an exemption letter from our Cayman counsel, Ogier, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements. In January 2026, we obtained an updated home country practice letter from Ogier reaffirming and supplementing the foregoing position. As permitted under Cayman Islands law and our amended and restated memorandum and articles of association, we did not hold an annual general meeting of shareholders in 2025.

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (Exhibit 3.1 to the Form F-1 filed on September 18, 2020 and is incorporated herein by reference)
1.2	Amended and Restated Memorandum and Articles of Association (Exhibit 3.2 to the Form F-1/A submitted on November 25, 2020 and is incorporated herein by reference)
2.1*	Description of Securities
4.1	Summary Translation of Employment Agreement by and between the Registrant and Di Wang (Exhibit 10.1 to the Form F-1 submitted on September 18, 2020 and is incorporated herein by reference)
4.2	Summary Translation of Employment Agreement by and between the Registrant and Jueqin Wang (Exhibit 10.2 to the Form F-1 filed on September 18, 2020 and is incorporated herein by reference)
4.3	Summary Translation of Employment Agreement by and between the Registrant and Huisen Wang (Exhibit 10.3 to the Form F-1 filed on September 18, 2020 and is incorporated herein by reference)
4.4	Employment Agreement with Jianping Xiang (Exhibit 10.1 to the Form 6-K filed on December 09, 2022 and is incorporated herein by reference)
4.5	Director Offer Letter with Songlin Li (Exhibit 10.5 to the Form F-1 filed on September 18, 2020 and is incorporated herein by reference)
4.6	Director Offer Letter with Jiancong Huang (Exhibit 10.6 to the Form F-1 filed on September 18, 2020 and is incorporated herein by reference)
4.7	Director Offer Letter with He “Henry” Huang (Exhibit 10.7 to the Form F-1 filed on September 18, 2020 and is incorporated herein by reference)
4.8	Entrustment Agreement among shareholders of Yongqiang Donghai Limited (Exhibit 10.8 to the Form F-1/A filed on November 25, 2020 and is incorporated herein by reference)
8.1	List of Subsidiaries (Exhibit 8.1 to our annual report on Form 20-F, filed with the SEC on February 5, 2024 and is incorporated herein by reference)
11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1/A filed on November 25, 2020 and is incorporated herein by reference)
11.2	Insider Trading Policies (Exhibit 11.2 to our annual report on Form 20-F, filed with the SEC on February 5, 2024 and is incorporated herein by reference)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1	Executive Compensation Recovery Policy (incorporate by reference to Exhibit 97.1 to our annual report on Form 20-F, filed with the SEC on February 5, 2024)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUADI INTERNATIONAL GROUP CO., LTD.

By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

Date: January 30, 2026

HUADI INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huadi International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huadi International Group Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of income and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Houston, Texas

January 30, 2026

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024
Assets
Current assets:
Cash and cash equivalents	$6,483,489	$18,118,456
Restricted cash	3,141,756	4,410,489
Time deposits	100,164	-
Accounts receivable, net of allowance for credit losses of $1,183,298 and $1,003,514, respectively	24,773,841	18,713,342
Notes receivable, net	8,358,797	7,901,784
Inventories	24,084,711	23,312,978
Advances to suppliers, net	2,252,953	3,622,162
Advances to suppliers, net – related parties	-	692,485
Other receivables, net	1,091,526	700,513
Total current assets	70,287,237	77,472,209
Property, plant and equipment, net	15,318,750	8,047,615
Land use rights, net	4,213,536	4,373,158
Long-term time deposits	165,996	-
Long-term investments	11,656,412	13,012,340
Long-term prepayments	6,615,984	-
Deferred tax assets	1,044,334	550,874
Other noncurrent assets	221,288	138,335
TOTAL ASSETS	$109,523,537	$103,594,531
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,709,191	$1,889,342
Accounts payable - related parties	462	-
Accrued expenses and other current liabilities	3,003,704	2,153,227
Notes payable	10,148,897	13,337,893
Advance from customers	1,310,685	1,548,151
Advance from customers - related parties	7,131	5,650
Short-term borrowings	4,122,341	1,249,765
Long-term borrowings - current portion	43,545	-
Tax payable	2,961,173	3,644,165
Total current liabilities	24,307,129	23,828,193
Long-term borrowings	8,025,004	-
Due to related parties - noncurrent portion	255,344	308,908
Deferred government grants - noncurrent portion	1,123,753	1,139,991
TOTAL LIABILITIES	33,711,230	25,277,092

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,299,182 and 14,279,182 shares issued and outstanding, respectively	2,860	2,856
Additional paid-in capital	67,359,101	67,329,705
Statutory surplus reserves	919,978	919,978
Retained earnings	6,308,532	7,704,459
Accumulated other comprehensive income	923,834	2,046,228
Total equity attributable to Huadi International Group Co., Ltd.	75,514,305	78,003,226
Equity attributable to non-controlling interests	298,002	314,213
Total shareholders’ equity	75,812,307	78,317,439
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$109,523,537	$103,594,531

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024	2023
Sales	$62,487,643	$73,635,012	$83,113,259
Production service revenue	407,968	635,417	1,219,041
Cost of sales	(56,102,806)	(66,954,594)	(71,976,696)
Gross profit	6,792,805	7,315,835	12,355,604

Operating expenses:
Selling, general and administrative	7,775,890	6,783,449	7,338,320
Research and development	2,166,881	2,239,220	2,550,777
Foreign currency transaction gains	(265,960)	(98,353)	(644,118)
Total operating expenses	9,676,811	8,924,316	9,244,979

Operating (loss) income	(2,884,006)	(1,608,481)	3,110,625

Other income (expenses):
Interest income (expenses), net	220,621	206,340	(296,265)
Other income (expenses), net	767,777	1,245,926	701,751
Total other income (expenses), net	988,398	1,452,266	405,486

(Loss) Income before income taxes	(1,895,608)	(156,215)	3,516,111

Income tax benefits (expenses)	494,807	298,610	(220,854)

Net (loss) income	(1,400,801)	142,395	3,295,257
Net (loss) income attributable to non-controlling interests	(4,874)	4,973	37,535

Net (loss) income attributable to Huadi International Group Co., Ltd.	$(1,395,927)	$137,422	$3,257,722

Net (loss) income	$(1,400,801)	$142,395	$3,295,257

Other comprehensive (loss) income:
Foreign currency translation adjustment	(1,133,731)	2,500,007	(1,314,988)

Total comprehensive (loss) income	(2,534,532)	2,642,402	1,980,269
Comprehensive (loss) income attributable to non-controlling interests	(16,211)	29,973	24,385

Comprehensive (loss) income attributable to Huadi International Group Co., Ltd.	$(2,518,321)	$2,612,429	$1,955,884

Basic and diluted earnings per share
Basic	$(0.10)	$0.01	$0.23
Diluted	$(0.10)	$0.01	$0.23
Weighted average numbers of common shares outstanding
Basic	14,277,484	14,268,333	14,138,525
Diluted	14,277,484	14,268,333	14,138,525

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Statutory Surplus Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2022	13,239,182	2,648	44,211,313	3,802,265	873,059	494,223	49,383,508	250,433	49,633,941

Share issuance	1,000,000	200	23,009,800	-	-	-	23,010,000	-	23,010,000
Statutory reserves	-	-		(380,295)		380,295	-	-
Stock-based compensation	20,000	4	59,596	-	-	-	59,600	-	59,600
Foreign currency translation gain	-	-	-	-	(1,301,838)	-	(1,301,838)	(13,150)	(1,314,988)
Net income	-	-	-	3,257,722	-	-	3,257,722	37,535	3,295,257
Balance at September 30, 2023	14,259,182	2,852	67,280,709	6,679,692	(428,779)	874,518	74,408,992	274,818	74,683,810

Cumulative effect of adoption of CECL	-	-	-	932,805	-	-	932,805	9,422	942,227
Statutory reserves	-	-	-	(45,460)	-	45,460	-	-	-
Stock-based compensation	20,000	4	48,996	-	-	-	49,000	-	49,000
Foreign currency translation gain	-	-	-	-	2,475,007	-	2,475,007	25,000	2,500,007
Net income	-	-	-	137,422	-	-	137,422	4,973	142,395
Balance at September 30, 2024	14,279,182	$2,856	$67,329,705	$7,704,459	$2,046,228	$919,978	$78,003,226	$314,213	$78,317,439

Share-based compensation	20,000	4	29,396	-	-	-	29,400	-	29,400
Foreign currency translation gain	-	-	-	-	(1,122,394)	-	(1,122,394)	(11,337)	(1,133,731)
Net (loss) income	-	-	-	(1,395,927)	-	-	(1,395,927)	(4,874)	(1,400,801)
Balance at September 30, 2025	14,299,182	2,860	67,359,101	6,308,532	923,834	919,978	75,514,305	298,002	75,812,307

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(IN U.S. DOLLARS)

	2025	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(1,400,801)	$142,395	$3,295,257
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	614,558	685,674	657,107
Amortization	28,780	73,726	58,778
Stock-based compensation	29,400	49,000	59,600
Credit loss expense (reversal)	101,257	(41,720)	-
Bad debt expenses	276,217	89,425	430,708
Impairment loss on long-term investment	1,155,411	-	-
Deferred tax expenses	(494,807)	(307,278)	(64,606)
Gains on disposal of fixed assets	(1,264)	-	(2,557)
Foreign currency transaction gains	(265,960)	(98,353)	(644,118)
Changes in operating assets and liabilities:
Accounts receivable	(6,436,584)	6,134,515	(3,840,784)
Notes receivable	(484,090)	(153,248)	(6,501,994)
Inventories	(1,089,484)	4,337,744	(2,545,634)
Advances to suppliers, net	1,368,014	(1,485,013)	1,103,735
Advances to suppliers, net – related party	673,772	(674,539)	-
Other receivables	(386,710)	(523,082)	380,277
Other noncurrent assets	(80,688)	14,596	(261,810)
Accounts payable	836,240	(5,376,754)	3,984,378
Accrued expenses and other current liabilities	870,189	126,976	226,934
Notes payable	(2,960,139)	11,339,061	1,135,639
Advances from customers	(211,080)	(1,938,570)	(912,997)
Tax payable	(622,905)	(511,162)	994,361
Deferred government grants	-	1,110,448	-
Net cash (used in) provided by operating activities	(8,480,674)	12,993,841	(2,447,726)

Cash Flows from Investing Activities:
Placement of time deposits	(262,709)	-	-
Purchases of property, plant and equipment	(1,457,008)	(308,631)	(157,571)
Purchases of land-use-right	-	-	(3,440,489)
Acquisition of CIP	(6,395,450)	(2,759,262)	-
Prepayments for acquisition of CIP	(6,873,913)	-	-
Proceeds from disposition of property, plant and equipment	16,441	-	4,015
Net cash used in investing activities	(14,972,639)	(3,067,893)	(3,594,045)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	4,068,901	1,217,377	5,588,190
Repayments on short-term borrowings	(1,215,993)	(4,499,422)	(12,982,576)
Proceeds from long-term borrowings	10,186,482	2,762,239	5,639,913
Repayments on long-term borrowings	(2,222,530)	(8,274,225)	(9,389,931)
Proceeds from stock offering, net of offering costs	-	-	23,010,000
Proceeds from related parties	-	-	6,858,500
Repayments to related parties	(48,527)	(20,821)	(7,142,055)
Net cash provided by(used in) financing activities	10,768,333	(8,814,852)	11,582,041

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(218,720)	456,156	878,178

Net (decrease) increase in cash and cash equivalents and restricted cash	(12,903,700)	1,567,252	6,418,448
Cash and cash equivalents and restricted cash at the beginning of year	22,528,945	20,961,693	14,543,245
Cash and cash equivalents and restricted cash at the end of year	$9,625,245	$22,528,945	$20,961,693

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$3,228,966	$328,428	$25,773
Cash paid for interest	$195,369	$176,023	442,748

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts shown in the Consolidated Statements of Cash Flows:
Cash and cash equivalents	$6,483,489	$18,118,456	$20,192,460
Restricted cash	3,141,756	4,410,489	769,233
Total cash and cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$9,625,245	$22,528,945	$20,961,693

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

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. There are currently 14,299,182 issued and outstanding ordinary shares. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

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

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. HK Beach did not have any operations as of September 30, 2025.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China.  The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of September 30, 2025.

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

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of September 30, 2025.

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

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

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

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2025	2024	2023
Period Ended RMB: USD exchange rate	7.1190	7.0176	7.2960
Period Average RMB: USD exchange rate	7.2125	7.2043	7.0533

f.	Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased. The Company maintains majority of its bank accounts in the PRC as of September 30, 2025. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest.

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

As of September 30, 2025 and 2024, restricted cash was $3,141,756 and $4,410,489, respectively. No cash is restricted to assure future credit availability.

h.	Time deposits

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the consolidated balance sheets as “Time deposits”, while the balances with original maturities longer than one year are reflected in the consolidated balance sheets as “Long-term time deposits”. The time deposits have a fixed interest rate return and the Company has the intent and ability to hold the deposits to maturity. Time deposits are recorded at amortized cost which approximates fair value.

As of September 30, 2025 and 2024, time deposits were $100,164 and $nil, respectively. These deposits have been pledged for issuance of note payable

i.	Accounts Receivable, net

Accounts receivable, net includes receivables mainly from customers that represent revenues earned but not yet collected. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less allowance for credit losses. Please refer to Note 2 (k) - Allowance for credit losses for adoption of expected credit losses model.

j.	Notes receivable, net

Notes receivable, net represent bank acceptance notes and commercial acceptance notes the Company receives from its customers in exchange for goods or services that it has transferred to customers. The notes generally range from three to six months from the date of issuance. The carrying value of notes receivable is reduced by an allowance of credit losses. Please refer to Note 2 (k) - Allowance for credit losses for adoption of expected credit losses model.

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

k.	Allowance for credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted this guidance on October 1, 2023 using a modified retrospective approach.

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

Financial assets are presented net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. For the year ended September 30, 2025, the Company recorded $101,257 expected credit loss expense in selling, general and administrative expenses. As of September 30, 2025, the allowance for credit losses of accounts receivable, notes receivable, other receivable and other noncurrent assets was $1,183,298, $138,247, $5,052 and $105,083, respectively.

l.	Inventories

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

There were no write-downs recognized of inventories for the years ended September 30, 2025, 2024 and 2023.

m.	Advances to Suppliers, net

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

The allowance for advance to suppliers recognized as of September 30, 2025 and 2024 was $197,935 and $270,148, respectively.

n.	Property and Equipment, net

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

o.	Land Use Rights, net

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

Useful lives
Land use rights	50 years

p.	Long-term Investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this guidance, the Company has made an accounting policy election to adopt an adjusted cost method measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

q.	Impairment of Long-lived Assets

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2025, 2024 and 2023.

r.	Fair Value

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other receivable, other current liabilities, notes receivable, notes payable, short-term and long-term borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2025 and 2024.

The Company noted no transfers between levels during any of the periods presented.

The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of September 30, 2025 and 2024.

s.	Revenue Recognition

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

(1)	Revenue from sales of steel piping products

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is the principal.

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

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs generally include costs that are only incurred as a result of obtaining a contract and are expected to be recovered over the contract period. As the Company’s contract periods are less than one year, the Company has elected the practical expedient under ASC 340-40-25-4 to expense the costs as incurred. All other costs incurred regardless of obtaining a contract are expensed as incurred. For the years ended September 30, 2025 and 2024, $423,680 and $317,944 contract acquisition costs were expensed as incurred, respectively.

Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract fulfillment cost as of September 30, 2025 and 2024.

Contract balance

The Company does not have amounts of contract assets since revenue is recognized at a point in time. Contract liabilities are presented as advance from customers on the consolidated balance sheet. Contract liabilities are recognized when the Company receives prepayment from customers resulting from purchase order or product processing agreement. Contract liabilities will be recognized as revenue when the products are delivered. As of September 30, 2025 and 2024, the balance of advance from customers amounted to $1,317,816 and $1,553,801, respectively. For the years ended September 30, 2025 and 2024, the beginning balance of advance from customers of $1,152,863   and $2,393,995 were recognized as revenue when the products are delivered.

t.	Value-added Tax (“VAT”)

The Company is subject to VAT and related surcharges on revenue generated from products and services. The VAT is based on gross sales price and VAT rates range from 6% to 13% between October 1, 2021 and September 30, 2025 depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

u.	Cost of sales

Cost of sales consists primarily of direct and indirect materials, labor costs, manufacturing overhead, including depreciation costs of machinery and equipment and allocations of electricity and infrastructure costs.

v.	Selling Expenses

Selling expenses consist primarily of shipping and handling costs, travel expenses, advertising costs, and payroll and related expenses for employees involved in marketing and business development activities.

Shipping and handling costs are expensed as incurred. Shipping and handling costs were $1,196,286, $1,547,311 and $1,749,338 for the years ended September 30, 2025, 2024 and 2023, respectively.

Advertising costs are expensed as incurred. Advertising costs were $97,343, $216,728 and $157,293 for the years ended September 30, 2025, 2024 and 2023, respectively.

w.	General and Administrative Expenses

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, repair and maintenance expenses and other general corporate related expenses.

x.	Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

y.	Government Grants

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

The government grants are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government grants compensate for assets are recognized as a deduction of the carrying amount of the asset when conditions are met.

As of September 30, 2025 and 2024, liabilities included $1,123,753 and $1,139,991, respectively, in deferred government grants. For the years ended September 30, 2025, 2024 and 2023, the Company recognized government grants of $346,597, $904,313 and $373,032, respectively, in other income (expense), net in the consolidated statements of income and other comprehensive income.

z.	Income Taxes

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

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purpose in PRC is December 31.

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

aa.	Comprehensive Income/(Loss)

Comprehensive income/(loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented primarily includes net income/(loss) and foreign currency translation adjustments.

bb.	Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the years ended September 30, 2025, 2024 and 2023.

cc.	Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $1,081,240, $856,887 and $707,355 for the years ended September 30, 2025, 2024 and 2023, respectively.

dd.	Statutory reserves

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

ee.	Contingencies

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

ff.	Related Party Transactions

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

gg.	Certain Risks and Concentration

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

As of September 30, 2025 and 2024, all of the Company’s cash and cash equivalents, restricted cash and notes receivable were held at major financial institutions located in the PRC which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not provide complete protection for the Company’s accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 for one bank ($70,000). However, the Company believes the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents, restricted cash and notes receivable are financially sound based on publicly available information.

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

As of September 30, 2025 and 2024, we had cash and cash equivalents of $6,483,489 and $18,118,456, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

hh.	Recent Accounting Pronouncements

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

New Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for public companies for annual reporting periods beginning after December 15, 2023, on a retrospective basis. The Company adopted ASU No. 2023-07 on October 1, 2024.

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM identified as the Company’s Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment.

New Accounting Pronouncements Not Yet Adopted

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

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net as of September 30, 2025 and 2024 consisted of the following:

	2025	2024
Accounts receivable	$25,957,139	$19,716,856
Less: allowance for expected credit losses	(1,183,298)	(1,003,514)
Accounts receivable, net	$24,773,841	$18,713,342

The Company’s customers are for the most part, various levels of government, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers. The average accounts receivable turnover period was approximately 131 days, 110 days and 106 days for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Changes of allowance for expected credit losses for the years ended September 30, 2025 and 2024 are as follow:

	2025	2024
Beginning balance	$1,003,514	$2,391,641
Cumulative-effect adjustment of adoption of CECL	-	(1,271,219)
Addition/(Reversal)	191,562	(157,175)
Exchange difference	(11,778)	40,267
Ending balance	$1,183,298	$1,003,514

NOTE 4 – NOTES RECEIVABLE, NET

Notes receivable, net as of September 30, 2025 and 2024 consisted of the following:

	2025	2024
Notes receivable	$8,497,044	$8,122,287
Less: allowance for expected credit losses	(138,247)	(220,503)
Notes receivable, net	$8,358,797	$7,901,784

Movement of allowance for expected credit losses are as follow:

	2025	2024
Beginning balance	$220,503	$-
Cumulative-effect adjustment of adoption of CECL	-	116,097
(Reversal)/Addition	(78,089)	97,214
Exchange difference	(4,167)	7,192
Ending balance	$138,247	$220,503

Notes receivable consisted of bank acceptance notes and commercial acceptance notes. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company. Factored notes receivables with recourse amounted $4,122,341 and $1,249,765 were recorded as short-term borrowings as of September 30, 2025 and 2024, respectively.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2025 and 2024 consisted of the following:

	2025	2024
Raw materials	$14,023,679	$13,985,558
Work in process	267,465	264,814
Finished goods	9,793,567	9,062,606
Total	$24,084,711	$23,312,978

There was no inventory write-downs recognized for the years ended September 30, 2025, 2024 and 2023.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as of September 30, 2025 and 2024 consisted of the following:

	2025	2024
Buildings	$4,702,714	$4,770,665
Machinery and equipment	9,439,854	8,398,347
Transportation vehicles	1,100,660	1,116,564
Office equipment	636,766	636,193
Construction in progress (“CIP”)	9,096,839	2,917,883
Total property plant and equipment, at cost	24,976,833	17,839,652
Less: accumulated depreciation	(9,658,083)	(9,792,037)
Property, plant and equipment, net	$15,318,750	$8,047,615

Reclassification

As of September 30, 2024, the Company reclassified $1,741,612 from machinery and equipment to buildings. The reclassification has no effect on the reported total assets, total liabilities, revenues, net income or total cash flows.

Depreciation expense

Depreciation expense was $614,558, $685,674 and $657,107 for the years ended September 30, 2025, 2024 and 2023, respectively.

Disposal

During fiscal year ended September 30, 2025, the Company sold fixed assets with a net carrying value of $15,177, and recorded gain on sale of fixed assets of $1,264. During fiscal year ended September 30, 2024, no fixed asset was sold.

Pledge

As of September 30, 2025 and 2024, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 12.

NOTE 7 – LAND USE RIGHTS

Land use rights as of September 30, 2025 and 2024 consisted of the following:

	2025	2024
Land use rights, cost	$4,944,307	$5,015,749
Less: accumulated amortization	(730,771)	(642,591)
Land use rights, net	$4,213,536	$4,373,158

Amortization expense was $28,780, $73,726 and $58,778 for the years ended September 30, 2025, 2024 and 2023, respectively.

As of September 30, 2025 and 2024, the Company pledged land use rights to secure banking facilities granted to the Company. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 12.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of September 30, 2025 and 2024:

	2025	2024
Huashang Micro Finance Co.	$5,337,828	$5,414,957
Longwan Rural Commercial Bank	6,318,584	6,409,884
Wenzhou Longlian Development Co., Ltd	1,170,586	1,187,500
Long-term investment Cost	$12,826,998	$13,012,340
Less: provision for impairment	(1,170,586)	-
Long-term investment	$11,656,412	$13,012,340

Changes of provision for impairment for the year ended September 30, 2025 are as follow:

2025
Beginning balance	$-
Addition	1,155,411
Exchange difference	15,175
Ending balance	$1,170,586

Huashang Micro Finance Co.

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD). The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Huashang during the years ended September 30, 2025, 2024 and 2023.

The ownership percentage of the above long-term investments in Huashang has not changed during the fiscal year ended September 30, 2025. During the year ended September 30, 2025 and 2024, no impairment of long-term investment was recognized.

Wenzhou Longlian Development Co., Ltd

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Longlian and no impairment loss was recorded during the years ended September 30, 2024 and 2023.

In January 2025, Longlian determined to terminate operations and entered into liquidation procedure. The Company provided fully impairment on this investment and recognized an impairment loss of $1,155,411 during the year ended September 30, 2025.

Longwan Rural Commercial Bank

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at the cost on its consolidated balance sheets. During the year ended September 30, 2025, the Company received dividend income of RMB 2,381,400 ($330,177 in USD) from LRCB. During the year ended September 30, 2024, the Company received dividend income of RMB 1,984,500 ($275,460 in USD) from LRCB. During the year ended September 30, 2023, the Company received dividend income of RMB 1,764,000 ($250,096 in USD) from LRCB.

The ownership percentage of the above long-term investments in LRCB has not changed during the fiscal year ended September 30, 2025. During the year ended September 30, 2025 and 2024, no impairment of long-term investment was recognized.

NOTE 9 – LONG-TERM PREPAYMENTS

Long-term prepayments consisted of prepayments for machinery and equipment, materials, and construction costs for new factory in Songyang of $6,615,984 and $nil as of September 30, 2025 and 2024, respectively. Once the installation of machinery and equipment or phased construction of factory is completed, the associated cost is reclassified into Property, Plant and Equipment.

NOTE 10 – NOTES PAYABLE

Notes payable consisted of bank notes payable of $10,148,897 and $13,337,893 provided by the Company to its suppliers as of September 30, 2025 and 2024, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of fund at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2025 and 2024:

	2025	2024
Accrued payroll and other welfare	$2,149,582	$1,898,958
Other accrued expenses	854,122	254,269
Total	$3,003,704	$2,153,227

NOTE 12 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term and long-term borrowings consisted of the following as of September 30, 2025 and 2024:

	2025	2024
Short-term borrowings	$4,122,341	$1,249,765
Long-term borrowings
Current portion	$43,545	$-
Non-current portion	8,025,004	-
Total long-term borrowings	$8,068,549	$-

Short-term borrowings

Short-term borrowings outstanding on September 30, 2025 and 2024 were undue factored notes receivable with recourse as shown in Note 4. These notes receivable will be expired in no more than six months from September 30, 2025 and 2024, respectively.

Long-term borrowings

Long-term borrowings consisted of the following on September 30, 2025:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank of China		9,990,000	$1,403,287	3/20/2025	3/19/2028	2.40%
Agricultural Bank of China		3,990,000	560,472	3/28/2025	3/27/2028	2.45%
Agricultural Bank of China		4,990,000	700,941	8/18/2025	8/14/2028	2.40%
Agricultural Bank of China		5,000,000	702,346	9/16/2025	10/16/2026	2.35%
China Zheshang Bank Co., ltd		6,720,000	943,953	7/18/2025	7/17/2032	3.00%
China Zheshang Bank Co., ltd		2,640,000	370,839	7/30/2025	7/17/2032	3.00%
China Zheshang Bank Co., ltd		3,540,000	497,261	8/11/2025	7/17/2032	3.00%
China Zheshang Bank Co., ltd		4,240,000	595,589	8/26/2025	7/17/2032	3.00%
China Zheshang Bank Co., ltd		4,000,000	561,877	9/1/2025	7/17/2032	3.00%
China Zheshang Bank Co., ltd		2,080,000	292,176	9/8/2025	7/17/2032	3.00%
China Zheshang Bank Co., ltd		6,950,000	976,260	9/12/2025	7/17/2032	3.00%
China Zheshang Bank Co., ltd		3,300,000	463,548	9/24/2025	7/17/2032	3.00%
Total	RMB	57,440,000	$8,068,549

No long-term borrowings were outstanding on September 30, 2024.

The following is a maturity analysis of long-term borrowings as of September 30, 2025:

	RMB	USD
Years ending September 30,
2026	310,000	$43,545
2027	7,020,000	986,094
2028	24,430,000	3,431,662
2029	5,580,000	783,818
2030	6,700,000	941,143
2031 and thereafter	13,400,000	1,882,287
Total long-term borrowings	57,440,000	$8,068,549

Pledges and Guarantees

The Company’s bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	As of September 30,
	2025	2024
Buildings, net	$24,453	$24,806
Construction in progress (“CIP”)	9,096,839	-
Land use rights, net	3,653,199	417,411
Total	$12,774,491	$442,217

Interest expenses

For the years ended September 30, 2025, 2024 and 2023, total interest expense on all short-term borrowings, long-term borrowings and notes receivable factoring amounted to $195,369, $176,023 and $442,748, respectively.

NOTE 13 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

Customer concentration

The Company had no significant customers during the year ended September 30, 2025. There was one customer accounted for a significant portion of total accounts receivable for the year ended September 30, 2025, which accounted for 11.30% of the Company’s total accounts receivable.

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

Purchase concentration

For the year ended September 30, 2025, one supplier accounted for 20.85% of the Company’s total purchase. There were three suppliers that have significant concentration of total accounts payable for the year ended September 30, 2025, which accounted for 26.32%, 18.48% and 14.02% of the Company’s total accounts payable.

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

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 14 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties:

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co. (Huadi Material)	An entity 100% owned by Yiyu Wang
Wenzhou Maituo International Trade Ltd. (“Wenzhou Maituo”)	An entity controlled by Meiling Wang
Jueqin Wang	Principal shareholder of the Company
Di Wang	Chairman of the Board and Director
Yiyu Wang	Immediate family member of majority shareholder of the Company
Meiling Wang	Immediate family member of majority shareholder of the Company

2) Related party transactions

2025 Fiscal year

During the year ended September 30, 2025, the Company purchased a total of $2,456,896 raw materials from Taizhou Huadi and fully paid. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2025, the Company had no account payable balance due to this entity.

During the year ended September 30, 2025, the Company received a refund of $674,228 from Huadi Material due to changes in production plan. As of September 30, 2025, the Company had outstanding accounts payable of $462 to this entity.

During the year ended September 30, 2025, the Company leased an office to Huashang with annual rent amounted $27,407, and the Company recorded $25,865 rental income. As of September 30, 2025, the Company had advance balance of $7,131 from this entity.

During the year ended September 30, 2025, the Company repaid RMB 350,000 ($48,527 in USD) to Jueqin Wang. The borrowing was made in previous years to support the Company’s operations, which was unsecured, due on demand, and interest free. As of September 30, 2025, the company had outstanding balance of $255,344 to Jueqin Wang.

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

3) Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2025 and 2024:

Accounts	Name of related parties	2025	2024
Advance to suppliers, net	Taizhou Huadi Material Technology Co.	$-	$692,485
Accounts payable	Taizhou Huadi Material Technology Co.	(462)	-
Advance from customer	Huashang Micro Finance Co.	(7,131)	(5,650)
Due to related parties – noncurrent portion	Jueqin Wang	(255,344)	(308,908)

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

On April 16, 2025, the Company granted an aggregate of 20,000 annual bonus share (the “Bonus Shares”) to its Chief Financial Officer Mr. Jianping Xiang. The stock-based compensation expense in relation to the Bonus Shares have been recognized based on the fair value on the share price of $1.47 on the grant date. As of September 30, 2025, the 20,000 shares have been issued to Mr. Jianping Xiang. For the year ended September 30, 2025, the Company recognized $29,400 for the compensation cost.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of September 30, 2025 and 2024.

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

As a result of the foregoing restrictions, Huadi PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Huadi PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2025 and 2024, amounts restricted are the paid-in-capital and statutory reserve of Huadi PRC Subsidiaries as follows:

	2025	2024
Statutory reserves	$919,978	$919,978
Paid-in-capital	25,285,336	24,815,336
Total	$26,205,314	$25,735,314

NOTE 16 – INCOME TAXES

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

Hong Kong

HK Beach is established in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, HK Beach, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. HK Beach is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2025, 2024 and 2023.

PRC

Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2022, and the HNTE certificate was renewed on December 29, 2025. Thus, Huadi Steel is eligible for a 15% preferential tax rate from fiscal year 2022 to fiscal year 2028. As of September 30, 2024, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

Huadi Songyang is established in PRC and is subject to statutory income tax rate at 25%.

Income taxes for the years ended September 30, 2025, 2024 and 2023 are attributed to the Company’s continuing operations in China and consisted of:

	2025	2024	2023
Current income tax	$-	$8,668	$285,460
Deferred income tax	(494,807)	(307,278)	(64,606)
Total income tax (benefits) expense	$(494,807)	$(298,610)	$220,854

Income tax expense reconciliations using the effective income tax rate for Huadi steel, the Company’s main operating subsidiary, are as follows:

	2025	2024	2023
(Loss) Income before taxes	$(1,895,608)	$(156,215)	$3,516,111
PRC EIT tax rates	25%	25%	15%
Tax at the PRC EIT tax rates	$(473,902)	(39,054)	527,417
Difference due to preferential tax	98,221	(19,006)	-
Rate differences in various jurisdictions	118,435	78,051	82,748
Tax effect of R&D expenses deduction	(325,032)	(335,883)	(382,617)
Tax effect of non-taxable investment income and government grant	(49,527)	(41,319)	(37,514)
Tax effect of non-deductible expenses	27,083	41,415	30,820
Changes in valuation allowance	109,915	17,186	-
Income tax (benefits) expenses	$(494,807)	$(298,610)	$220,854

Deferred tax assets

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of September 30, 2025 and 2024 are presented below:

	2025	2024
Deferred tax assets:
Allowance for expected credit losses	$214,752	$202,245
Allowance for bad debt	116,747	47,416
Impairment on long-term investment	175,588	-
Loss carryforward	665,998	318,856
DTA allowance	(128,751)	(17,643)
Total	$1,044,334	$550,874

Tax payables

Tax payables consisted of the following as of September 30, 2025 and 2024:

	2025	2024
Income tax payable	$2,918,611	$3,318,644
VAT and tax payable	42,562	325,521
Total	$2,961,173	$3,644,165

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and 2024 the Company did not have any significant unrecognized uncertain tax positions.

NOTE 17 – COMMITMENT AND CONTINGENCIES

Commitments

Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for construction of new factories. Total capital commitments contracted but not provided for amounted to $9,422,194 and $6,238,097 as of September 30, 2025 and 2024, respectively. All commitments as of September 30, 2025 were within 1 year.

Contingencies

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2025 and 2024, the Company had no material pending legal proceedings outstanding.

NOTE 18 – SEGMENT REPORTING

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), our CEO Mr. Di Wang, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

The Company derives its revenues from two sources: (1) revenue from sales of steel piping products, (2) revenue from production service.

As the CODM assesses performance for the Company and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of income and comprehensive (loss) income, the Company considers itself to have a single operating segment and, therefore, only one reportable segment.

The CODM’s resource allocation decisions typically affect the overall business rather than any individual product/service line. As a result, the Company does not allocate shared operating expenses to specific service lines for management reporting, and decisions are made based on consolidated financial results. This is supported by the fact that the Company’s financial systems are not designed to budget, track transactions, or allocate shared costs for reporting operating margins at the product/service line level or any other detailed level. The Company believes that presenting financial information as a single operating segment aligns with how management organizes and makes decisions about the business.

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	2025	2024	2023
Revenues	$62,895,611	$74,270,429	$84,332,300
Cost of sales	(56,102,806)	(66,954,594)	(71,976,696)
Gross profit	6,792,805	7,315,835	12,355,604
Selling expense	(2,428,570)	(2,661,411)	(2,829,580)
General and administrative expense	(5,347,320)	(4,122,038)	(4,508,740)
Research and development expense	(2,166,881)	(2,239,220)	(2,550,777)
Foreign currency transaction gains	265,960	98,353	644,118
(Loss)/Income from operations	(2,884,006)	(1,608,481)	3,110,625
Other income (expenses), net	988,398	1,452,266	405,486
(Loss)/Income before income taxes	(1,895,608)	(156,215)	3,516,111
Income tax benefit/(provision)	494,807	298,610	(220,854)
Net (loss) income	$(1,400,801)	$142,395	$3,295,257

The following table disaggregates the revenue for the years ended September 30, 2025, 2024 and 2023 are as follows:

Revenue by product/service line

	2025	2024	2023
Sales of steel piping products	$62,487,643	$73,635,012	$83,113,259
Production service revenue	407,968	635,417	1,219,041
Total revenue	$62,895,611	$74,270,429	$84,332,300

Revenue by geographical areas

The following table presents revenues by geographic areas for the year ended September 30, 2025:

	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$53,572,505	85.18%
USA	6,267,793	9.97%
India	1,407,889	2.24%
Singapore	400,632	0.64%
Australia	370,226	0.59%
Other foreign countries	876,566	1.38%

The following table presents revenues by geographic areas for the year ended September 30, 2024.

	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$60,079,920	80.89%
USA	7,814,677	10.52%
Singapore	3,767,180	5.07%
The United Arab Emirates	776,416	1.05%
India	748,168	1.01%
Other foreign countries	1,084,068	1.46%

The following table presents revenues by geographic areas for the year ended September 30, 2023.

	Sales Amount (In USD)	As % of Sales
Top 5 Geographic Areas:
China	$73,744,662	87.45%
USA	7,146,478	8.47%
India	1,596,243	1.89%
United Mexican States	577,416	0.68%
Australia	385,111	0.46%
Other foreign countries	882,390	1.05%

NOTE 19 – OTHER INCOME (EXPENSE), NET

Other income (expense), net for the years ended September 30, 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Government grants	$346,597	$904,313	$373,032
Dividend income	330,177	275,460	250,096
Rental income	106,616	127,996	85,437
Other net miscellaneous income (expenses)	(15,613)	(61,843)	(6,814)
Total revenue	$767,777	$1,245,926	$701,751

NOTE 20 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after September 30, 2025, up through January 30, 2026 the date the Company issued the consolidated financial statements and concluded that no other subsequent material events except for the disclosed below:

Bank borrowings

Borrowings repayment and renewal

From September 30, 2025 to the date the audited consolidated financial statements were available to be issued, the Company partially repaid its long-term borrowings of $563,281 (RMB 4,010,000).

New borrowings

As the date the audited consolidated financial statements were available to be issued, the Company has new bank borrowings in the amount of $4,259,727 (RMB 30,325,000) as following:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
China Zheshang Bank Co., ltd		2,000,000	$280,938	10/17/2025	10/16/2026	1.55%
China Zheshang Bank Co., ltd		3,000,000	421,408	12/19/2025	12/18/2026	1.55%
Zhejiang Commercial Bank Co.,Ltd.		4,595,000	645,456	10/22/2025	07/17/2032	3.00%
Zhejiang Commercial Bank Co.,Ltd.		8,270,000	1,161,680	11/18/2025	07/17/2032	3.00%
Zhejiang Commercial Bank Co.,Ltd.		2,160,000	303,413	11/28/2025	07/17/2032	3.00%
Zhejiang Commercial Bank Co.,Ltd.		10,300,000	1,446,832	12/05/2025	07/17/2032	3.00%
Total	RMB	30,325,000	$4,259,727

NOTE 21 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2025 and 2024, respectively.

PARENT COMPANY BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$108,312	$511,454
Other receivables	6,858,500	6,858,500
Total current assets	6,966,812	7,369,954
Investment in subsidiaries	68,701,993	70,724,772
TOTAL ASSETS	$75,668,805	$78,094,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$154,500	$91,500
Total current liabilities	154,500	91,500
TOTAL LIABILITIES	154,500	91,500

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 14,299,182 and 14,279,182 shares issued and outstanding, respectively	2,860	2,856
Additional paid-in capital	67,359,101	67,329,705
Retained earnings	7,228,510	8,624,437
Accumulated other comprehensive income	923,834	2,046,228
Total equity	75,514,305	78,003,226
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$75,668,805	$78,094,726

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024	2023
Operating expenses:
Selling, general and administrative	$491,781	$474,715	$605,480
Total operating expenses	491,781	474,715	605,480

Operating income	(491,781)	(474,715)	(605,480)

Other income (expenses):
Interest income (expenses), net	16,239	120,137	106,363
Share of (loss) income of subsidiaries	(920,385)	492,000	3,756,839
Total other income (expenses), net	(904,146)	612,137	3,863,202

Income before income taxes	(1,395,927)	137,422	3,257,722

Income tax expenses	-	-	-

Net income	(1,395,927)	137,422	3,257,722

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,122,394)	2,475,007	(1,301,838)
Total comprehensive income (loss)	$(2,518,321)	$2,612,429	$1,955,884

PARENT COMPANY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024	2023
Cash Flows from Operating Activities:
Net income	$(1,395,927)	$137,422	$3,257,722
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	29,400	49,000	59,600
Share of loss (income) of subsidiaries	920,385	(492,000)	(3,756,839)
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	63,000	25,000	-
Net cash provided by (used in) operating activities	(383,142)	(280,578)	(439,517)

Cash Flows from Investing Activities:
Investment in subsidiary	(20,000)	(2,200,000)	-
Net cash used in investing activities	(20,000)	(2,200,000)	-

Cash Flows from Financing Activities:
Proceeds from stock offering, net of offering costs	-	-	23,010,000
Repayments to related parties	-	-	(6,858,500)
Repayments to subsidiaries	-	-	(12,733,500)
Net cash (used in) provided by financing activities	-	-	3,418,000

Effect of exchange rate changes on cash and cash equivalents and restricted cash	-	-	-

Net (decrease) increase in cash and cash equivalents and restricted cash	(403,142)	(2,480,578)	2,978,483
Cash and cash equivalents and restricted cash at the beginning of year	511,454	2,992,032	13,549
Cash and cash equivalents and restricted cash at the end of year	$108,312	$511,454	$2,992,032